FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2015

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Banco Santander, S.A.

INCORPORATION BY REFERENCE

Items 2 and 3 of this report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form F-3 (Registration Number: 333-185153) of Banco Santander, S.A. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Item

1	Press release regarding First Quarter 2015 results

2	Financial report for January-March 2015 results.

3	Financial statements for January-March 2015 results.

4	Analyst presentation for January-March 2015 results

Item 1

PRESS RELEASE

FIRST QUARTER 2015 RESULTS

Banco Santander made a profit EUR 1.717

billion, 32% more than a year earlier

“Santander’s strong increase in lending reflects our commitment to helping our customers grow. When we raised capital in January, we said our goal was to target organic growth in our core markets forecasted to achieve strong economic recovery.”

Ana Botín, Chairman of Banco Santander

•	BUSINESS. Lending reached EUR 813,260 million, EUR 100,000 million and 14% more than the same period last year. Deposits and mutual funds also grew 14% and now total 780,020 million. Customer funds increased in the ten key markets as did lending in all countries, except Portugal.

•	EFFICIENCY. Revenues grew two points more than costs, 13% compared to 11%, allowing a 0.9 point improvement in the efficiency ratio which, at 47.0%, is one of the best in the sector.

•	PROFITABILITY. The growth in profit brought an improvement in ROTE of 1.1 points, to 11.5%, and a 6% increase in earnings per share.

•	DIVERSIFICATION. Profit grew in nine of the ten markets. Europe contributed 52% of group profit (United Kingdom 20% and Spain 15%), Latin America 38% (Brazil 21% and Mexico 7%) and U.S., 10%.

•	Spain: Attributable profit reached EUR 357 million (+42%). Net interest income grew almost 2% and costs fell 5%. Lending increased 1% and customer funds 7% over March of last year.

•	U.K.: Attributable profit totaled EUR 477 million (355 million pounds, +14%). Net interest income grew 8% and costs 5%. Credit increased 5%, and customer funds, 3%.

•	Brazil: Attributable profit amounted to 516 million (BRL 1,657 million, +41%). Basic revenues and costs remained practically flat. Loans were up 17% and customer funds 12%.

Madrid, April 28, 2015. Banco Santander made attributable profit of EUR 1,717 million in the first quarter, 32% more than the same period of 2014. Of the ten core markets in which the group operates, only Chile showed a decline in profit. The strong growth was supported by the bank’s three largest markets, Spain, UK and Brazil.

Comunicación Externa.	1
Ciudad Grupo Santander Edificio Arrecife Pl. 2
28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11
email:comunicacionbancosantander@gruposantander.com

Results

Exchange rates, marked by the euro-dollar and euro-pound depreciation, had a positive impact on growth rates in the balance sheet and results for the first quarter of 2015, adding to the favourable trend in the business and in group revenues. Attributable profit for the quarter grew 32%, a change that would have been 22% without the exchange rate effect. Revenues increased 13%, 7% without the exchange rate factor; and lending grew 14%, 7% without the exchange rate variation.

These results are produced in a context of uneven economic performance for the different countries in which the group operates. Countries such as U.S., Mexico and Poland are expected to grow more than 3% this year; Spain, U.K. and Chile, more than 2.5%; and Germany and Portugal, over 1.5%. Meanwhile, Brazil and Argentina will register a fall in economic growth. Official interest rates in euros, dollars and pounds are at historic lows.

The improvement in profits are a result of an increase in basic revenue of 13%, a change that is two points greater than costs, which grew 11%. This performance allows continued improvement in the efficiency ratio of almost one point, to 47.0%, which positions Banco Santander among the most efficient financial institutions in the world.

Net operating income, the difference between income and costs, stood at EUR 6,067 million, with growth of 15%. This increase, together with the decrease in loan loss provisions of 5%, means that the final result shows a 32% improvement.

Emerging economies (Latin America and Poland) accounted for 42% of profit and mature markets contributed 58%. By country, the largest contribution was from Brazil (21%), followed by U.K. (20%), Spain (15%), U.S. (10%), Mexico (7%), Chile (5%), Poland (4%), Argentina (3%) and Portugal (2%). Santander Consumer Finance contributed 10% to total profit.

Comunicación Externa.	2
Ciudad Grupo Santander Edificio Arrecife Pl. 2
28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11
email:comunicacionbancosantander@gruposantander.com

Balance sheet

Banco Santander closed March 2015 with total assets of EUR 1.37 trillion, 17% more than March of 2014. The business shows balanced growth, since both new loans and deposits grew 14%.

At the end of March, 2015, the loan portfolio reached EUR 813,260 million, 14% more than the year before (7% without the exchange rate effect), which means the credit balances increased by more than EUR 100,000 in one year. Of the ten key markets in which the group operates, credit grew in all except Portugal.

In Spain, the total loan portfolio reached EUR 161,023 million, with an increase slightly above 1% compared to the close of March, 2014, after subtracting repos. New lending to companies grew 24% and to individuals, 36%, with mortgages increasing 23%. These increases in new credit exceed redemptions generating growth in final balances of financing to companies, consumer lending to individuals and to the public administration. However, in mortgages, amounts redeemed exceeded new transactions.

In U.K., the loan portfolio stood at EUR 275,654 million, with growth of 20% over the first quarter of 2014. Without the exchange rate effect, in pounds, the increase in lending is 5%, boosted by financing to companies, which grew 9% year-on-year, mortgages, which grew 1%, and the addition of GBP 2,500 million in automobile loans as a result of the agreement with the French group PSA.

Comunicación Externa.	3
Ciudad Grupo Santander Edificio Arrecife Pl. 2
28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11
email:comunicacionbancosantander@gruposantander.com

In Brazil, the loan portfolio reached EUR 76,336 million, with growth of 5%, which is 17% without the exchange rate effect. Financing to companies was responsible for most of the growth, 39%, as well as in mortgages, which increased 35%. Financing to SMEs also showed marked improvement, and grew 6% year-on-year.

As for customer funds, total deposits and mutual funds of Grupo Santander is 780,020 million, with growth of 14% (8% without the exchange rate effect), which represents an addition of EUR 96,000 million in one year. Deposits reached 644,766 million and mutual funds 135,254 million, with growth of 11% and 21%, respectively, for the year. All markets gained resources.

Current accounts, which make up more than half of these deposits, showed positive growth in the group’s ten key markets. The current account balance reached EUR 393,588 million at the close of the first quarter of the year, with growth of 28% compared with the end of March, 2014. This means that in twelve months 85,000 million was added to these accounts. The current account is key to the strategy of increasing the loyalty of the bank’s customers, since it is the conduit for most transactions, centralizing income and costs.

In Spain, total customer funds (deposits plus mutual funds) amounted to 229,377 million at the end of March of this year, with an increase of 7% for the year. Demand deposits grew 18%, compared to a fall of 16% for time deposits, and assets in mutual funds rose 28%.

In U.K., the volume of deposits plus mutual funds reached EUR 223,932 million and grew 17% for the year, 3% without the exchange rate effect. The improvement is centred on growth in current accounts to individuals, the balance of which increased 40% in twelve months, with a rate of increase of one billion pounds per month. The 1|2|3 products have attracted 4 million customers, 1.3 million in the last year and for 94% of them, Santander is their primary bank.

Comunicación Externa.	4
Ciudad Grupo Santander Edificio Arrecife Pl. 2
28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11
email:comunicacionbancosantander@gruposantander.com

In Brazil, the total of deposits and mutual funds reached 85,802 million, with growth of 12% without the exchange rate effect. Total deposits grew 7% and funds, 17%.

Spain, U.K. and Brazil represented 69% of customer funds managed and commercialised by the group and 63% of the loan portfolio. Loan portfolio quality improved in the three countries, which determines the group’s NPL performance, which was at 4.85% at the close of the first quarter, with a decrease of 0.67 point in one year, of which more than half (0.34 point) occurred in the quarter. Meanwhile, the group continued to increase coverage, which is now at 69% compared to 66% a year earlier.

The NPL ratio in Spain is at 7.25%, 0.13 points less than last December and 0.36 points lower than one year ago. In U.K., the NPL ratio is very low, 1.75%, and even so decreased 0.13 point in one year. Brazil closed with a NPL ratio of 4.90% and managed to cut NPLs 0.15 point for the quarter and 0.84 points for the year.

Capital

At the beginning of the year the bank carried out a rights issue for EUR 7,500 million via an accelerated bookbuilding offer among institutional investors. At the close of the first quarter, Banco Santander’s total equity stood at EUR 91,915 million, 27% more than one year before. The bank’s capital ratio is 12%, with core capital of 9.7%, both fully loaded.

Comunicación Externa.	5
Ciudad Grupo Santander Edificio Arrecife Pl. 2
28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11
email:comunicacionbancosantander@gruposantander.com

The 32% growth in profit meant that despite an increase of 22% in the number of shares as a result of the rights issue and the scrip dividend, earnings per share grew 6%. Likewise, the return on tangible equity (ROTE) increased 1.1 points, to 11.5%.

Along with the rights issues, the bank’s board of directors announced its new dividend policy against fiscal year 2015, which consists of the payment of four dividends for EUR 0.05 per share, of which three will be paid in cash and one in shares or cash, per the shareholders choice. This year’s August dividend payment will be made entirely in cash.

Banco Santander has a market capitalization of more than EUR 90,000 million, making it the first bank in the Euro zone and eleventh-largest in the world. Santander has 3,230,808 shareholders and 187,262 employees serving over 100 million customers through 12,920 branches.

More information at: www.santander.com

Comunicación Externa.	6
Ciudad Grupo Santander Edificio Arrecife Pl. 2
28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11
email:comunicacionbancosantander@gruposantander.com

FINANCIAL REPORT 2015	JANUARY - MARCH

 KEY CONSOLIDATED DATA

Balance sheet (EUR million)	Mar’15	Dec’14%		Mar’14%		2014

Total assets	1,369,689	1,266,296	8.2	1,168,842	17.2	1,266,296
Net customer loans	793,965	734,711	8.1	694,595	14.3	734,711
Customer deposits	687,362	647,628	6.1	620,135	10.8	647,628
Managed and marketed customer funds	1,091,174	1,023,437	6.6	966,704	12.9	1,023,437
Stockholders’ equity	91,915	80,806	13.7	72,117	27.5	80,806
Total managed and marketed funds	1,545,444	1,428,083	8.2	1,313,138	17.7	1,428,083

Income statement* (EUR million)	1Q’15	4Q’14%		1Q’14%		2014

Net interest income	8,038	7,714	4.2	6,992	15.0	29,548
Gross income	11,444	11,040	3.7	10,124	13.0	42,612
Pre-provision profit (net operating income)	6,067	5,824	4.2	5,277	15.0	22,574
Profit before taxes	2,990	2,580	15.9	2,149	39.1	9,720
Attributable profit to the Group	1,717	1,455	18.0	1,303	31.8	5,816

(*).- Variations w/o exchange rate

Quarterly: Net interest income: +0.9%; Gross income: +0.7%; Pre-provision profit:+1.0%; Attributable profit:+12.1%

Year-on-year: Net interest income: +7.9%; Gross income: +6.8%; Pre-provision profit: +8.1%; Attributable profit: +21.8%

EPS, profitability and efficiency (%)	1Q’15	4Q’14%		1Q’14%		2014

EPS (euro)	0.121	0.112	7.3	0.113	6.4	0.479
RoE (1)	7.6	6.7		6.6		7.0
RoTE (1)	11.5	10.2		10.4		11.0
RoA	0.6	0.6		0.5		0.6
RoRWA	1.4	1.2		1.2		1.3
Efficiency ratio (with amortisations)	47.0	47.2		47.9		47.0

Solvency and NPL ratios (%)	Mar’15	Dec’14%		Mar’14%		2014

CET1 fully-loaded (1)	9.7	9.7				9.7
CET1 phase-in (1)	11.9	12.2		10.8		12.2
NPL ratio	4.85	5.19		5.52		5.19
Coverage ratio	68.9	67.2		66.3		67.2

Market capitalisation and shares	Mar’15	Dec’14%		Mar’14%		2014

Shares (millions at period-end)	14,061	12,584	11.7	11,561	21.6	12,584
Share price (euros)	7.017	6.996	0.3	6.921	1.4	6.996
Market capitalisation (EUR million)	98,663	88,041	12.1	80,014	23.3	88,041
Book value (euro)	6.55	6.42		6.24		6.42
Price / Book value (X)	1.07	1.09		1.11		1.09
P/E ratio (X)	14.54	14.59		15.26		14.59

Other data	Mar’15	Dec’14%		Mar’14%		2014

Number of shareholders	3,230,808	3,240,395	(0.3)	3,299,097	(2.1)	3,240,395
Number of employees	187,262	185,405	1.0	185,165	1.1	185,405
Number of branches	12,920	12,951	(0.2)	13,590	(4.9)	12,951

(1).-	In 2014, pro-forma taking into account the January 2015 capital increase

Note:	The financial information in this report has not been audited, but it was approved by the Board of Directors at its meeting on April, 23 2015, following a favourable report from the Audit Committee on April, 21 2015. The Audit Committee verified that the information for 2015 was based on the same principles and practices as those used to draw up the annual financial statements.

Item 2

We want to help people and businesses prosper

2015 Financial report | January - March

Santander

Financial report

3	Key consolidated data

4	Highlights of the period

6	Santander aim

8	General background

9	Income statement

12	Balance sheet

16	Risk management

19	Business information by geography

	20	Main units of Continental Europe

	24	United Kingdom

	25	Main units of Latin America

	30	United States

	31	Corporate Activities

32	Information by global business

	32	Retail Banking

	33	Global Wholesale Banking

34	Corporate Governance

35	Corporate Social Responsibility

36	The Santander share

37	Financial information. Appendix

At Banco Santander, we take advantage of new

communication technologies and the social

networks to improve dialogue with our

stakeholders

FINANCIAL REPORT 2015	JANUARY - MARCH

KEY CONSOLIDATED DATA

Balance sheet (EUR million)	Mar’15	Dec’14%		Mar’14%		2014
Total assets	1,369,689	1,266,296	8.2	1,168,842	17.2	1,266,296
Net customer loans	793,965	734,711	8.1	694,595	14.3	734,711
Customer deposits	687,362	647,628	6.1	620,135	10.8	647,628
Managed and marketed customer funds	1,091,174	1,023,437	6.6	966,704	12.9	1,023,437
Stockholders’ equity	91,915	80,806	13.7	72,117	27.5	80,806
Total managed and marketed funds	1,545,444	1,428,083	8.2	1,313,138	17.7	1,428,083

Income statement* (EUR million)	1Q’15	4Q’14%		1Q’14%		2014
Net interest income	8,038	7,714	4.2	6,992	15.0	29,548
Gross income	11,444	11,040	3.7	10,124	13.0	42,612
Pre-provision profit (net operating income)	6,067	5,824	4.2	5,277	15.0	22,574
Profit before taxes	2,990	2,580	15.9	2,149	39.1	9,720
Attributable profit to the Group	1,717	1,455	18.0	1,303	31.8	5,816

(*).- Variations w/o exchange rate

Quarterly: Net interest income: +0.9%; Gross income: +0.7%; Pre-provision profit:+1.0%; Attributable profit:+12.1%

Year-on-year: Net interest income: +7.9%; Gross income: +6.8%; Pre-provision profit: +8.1%; Attributable profit: +21.8%

EPS, profitability and efficiency (%)	1Q’15	4Q’14%		1Q’14%		2014
EPS (euro)	0.121	0.112	7.3	0.113	6.4	0.479
RoE (1)	7.6	6.7		6.6		7.0
RoTE (1)	11.5	10.2		10.4		11.0
RoA	0.6	0.6		0.5		0.6
RoRWA	1.4	1.2		1.2		1.3
Efficiency ratio (with amortisations)	47.0	47.2		47.9		47.0

Solvency and NPL ratios (%)	Mar’15	Dec’14%		Mar’14%		2014
CET1 fully-loaded (1)	9.7	9.7				9.7
CET1 phase-in (1)	11.9	12.2		10.8		12.2
NPL ratio	4.85	5.19		5.52		5.19
Coverage ratio	68.9	67.2		66.3		67.2

Market capitalisation and shares	Mar’15	Dec’14%		Mar’14%		2014
Shares (millions at period-end)	14,061	12,584	11.7	11,561	21.6	12,584
Share price (euros)	7.017	6.996	0.3	6.921	1.4	6.996
Market capitalisation (EUR million)	98,663	88,041	12.1	80,014	23.3	88,041
Book value (euro)	6.55	6.42		6.24		6.42
Price / Book value (X)	1.07	1.09		1.11		1.09
P/E ratio (X)	14.54	14.59		15.26		14.59

Other data	Mar’15	Dec’14%		Mar’14%		2014
Number of shareholders	3,230,808	3,240,395	(0.3)	3,299,097	(2.1)	3,240,395
Number of employees	187,262	185,405	1.0	185,165	1.1	185,405
Number of branches	12,920	12,951	(0.2)	13,590	(4.9)	12,951

(1).-	In 2014, pro-forma taking into account the January 2015 capital increase

Note:	The financial information in this report has not been audited, but it was approved by the Board of Directors at its meeting on April, 23 2015, following a favourable report from the Audit Committee on April, 21 2015. The Audit Committee verified that the information for 2015 was based on the same principles and practices as those used to draw up the annual financial statements.

3

JANUARY - MARCH	FINANCIAL REPORT 2015
HIGHLIGHTS OF THE PERIOD

g Profit growth and improved profitability
• Attributable profit of €1,717 million, 32% more than in the first quarter of 2014:
– Positive impact of exchange rates performance.
– Solid commercial revenues, driven more by net interest income.
– Operating expenses excluding the change in perimeter fell in real terms, due to savings from the efficiency plan.
– Improved cost of credit (1.38% vs. 1.65% in March 2014).
• Higher profitability year-on-year and quarter-on-quarter:
– Efficiency ratio of 47.0% (0.9 p.p. better year-on-year).
– Earnings per share up 6% year-on-year and RoTE rose by 1.1 p.p. to 11.5%.

g The growth in volumes reflects the strategy followed in segments, products and countries
• Positive impact of 7 p.p. of exchange rates year-on-year.
• Lending increased 7% in constant euros, with growth in all countries except for Portugal. Perimeter impact: +1.5 p.p.
• In funds, 8% rise in constant euros. Of note Latin America and US.
• Solid funding structure and liquidity maintained. Net loan-to-deposit ratio of 115%.

g High solvency and improved credit quality of Grupo Santander
• Solvency reinforced by January’s capital increase and the organic generation of capital in the quarter. The latter, partially absorbed by the incorporation of new businesses.
• Fully loaded CET1 ratio of 9.7% and total capital ratio 12.0%.
• Fully loaded leverage ratio of 4.6%.
• Non-performing loan (NPL) entries, isolating the perimeter and exchange rate effects, were 20% lower than in the first quarter of 2014.
• The NPL ratio continued to decline in the quarter, notably in Spain, Brazil, SCF, Mexico and the US.

g Progress in the commercial transformation programme and in the multi-channel distribution model
• The transformation of our retail banking model to one that is increasingly more simple, personal and fair continuned.
• In order to improve productivity and customer satisfaction, use of the new NEO CRM tool is being extended.

•  Of note among the specialised solutions for individual customers: extension of the 1/2/3 product range to other countries, introducing Santander Select in all countries for the high-income segment and homogenous private banking model.

• Among the specialised solutions for companies: geographic expansion and new offer proposals of Santander Advance, Santander Passport and Santander Trade continued.
• Further progress in strengthening multi-channels with new commercial websites, new apps for mobile phones, etc.

4

FINANCIAL REPORT 2015	JANUARY - MARCH
HIGHLIGHTS OF THE PERIOD

g Business areas: (more detail on pages 18-33)

•  Continental Europe: first quarter attributable profit of €664 million, 3% more than in the fourth quarter of 2014 and 44% year-on-year. Gross income was higher than in the first quarter of 2014, costs were controlled and provisions lower. All units performed well in general terms.

•  United Kingdom: attributable profit of £355 million, which continued to grow on a sustained basis (+15% quarter-on-quarter and +14% year-on-year). Higher gross income than in the first quarter of 2014, spurred by net interest income, greater costs due to investment programmes and a fall in provisions, reflected the better quality of the balance sheet.

•  Latin America: attributable profit of €914 million, 4.5% more than the fourth quarter of 2014 and 23% year-on-year (without the forex impact). Gross income was higher than in the first quarter of 2014 with the exception of Chile (UF impact), costs were up due to the greater installed capacity and new commercial projects launched. Lower provisions because of Brazil.

•  United States: attributable profit of $277 million, 12% lower quarter-on-quarter and 28% higher year-on-year. Over the first quarter of 2014, gross income growth and lower provisions, in both cases due to SCUSA, and increased costs in order to meet regulatory requirements.

g The Santander share: (more detail on page 35)
• The Santander share stood at €7.017 at the end of March (+0.3% in the quarter). Its rise since the capital increase, at €6.18 per share, was 13.5%.

•  In January, and under the Santander Dividendo Elección programme (scrip dividend), shareholders were able to opt to receive in cash or in shares the amount equivalent to the third dividend (€0.146 per share).

• In April, shareholders were also able to receive the amount equivalent to the fourth dividend (€0.151) in cash or in shares.

g Other significant events:
• From April 1 and until the release of this report, a significant event occurred with a possible impact on the Group’s activity and business:

–   Banco Santander and its partners Warburg Pincus and General Atlantic have reached a preliminary and exclusive agreement, subject to the signing of final terms, to merge Santander Asset Management and Pioneer Investments to create a leading global asset manager in Europe and Latin America

– The transaction values Santander Asset Management at €2.6 billion and Pioneer Investment at €2.75 billion.
• More detail can be found on the website of the National Securities Market Commission (www.cnmv.es) and on Santander’s website (www.santander.com) in the section on Investor Relations.

      5

JANUARY - MARCH	FINANCIAL REPORT 2015
SANTANDER AIM

Our purpose is to help people and businesses prosper to achieve this, Santander has a customer-focused business model, unique among the major international banks.

Our aim is to be the best retail and commercial bank, earning the lasting loyalty of our people, customers, shareholders and communities

Best bank for our employees	Best bank for our customers

Attract, engage and retain the best talent, capable of providing the best service to our customers and guarantee the business success and sustainability.	Build long-term customer relationships providing simple and tailor-made solutions, a fair and equal treatment and excellent service in our branches and digital channels, in order to enhance their satisfaction and engagement with the Bank.

Best bank for communities	Best bank for our shareholders

Conduct our banking activity contributing to the economic and social progress of the communities in which we operate, in a responsible and sustainable way, and particularly committed to the field of higher education.	Generate an attractive and sustainable return for our shareholders based on a business model with a high degree of recurring revenues, prudent risks, efficient, with disciplined use of capital and financial strength.

We continue to make progress in implementing our strategy to become a more simple, personal and fair

6

FINANCIAL REPORT 2015	JANUARY - MARCH
SANTANDER AIM

Simple | Personal | Fair

g	Employees

The Human Resources Strategic Plan is being reviewed to ensure it meets the needs of the new working culture and contributes to the Group’s different strategic lines.

Of note among the initiatives taken during the quarter were:

•	The introduction of the 180º assessment for managers, including team members’ feedback.

•	The development of a talent management tool that makes performance evaluation and assessment of each employee’s potential easier, thereby enhancing management of our professionals.

•	The launch of the Flexiworking initiative to promote new ways of working, simplify processes and adjust management schemes and structures to the organisation.

g	Customers

We continued to transform our commercial banking model and make it more personalised and modern.

Several initiatives were launched during the quarter to increase customer satisfaction and loyalty:

•	Extending the new NEO CRM tool across units continued. This tool allows us to cover client needs in an integral way. It is already installed in Chile, Brazil, US and Spain.

•	In the segment of individual customers, the 1|2|3 range of products was extended to Portugal, Poland and Germany following its success in UK. Moreover, the range of products offered under the Santander Select program was widened.

•	In the companies segment, under the Santander Advance program, new initiatives were launched, such as TPV virtual and Conecta tu Pyme, giving customers a virtual showcase and even an online shop.

In addition, the Bank continued to advance in strengthening multi-channels with new and better commercial websites, new applications and capabilities for mobile phones (Santander Wallet in Spain, app for tablet), as well as programmes to encourage clients to join digital channels in Spain, UK, Brazil and Portugal.

g	Shareholders

Several steps were taken during the quarter to enhance transparency with our shareholders and make it easier for them to exercise their rights. Particularly noteworthy was the 53% increase in meetings with shareholders, the implementation of an app to facilitate participation in General Shareholders’ Meetings by electronic devices (which multiplied by a factor of 7) and redesigning the commercial web Yo Soy Accionista. Recent data shows that 94% of shareholders that use our off-site assistance services would recommend it.

g	Communities

Grupo Santander continued to strengthen its commitment to society, with the following notable initiatives during the quarter:

•	Santander UK launched the Santander Universities portal for companies. This new tool allows users to connect with other entrepreneurs, exchange best practices, and acquire knowledge on how to realize a business idea and launch it on the market.

•	Ana Botín, the Group’s executive chairman, signed an agreement with the Carlos III University to create a pioneering research institute in Big Data for financial services.

•	Under the new corporate framework, Santander’s CEO, José Antonio Alvarez, opened the Tus finanzas, tu futuro programme. This initiative is part of the the European Money Week framework and is promoted by the Spanish Banking Association (AEB) and Junior Achievement. The aim of the programme is to improve young people’s financial education. More than 40 Santander employees volunteered to teach basic financial knowledge in various educational centres throughout Spain.

      7

JANUARY - MARCH	FINANCIAL REPORT 2015
GENERAL BACKGROUND

General background

Grupo Santander conducted its business in the first quarter in a more favourable economic environment in developed countries and also in many of the emerging markets where it operates. The expansion remained firm in the US and UK and in the euro zone the recovery began to consolidate, particularly in Germany and Spain. Among the emerging economies growth in Brazil, hit by adjustment policies, drought and some waning of confidence, slowed. Mexico and Chile, on the other hand, picked up and Poland kept up a satisfactory growth rate.

United States: growth moderated in the first quarter, although the trend remains close to 3%. Inflation, affected by the fall in oil prices, was around 0%, but the Federal Reserve, more attentive to the situation on the ground (underlying inflation of 1.3%) is preparing the market for a rise in interest rates that could begin in the summer.

Latin American economies performed to varying degrees:

•	Brazil: GDP grew 0.3% in the fourth quarter of 2014 (+0.1% in the year). The jobless rate remains low (5.9% in February 2015). The Selic rate was 12.75%, after rising 50 b.p. in March, 100 b.p. since the end of 2014 and 200 b.p. in 12 months. These hikes aim to contain inflation, which was 8.1% in March, above the upper target range (6.5%). The real depreciated 20% against the dollar in the first quarter, partly reflecting the dollar’s appreciation and the weaker growth, and 7% against the euro.

•	Mexico: the economy secured its recovery in the fourth quarter and grew 2.1% in the whole of 2014. The expectations of a gradual strengthening during 2015 and 2016 remained, backed by more investment and structural reforms. With inflation under control, Banxico has held its benchmark rate at 3% since June 2014. The peso depreciated 3% against the dollar in the first quarter of 2015 and appreciated 8% against the euro.

•	Chile: the economy showed clear signs of recovery in the fourth quarter, lifting growth for the year to 1.8%. Growth in 2015 is forecast at close to 3%. The expectations of moderate inflation have enabled the central bank to keep its key interest rate at 3% since October 2014. The peso depreciated 3% against the dollar in the first quarter and appreciated 9% against the euro.

Euro zone growth accelerated in the fourth quarter of 2014 to 0.3% quarter-on-quarter (0.9% year-on-year). The figures at the start of 2015 confirm the trend of a gradual upswing, although varying by country. Inflation has been negative since December, exerting downward pressure on inflation expectations. This led the ECB to approve a bond-buying programme between March 2015 and September 2016, which is favouring a softening of financial conditions and brought the euro to $1.08/€1.

•	Germany: notable performance, with GDP growth in the fourth quarter of 0.7% quarter-on-quarter due to the strong contribution of consumption, spurred by solid fundamentals and real disposable incomes.

•	Spain: faster pace of growth in the first quarter (+0.8% Bank of Spain estimate), a trend which will continue to be supported by domestic demand and private consumption. Factors behind this are the international environment (oil price, euro), the net job creation shown by the rise in social security contributors and the better financial conditions for the private sector.

•	Portugal: ended 2014 with faster growth of 0.5% quarter-on-quarter, spurred by exports.

United Kingdom: growth still robust, due the impact of lower oil prices on consumption, an increase in household incomes, inflation at 0% and sterling’s appreciation. The evolution of inflation once again cooled expectations of interest rate rises in the markets in the middle of 2016.

Poland: GDP in the fourth quarter rose 0.7% quarter-on-quarter (3.1% year-on-year). Economic fundamentals remain solid. Inflation reached a floor in February (-1.6%) and in March began to rise. The central bank lowered interest rates (key rate at 1.5%) and the cycle of cuts is estimated to have ended.

Exchange rates: 1 euro / currency parity

	Average (income statement)		Period-end (balance sheet)
	1Q’15	1Q’14	31.03.15	31.12.14	31.03.14
US$	1.125	1.370	1.076	1.214	1.379
Pound sterling	0.743	0.828	0.727	0.779	0.828
Brazilian real	3.215	3.239	3.496	3.221	3.128
Mexican peso	16.820	18.128	16.512	17.868	18.015
Chilean peso	702.753	755.324	675.880	737.323	762.752
Argentine peso	9.774	10.351	9.483	10.277	11.035
Polish zloty	4.191	4.184	4.085	4.273	4.172

8

FINANCIAL REPORT 2015	JANUARY - MARCH
CONSOLIDATED FINANCIAL REPORT

▶ Grupo Santander results

First quarter highlights

g	Attributable profit of €1,717 million, 32% more than the first quarter of 2014 (+18% quarter-on-quarter) and mainly due to:

•	Positive impact of exchange rates performance.

•	Solid commercial revenues, driven more by net interest income.

•	Operating expenses down in real terms (excluding the perimeter effect) thanks to the efficiency plan savings.

•	Lower cost of credit (1.38% vs. 1.65% in March 2014) due to the reduction in provisions.

g	The efficiency ratio improved by 0.9 p.p. year-on-year to 47.0%.

g	Improved profitability year-on-year and quarter-on-quarter. Earnings per share up 6% over the first quarter of 2014 and RoTE of 11.5% (+1.1 p.p.).

Income statement EUR million

			Variation			Variation
	1Q’15	4Q’14%		% w/o FX	1Q’14%		% w/o FX
Net interest income	8,038	7,714	4.2	0.9	6,992	15.0	7.9
Net fees	2,524	2,524	0.0	(2.1)	2,331	8.3	3.6
Gains (losses) on financial transactions	695	620	12.1	9.8	767	(9.3)	(12.0)
Other operating income	186	182	2.3	(2.3)	34	446.1	382.4
Dividends	33	112	(70.3)	(70.5)	31	5.7	1.3
Income from equity-accounted method	99	64	56.2	54.0	65	51.8	45.5
Other operating income/expenses	53	6	745.2	312.0	(63)	—	—
Gross income	11,444	11,040	3.7	0.7	10,124	13.0	6.8
Operating expenses	(5,377)	(5,216)	3.1	0.3	(4,847)	10.9	5.4
General administrative expenses	(4,785)	(4,656)	2.8	0.0	(4,256)	12.4	6.8
Personnel	(2,755)	(2,670)	3.2	0.2	(2,455)	12.2	6.4
Other general administrative expenses	(2,030)	(1,985)	2.3	(0.2)	(1,801)	12.7	7.4
Depreciation and amortisation	(592)	(560)	5.7	2.7	(590)	0.3	(5.0)
Net operating income	6,067	5,824	4.2	1.0	5,277	15.0	8.1
Net loan-loss provisions	(2,563)	(2,452)	4.5	1.6	(2,695)	(4.9)	(10.3)
Impairment losses on other assets	(60)	(151)	(60.2)	(60.5)	(87)	(30.9)	(31.4)
Other income	(454)	(642)	(29.2)	(29.4)	(347)	31.1	28.3
Ordinary profit before taxes	2,990	2,580	15.9	11.1	2,149	39.1	29.3
Tax on profit	(922)	(814)	13.3	10.5	(569)	62.1	51.5
Ordinary profit from continuing operations	2,067	1,766	17.1	11.3	1,579	30.9	21.3
Net profit from discontinued operations	—	(19)	—	—	(0)	—	—
Ordinary consolidated profit	2,067	1,746	18.4	12.5	1,579	30.9	21.3
Minority interests	350	291	20.2	14.5	277	26.5	19.1
Ordinary attributable profit to the Group	1,717	1,455	18.0	12.1	1,303	31.8	21.8
Net capital gains and provisions	—	—	—	—	—	—	—
Attributable profit to the Group	1,717	1,455	18.0	12.1	1,303	31.8	21.8

EPS (euros)	0.121	0.112	7.3		0.113	6.4
Diluted EPS (euros)	0.120	0.112	7.3		0.113	6.5

Pro memoria:
Average total assets	1,334,337	1,257,156	6.1		1,155,451	15.5
Average stockholders’ equity*	90,896	87,368	4.0		78,573	15.7

(*).- Stockholders’ equity: Shareholders’ equity + equity adjustments by valuation. In 2014, pro-forma taking into account the January 2015 capital increase.

      9

JANUARY - MARCH	FINANCIAL REPORT 2015
CONSOLIDATED FINANCIAL REPORT

Gross income

•	Gross income increased 4% in the first quarter, due to higher net interest income and benefiting from the positive impact of exchange rates.

•	Growth of 13% year-on-year in current euros and 7% in constant euros, as follows:

–	Net interest income was 8% higher, mainly due to the lower cost of funds and growth in lending.

Of note was Brazil which, for the second straight quarter rose and its year-on-year growth rate is already positive. Net interest income also increased in the UK, the US (due to the good performance of SCUSA), Santander Consumer Finance (favoured by the acquisitions and agreements), Spain and Mexico.

Chile’s net interest income, on the other hand, fell because of lower inflation in the quarter and Poland, due to the fall in interest rates.

–	Fee income grew 4%, but with an uneven performance by units because of countries’ different economic cycles and, in some case, regulatory changes that limited revenues, chiefly in insurance and cards.

–	Of note in the rest of revenues was the 12% fall in trading gains, determined by higher gains in 2014 derived from management of interest rate and exchange rate hedging portfolios.

There was a positive impact in other operating results driven by revenues from leasing operations, mainly in the US.

Also, as a result of the change in accounting rules, the ordinary contribution to the Deposit Guarantee Fund in Spain is recorded when accruing interest, which is at the end of the year and so there was no charge for this item in the first quarter.

Operating expenses

•	Operating expenses rose 11% (+5% in constant euros over the first quarter of 2014; +0.3% over the fourth quarter). This was due to several factors: the evolution of inflation in Latin America, the investment programmes to improve future efficiency, the impact of the measures taken by the Bank as a result of the new regulatory requirements, particularly in the US, and the change in perimeter.

•	Once adjusted for the perimeter, costs were 3.2% higher and below the average inflation rate for the period (3.9%). This reflects the first results of the three-year efficiency and productivity plan launched at the end of 2013.

Of note by countries was the fall in real terms in Brazil (-3.8%), Spain (-4.3%) and Portugal (-0.4%). Also, Santander Consumer Finance would register negative growth rates if the incorporations carried out in the quarter were excluded.

•	The efficiency ratio improved by 0.9 p.p. to 47.0%.

Loan-loss provisions

•	Loan-loss provisions were 5% lower (-10% in constant euros), with significant falls in Spain, UK, Brazil and the US, among other. The decline was due to the improvement in the quality of portfolios, thanks to active risk management coupled, in some cases, with a better macroeconomic environment.

10

FINANCIAL REPORT 2015	JANUARY - MARCH
CONSOLIDATED FINANCIAL REPORT

•	Lower provisions, combined with higher lending, further reduced the Group’s cost of credit from 1.65% in March 2014 to 1.38% a year later. Most units improved.

Net operating income net of provisions

•	Net operating income net of provisions increased 36% (+27% in constant euros) and is the driver of the Group’s profit growth, as it increased in nine of the 10 core units, and in eight of them at double-digit rates.

Other results and provisions

•	Other results and provisions recorded a negative figure that was slightly worse that in the first quarter of 2014 but was significantly better than the fourth quarter when this line recorded the charges for the claims related to handling fees in Germany.

Profit

•	Pre-tax profit increased 39% (+29% in constant euros).

•	The tax charge rose, to a larger extent, due to greater tax pressure in some units such as Mexico, Chile and Brazil.

•	Minority interests increased at a lower rate than profits because of the repurchase in Brazil in the fourth quarter.

•	Attributable profit was €1,717 million, 32% higher year-on-year (+22% in constant euros) and due to higher net operating income and lower provisions.

Nine of the 10 core units posted significant growth in their profits in costant euros. Of note were: Spain (+42%), Brazil (+41%), UK (+14%) and US (+28%).

•	RoTE was 11.5% (+1.1 p.p. year-on-year).

•	EPS rose 6% to €0.12, due to the increase in the number of shares in the period.

Note:	For easier comparison with previous periods, non-recurring capital gains and provisions are recorded separately as “Net capital gains and provisions”.

–	The first quarter of 2015 does not included any amount for these concepts.

–	The first quarter of 2014 included the capital gains obtained from the Altamira transaction (€385 million net) and SCUSA’s IPO (€730 million net). A similar amount for restructuring costs and impairment of intangible assets was recorded. The impact of these amounts on profits was zero.

–	The fourth quarter of 2014 recorded capital gains from the Insurance transaction (€250 million) and charges for a similar amount for non-recurring restructuring costs and provisions. The impact on profits was thus zero.

      11

JANUARY - MARCH	FINANCIAL REPORT 2015
CONSOLIDATED FINANCIAL REPORT

Balance sheet EUR million

Assets	31.03.15	31.03.14	Variation amount	%	31.12.14
Cash on hand and deposits at central banks	67,741	82,402	(14,661)	(17.8)	69,428
Trading portfolio	168,709	128,631	40,078	31.2	148,888
Debt securities	53,564	48,765	4,799	9.8	54,374
Customer loans	5,726	5,902	(176)	(3.0)	2,921
Equities	15,412	8,200	7,212	88.0	12,920
Trading derivatives	89,305	60,252	29,052	48.2	76,858
Deposits from credit institutions	4,702	5,511	(810)	(14.7)	1,815
Other financial assets at fair value	48,892	38,992	9,899	25.4	42,673
Customer loans	10,201	11,054	(852)	(7.7)	8,971
Other (deposits at credit institutions, debt securities and equities)	38,691	27,939	10,752	38.5	33,702
Available-for-sale financial assets	124,536	90,889	33,648	37.0	115,251
Debt securities	118,974	86,849	32,125	37.0	110,249
Equities	5,562	4,039	1,523	37.7	5,001
Loans	847,887	731,597	116,290	15.9	781,635
Deposits at credit institutions	62,600	46,357	16,242	35.0	51,306
Customer loans	778,038	677,639	100,398	14.8	722,819
Debt securities	7,250	7,600	(351)	(4.6)	7,510
Investments	3,564	3,502	61	1.8	3,471
Intangible assets and property and equipment	27,238	19,035	8,203	43.1	26,109
Goodwill	28,667	26,056	2,610	10.0	27,548
Other	52,455	47,738	4,717	9.9	51,293
Total assets	1,369,689	1,168,842	200,846	17.2	1,266,296

Liabilities and shareholders’ equity
Trading portfolio	125,507	105,947	19,560	18.5	109,792
Customer deposits	6,794	13,197	(6,403)	(48.5)	5,544
Marketable debt securities	—	1	(1)	(100.0)	—
Trading derivatives	92,439	59,664	32,775	54.9	79,048
Other	26,273	33,084	(6,811)	(20.6)	25,200
Other financial liabilities at fair value	64,078	51,500	12,577	24.4	62,318
Customer deposits	40,190	33,683	6,508	19.3	33,127
Marketable debt securities	3,958	5,088	(1,129)	(22.2)	3,830
Due to central banks and credit institutions	19,929	12,730	7,199	56.6	25,360
Financial liabilities at amortized cost	1,031,385	889,288	142,097	16.0	961,053
Due to central banks and credit institutions	142,133	98,113	44,020	44.9	122,437
Customer deposits	640,378	573,255	67,122	11.7	608,956
Marketable debt securities	204,353	179,446	24,907	13.9	193,059
Subordinated debt	19,746	17,738	2,007	11.3	17,132
Other financial liabilities	24,775	20,735	4,040	19.5	19,468
Insurance liabilities	670	1,548	(878)	(56.7)	713
Provisions	15,452	15,014	438	2.9	15,376
Other liability accounts	30,492	23,286	7,207	30.9	27,331
Total liabilities	1,267,584	1,086,583	181,001	16.7	1,176,581
Shareholders’ equity	99,987	85,371	14,616	17.1	91,664
Capital stock	7,030	5,781	1,250	21.6	6,292
Reserves	91,240	78,288	12,952	16.5	80,026
Attributable profit to the Group	1,717	1,303	415	31.8	5,816
Less: dividends	—	—	—	—	(471)
Equity adjustments by valuation	(8,072)	(13,254)	5,182	(39.1)	(10,858)
Minority interests	10,190	10,142	47	0.5	8,909
Total equity	102,105	82,259	19,846	24.1	89,714
Total liabilities and equity	1,369,689	1,168,842	200,846	17.2	1,266,296

12

FINANCIAL REPORT 2015	JANUARY - MARCH
CONSOLIDATED FINANCIAL REPORT

▶ Group balance sheet

First quarter highlights

g	Positive impact of exchange rates on balances in both the first quarter (+4 p.p.) and year-on-year (+7 p.p.).

g	The growth trend in lending and customer funds was maintained in the first quarter in constant euros. The Group’s net loan-to-deposit ratio remained at 115%, following acquisitions and agreements in SCF.

g	In relation to March 2014 and in constant currency:

•	Lending grew 7%, with general rises in all countries except for Portugal.

•	Customer funds increased 8%. Of note were Latin American countries and the US.

g	The fully loaded CET1 was 9.7% and the total capital ratio 12.0%.

g	The fully loaded leverage ratio was 4.6%.

•	Total business managed and marketed at the end of March stood at €1,545,444 million, of which €1,369,689 million was on balance sheet and the rest mutual and pension funds and administered portfolios.

•	Positive impact of around +4 p.p. in the quarter and +7 p.p. year-on-year of exchange rates on the evolution of the balances of loans and customer funds.

•	Positive perimeter effect on loans of 1.5 p.p., mainly in the consumer area due to the acquisition of GE Nordics and Carfinco, and the launch of the agreement with PSA in France and UK.

Gross customer loans (excluding repos)

•	Loans increased 7% in the first quarter and 3% after eliminating the exchange rate impact, with the following distribution:

–	Growth of 3% in Poland, UK and Chile, 4% in Mexico and US and 6% in Brazil. Stronger growth at Santander Consumer Finance (+13%), favoured by the acquisitions and agreements.

–	Slight drop, less than 1%, both in Spain and Portugal, where deleveraging continues.

•	Loans were 14% higher than in March 2014. Eliminating the exchange rate impact, growth for the whole Group was 7%:

–	Rises in all the main countries, except for Portugal, more so in Latin America, SCF and Poland and more moderately in UK and the US (the latter affected by the sale of assets in the second half of 2014). Spain’s loans rose 1% because of those to companies and instututions.

–	Generally speaking, growth to companies, benefiting from the Advance strategy.

–	As regards run-off real estate activity in Spain, net lending was down 32%.

      13

JANUARY - MARCH	FINANCIAL REPORT 2015
CONSOLIDATED FINANCIAL REPORT

Managed and marketed customer funds

•	Total funds (deposits without repos and mutual funds) increased 7% in the first quarter (+4% excluding the forex impact). All countries rose, except for Poland and Portugal.

•	Savings were 14% higher than in March 2014 (customer deposits without repos: +13% and mutual funds: +21%). Excluding the forex impact, 8% growth, as follows:

–	Increase of more than 10% in Latin America and US.

–	Growth of between 6% and 7% in Spain, Portugal and Poland, and 3% in the UK.

•	The general strategy is to grow in demand deposits and mutual funds. All countries did so in both items, except for mutual funds in the UK, and reduce expensive deposits.

•	Pension plans rose 8% in Spain and 12% in Portugal, the only countries where this product is marketed.

•	As well as capturing customer deposits, Grupo Santander attaches strategic importance to maintaining a selective issuance policy in international fixed income markets, seeking to adapt the frequency and volume of market operations to each unit’s structural liquidity needs, as well as to the receptiveness of each market.

•	In the first quarter of 2015:

–	Medium- and long-term senior debt issues of €13,897 million and €1,500 million of subordinated debt.

–	€3,245 million of securitisations placed in the market.

–	€14,126 million of maturities of medium- and long-term debt.

•	The net loan-to-deposit ratio at the end of March was 115%. The ratio of deposits plus medium- and long-term funding to lending was 114%, underscoring a comfortable funding structure.

Other balance sheet items

•	Financial assets available for sale amounted to €124,536 million, €33,648 million more than in March 2014 due to increased debt positions in Spain, Portugal, Brazil, UK and US (the latter two with a notable forex impact).

•	Trading derivatives amounted to €89,305 million in assets and €92,439 million in liabilities, higher year-on-year due to the fall in interest rates in the long-term curve.

•	Goodwill was €28,667 million, up €2,610 million since March 2014, due to the incorporations in the first quarter, and the euro’s depreciation against the dollar and sterling.

•	Lastly, tangible and intangible assets amounted to €27,238 million, €8,203 million more than a year earlier, due to the rises in Spain, the UK and mainly, the US (the latter partly due to the exchange rate and to assets associated with leasing business).

14

FINANCIAL REPORT 2015	JANUARY - MARCH
CONSOLIDATED FINANCIAL REPORT

Shareholders’ equity and solvency ratios

•	The Group’s total shareholders’ equity stood at €91,915 million at the end of March, 14% more than the end of 2014 and 27% year-on-year.

•	The eligible capital (fully-loaded) amounted to €74,299 million, higher than at the end of 2014 due to the €7,500 million capital increase in January, the first quarter’s profit and the improvement in valuation adjustments.

•	The common equity Tier 1 (CET1) ratio was 9.7% and the total ratio 12.0%. The rise in the CET1 in the first quarter and compared with December (taking into account the capital increase in January 2015) from internal capital generation was neutralised by the incorporation of consumer units, while the increase in the total ratio was due to the parent bank’s T2 issue.

•	This issue amounted to €1,500 million (demand of €8,300 million and from many countries) and bolstered the total capital ratio.

•	From a qualitative standpoint, the Group has solid ratios appropriate for its business model, balance sheet structure and Grupo Santander’s risk profile.

Eligible capital. March 2015

EUR million

	Phase-in	Fully loaded

CET1	73,596	59,750

Basic capital	73,596	64,652

Eligible capital	81,971	74,299

Risk-weighted assets	617,951	617,574

CET1 capital ratio	11.9	9.7

T1 capital ratio	11.9	10.5

BIS ratio	13.3	12.0

Rating agencies

In the first quarter of 2015:		Long term	Short term	Outlook

• The rating agency Scope upgraded the long-term rating	DBRS	A	R1 (high)	Negative

from A to A+.	Fitch Ratings	A-	F2	Stable

• Moody’s, due to changes in its bank rating methodology, placed the Bank under review for an upgrade of the long-term senior debt.	GBB Rating	A+		Stable

	Moody’s	Baa1	P-2	Under review*

	Standard & Poor´s	BBB+	A-2	Stable

	Scope	A+		Stable

(*) for upgrade

      15

JANUARY - MARCH	FINANCIAL REPORT 2015
RISK MANAGEMENT

▶ Risk management

First quarter highlights

g	Net entries of non-performing loans were 23% lower quarter-on-quarter and down 20% year-on-year.

g	The Group’s NPL ratio was 4.85% (-34 b.p. in the quarter). Of note were Spain, Brazil, SCF, Mexico and the US.

g	Loan-loss provisions were €2,563 million, 5% lower than in the first quarter of 2014 (-10% excluding the fx impact).

g	The cost of credit continued to improve to 1.38%.

Credit risk management

•	Net entries of non-performing loans in the first quarter, isolating the perimeter and exchange rate effects, were €2,017 million (around 20% lower in the quarter and year-on-year). The latter fall was largely due to Spain and Brazil.

•	Bad and doubtful loans amounted to €41,919 million at the end of March, 1% lower year-on-year and affected by exchange rates. The fall in constant euros was 3%. The Group’s NPL ratio was 4.85%, 34 b.p. lower than in the fourth quarter of 2014 and 67 b.p. below that in the first quarter.

•	Loan-loss provisions stood at €28,894 million, of which €8,467 million correspond to the collectively determined fund. The total amount was 3% higher in the quarter and the coverage ratio was 69% at the end of March. In order to qualify this figure, one has to take into account that the UK’s and Spain’s NPL ratios are affected by the weight of mortgage balances, which require fewer provisions as they have guarantees.

•	The improvement in credit quality is reflected in the reduction in loan-loss provisions (5% below the first quarter of 2014), and in the consequent reduction in the cost of credit (from 1.65% at the end of March 2014 to 1.38% a year later).

The NPL and coverage ratios of the main countries where the Group operates are set out below:

•	Spain’s NPL ratio was 7.25% at the end of March (-13 b.p. in the quarter). The fall was mainly due to the good performance in companies. Coverage rose to 47%.

•	Real estate activity in Spain ended the quarter with a NPL ratio of 80% and coverage of 62%. The total coverage ratio, including the outstanding balance, was 55% the same as that of foreclosed assets.

•	Portugal’s NPL ratio was 8.96% (7 b.p. more than at the end of 2014), due to the increase in the NPLs of individual borrowers, as well as the decline in lending. The coverage ratio was 52%, in line with the fourth quarter of 2014.

•	Poland’s NPL ratio was 7.33% (-9 b.p. in the quarter), due to the favourable evolution of lending and portfolio management. Coverage was 62%, 2 p.p. higher than at the end of 2014.

•	Santander Consumer Finance’s NPL ratio was 4.52%, significantly lower than at the end of 2014 (-30 b.p.), due to a good general performance in all countries. The coverage ratio was 104% (+4 p.p. over December 2014).

Credit risk management*

EUR million

	31.03.15	31.03.14	Var. %	31.12.14

Non-performing loans	41,919	42,300	(0.9)	41,709

NPL ratio (%)	4.85	5.52		5.19

Loan-loss allowances	28,894	28,037	3.1	28,046

Specific	20,427	22,562	(9.5)	21,784

Collective	8,467	5,475	54.6	6,262

Coverage ratio (%)	68.9	66.3		67.2

Cost of credit (%) **	1.38	1.65		1.43

(*)	Excluding country-risk
(**)	12 months net loan-loss provisions / average lending

Note: NPL ratio: Non-performing loans / computable assets

16

FINANCIAL REPORT 2015	JANUARY - MARCH
RISK MANAGEMENT

Non-performing loans by quarter

EUR million

	2014				2015

	1Q	2Q	3Q	4Q	1Q

Balance at beginning of period	42,420	42,300	42,334	41,727	41,709

Net additions	2,536	2,535	1,959	2,623	2,017

Increase in scope of consolidation	148	—	—	763	54

Exchange differences	96	293	463	(299)	853

Write-offs	(2,900)	(2,793)	(3,029)	(3,105)	(2,715)

Balance at period-end	42,300	42,334	41,727	41,709	41,919

•	In the UK, the NPL ratio was 1.75%, 4 b.p. lower than at the end of 2014 due largely to a good performance of corporates and consumer credit in a better macroeconomic environment, against a backdrop of very low interest rates. The coverage ratio was 41%.

•	Brazil’s NPL ratio was 4.90% at the end of March (-15 b.p. than at the end of 2014), due to the good performance of individual borrowers and SMEs and the growth in lending. The coverage ratio remained at 95%.

•	Mexico’s NPL ratio was 3.71%, 13 b.p. lower than at the end of 2014, largely due to lower net entries and the growth in lending. The coverage ratio was 88%.

•	Chile’s NPL ratio was 5.88%; 9 b.p. better than in the fourth quarter of 2014, and coverage 52% (stable in the quarter).

•	In the US, the NPL ratio was 2.30% (-24 b.p. over December 2014) and coverage 211%.

-	Santander Bank’s NPL ratio was 1.32%, 9 b.p. below the end of 2014, with a good performance of the retail and company portfolios as their NPL entries were significantly contained. Coverage was 114%.

-	SCUSA’s NPL ratio was 59 b.p. lower at 3.38%, due to credit growth. Coverage remained very high at 337%, up 41 p.p. from the end of 2014.

Market risk

•	The risk of trading activity in global wholesale banking in the first quarter, measured in daily VaR terms at 99%, averaged €14.2 million. It fluctuated between €10.7 million and €20.2 million. These are low figures, compared to our competitors as well as in relation to the Group’s balance sheet and activity.

•	The VaR at the end of March reached a maximum for the quarter, mainly due to the portfolios of Brazil and Spain, and because of increased exposure to interest rates.

•	In addition to wholesale banking trading activity, there are other positions recorded for accounting purposes as trading. Total trading VaR of this accounting perimeter amounted to €21.5 million at the end of March 2015.

Trading portfolios*. VaR by region

EUR million

	2015		2014
First quarter	Average	Latest	Average

Total	14.2	20.2	17.7

Europe	10.4	13.0	13.3

USA and Asia	0.9	1.1	0.6

Latin America	11.1	10.9	10.6

Global activities	2.3	2.2	2.5

(*),	- Trading activity

Trading portfolios*. VaR by market factor

EUR million

First quarter	Min	Avg	Max	Latest

VaR total	10.7	14.2	20.2	20.2

Diversification efect	(7.3)	(12.7)	(20.3)	(15.2)

Interest rate VaR	9.7	13.2	18.9	15.4

Equity VaR	1.2	1.9	2.9	2.0

FX VaR	1.7	3.5	9.6	9.6

Credit spreads VaR	5.1	7.9	13.7	8.4

Commodities VaR	0.1	0.3	0.6	0.1

(*),	- Trading activity

      17

JANUARY - MARCH	FINANCIAL REPORT 2015
BUSINESS INFORMATION

Description of the businesses

Grupo Santander is maintaining in 2015 the general criteria applied in 2014, as well as the business units with the following exceptions:

1) In the global businesses by re-ordering:

The business of Private Banking, Asset Management and Insurance, which previously appeared as an independent global business, is now integrated into Retail Banking.

2) Other adjustments:

Annual adjustment of the perimeter of the Global Customer Relationship Model between Retail Banking and Global Banking and Markets. This change has no impact on the businesses by geographic area.

For comparison purposes, the figures of previous periods of the global businesses have been re-expressed to include the changes in the affected areas.

The financial statements of each business unit have been drawn up by aggregating the Group’s basic operating units. The information relates to both the accounting data of the legal units integrated in each business unit, as well as that provided by the management information systems. In all cases, the same general principles as those used in the Group are applied.

The operating business areas are structured into two levels:

Business by geographic area. Segments the activity of the Group’s operating units by geographic area. This coincides with the Group’s first level of management and reflects Santander’s positioning in the world’s three main currency areas (euro, sterling and dollar). The segments reported on are:

•	Continental Europe. This covers all retail banking business, consumer banking, wholesale banking, and private banking, asset management and insurance conducted in this region, as well as the unit of run-off real estate activity in Spain. Detailed financial information is provided on Spain, Portugal, Poland and Santander Consumer Finance (which incorporates all the region’s business, including the three countries mentioned herewith).

•	United Kingdom. This includes retail banking, consumer banking, wholesale banking, and private banking, asset management and insurance conducted by the Group’s various units and branches in the country.

•	Latin America. This embraces all the Group’s financial activities conducted via its subsidiary banks and subsidiaries. It also includes the specialised units of Santander Private Banking, as an independent and globally managed unit, and New York’s business. The financial statements of Brazil, Mexico and Chile are also provided.

•	United States. Includes the holding entity (SHUSA) and the businesses of Santander Bank, Santander Consumer USA and Puerto Rico.

Global business. This segments the activity of the operating units by type of business. The segments are: retail banking, global wholesale banking and the unit of run-off real estate activity in Spain.

•	Retail Banking. This covers all customer banking businesses, including consumer banking, and excluding those of corporate banking, managed through the Global Customer Relationship Model. The results of the hedging positions in each country are also included, conducted within the sphere of each one’s Assets and Liabilities Committee.

•	Global Wholesale Banking (GBM). This business reflects the revenues from global corporate banking, investment banking and markets worldwide, including all treasuries managed globally, both trading and distribution to customers (always after the appropriate distribution with Retail Banking customers), as well as equities business.

As well as these operating units, which cover everything by geographic area and by business, the Group continues to maintain the area of Corporate Activities. This area incorporates the centralised activities relating to equity stakes in financial companies, financial management of the structural exchange rate position, within the scope of the Group’s corporate Assets and Liabilities Management Committee, and of the parent bank’s structural interest rate risk, as well as management of liquidity and of shareholders’ equity through issues and securitisations.

As the Group’s holding entity, this area manages all capital and reserves and allocations of capital and liquidity. It also incorporates amortisation of goodwill but not the costs related to the Group’s central services (charged to the areas), except for corporate and institutional expenses related to the Group’s functioning.

The figures of the Group’s various units have been drawn up in accordance with these criteria, and so do not coincide individually with those published by each unit.

18

FINANCIAL REPORT 2015	JANUARY - MARCH
BUSINESS INFORMATION BY GEOGRAPHY

Net operating income		o/ 4Q’14		o/ 1Q’14

EUR million	1Q’15%		% w/o FX	%	% w/o FX

Continental Europe	1,751	6.8	6.8	10.2	10.3

o/w: Spain	913	10.0	10.0	1.6	1.6

Santander Consumer Finance	561	15.5	15.5	29.3	29.3

Poland	191	(8.8)	(9.2)	1.9	2.0

Portugal	117	(13.2)	(13.2)	10.1	10.1

United Kingdom	736	9.2	2.8	15.8	3.9

Latin America	2,902	5.7	4.3	10.0	6.6

o/w: Brazil	1,870	11.2	12.4	8.8	8.0

Mexico	484	2.7	(0.2)	19.0	10.4

Chile	320	(16.2)	(21.4)	(3.6)	(10.3)

USA	1,136	19.2	7.5	36.9	12.4

Operating areas	6,526	8.5	5.3	14.6	8.2

Corporate Activities	(460)	144.3	144.3	10.5	10.5

Total Group	6,067	4.2	1.0	15.0	8.1

Attributable profit to the Group		o/ 4Q’14		o/ 1Q’14

EUR million	1Q’15%		% w/o FX	%	% w/o FX

Continental Europe	664	3.1	3.1	43.5	43.7

o/w: Spain	357	19.5	19.5	42.1	42.1

Santander Consumer Finance	242	(8.7)	(8.7)	10.8	10.8

Poland	90	(4.1)	(4.5)	6.1	6.3

Portugal	56	(22.9)	(22.9)	58.0	58.0

United Kingdom	477	22.2	15.2	27.0	14.0

Latin America	914	7.2	4.5	28.5	23.2

o/w: Brazil	516	31.9	33.6	41.8	40.8

Mexico	167	(9.9)	(12.6)	21.3	12.5

Chile	109	(32.7)	(37.0)	(11.2)	(17.4)

USA	246	(0.9)	(11.7)	55.9	28.1

Operating areas	2,302	7.8	4.0	34.8	26.8

Corporate Activities	(585)	(14.1)	(14.1)	44.2	44.2

Total Group	1,717	18.0	12.1	31.8	21.8

Customer loans w/o repos		o/ 4Q’14		o/ 1Q’14

EUR million	1Q’15%		% w/o FX	%	% w/o FX

Continental Europe	290,817	3.2	2.6	5.1	4.9

o/w: Spain	161,023	(0.8)	(0.8)	1.3	1.3

Santander Consumer Finance	72,059	13.5	13.5	20.0	20.0

Poland	19,132	7.4	2.7	9.8	7.5

Portugal	24,226	(0.5)	(0.5)	(4.4)	(4.4)

United Kingdom	275,654	10.2	2.9	19.8	5.2

Latin America	157,894	4.8	4.7	16.5	16.3

o/w: Brazil	76,336	(2.7)	5.6	5.1	17.5

Mexico	29,827	12.5	4.0	29.7	18.9

Chile	35,567	12.9	3.5	23.4	9.3

USA	82,751	17.2	3.9	33.5	4.2

Operating areas	807,116	7.2	3.3	14.6	7.0

Total Group	813,260	7.3	3.4	14.4	6.8

Funds (deposits w/o repos + mutual funds)		o/ 4Q’14		o/ 1Q’14

EUR million	1Q’15%		% w/o FX	%	% w/o FX

Continental Europe	311,900	4.2	3.8	6.4	6.2

o/w: Spain	229,377	5.6	5.6	6.8	6.8

Santander Consumer Finance	30,991	0.5	0.5	1.2	1.2

Poland	24,227	2.9	(1.6)	9.1	6.9

Portugal	25,058	(0.9)	(0.9)	6.0	6.0

United Kingdom	223,932	8.7	1.5	17.0	2.8

Latin America	181,443	2.6	2.4	13.9	13.5

o/w: Brazil	85,802	(6.4)	1.5	0.2	12.0

Mexico	39,540	8.9	0.7	21.6	11.4

Chile	32,109	11.9	2.6	30.3	15.5

USA	60,145	25.5	11.2	49.9	17.0

Operating areas	777,421	6.5	3.3	13.7	7.6

Total Group	780,020	6.7	3.5	14.0	7.8

      19

JANUARY - MARCH	FINANCIAL REPORT 2015
BUSINESS INFORMATION BY GEOGRAPHY

▶ Main units of Continental Europe. Spain

First quarter highlights

g	More new lending than in the first quarter of 2014, with that to individuals up 36% and 24% to companies.

g	The strategy in customer funds produced a 7% rise year-on-year, compatible with the reduction in the funding cost.

g	Attributable profit of €357 million, 42% more year-on-year and 20% above the fourth quarter of 2014.

g	Significant improvement in provisions, good performance in costs and revenues impacted by trading gains.

Strategy and Activity

•	The Spanish economy continued to recover firmly with improved financial conditions.

•	The integration of the commercial networks was followed in the first quarter by focusing on branch specialization in order to facilitate a more personalized customer attention service, with, for example, the creation of 5 Select offices.

•	Big push in the Santander Advance strategy in order to make us the reference bank for SMEs. New lending to Advance customers increased 36% and 1,981 companies took part in non-financial activities.

•	Lending continued to recover with a greater generation of new loans, both to individuals (+36%) as well as to companies (+24%). New loans to the public sector declined 42% due to the refinancing of the payment programme for suppliers in the first quarter of 2014.

•	The balance of gross loans to customers rose by €2,027 million over the last 12 months (+1.3%), setting us apart from most of our competitors and the sector.

•	On the funding side, the aggregate of deposits and mutual funds increased by 7% year-on-year. The strategy of growing demand deposits (+18%) and mutual funds (+28%) and reducing time deposits (-16%) was maintained.

•	This strategy lowered the cost of the deposits’ stock by 60 b.p. year-on-year.

Results

Attributable profit was 42% higher year-on-year at €357 million and 20% more than the fourth quarter of 2014.

•	Gross income declined 1.5% year-on-year in an environment of low interest rates and tough competition in lending. The rise in net interest income was offset by lower trading gains and fee income.

•	Operating expenses declined 5%, thanks to the synergies achieved in the merger process and the optimization plans implemented.

•	Loan-loss provisions continued to normalize (-28% year-on-year) due to the better economic situation and have been the main driver behind the improvement in profits.

•	The NPL ratio was 7.25% (-36 b.p. year-on-year). Of note was the fall of NPLs in the first quarter due to negative NPL entries. The coverage ratio increased by two percentage points to 47%.

The rise in attributable profit in the quarter was due to higher gross income and cost control.

Spain. EUR million

		o/4Q’14	o/1Q’14

	1Q’15%		%

Gross income	1,764	4.4	(1.5)

Net operating income	913	10.0	1.6

Attributable profit to the Group	357	19.5	42.1

Loans w/o repos	161,023	(0.8)	1.3

Funds	229,377	5.6	6.8

Efficiency ratio (with amortisations) (%)	48.3	(2.6)	(1.6)

NPL ratio (%)	7.25	(0.13)	(0.36)

NPL coverage (%)	46.6	1.1	2.0

20

FINANCIAL REPORT 2015	JANUARY - MARCH
BUSINESS INFORMATION BY GEOGRAPHY

▶ Main units of Continental Europe. Santander Consumer Finance

First quarter highlights

g	The agreement with PSA Finance and the recent integrations in the Nordic countries boost the growth potential.

g	Year-on-year growth in lending in the core countries: Spain, Germany and Nordic countries.

g	Attributable profit of €242 million, 11% more than in the first quarter of 2014.

g	Good performance of gross income which offset the increase in operating expenses and provisions. All with perimeter impact.

Strategy and Activity

•	The units of Santander Consumer Finance (SCF) in continental Europe conducted their business in an environment of an upturn in consumption and car sales (+8% year-on-year in our footprint).

•	The focuses this year are: progress in integrating the latest acquisitions, step up new lending and cross selling on the basis of each market, as well as business expansion through our competitive advantages.

•	The agreement with Banque PSA Finance will consolidate our auto finance leadership and the acquisition of GE Nordics will increase the weight of direct credit in the business mix.

•	Gross lending at March stood at €72,059 million (+20% year-on-year), mostly due to the incorporations.

•	New lending increased 22% in the last 12 months (+9% excluding perimeter), fuelled by cards and used auto finance. Of note in local currency terms were the Nordic countries (+27%). The countries on the periphery of Europe grew (Spain and Portugal above the average).

•	Of note on the funding side was the stability of customer deposits (at around €31,000 million), something that distinguishes Santander among its competitors. Growth is comfortably funded via senior debt issues and securitisations (+€1,444 million).

•	Customer deposits, and medium and long-term issues-securitisations in the market covered 69% of net lending.

Results

•	Attributable profit of €242 million, 11% higher than the first quarter of 2014.

•	The income statement was affected by the perimeter impact of the units incorporated (GE business in Nordic countries, PSA in France and Carfinco).

•	Gross income increased thanks to the strong growth in net interest income (+29%). Operating expenses rose at a much slower pace (+14%), but dropped at constant perimeter.

•	The better evolution of revenues than costs improved the efficiency ratio by 3.1 p.p. over the first quarter of 2014 to 42.6%.

•	Provisions rose 29%, partly due to the perimeter and because in the first quarter of 2014 provisions were released from some units.

•	The NPL ratio was 4.52%, 30 b.p. lower in the quarter and coverage was 104%, 4 p.p. higher than in the fourth quarter.

•	Of note by units was the good performance of the Nordic countries’ profits (+66%; +15% excluding perimeter).

•	The UK (included in Santander UK for accounting purposes) posted an attributable profit of €36 million. The joint venture with PSA joined this unit during the first quarter.

Santander Consumer Finance. EUR million

		o/4Q’14	o/1Q’14

	1Q’15%		%

Gross income	978	13.5	22.3

Net operating income	561	15.5	29.3

Attributable profit to the Group	242	(8.7)	10.8

Loans w/o repos	72,059	13.5	20.0

Funds	30,991	0.5	1.2

Efficiency ratio (with amortisations) (%)	42.6	(1.0)	(3.1)

NPL ratio (%)	4.52	(0.30)	0.38

NPL coverage (%)	103.6	3.5	(1.5)

      21

JANUARY - MARCH	FINANCIAL REPORT 2015
BUSINESS INFORMATION BY GEOGRAPHY

▶ Main units of Continental Europe. Poland (changes in local currency)

First quarter highlights

g	Higher loans, with positive economic forecasts and European funds.

g	Santander still the market leader in cards, mobile and online banking. Focus on large companies, SME and leasing.

g	Deposits performance reflected the successful commercial strategy of recent quarters.

g	In results, management of revenues in an environment of declining interest rates and lower provisions.

Strategy and Activity

•	Growth in loans and deposits, maintaining a solid funding structure, as underscored by a net loan-to-deposit ratio of 89%.

•	Loans rose 8% over the first quarter of 2014, backed by the Bank’s target segments: SMEs (+11%), companies (+9%), GBM (+14%), SME (+11%) and leasing (+16%).

•	In funds, and following the sharp increase underpinned by the successful commercial campaigns in the second half of 2014, the first quarter’s strategy was centred on management of spreads.

•	We continue to be the market leader in cards, mobile and online banking, marketing various products and initiatives, such as the BZWBK24 mobile channel, which has become more relevant with sales via this channel increasing six times in the last 12 months.

•	The Bank also continued the Next Generation Bank programme to develop at all levels. Its main goal is to become the bank of first choice. The board, all businesses and product segments are involved in this programme.

Results

Attributable profit was 6% higher year-on-year at €90 million:

•	Gross income rose 2% due to the impact of the following:

-	On the one hand, the reduction of interest rates (-50 b.p. in the quarter) mainly affecting consumer interest rates due to the maximum established by the Lombard rate, and tougher regulation, were reflected in lower year-on-year net interest income (stabilising in the first quarter) and fee income.

-	On the other, trading gains rose sharply backed by a strategy of interest rate hedging to offset the drop in net interest income.

•	Operating expenses reflected the impact of higher general and personnel costs, partly due to the variable remuneration plan approved.

•	Loan-loss provisions decreased over the first and the fourth quarters of 2014. Credit quality improved in the first quarter and the NPL ratio was 9 b.p. lower.

•	Our bank in Poland continues to produce better-quality results than its peers, according to the latest data available, underscored by the success of the commercial strategy and increased productivity.

Poland. EUR million

		o/ 4Q’14		o/ 1Q’14

	1Q’15%		% w/o FX	%	% w/o FX

Gross income	340	(3.6)	(4.0)	1.8	2.0

Net operating income	191	(8.8)	(9.2)	1.9	2.0

Attributable profit to the Group	90	(4.1)	(4.5)	6.1	6.3

Loans w/o repos	19,132	7.4	2.7	9.8	7.5

Funds	24,227	2.9	(1.6)	9.1	6.9

Efficiency ratio (with amortisations) (%)	43.8	3.2		(0.0)

NPL ratio (%)	7.33	(0.09)		(0.02)

NPL coverage (%)	61.6	1.3		(3.0)

22

FINANCIAL REPORT 2015	JANUARY - MARCH
BUSINESS INFORMATION BY GEOGRAPHY

▶ Main units of Continental Europe. Portugal

First quarter highlights

g	Attributable profit was 58% higher year-on-year, driven by net interest income and lower provisions.

g	Funds increased, particularly mutual funds and demand deposits.

g	In a still deleveraging market, credit has been stabilizing in the last few quarters.

Strategy and Activity

•	Loans declined 4% year-on-year, slowing the downward trend in the first quarter of 2015 (-0.5%). By segments, better performance in companies than the sector. On a like-for-like basis, Santander fell 0.2% compared to the 5% drop in the market.

•	Funds rose 6%, especially mutual funds (+29%) and demand deposits (+23%). The evolution of volumes improved the net loan-to-deposit ratio to 98%.

•	The bank’s strategy continues to focus on gaining more market share, particularly in companies, controlling NPLs, improving efficiency, cutting the funding cost and managing spreads on loans.

•	Of note in the first quarter among the main commercial actions was the launch of the Mundo 1/2/3 product in order to grow in the market’s medium segment. This product includes a series of innovative solutions based on a current account that is linked to a card and a protection insurance policy.

•	As regards companies, the bank is still very focused on boosting lending and capturing new customers, backed by the Santander Advance programme launched at the end of 2014 and which has turned into a key tool.

Results

Attributable profit increased 58% year-on-year to €56 million, due to the good performance of all the main lines of the income statement:

•	Gross income was 4% higher, mainly because of net interest income where the funding cost improved,

•	Costs declined 1%, due to the commercial network’s optimization on the basis of the business environment.

•	Loan-loss provisions were 36% lower and the cost of credit improved to 0.5%. In local criteria, the NPL and coverage ratios continued to be better than the system’s average.

The first quarter profit was clearly higher than in all the quarters of 2014, except for the fourth quarter’s when capital gains were generated from the sale of portfolios and provisions were below the quarterly average of last year.

Portugal. EUR million

		o/4Q’14	o/1Q’14

	1Q’15%		%

Gross income	238	(8.7)	4.4

Net operating income	117	(13.2)	10.1

Attributable profit to the Group	56	(22.9)	58.0

Loans w/o repos	24,226	(0.5)	(4.4)

Funds	25,058	(0.9)	6.0

Efficiency ratio (with amortisations) (%)	50.9	2.5	(2.6)

NPL ratio (%)	8.96	0.07	0.70

NPL coverage (%)	52.4	0.6	1.8

      23

JANUARY - MARCH	FINANCIAL REPORT 2015
BUSINESS INFORMATION BY GEOGRAPHY

▶ United Kingdom (changes in sterling)

First quarter highlights

g	Growth in business activity, both in retail (current account and mortgages) and corporate loans.

g	Attributable profit up 14% year-on-year, fuelled by net interest income and drop in provisions. Over the fourth quarter up 15%.

g	Investment programmes continued to drive customer satisfaction and underpin future efficiency improvement.

g	The 1/2/3 World customers continued to grow, improving risk profile, customer loyalty and levels of activity.

Strategy and Activity

•	Lending increased 5% compared to March 2014, largely due to corporates (+9%) and mortgages (+1%). The PSA Finance UK limited joint venture completed in February, with a portfolio of £2,500 million at March 2015.

•	New gross mortgage lending was £5,000 million, including £990 million to first time buyers and £148 million of Help to Buy. Growth is expected to be in line with the market.

•	Support for UK businesses continued, with lending to corporates up 9% (+5% over the fourth quarter), in a contracting market. This performance is underpinned by the broader product suite and larger distribution capacity.

•	Deposits rose 3% year-on-year, driven by 40% increase in current accounts (+8% over the fourth quarter), growing at a rate of £1bn per month. Furthermore, opening of current accounts by corporates rose 24% while GBM and savings product balances decreased.

•	1/2/3 World customers increased to 4.0 million, up 1.3 million in the last 12 months. Santander UK remained first choice for current account switchers since September 2013 with 94% of 1/2/3 Current Account customers having their primary bank account with us.

•	Improved customer satisfaction reflected the investments made in branch refurbishments, digital technology and new corporate business centres.

•	Santander UK is focussed on maintaining a strong balance sheet. At the end of March 2015, the CRD IV end point Common Equity Tier 1 capital ratio stood at 11.6% and leverage ratio was 3.7%.

Results

The results showed higher profitability and attributable profit which amounted to €477 million as it continues to register sustained growth (+14% over the first quarter of 2014 and +15% over the fourth quarter).

•	Net interest income rose 8% year-on-year, underpinned by improved margins (reduced cost of liabilities) and higher volumes. Net interest income / average customer assets improved to 1.87% in the first quarter of 2015, from 1.79% in the same period of 2014.

•	Operating expenses increased as a result of investment programmes in retail and corporate banking. These strategic investments underpin future efficiency improvements.

•	Loan-loss provisions fell 43%, with improved credit quality across the loan portfolios, conservative loan-to-value criteria, and supported by a benign economic environment.

United Kingdom. EUR million

		o/4Q’14		o/ 1Q’14

	1Q’15%		% w/o FX	%	% w/o FX

Gross income	1,551	7.7	1.4	16.7	4.7

Net operating income	736	9.2	2.8	15.8	3.9

Attributable profit to the Group	477	22.2	15.2	27.0	14.0

Loans w/o repos	275,654	10.2	2.9	19.8	5.2

Funds	223,932	8.7	1.5	17.0	2.8

Efficiency ratio (with amortisations) (%)	52.5	(0.6)		0.4

NPL ratio (%)	1.75	(0.04)		(0.13)

NPL coverage (%)	41.2	(0.7)		(1.7)

24

FINANCIAL REPORT 2015	JANUARY - MARCH
BUSINESS INFORMATION BY GEOGRAPHY

▶ Main units of Latin America. Brazil (changes in local currency)

First quarter highlights

g	Strategy to boost commercial activity, customer loyalty and more sustainable revenues with less risk.

g	Lending and funds remained dynamic.

g	Attributable profit rose 41% year-on-year due to higher gross income, cost control, and lower provisions and minority interests.

g	Higher revenues, particularly net interest income which grew for the second quarter running.

Strategy and Activity

•	Lending rose 17% year-on-year (+6% in the first quarter). Both periods registered the exchange rate impact on the dollar portfolios and the entry of Bonsucesso. Excluding them, loans increased 11% year-on-year and 2% quarter-on-quarter.

Strong rises in corporates and large companies (+39%, partly due to balances in dollars), mortgages (+35%) and BNDES (+21%).

•	Better trend in loans to SMEs which increased 6% year-on-year compared to flat growth the previous year.

•	Customer funds grew 12%. Mutual funds performed better and increased 17%, and demand and savings deposits 7%, in order to increase customer loyalty and transactions.

Strategic priorities are being focused on business with individual customers and SMEs, to move forward with a more flexible business model, adapted to each individual customer’s needs. In SMEs, we are strengthening adquirencia, while we continued with the gradual introduction of Santander Negocios & Empresas, which offers a wide and complete range of products and services to customers.

•	Also, focusing on customers we are prioritizing multi-channel activity, with more accessible and easy-to-operate electronic channels, speeding up the opening of current accounts and implementing the new business model CERTO which improves and increases the commercial capacity, efficiency and customer relationships. In addition, the start-up of the association with Banco Bonsucesso, S.A., boosted payroll business.

Results

Pre-tax profit was 23% higher. After taxes and minority interests, which are lower as a result of last October’s acquisition, attributable profit increased 41% year-on-year to €516 million:

•	Gross income rose 6% year-on-year. Net interest income performed well, and so did fee income which grew 12%, notably from insurance and cards.

•	Operating expenses increased 3% (lower than inflation), following the investments made over the last few years to improve operational efficiency.

•	Loan-loss provisions declined 9%, as a result of selective growth in the portfolio (profitability/risk mix). Credit quality indicators continued to improve: the cost of credit dropped 120 b.p. to 4.6% from 5.8% in the first quarter of 2014 and the NPL ratio improved by 84 b.p. to 4.90% (-15 b.p. in the quarter).

Attributable profit was 34% more than the fourth quarter’s, with similar trends in the main lines: rising revenues, and costs and provisions falling.

Brazil. EUR million

		o/ 4Q’14		o/ 1Q’14

	1Q’15%		% w/o FX	%	% w/o FX

Gross income	3,046	2.3	3.5	6.8	6.0

Net operating income	1,870	11.2	12.4	8.8	8.0

Attributable profit to the Group	516	31.9	33.6	41.8	40.8

Loans w/o repos	76,336	(2.7)	5.6	5.1	17.5

Funds	85,802	(6.4)	1.5	0.2	12.0

Efficiency ratio (with amortisations) (%)	38.6	(4.9)		(1.1)

NPL ratio (%)	4.90	(0.15)		(0.84)

NPL coverage (%)	95.2	(0.2)		—

      25

JANUARY - MARCH	FINANCIAL REPORT 2015
BUSINESS INFORMATION BY GEOGRAPHY

▶ Main units of Latin America. Mexico (changes in local currency)

First quarter highlights

g	The expansion plan and commercial strategy are reflected in commercial activity and market share gains.

g	Focus on the most profitable segments: Select, SMEs, companies and infrastructure.

g	Attributable profit rose 13% year-on-year due to higher gross income and a lower cost of credit.

g	The improvement in commercial revenues absorbed interest rates at lows and the portfolio’s change of mix.

Strategy and Activity

•	Lending increased 19% and deposits without repos 12%. This spurt in growth was due to the greater installed capacity, combined with more products and better sales platforms.

•	Lending growth was mainly due to SMEs (+24%), benefiting from the launch of products such as Pyme tasa fija and Pyme total, mortgages (+15%) and consumer credit (+20%). Credit cards is the segment of least growth (+4%), but outperformed a subdued market. Various campaigns were launched in the first quarter to place and use credit cards.

•	Deposits grew and their structure improved, as more focus was placed on the demand deposits of individuals (+17%). Mutual funds increased 10%.

•	The expansion plan begun in 2012 has already seen the opening of 194 new branches (nine in the first quarter), many of them specialised by segments. The plan to open 200 branches is expected to be completed by the end of June.

•	Multi-channel activity continued to be fostered (new ATMs, mobile and online banking initiatives) and the creation of strategic alliances such as that with 7-Eleven, which provides basic banking services via its network of 1,853 shops.

Results

Pre-tax profit increased 15%. After deducting taxes (higher charge of 23%) and minority interests, attributable profit was €167 million (+13% year-on-year).

•	Gross income rose 8% year-on-year. Net interest income was 11% higher due to growth in lending, which offset interest rates still at low levels and the change of mix of the credit portfolio. Trading gains also rose, though from a 2014 first quarter when they were low.

•	Fee income, on the other hand, declined 5% due to the weak revenues from means of payment and investment banking.

•	Operating expenses grew 6% year-on-year due to new commercial projects and the greater installed capacity. These strategic initiatives contribute competitive advantages and are aligned with the efficiency plans underway.

•	Loan-loss provisions increased 10%, well below the growth in lending, as a result of which the cost of credit improved by 67 b.p. Credit quality remained stable.

Profit was lower over the fourth quarter due to the impact of seasonal factors on gross income and costs, and higher provisions and tax charge.

Mexico. EUR million

		o/ 4Q’14		o/1Q’14

	1Q’15%		% w/o FX	%	% w/o FX

Gross income	833	5.0	2.1	16.9	8.4

Net operating income	484	2.7	(0.2)	19.0	10.4

Attributable profit to the Group	167	(9.9)	(12.6)	21.3	12.5

Loans w/o repos	29,827	12.5	4.0	29.7	18.9

Funds	39,540	8.9	0.7	21.6	11.4

Efficiency ratio (with amortisations) (%)	41.9	1.3		(1.0)

NPL ratio (%)	3.71	(0.13)		0.09

NPL coverage (%)	88.4	2.3		(10.2)

26

FINANCIAL REPORT 2015	JANUARY - MARCH
BUSINESS INFORMATION BY GEOGRAPHY

▶ Main units of Latin America. Chile (changes in local currency)

First quarter highlights

g	The commercial transformation is reflected in greater activity in target segments in lending and funds.

g	Increase in transactions with loyalty customers. Customer attention quality maintained and migration to Select.

g	Profit of €109 million, with year-on-year and quarter-on-quarter comparisons affected by lower inflation.

Strategy and Activity

•	Santander is the leading bank in Chile in terms of assets and customers and has a marked retail focus (individuals and SMEs). The group maintains its strategy of improving long-term profitability in a scenario of lower spreads and greater regulation.

•	Lending increased 9% year-on-year, with a greater advance in target segments: companies (+9%) and high income clients (+13%).

•	Funds rose 15%, with similar performance of deposits (+15%) and mutual funds (+16%).

•	The focus in the first quarter was on the special features of the summer holidays. The quality of customer attention, business dynamism and the increase in loyalty customers were maintained. This strategy is supported by the use of NEO CRM and channels such as VOX and Internet.

•	High-income clients continued to migrate to Select (it tends to 41% of potential customers). The medium-income segment is progressing with the reconversion of traditional branches to the new attention model. There are currently five pilot branches, which have shown advances and been well received by customers.

Results

Attributable profit was 17% lower year-on-year, largely because of reduced revenues from the UF inflation-indexed portfolio:

•	The UF was -0.02% in the first quarter (+1.3% a year earlier). This impact was partly offset by greater lending and a better mix of deposits, as well as by higher trading gains due to the good dynamics of customer activity and greater results from the asset and liability management portfolio.

•	Operating expenses were up 8% due to the indexation of contracts, rentals and salaries to year-on-year inflation, as well as the impact of the peso’s depreciation on dollar- and euro-indexed IT service contracts.

•	Loan-loss provisions rose 5%, which represented an improvement in terms of the cost of credit.

Attributable profit was 37% lower than in the fourth quarter, a period when net interest income was particularly high (quarterly UF change of 1.9%) and taxes were released due to the tax reform.

Chile. EUR million

		o/4Q’14		o/1Q’14

	1Q’15%		% w/o FX	%	% w/o FX

Gross income	554	(8.9)	(14.4)	4.0	(3.3)

Net operating income	320	(16.2)	(21.4)	(3.6)	(10.3)

Attributable profit to the Group	109	(32.7)	(37.0)	(11.2)	(17.4)

Loans w/o repos	35,567	12.9	3.5	23.4	9.3

Funds	32,109	11.9	2.6	30.3	15.5

Efficiency ratio (with amortisations) (%)	42.3	5.1		4.5

NPL ratio (%)	5.88	(0.09)		(0.11)

NPL coverage (%)	52.0	(0.4)		1.3

      27

JANUARY - MARCH	FINANCIAL REPORT 2015
BUSINESS INFORMATION BY GEOGRAPHY

▶ Other units of Latin America. Argentina (changes in local currency)

First quarter highlights

g	Growth and trends in lending and deposits very aligned with the market.

g	Profit was 36% higher year-on-year, spurred by gross income.

g	Commercial revenues increased due to more business and transactions (collections, means of payment, etc).

g	Operating expenses increased because of the opening of more branches and transformation projects.

Strategy and Activity

•	Loans increased 26% year-on-year, notably those to large companies and consumer credit. Deposits rose 33% (time: +31% and demand:+35%).

•	The Bank’s strategy continued to focus on strengthening penetration and loyalty with high-income clients and SMEs. The Select products were strengthened for the high-income segment and new spaces and specialised corners continued to be opened, which boosted cross-selling to these customers.

•	The expansion and transformation plan remained in place. Twelve new branches were opened in the first quarter and 91 were totally transformed. Some 200,000 customers are now using the Santander Rio Mobile app.

Results

•	Attributable profit was €80 million, 36% more than the first quarter of 2014.

•	The commercial strategy is reflected in a 33% rise in gross income, most notably in net interest income (+44%).

•	Operating expenses rose 49% due to the increase in the number of branches, the transformation and technology projects and anticipating the review of the collective bargaining agreement. Net operating income was 17% higher.

•	Loan-loss provisions were down 15%. Credit quality is high: cost of credit of 2.32%, NPL ratio of 1.59% and coverage of 143%.

•	Profit was 4% lower than in the fourth quarter of 2014, due to the higher costs already pointed out, as gross income was up 12% and provisions were virtually unchanged.

▶ Other Latin American units. Peru (changes in local currency)

First quarter highlights

g	Business remained strong, both lending and deposits.

g	Attributable profit rose 36% year-on-year due to higher gross income.

Strategy and Activity

•	Lending increased 23% year-on-year and deposits 26%, complemented by growth in stable medium-term funding.

•	The strategy continued to be aimed at boosting lending to the corporate segment, global customers and the country’s large companies, as well as providing investment banking advisory services in public infrastructure.

•	Particular importance is given to a close relationship with customers and quality of service, taking advantage of synergies with other Group units.

Results

•	Profit was €7 million spurred by the rise in net operating income (+46% year-on-year).

•	Loan-loss provisions declined 21%, due to the good performance of the portfolio (NPL ratio of 0.24% and very high coverage).

28

FINANCIAL REPORT 2015	JANUARY - MARCH
BUSINESS INFORMATION BY GEOGRAPHY

▶ Other units of Latin America. Uruguay (changes in local currency)

First quarter highlights

g	Double-digit growth in loans and deposits.

g	Attributable profit up 23% year-on-year and 14% quarter-on-quarter. Both rises due to higher revenues and lower costs.

Strategy and Activity

•	The Group continues to be the country’s leading private sector bank, with a strategy to grow in retail banking, improve efficiency and the quality of service.

•	Lending rose 10% year-on-year, notably consumer credit (+21%) and SMEs (+24%). Deposits increased 17%.

•	Noteworthy in the first quarter was the launch of Select Experience, which increased deposits by 24% in this segment, the Advance programme for SMEs and the structuring and placement of sovereign bonds in the international market.

•	The number of complaints came down in the quarter and response time improved.

Results

•	Attributable profit of €18 million, up year-on-year and quarter-on-quarter, fuelled by net operating income (+33% and +19%, respectively).

•	Over the first quarter, good performance of net interest income (+9%) and fee income (+20%), combined with cost down 3% as a result of the efficiency plan developed in 2014.

•	Loan-loss provisions increased, although from a small base, and credit quality remained excellent (NPL ratio of 1.08% and coverage of 240%).

▶ Other units of Latin America. Colombia

•	Banco Santander de Negocios Colombia, a new Group subsidiary, began to operate in January 2014. The new bank has a banking licence and capital of $100 million. As a second-tier bank, its target market is the corporate and business one, with a special emphasis on global customers, customers of the Group’s International Desk and those local customers becoming more international.

•	It focuses on offering investment banking, treasury and risk hedging products, foreign trade financing and working capital products in local currency, such as confirming.

      29

JANUARY - MARCH	FINANCIAL REPORT 2015
BUSINESS INFORMATION BY GEOGRAPHY

▶ United States (changes in dollars)

First quarter highlights

g	Santander Bank grew selectively in deposits and loans.

g	SCUSA continued its strong growth in lending and servicing activity.

g	Attributable profit was 28% higher year-on-year (+56% in euros), mainly due to SCUSA’s revenue growth.

g	Further investments to improve commercial activity and comply with regulatory requirements.

Strategy and Activity

•	Santander in the United States includes the holding SHUSA, retail banking via Santander Bank and Banco Santander Puerto Rico, as well as the specialised consumer finance activity of Santander Consumer USA (SCUSA).

•	Santander Bank’s credit strategy centres on companies and auto finance (backed by synergies with SCUSA). Total lending increased 5% quarter-on-quarter and 9% year-on-year, excluding the impact of portfolio sales and securitisations for an amount of $4,100 million since June 2014.

•	The strategy in funds is to increase core deposits and reduce balances of the more expensive time deposits. Penetration of the public institutions segment continued. Total deposits excluding repos increased 4% in the quarter and 10% year-on-year.

•	Deleveraging continued in Puerto Rico in order to reduce balance sheet risk.

•	SCUSA continued to optimize its business mix between assets retained on the balance sheet, assets sold and more servicing of portfolios (agreements with Bank of America and Citizens Bank). Strong origination business continued, backed by the agreement with Chrysler and personal credit.

•	The Group continued to invest in human resources and technology in order to improve commercial activity and comply with the regulator’s requirements.

•	We are strengthening our executive teams, risk management models, data bases and basic control functions. This is part of a multi-annual project to improve the bank and meet the regulator’s expectations.

Results

Attributable profit was €246 million, 28% more than the first quarter of 2014 thanks to higher gross income and lower provisions.

•	Gross income rose 11%, mainly due to SCUSA, as a result of greater originations, which spurred net interest income, as well as sales of portfolios and servicing in other revenues. Santander Bank’s net interest income is under pressure from lower than expected interest rates, partly offset by balance sheet repositioning in the last part of 2014.

•	Operating expenses increased 9%, very affected by the efforts made in regulatory compliance and investments in technology.

•	Loan-loss provisions declined 4% thanks to SCUSA, reflecting the enhanced credit quality. Normalisation trend at Santander Bank after recording very low levels in 2014 (recovery in the first quarter).

Attributable profit was lower than in the fourth quarter of 2014, because that quarter registered the capital gains from the sale of assets due to optimisation of Santander Bank’s balance sheet.

United States. EUR million

		o/ 4Q’14		o/ 1Q’14
	1Q’15%		% w/o FX	%	% w/o FX

Gross income	1,766	16.3	4.7	35.2	11.1

Net operating income	1,136	19.2	7.5	36.9	12.4

Attributable profit to the Group	246	(0.9)	(11.7)	55.9	28.1

Loans w/o repos	82,751	17.2	3.9	33.5	4.2

Funds	60,145	25.5	11.2	49.9	17.0

Efficiency ratio (with amortisations) (%)	35.7	(1.6)		(0.8)

NPL ratio (%)	2.30	(0.24)		(0.58)

NPL coverage (%)	210.7	17.9		47.4

30

FINANCIAL REPORT 2015	JANUARY - MARCH
BUSINESS INFORMATION BY GEOGRAPHY

▶ Corporate Activities

First quarter highlights

g	This area incorporates the functions of the Group balance sheet management, and management of capital and reserves, as well as the parent bank financial stakes.

g	Adequate management of each risk (balance sheet, liquidity and exchange rate) is carried out by the Group’s corporate centre, using diversified instruments of high quality and liquidity, and optimising costs.

g	Reduced revenues year-on-year from the assets portfolio and lower cost of liabilities, higher regulatory costs and lower recovery of taxes.

g	Lower losses than in the fourth quarter due to reduced provisions.

Strategy / Functions and Activity

•	Global balance sheet management functions developed by the Financial Management area:

-	Active management of interest rate risk to ease the impact of interest rate changes on net interest income, conducted via positions in bonds and derivatives of high credit quality, very liquid and low capital consumption.

-	Structural management of liquidity risk to finance the Group’s recurring activity. This is achieved by diversifying the various funding sources (issues and securitisations) and maintaining an adequate profile (volumes, maturities and costs).

-	Dynamic management of the exposure to exchange rates on equity and on the counter value of units’ results in euros for the next 12 months. Net investments in equity covered by €16,833 million (Brazil, UK, Mexico, Chile, US, Poland and Norway) with various instruments (spot, fx, forwards and tunnels of options).

•	Total management of capital and reserves: capital assigned to each unit, as well as injecting the liquidity that some business units might need. The price at which these operations are conducted is the market rate (euribor or swap) plus the premium which, in concept of liquidity, the Group supports by immobilizing funds during the tenor of the operation.

•	Lastly, and marginally, Corporate Activities reflects the stakes of a financial nature that the Group has under its policy of optimizing investments. Of note in 2015 is Metrovacesa stake which until December 2014 was recorded by the equity accounted for method.

Results

In year-on-year terms:

•	Lower revenues due to reduced results from centralized management of interest rate and exchange rate risk, which was partly offset by the lower funding cost of issuances from the fall in interest rates.

•	Increased operating expenses because of expenses related to corporate operations underway (recorded in this area until in effect) and higher costs resulting from regulatory requirements.

•	Other income which records real estate provisions and various contingencies posted losses of €117 million, €44 million higher than in the first quarter of 2014.

•	Lastly, lower recovery of taxes due to the better business evolution in Spain.

•	In relation to the fourth quarter, the lower losses were due the fact that in the fourth quarter higher provisions for contingencies were recorded and a higher allocation for taxes.

Corporate Activities. EUR million

	1Q’15	4Q’14	% Var,	1Q’14	% Var,

Gross income	(252)	(7)	—	(224)	12.1

Net operating income	(460)	(188)	144.3	(416)	10.5

Attributable profit to the Group	(585)	(681)	(14.1)	(405)	44.2

      31

JANUARY - MARCH	FINANCIAL REPORT 2015
INFORMATION BY GLOBAL BUSINESS

▶ Retail Banking

First quarter highlights

g	The transformation of our retail banking model to one that is increasingly more simple, personal and fair continued.

g	Customer-focused, developing specialised models, ranges of simple products and global proposals.

g	Drive in multi-channels, particularly digital ones.

g	Attributable profit of €1,933 million, 41% more than in the first quarter of 2014 (+32% excluding the forex effect).

Strategy and Activity

Significant progress continued to be made in the programme to transform retail banks based on the following principals: improved knowledge of our customers and of their satisfaction, specialised management of each segment, global proposals and development of a multi-channel distribution model with the thrust of digital channels. The main actions are set out below.

In order to improve customer productivity and satisfaction, use of the new commercial tool NEO CRM is being extended. It is already installed in Chile (the origin of this best practice), Brazil, US and Spain, and will be transferred to other units this year.

Specialised solutions were launched for individual customers with different income levels, including:

•	Innovative products with a greater degree of engagement: continued success of the 1|2|3 World range in the UK, launch of the Mundo 1|2|3 in Portugal and similar products in Poland and Germany.

•	Expansion of the Santander Select offer, specialised attention model for high-income clients. Installed in all countries and providing service to more than two million customers.

•	In Private Banking, homogeneous model that provides integral solutions via specialised units. This model was recognised by the magazine Euromoney as the best private bank in 2015 in Argentina, Chile and Portugal.

Specialised solutions were also launched for companies of all sizes and sectors:

•	Santander Advance: innovative proposal value for SMEs, with the launch in the quarter of new initiatives such as TPV virtual and Conecta tu Pyme, where customers can have a virtual showcase and even an online shop.

•	Santander Passport: specialised attention model for companies with international activity. Already launched in eight countries and in China through the agreement with the Bank of Shanghai.

•	Santander Trade: unique portal in the financial system that helps to internationalise companies’ activity. Reinforced with Santander Trade Club, an online community that enables the Bank’s clients in different countries to get in touch with one another and which already has 10,000 companies in 11 countries.

The digital transformation is a strategic priority, and the Bank continues to advance in strengthening multi-channels with new and better commercial websites, new applications and capabilities for mobile phones (Santander Wallet in Spain, app for tablet), as well as programmes to encourage clients to join digital channels in Spain, UK, Brazil and Portugal.

Results

Attributable profit of 1,933 million (+41% year-on-year and 32% higher excluding the forex impact).

•	This performance was due to the main lines of the income statement: 7% rise in gross income, mainly due to net interest income; control of costs, which only rose 1% in real terms, and 13% drop in loan-loss provisions. All excluding the exchange rate impact.

Retail Banking. EUR million

		o/4Q’14		o/1Q’14
	1Q’15%		% w/o FX	%	% w/o FX

Gross income	10,298	2.9	(0.1)	13.5	7.0

Net operating income	5,680	3.3	0.2	15.7	8.7

Attributable profit to the Group	1,933	(2.1)	(5.2)	40.6	31.7

Loans w/o repos	706,301	7.5	3.2	14.3	6.1

Funds	711,716	5.8	2.5	13.8	7.3

32

FINANCIAL REPORT 2015	JANUARY - MARCH
INFORMATION BY GLOBAL BUSINESS

▶ Global Wholesale Banking (SGB&M)

First quarter highlights

g	Attributable profit of €464 million (-6% year-on-year and 52% quarter-on-quarter in constant euros).

g	Positive evolution of gross income, higher provisions and operating expenses due to investments in franchises underway.

g	Reference position in Europe and Latin America in sindicated corporate loans, project finance and issues, among others.

Strategy and Activity

•	SGB&M maintained the lines of action begun in 2014: develop the sale of products to all the Bank’s clients, foster transaction business, further the construction of the customer franchise in the UK, US and Poland and deepen our coverage in Asia and the Andean region, in line with the Group’s expansion in these areas.

Noteworthy developments, among others:

•	Trade finance, increased in most countries, particularly in Spain, the rest of continental Europe and Brazil. The Group held its leadership in export finance and strong growth in Working Capital Solutions. Of note was the Carnival operation with a €450 million financing, guaranteed by the Italian export credit agency. SGB&M was the mandated lead arranger with a €150 million participation.

•	Cash management, made a solid contribution, particularly in Brazil, Mexico, Chile and UK, with higher volumes and more active customers in transaction business.

•	In syndicated corporate loans, we continued to be a reference in Europe and Latin America. Of note in the first quarter was the syndicated loan for Sacyr to refinance the acquisition of 20% of Repsol for $2,265 million, among other operations. In Project Finance, where we remained the leader in Latin America and Spain, we provided finance to First Reserve for several wind-power plants in the US and participated as underwriter and mandated lead manager of the light rail network in Sydney, Australia.

•	Of note in Corporate Finance, was the big rise in activity in equity capital markets, where Santander participated in the stock market listing of AENA (Spain) and Abengoa’s Yieldco (US), among other.

•	In the capital markets, Santander continued to consolidate its business in Europe with strong activity in all segments, while in Latin America it was involved in the region’s key operations.

•	As for markets activity, positive evolution of revenues from sales business (growth in UK and Latin America). Smaller year-on-year contribution from management of books.

Results (in constant euros)

SGB&M’s results were supported by the strength and diversification of customer revenues (83% of the total).

•	The area generated in the first quarter 12% of the total gross income of the Group’s operating areas and 19% of attributable profit.

•	Gross income increased 5% year-on-year due to net interest income and fee income (+17% combined). Mixed performance by activity. Global Transaction Banking rose 5% against a backdrop of contained spreads and low interest rates. Financing Solutions and Advisory up 10%, reflecting the soundness of various businesses. Lastly, customer revenues in Global Markets were 19% lower because of the reduced contribution of the European units.

•	Operating expenses increased due to investments in high potential markets, particularly UK, Poland and Asia, and loan-loss provisions increased, mainly in Brazil.

Gross income was 28% higher than in the fourth quarter and attributable profit up 52%.

Global Wholesale Banking. EUR million

		o/ 4Q’14		o/ 1Q’14
	1Q’15%		% w/o FX	%	% w/o FX

Gross income	1,398	30.9	27.6	9.1	5.4

Net operating income	898	49.7	46.3	6.6	3.9

Attributable profit to the Group	464	58.5	52.4	(3.1)	(6.0)

Loans w/o repos	92,987	5.8	4.7	22.8	19.0

Funds	65,459	15.3	13.4	13.1	10.8

      33

JANUARY - MARCH	FINANCIAL REPORT 2015
CORPORATE GOVERNANCE

Corporate Governance

•	Institutional information

In order to foster the informed participation of shareholders at the Annual General Meeting, all the proposed agreements, the relevant reports of administrators and other documentation were published on February 25, 2015 on the Group’s website (www.santander.com), as well as the Group’s 2014 Annual Report and the reports of the committees of auditing, appointments, remuneration and risk supervision, regulation and compliance.

These reports set out the main activities of the board and its committees in 2014, including detailed information on the rules and procedures on which the Bank’s corporate governance model is based.

•	Annual General Shareholders’ Meeting

The Bank’s ordinary AGM was held on March 27 and attended by a total of 471,628 shareholders (in person and represented) holding 8,397,610,313 shares (59.72% of the Bank’s share capital).

The agreements submitted to a vote received on average 93.71% of votes in favour, having approved with 95.02% of votes the Bank’s management during 2014.

For the first time the directors’ remuneration policy was submitted to the AGM’s binding approval; the policy for 2015 and 2016 obtained 91.66% of votes in favour. This policy covers the remuneration of directors as such and the performance of executive functions for these years, including the amount of the annual fixed remuneration and its change in the period to which the policy refers, as well as the various parameters for setting the variable remuneration components. It also includes the main terms and conditions of executive directors’ contracts.

Investors and analysts positively viewed, among other things, that a portion of the variable remuneration for 2015 and 2016 depends on meeting certain multi-annual objectives such as customer satisfaction and loyalty and the satisfaction of employees.

Among the agreements adopted by the meeting was the ratification as directors of Mr. José Antonio Álvarez Álvarez, Mr. Bruce Carnegie-Brown, Mr. Carlos Fernández González and Ms. Sol Daurella Comadran – the first one as the Chief Executive Officer and the other three as independent directors - , as well as the re-election of Mr. Juan Rodríguez Inciarte, Mr. Matias Rodríguez Inciarte, Mr. Juan Miguel Villar Mir and Mr. Guillermo de la Dehesa Romero as directors, the first two as executive directors, the third as an independent director and Mr. de la Dehesa Romero as a non-executive director (neither proprietary nor independent), as his continuation in the post for more than 12 years at the expiry of his mandate prevented him from re-election as an independent director.

As a result of these ratification and re-election agreements for a period of three years, the board has 15 members, five of whom are executive and 10 non-executive. Of the latter, eight are independent, one proprietary and one neither proprietary nor independent.

The website (www.santander.com) has full information of the agreements adopted at the AGM.

34

FINANCIAL REPORT 2015	JANUARY - MARCH
CORPORATE SOCIAL RESPONSIBILITY

Corporate Social Responsibility

Grupo Santander continues to develop initiatives under its commitment to Corporate Social Responsibility. The main events in the first quarter are set out below:

Santander, a responsible and committed Bank

•	Banco Santander’s mission is to help people and businesses prosper and be the best retail and commercial bank that earns the lasting confidence of our people, customers, shareholders and society, as a Simple, Personal and Fair institution.

Sustainability Report

•	Santander published its 2014 Sustainability Report (available at www.santander.com). This report covers the Group’s sustainability strategy and the main initiatives in this sphere at the corporate level, as well as those developed in each of the countries where Santander operates. It is the Group’s key communication tool in sustainability, and has been verified by Deloitte.

The report is part of the annual report and its contents are fully aligned with Grupo Santander’s new corporate strategy and culture. It deals with the aspects demanded by the various stakeholders and sustainability indices, such as corporate governance, employees, customers, shareholders, suppliers, the environment and the community.

The report was drawn up after internal and external studies to identify the priority economic, social and environmental aspects of stakeholders and so be able to respond to their main demands.

•	For the first time, the objectives set by the Group for the main stakeholders (employees, customers, shareholders and society) are made public.

•	In the sphere of the environment, the three main lines of action are listed: control and reduction of in-house consumption, financial products with environmental criteria and incorporation of social and environmental criteria for risk analysis in large loans, in accordance with the Equator Principles.

As regards the main environmental indicators, the Group’s electricity consumption was 3% lower in 2014 than in 2013 and emission of greenhouse gases was down 5%.

Investment in the community

•	Santander UK supported the sixth edition of the 2015 Student Enterprise Conference, Europe’s most important meeting of student entrepreneurs. The event attracted more than 800 university students and the Bank’s professionals in the UK and at it the Santander Universities Company Portal was presented. This is a new tool which enables users to connect with other entrepreneurs, exchange good practices and acquire knowledge on how to put into effect a business idea and launch it on the market.

•	Ana Botín, executive chairman of Santander Group, and the rector of the Carlos III University in Madrid signed an agreement to create a pioneering research institute in Big Data for financial services.

•	Under the corporate framework of financial education, Mr. José Antonio Álvarez, chief executive officer of Banco Santander, inaugurated the programme Tus finanzas, tu futuro, an initiative that is part of the European Money Week and promoted by the Spanish Banking Association (AEB) and Junior Achievement. The programme aims to improve the financial education of young people and incorporates more than 40 Banco Santander employees on a voluntary basis who give sessions on basic financial knowledge in various schools around Spain.

•	As regards the participation of the Bank’s teams in initiatives supporting the community, the VII call for social projects ended in March. This event enables the Bank’s employees in Spain to propose projects developed by NGOs in the spheres of children’s education, social exclusion, health and disability, and international co-operation.

•	The 10 winning projects, chosen by employees’ votes, are financed thanks to the contributions of the Bank’s professionals who participate in the programme Euros de tu nómina, which are matched by the Bank. Contributions totaled more than €368,000 and were handed in on April 13.

      35

JANUARY - MARCH	FINANCIAL REPORT 2015
THE SANTANDER SHARE

The Santander share

Shareholder remuneration

•	Under the 2014 Santander Dividendo Elección programme (scrip dividend), shareholders could opt in January to receive in cash or in shares the amount equivalent to the third dividend (€0.146 per share). In order to tend to those who chose the latter option (83.7% of the capital), 262,578,993 new shares were issued.

•	In April, and also under the same programme, shareholders were able to opt to receive the amount equivalent to the fourth dividend in cash or in shares. Every shareholder received a free allotment of new shares for each share they own.

•	Shareholders were able to sell the rights to the Bank at a set price (€0.151 gross per right), to the stock market between April 14 and 28 at the market price, or receive new shares in the proportion of one new share for every 46 rights (in the last two cases without withholding tax*). In order to meet the request for new shares, a capital increase was carried out for a maximum of €152,832,455 (represented by 305,664,910 shares).

•	The total shareholder remuneration for 2014 was €0.60 per share.

Performance of the Santander share

•	Stock markets ended higher, mainly due to the European Central Bank’s stimulus programme.

•	The Santander share ended March at €7.017 per share (+0.3% since the end of 2014), a smaller rise than the Ibex-35 (+12.1%), the DJ Stoxx Banks (+13.5%) and the DJ Stoxx 50 (+14.3%).

Capitalisation and trading

•	At the end of March, Santander was the largest bank in the euro zone by market capitalization (€98,663 million) and the 11th in the world. The share’s weighting in the DJ Stoxx 50 was 2.6%, 8.8% in the DJ Stoxx Banks and 17.9% in the Ibex-35.

•	A total of 7,950 million Santander shares were traded in the first quarter with an effective value of €49,961 million, among the highest of the EuroStoxx, and a liquidity ratio of 57%. The number of shares traded daily was 126.2 million (€793.0 million).

Shareholder base

•	The total number of shareholders at the end of March was 3,230,808, of which 2,981,057 are European (83.03% of the capital stock) and 232,971 from the Americas (16.53%).

•	Excluding the Bank’s board, which holds 1.31% of the capital, retail shareholders have 41.75% and institutional ones 56.94%.

(*)	The options, maturities and procedures indicated could present special features for shareholders holding Santander shares in the various foreign stock markets where the Bank is listed.

The Santander share. March 2015
Shareholders and trading data
Shareholders (number)	3,230,808
Shares (number)	14,060,585,886
Average daily turnover (no. of shares)	126,193,519
Share liquidity (%) (Number of shares traded during the year / number of shares)	57

Price movements during the year
Highest	7.116
Lowest	5.772
Last (31.03.15)	7.017
Market capitalisation (millions) (31.03.15)	98,663

Stock market indicators
Price / Book value (X)	1.07
P/E ratio (X)	14.54
Yield* (%)	9.41

(*).-	Total remuneration for 2014 / 1Q’15 average share price

36

FINANCIAL REPORT 2015	JANUARY - MARCH
FINANCIAL INFORMATION

      37

JANUARY - MARCH	FINANCIAL REPORT 2015	APPENDIX
FINANCIAL INFORMATION

Quarterly Income statement. Consolidated

EUR million

	2014				2015

	1Q	2T	3T	4Q	1Q

Net interest income	6,992	7,370	7,471	7,714	8,038

Net fees	2,331	2,403	2,439	2,524	2,524

Gains (losses) on financial transactions	767	511	952	620	695

Other operating income	34	204	99	182	186

Dividends	31	220	72	112	33

Income from equity-accounted method	65	42	72	64	99

Other operating income/expenses	(63)	(58)	(45)	6	53

Gross income	10,124	10,488	10,961	11,040	11,444

Operating expenses	(4,847)	(4,906)	(5,070)	(5,216)	(5,377)

General administrative expenses	(4,256)	(4,360)	(4,509)	(4,656)	(4,785)

Personnel	(2,455)	(2,515)	(2,572)	(2,670)	(2,755)

Other general administrative expenses	(1,801)	(1,844)	(1,937)	(1,985)	(2,030)

Depreciation and amortisation	(590)	(546)	(560)	(560)	(592)

Net operating income	5,277	5,582	5,891	5,824	6,067

Net loan-loss provisions	(2,695)	(2,638)	(2,777)	(2,452)	(2,563)

Impairment losses on other assets	(87)	(71)	(67)	(151)	(60)

Other income	(347)	(438)	(491)	(642)	(454)

Ordinary profit before taxes	2,149	2,435	2,556	2,580	2,990

Tax on profit	(569)	(664)	(649)	(814)	(922)

Ordinary profit from continuing operations	1,579	1,771	1,908	1,766	2,067

Net profit from discontinued operations	(0)	(0)	(7)	(19)	0

Ordinary consolidated profit	1,579	1,771	1,901	1,746	2,067

Minority interests	277	318	296	291	350

Ordinary attributable profit to the Group	1,303	1,453	1,605	1,455	1,717

Net capital gains and provisions	—	—	—	—	—

Attributable profit to the Group	1,303	1,453	1,605	1,455	1,717

EPS (euros)	0.113	0.122	0.131	0.112	0.121

Diluted EPS (euros)	0.113	0.122	0.131	0.112	0.120

Net fees. Consolidated

EUR million

	1Q’15	4Q’14	Var. %	1Q’14	Var. %

Fees from services	1,510	1,525	(1.0)	1,392	8.5

Mutual & pension funds	240	246	(2.4)	213	12.6

Securities and custody	216	186	16.1	186	16.0

Insurance	559	568	(1.6)	540	3.6

Net fee income	2,524	2,524	0.0	2,331	8.3

38

APPENDIX	FINANCIAL REPORT 2015	JANUARY - MARCH
FINANCIAL INFORMATION

Operating expenses. Consolidated

EUR million

	1Q’15	4Q’14	Var. %	1Q’14	Var. %

Personnel expenses	2,755	2,670	3.2	2,455	12.2

General expenses	2,030	1,985	2.3	1,801	12.7

Information technology	287	256	12.0	243	18.3

Communications	133	108	23.6	123	8.1

Advertising	156	200	(22.0)	125	24.9

Buildings and premises	475	433	9.6	448	6.0

Printed and office material	38	42	(9.9)	36	4.7

Taxes (other than profit tax)	134	119	12.8	109	23.3

Other expenses	806	826	(2.4)	717	12.5

Personnel and general expenses	4,785	4,656	2.8	4,256	12.4

Depreciation and amortisation	592	560	5.7	590	0.3

Total operating expenses	5,377	5,216	3.1	4,847	10.9

Operating means Consolidated

EUR million

	Empleados			Oficinas
	31.03.15	31.03.14	Var.	31.03.15	31.03.14	Var.

Continental Europe	56,776	57,235	(459)	5,470	6,050	(580)

o/w: Spain	24,744	26,327	(1,583)	3,511	4,000	(489)

Santander Consumer Finance	14,161	12,222	1,939	575	577	(2)

Poland	11,896	12,167	(271)	784	830	(46)

Portugal	5,408	5,512	(104)	584	633	(49)

United Kingdom	26,209	25,642	567	921	999	(78)

Latin America	85,279	84,325	954	5,725	5,726	(1)

o/w: Brazil	46,505	48,312	(1,807)	3,391	3,489	(98)

Mexico	16,944	14,837	2,107	1,350	1,279	71

Chile	12,095	12,104	(9)	476	485	(9)

USA	16,145	15,436	709	804	815	(11)

Operating areas	184,409	182,638	1,771	12,920	13,590	(670)

Corporate Activities	2,853	2,527	326

Total Group	187,262	185,165	2,097	12,920	13,590	(670)

Net loan-loss provisions. Consolidated

EUR million

	1Q’15	4Q’14	Var. %	1Q’14	Var. %

Non performing loans	2,906	2,852	1.9	3,284	(11.5)

Country-risk	1	(20)	—	(0)	—

Recovery of written-off assets	(343)	(380)	(9.6)	(589)	(41.7)

Total	2,563	2,452	4.5	2,695	(4.9)

      39

JANUARY - MARCH	FINANCIAL REPORT 2015	APPENDIX
FINANCIAL INFORMATION

Customer loans. Consolidated

EUR million

			Variation
	31.03.15	31.03.14	amount	%	31.12.14

Spanish Public sector	17,392	15,409	1,983	12.9	17,465

Other residents	155,846	162,693	(6,847)	(4.2)	154,905

Commercial bills	8,188	6,797	1,391	20.5	7,293

Secured loans	96,271	97,648	(1,378)	(1.4)	96,426

Other loans	51,387	58,248	(6,861)	(11.8)	51,187

Non-resident sector	648,820	543,753	105,067	19.3	589,557

Secured loans	403,085	323,789	79,296	24.5	369,266

Other loans	245,736	219,964	25,772	11.7	220,291

Gross customer loans	822,059	721,856	100,203	13.9	761,928

Loan-loss allowances	28,094	27,261	833	3.1	27,217

Net customer loans	793,965	694,595	99,370	14.3	734,711

Pro memoria: Doubtful loans	40,711	41,101	(390)	(0.9)	40,424

Public sector	169	88	80	91.3	167

Other residents	19,327	21,741	(2,414)	(11.1)	19,951

Non-resident sector	21,215	19,272	1,943	10.1	20,306

Managed and marketed customer funds. Consolidated

EUR million

			Variation
	31.03.15	31.03.14	amount	%	31.12.14

Resident public sector	12,706	7,856	4,850	61.7	9,349

Other residents	163,702	158,292	5,410	3.4	163,340

Demand deposits	94,580	76,468	18,111	23.7	88,312

Time deposits	65,118	76,823	(11,706)	(15.2)	67,495

Other	4,005	5,000	(995)	(19.9)	7,532

Non-resident sector	510,954	453,988	56,966	12.5	474,939

Demand deposits	299,008	232,123	66,885	28.8	273,889

Time deposits	156,089	163,845	(7,755)	(4.7)	151,113

Other	55,856	58,020	(2,164)	(3.7)	49,937

Customer deposits	687,362	620,135	67,227	10.8	647,628

Debt securities	208,312	184,534	23,777	12.9	196,890

Subordinated debt	19,746	17,738	2,007	11.3	17,132

On-balance-sheet customer funds	915,419	822,408	93,012	11.3	861,649

Mutual funds	135,254	111,392	23,862	21.4	124,708

Pension funds	11,960	11,064	896	8.1	11,481

Managed portfolios	28,541	21,839	6,701	30.7	25,599

Other managed and marketed customer funds	175,755	144,296	31,459	21.8	161,788

Managed and marketed customer funds	1,091,174	966,704	124,471	12.9	1,023,437

40

APPENDIX	FINANCIAL REPORT 2015	JANUARY - MARCH
FINANCIAL INFORMATION

Eligible capital (fully loaded)*

EUR million

			Variation
	31.03.15	31.12.14	amount	%

Capital stock and reserves	98,558	93,748	4,810	5.1

Attributable profit	1,717	5,816	(4,099)	(70.5)

Dividends	(576)	(1,014)	438	(43.2)

Other retained earnings	(8,418)	(11,468)	3,050	(26.6)

Minority interests	4,829	4,131	698	16.9

Goodwill and intangible assets	(30,303)	(29,164)	(1,139)	3.9

Treasury stock and other deductions	(6,057)	(5,767)	(290)	5.0

Core CET1	59,750	56,282	3,468	6.2

Preferred shares and other eligibles T1	4,902	4,728	174	3.7

Tier 1	64,652	61,010	3,642	6.0

Generic funds and eligible T2 instruments	9,646	7,561	2,085	27.6

Eligible capital	74,299	68,571	5,728	8.4

Risk-weighted assets	617,574	583,366	34,208	5.9

CET1 capital ratio	9.7	9.7	—

T1 capital ratio	10.5	10.5	—

BIS ratio	12.0	11.8	0.3

(*).-	In 2014, pro-forma data taking into account the January 2015 capital increase

      41

JANUARY - MARCH	FINANCIAL REPORT 2015	APPENDIX
FINANCIAL INFORMATION

Continental Europe

EUR million

		o/ 4Q’14		o/ 1Q’14
Income statement	1Q’15%		% w/o FX	%	% w/o FX

Net interest income	2,285	0.5	0.5	9.1	9.2

Net fees	842	(1.1)	(1.2)	(4.4)	(4.4)

Gains (losses) on financial transactions	166	326.1	335.0	(28.8)	(28.6)

Other operating income*	87	25.2	24.7	—	—

Gross income	3,379	4.6	4.5	5.7	5.8

Operating expenses	(1,627)	2.3	2.2	1.3	1.3

General administrative expenses	(1,454)	2.8	2.7	2.6	2.5

Personnel	(840)	1.4	1.2	(0.1)	(0.1)

Other general administrative expenses	(614)	4.9	4.9	6.4	6.4

Depreciation and amortisation	(174)	(2.0)	(2.0)	(8.3)	(8.2)

Net operating income	1,751	6.8	6.8	10.2	10.3

Net loan-loss provisions	(638)	9.6	9.7	(19.3)	(19.2)

Other income	(120)	56.8	55.1	(20.7)	(20.7)

Profit before taxes	993	1.2	1.2	53.5	53.7

Tax on profit	(259)	(3.6)	(3.5)	75.5	75.9

Profit from continuing operations	734	3.0	3.0	47.0	47.2

Net profit from discontinued operations	0	—	—	—	—

Consolidated profit	734	5.9	5.9	47.0	47.2

Minority interests	70	42.9	42.4	91.9	92.1

Attributable profit to the Group	664	3.1	3.1	43.5	43.7

Balance sheet

Customer loans**	277,834	4.1	3.5	4.8	4.5

Trading portfolio (w/o loans)	76,180	15.7	15.6	36.7	36.3

Available-for-sale financial assets	56,290	6.5	5.8	40.8	40.1

Due from credit institutions**	83,481	27.0	26.3	51.3	50.2

Intangible assets and property and equipment	5,367	(8.1)	(9.6)	(7.5)	(7.5)

Other assets	21,346	(5.2)	(5.8)	(31.1)	(31.2)

Total assets/liabilities & shareholders’ equity	520,498	8.5	7.9	14.9	14.5

Customer deposits**	266,841	4.3	3.9	3.4	3.2

Marketable debt securities**	22,440	15.5	14.6	42.2	43.1

Subordinated debt**	441	7.7	3.8	8.4	6.6

Insurance liabilities	669	(6.1)	(6.5)	(56.8)	(56.8)

Due to credit institutions**	102,240	33.0	31.4	53.2	51.2

Other liabilities	101,520	0.9	0.7	19.8	19.5

Stockholders’ equity***	26,347	1.9	1.1	2.7	2.3

Other managed and marketed customer funds	70,750	8.4	8.1	21.1	20.9

Mutual and pension funds	63,379	8.6	8.3	22.2	22.0

Managed portfolios	7,372	6.7	6.7	12.1	12.1

Managed and marketed customer funds	360,472	5.8	5.3	8.4	8.2

Ratios (%) and operating means

ROE	10.23	0.38		2.90

Efficiency ratio (with amortisations)	48.2	(1.1)		(2.1)

NPL ratio	8.57	(0.36)		(0.55)

NPL coverage	58.6	1.4		0.6

Number of employees	56,776	0.9		(0.8)

Number of branches	5,470	(0.2)		(9.6)

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses
(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + valuation adjustments

42

APPENDIX	FINANCIAL REPORT 2015	JANUARY - MARCH
FINANCIAL INFORMATION

Spain

EUR million

Income statement	1Q’15	% o/ 4Q’14	% o/ 1Q’14

Net interest income	1,163	(4.6)	1.5

Net fees	427	(4.2)	(6.3)

Gains (losses) on financial transactions	108	—	(47.2)

Other operating income*	66	(6.0)	—

Gross income	1,764	4.4	(1.5)

Operating expenses	(852)	(0.9)	(4.7)

General administrative expenses	(764)	(1.2)	(4.6)

Personnel	(458)	(2.1)	(8.2)

Other general administrative expenses	(306)	0.2	1.3

Depreciation and amortisation	(88)	1.8	(5.4)

Net operating income	913	10.0	1.6

Net loan-loss provisions	(367)	14.7	(27.6)

Other income	(32)	(59.9)	(2.1)

Profit before taxes	513	19.6	43.3

Tax on profit	(150)	19.8	44.1

Profit from continuing operations	362	19.5	42.9

Net profit from discontinued operations	—	—	—

Consolidated profit	362	19.5	42.9

Minority interests	5	18.8	150.7

Attributable profit to the Group	357	19.5	42.1

Balance sheet

Customer loans**	157,709	0.4	0.2

Trading portfolio (w/o loans)	72,674	16.3	40.8

Available-for-sale financial assets	41,926	9.3	55.7

Due from credit institutions**	65,380	33.8	75.2

Intangible assets and property and equipment	2,866	(16.3)	(25.7)

Other assets	4,489	(13.1)	(67.9)

Total assets/liabilities & shareholders’ equity	345,043	9.4	18.5

Customer deposits**	189,734	6.3	3.6

Marketable debt securities**	553	(21.5)	(74.8)

Subordinated debt**	0	(100.0)	(100.0)

Insurance liabilities	566	5.0	2.8

Due to credit institutions**	57,378	49.0	122.0

Other liabilities	85,621	0.3	25.9

Stockholders’ equity***	11,191	(4.9)	(1.2)

Other managed and marketed customer funds	63,173	7.9	21.6

Mutual and pension funds	56,928	8.2	23.2

Managed portfolios	6,244	5.0	8.5

Managed and marketed customer funds	253,459	6.6	6.8

Ratios (%) and operating means

ROE	12.58	2.27	3.64

Efficiency ratio (with amortisations)	48.3	(2.6)	(1.6)

NPL ratio	7.25	(0.13)	(0.36)

NPL coverage	46.6	1.1	2.0

Number of employees	24,744	(0.9)	(6.0)

Number of branches	3,511	—	(12.2)

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses
(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + valuation adjustments

      43

JANUARY - MARCH	FINANCIAL REPORT 2015	APPENDIX
FINANCIAL INFORMATION

Santander Consumer Finance

EUR million

Income statement	1Q’15	% o/ 4Q’14	% o/ 1Q’14

Net interest income	750	14.9	29.1

Net fees	219	10.5	(0.4)

Gains (losses) on financial transactions	0	(97.6)	(66.8)

Other operating income*	10	13.7	—

Gross income	978	13.5	22.3

Operating expenses	(417)	10.8	14.0

General administrative expenses	(362)	13.5	18.7

Personnel	(198)	14.1	20.7

Other general administrative expenses	(165)	12.8	16.5

Depreciation and amortisation	(54)	(4.5)	(10.0)

Net operating income	561	15.5	29.3

Net loan-loss provisions	(168)	17.6	29.3

Other income	(22)	—	63.5

Profit before taxes	372	(9.0)	27.7

Tax on profit	(98)	(12.8)	48.8

Profit from continuing operations	274	(7.6)	21.6

Net profit from discontinued operations	0	—	—

Consolidated profit	274	(1.1)	21.6

Minority interests	31	176.2	385.9

Attributable profit to the Group	242	(8.7)	10.8

Balance sheet

Customer loans**	68,690	13.6	19.6

Trading portfolio (w/o loans)	31	(64.8)	(96.5)

Available-for-sale financial assets	1,122	13.5	134.9

Due from credit institutions**	5,551	1.4	(23.4)

Intangible assets and property and equipment	779	(0.9)	(14.7)

Other assets	4,220	13.0	33.3

Total assets/liabilities & shareholders’ equity	80,392	12.4	14.7

Customer deposits**	30,989	0.5	1.2

Marketable debt securities**	18,915	20.9	68.6

Subordinated debt**	69	4.4	7.8

Insurance liabilities	—	—	—

Due to credit institutions**	17,442	30.8	5.1

Other liabilities	4,273	27.8	19.5

Stockholders’ equity***	8,704	5.1	8.2

Other managed and marketed customer funds	7	3.6	10.8

Mutual and pension funds	7	3.6	10.8

Managed portfolios	—	—	—

Managed and marketed customer funds	49,980	7.3	19.3

Ratios (%) and operating means

ROE	11.58	(0.96)	0.56

Efficiency ratio (with amortisations)	42.6	(1.0)	(3.1)

NPL ratio	4.52	(0.30)	0.38

NPL coverage	103.6	3.5	(1.5)

Number of employees	14,161	8.5	15.9

Number of branches	575	(0.7)	(0.3)

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses
(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + valuation adjustments

44

APPENDIX	FINANCIAL REPORT 2015	JANUARY - MARCH
FINANCIAL INFORMATION

Poland

EUR million

		o/ 4Q’14		o/ 1Q’14
Income statement	1Q’15%		% w/o FX	%	% w/o FX

Net interest income	191	(1.8)	(2.3)	(8.0)	(7.8)

Net fees	100	(6.5)	(7.0)	(8.5)	(8.4)

Gains (losses) on financial transactions	54	12.4	12.4	374.0	374.9

Other operating income*	(4)	—	—	—	—

Gross income	340	(3.6)	(4.0)	1.8	2.0

Operating expenses	(149)	4.1	3.6	1.8	2.0

General administrative expenses	(137)	5.0	4.5	1.9	2.1

Personnel	(81)	2.3	1.8	5.3	5.5

Other general administrative expenses	(56)	9.1	8.5	(2.6)	(2.4)

Depreciation and amortisation	(12)	(5.0)	(5.5)	0.5	0.7

Net operating income	191	(8.8)	(9.2)	1.9	2.0

Net loan-loss provisions	(39)	(31.0)	(31.2)	(8.9)	(8.8)

Other income	(1)	—	—	(71.3)	(71.3)

Profit before taxes	151	(13.4)	(13.7)	6.6	6.8

Tax on profit	(28)	(41.6)	(41.7)	4.8	4.9

Profit from continuing operations	123	(2.8)	(3.2)	7.0	7.2

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	123	(2.8)	(3.2)	7.0	7.2

Minority interests	33	0.8	0.3	9.5	9.7

Attributable profit to the Group	90	(4.1)	(4.5)	6.1	6.3

Balance sheet

Customer loans**	18,303	7.8	3.1	9.4	7.1

Trading portfolio (w/o loans)	1,258	7.9	3.2	55.5	52.3

Available-for-sale financial assets	5,355	(7.9)	(12.0)	4.4	2.3

Due from credit institutions**	1,223	15.3	10.3	(2.6)	(4.6)

Intangible assets and property and equipment	241	2.1	(2.4)	7.9	5.7

Other assets	2,168	(14.6)	(18.4)	(5.2)	(7.1)

Total assets/liabilities & shareholders’ equity	28,548	2.7	(1.8)	8.0	5.8

Customer deposits**	20,481	1.7	(2.8)	8.9	6.7

Marketable debt securities**	240	4.5	(0.1)	98.5	94.4

Subordinated debt**	372	10.4	5.5	11.0	8.7

Insurance liabilities	—	(100.0)	(100.0)	(100.0)	(100.0)

Due to credit institutions**	1,267	0.4	(4.0)	(42.9)	(44.0)

Other liabilities	3,786	9.2	4.4	41.6	38.7

Stockholders’ equity***	2,403	5.5	0.9	9.3	7.1

Other managed and marketed customer funds	3,960	12.7	7.7	11.4	9.1

Mutual and pension funds	3,813	11.2	6.3	10.4	8.1

Managed portfolios	147	73.0	65.4	46.2	43.1

Managed and marketed customer funds	25,053	3.4	(1.1)	9.8	7.5

Ratios (%) and operating means

ROE	15.34	(0.94)		(0.24)

Efficiency ratio (with amortisations)	43.8	3.2		(0.0)

NPL ratio	7.33	(0.09)		(0.02)

NPL coverage	61.6	1.3		(3.0)

Number of employees	11,896	(0.6)		(2.2)

Number of branches	784	(0.5)		(5.5)

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses
(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + valuation adjustments

      45

JANUARY - MARCH	FINANCIAL REPORT 2015	APPENDIX
FINANCIAL INFORMATION

Portugal

EUR million

Income statement	1Q’15	% o/ 4Q’14	% o/ 1Q’14

Net interest income	142	(0.7)	10.4

Net fees	68	(4.0)	(5.9)

Gains (losses) on financial transactions	15	(57.1)	(17.9)

Other operating income*	13	7.3	47.4

Gross income	238	(8.7)	4.4

Operating expenses	(121)	(3.9)	(0.7)

General administrative expenses	(106)	(2.6)	3.1

Personnel	(73)	(6.4)	0.0

Other general administrative expenses	(33)	6.8	10.5

Depreciation and amortisation	(15)	(12.0)	(20.5)

Net operating income	117	(13.2)	10.1

Net loan-loss provisions	(22)	27.1	(35.6)

Other income	(21)	5.5	(29.3)

Profit before taxes	74	(24.2)	75.3

Tax on profit	(17)	(28.1)	93.4

Profit from continuing operations	56	(23.0)	70.4

Net profit from discontinued operations	—	—	—

Consolidated profit	56	(23.0)	70.4

Minority interests	0	(30.5)	—

Attributable profit to the Group	56	(22.9)	58.0

Balance sheet

Customer loans**	23,045	(0.6)	(4.9)

Trading portfolio (w/o loans)	2,160	3.7	14.6

Available-for-sale financial assets	6,877	(1.9)	2.5

Due from credit institutions**	2,173	0.4	(14.5)

Intangible assets and property and equipment	700	(3.9)	(12.5)

Other assets	5,857	(9.2)	0.8

Total assets/liabilities & shareholders’ equity	40,813	(1.9)	(2.8)

Customer deposits**	23,529	(2.0)	(0.2)

Marketable debt securities**	2,732	(4.3)	21.5

Subordinated debt**	—	—	—

Insurance liabilities	30	8.1	(62.8)

Due to credit institutions**	11,042	(4.3)	(14.5)

Other liabilities	888	12.8	3.6

Stockholders’ equity***	2,593	8.4	12.7

Other managed and marketed customer funds	2,870	14.8	28.9

Mutual and pension funds	2,491	13.9	21.7

Managed portfolios	379	20.7	111.3

Managed and marketed customer funds	29,131	(0.8)	3.8

Ratios (%) and operating means

ROE	9.09	(2.75)	2.64

Efficiency ratio (with amortisations)	50.9	2.5	(2.6)

NPL ratio	8.96	0.07	0.70

NPL coverage	52.4	0.6	1.8

Number of employees	5,408	(0.0)	(1.9)

Number of branches	584	(1.7)	(7.7)

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses
(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + valuation adjustments

46

	FINANCIAL REPORT 2015	JANUARY - MARCH
APPENDIX	FINANCIAL INFORMATION

United Kingdom

EUR million

		o/ 4Q’14		o/ 1Q’14
Income statement	1Q’15%		% w/o FX	%	% w/o FX

Net interest income	1,194	6.5	0.2	20.7	8.3

Net fees	287	4.8	(1.4)	16.0	4.0

Gains (losses) on financial transactions	60	70.1	63.6	(23.2)	(31.1)

Other operating income*	10	5.0	(1.1)	(31.5)	(38.6)

Gross income	1,551	7.7	1.4	16.7	4.7

Operating expenses	(815)	6.4	0.1	17.5	5.4

General administrative expenses	(697)	7.6	1.2	20.3	7.9

Personnel	(457)	8.1	1.8	20.3	7.9

Other general administrative expenses	(240)	6.6	0.2	20.2	7.9

Depreciation and amortisation	(118)	0.1	(5.9)	3.4	(7.2)

Net operating income	736	9.2	2.8	15.8	3.9

Net loan-loss provisions	(76)	109.3	105.0	(36.9)	(43.4)

Other income	(56)	(59.0)	(61.8)	19.8	7.5

Profit before taxes	605	20.3	13.4	29.0	15.7

Tax on profit	(120)	6.7	0.4	28.2	15.1

Profit from continuing operations	485	24.2	17.1	29.1	15.9

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	485	24.2	17.1	29.1	15.9

Minority interests	8	—	—	—	—

Attributable profit to the Group	477	22.2	15.2	27.0	14.0

Balance sheet

Customer loans**	279,334	11.2	3.8	19.4	4.9

Trading portfolio (w/o loans)	42,850	8.9	1.7	36.1	19.5

Available-for-sale financial assets	12,937	15.5	7.9	54.8	35.9

Due from credit institutions**	19,885	41.1	31.7	11.9	(1.7)

Intangible assets and property and equipment	3,094	14.6	7.0	23.3	8.3

Other assets	34,749	(2.6)	(9.1)	(21.6)	(31.2)

Total assets/liabilities & shareholders’ equity	392,848	10.9	3.6	16.1	1.9

Customer deposits**	220,684	9.1	1.8	13.2	(0.6)

Marketable debt securities**	78,569	12.9	5.4	18.4	4.0

Subordinated debt**	5,787	7.6	0.5	(0.5)	(12.6)

Insurance liabilities	—	—	—	—	—

Due to credit institutions**	26,258	(1.7)	(8.2)	(9.5)	(20.5)

Other liabilities	45,703	31.0	22.3	58.8	39.4

Stockholders’ equity***	15,847	3.2	(3.7)	17.4	3.1

Other managed and marketed customer funds	10,469	8.3	1.1	8.7	(4.5)

Mutual and pension funds	10,313	8.3	1.1	8.7	(4.6)

Managed portfolios	156	8.9	1.7	11.0	(2.6)

Managed and marketed customer funds	315,509	10.0	2.7	14.0	0.1

Ratios (%) and operating means

ROE	12.39	2.17		0.72

Efficiency ratio (with amortisations)	52.5	(0.6)		0.4

NPL ratio	1.75	(0.04)		(0.13)

NPL coverage	41.2	(0.7)		(1.7)

Number of employees	26,209	2.4		2.2

Number of branches	921	(0.9)		(7.8)

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses
(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + valuation adjustments

      47

JANUARY - MARCH	FINANCIAL REPORT 2015
	FINANCIAL INFORMATION	APPENDIX

Latin America

EUR million

		o/ 4Q’14		o/ 1Q’14
Income statement	1Q’15%		% w/o FX	%	% w/o FX

Net interest income	3,622	1.9	0.5	8.2	4.9

Net fees	1,191	(4.0)	(5.3)	13.7	9.3

Gains (losses) on financial transactions	189	370.2	317.2	50.2	39.7

Other operating income*	(2)	—	—	(38.3)	(52.0)

Gross income	5,000	2.9	1.5	10.7	7.0

Operating expenses	(2,097)	(0.7)	(2.1)	11.6	7.5

General administrative expenses	(1,890)	(1.4)	(2.8)	12.6	8.4

Personnel	(1,061)	0.5	(1.1)	13.7	9.3

Other general administrative expenses	(829)	(3.7)	(4.8)	11.2	7.3

Depreciation and amortisation	(207)	5.3	3.9	3.4	(0.1)

Net operating income	2,902	5.7	4.3	10.0	6.6

Net loan-loss provisions	(1,210)	(3.9)	(4.5)	(2.3)	(4.8)

Other income	(203)	(24.1)	(23.4)	26.5	24.7

Profit before taxes	1,489	22.3	19.1	20.3	15.6

Tax on profit	(430)	122.8	119.1	31.1	26.5

Profit from continuing operations	1,059	3.3	0.4	16.4	11.6

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	1,059	3.3	0.4	16.4	11.6

Minority interests	145	(15.9)	(19.4)	(27.1)	(29.8)

Attributable profit to the Group	914	7.2	4.5	28.5	23.2

Balance sheet

Customer loans**	152,014	5.0	4.8	17.2	16.7

Trading portfolio (w/o loans)	35,970	0.2	(0.4)	31.8	27.8

Available-for-sale financial assets	31,065	(0.5)	3.2	16.4	22.3

Due from credit institutions**	27,890	16.7	14.8	23.1	19.3

Intangible assets and property and equipment	4,175	5.2	7.8	8.5	13.2

Other assets	46,855	10.2	12.5	8.1	10.9

Total assets/liabilities & shareholders’ equity	297,969	5.6	6.0	17.5	17.7

Customer deposits**	142,779	3.7	3.2	13.1	12.3

Marketable debt securities**	34,578	8.3	11.3	24.2	29.6

Subordinated debt**	6,771	4.7	7.4	1.6	5.6

Insurance liabilities	1	—	—	—	—

Due to credit institutions**	37,711	6.9	9.1	48.0	48.7

Other liabilities	51,003	11.3	11.5	11.1	11.4

Stockholders’ equity***	25,126	0.6	0.3	17.2	15.3

Other managed and marketed customer funds	81,763	3.1	4.4	15.4	16.7

Mutual and pension funds	67,503	1.3	4.2	12.0	16.6

Managed portfolios	14,261	12.8	5.4	34.4	17.3

Managed and marketed customer funds	265,891	4.1	4.7	14.8	15.5

Ratios (%) and operating means

ROE	14.37	0.32		1.06

Efficiency ratio (with amortisations)	41.9	(1.5)		0.3

NPL ratio	4.49	(0.16)		(0.57)

NPL coverage	83.9	(0.8)		(2.2)

Number of employees	85,279	0.3		1.1

Number of branches	5,725	(0.1)		(0.0)

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses
(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + valuation adjustments

48

	FINANCIAL REPORT 2015	JANUARY - MARCH
APPENDIX	FINANCIAL INFORMATION

Brazil

EUR million

		o/ 4Q’14		o/ 1Q’14
Income statement	1Q’15%		% w/o FX	%	% w/o FX

Net interest income	2,289	4.6	5.9	4.1	3.3

Net fees	708	(9.4)	(8.1)	12.5	11.7

Gains (losses) on financial transactions	28	—	—	69.4	68.2

Other operating income*	21	(48.9)	(47.9)	212.9	210.6

Gross income	3,046	2.3	3.5	6.8	6.0

Operating expenses	(1,176)	(9.3)	(8.1)	3.8	3.0

General administrative expenses	(1,055)	(10.1)	(8.8)	4.9	4.1

Personnel	(581)	(7.1)	(5.8)	5.7	4.9

Other general administrative expenses	(474)	(13.6)	(12.3)	3.9	3.2

Depreciation and amortisation	(120)	(1.9)	(0.8)	(5.1)	(5.8)

Net operating income	1,870	11.2	12.4	8.8	8.0

Net loan-loss provisions	(826)	(6.8)	(5.7)	(8.7)	(9.3)

Other income	(209)	(14.4)	(13.0)	46.6	45.5

Profit before taxes	835	51.5	52.7	24.3	23.4

Tax on profit	(264)	123.4	123.9	30.6	29.6

Profit from continuing operations	571	31.8	33.2	21.6	20.7

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	571	31.8	33.2	21.6	20.7

Minority interests	55	31.4	29.4	(47.9)	(48.3)

Attributable profit to the Group	516	31.9	33.6	41.8	40.8

Balance sheet

Customer loans**	72,492	(2.5)	5.8	5.8	18.3

Trading portfolio (w/o loans)	14,720	(19.4)	(12.5)	30.1	45.4

Available-for-sale financial assets	23,071	0.6	9.2	16.6	30.3

Due from credit institutions**	11,351	10.5	19.9	25.5	40.2

Intangible assets and property and equipment	2,683	1.7	10.3	(4.1)	7.2

Other assets	29,622	6.5	15.6	(0.0)	11.7

Total assets/liabilities & shareholders’ equity	153,938	(1.5)	6.9	9.1	21.9

Customer deposits**	65,221	(4.8)	3.3	(1.1)	10.6

Marketable debt securities**	22,597	3.2	12.0	13.6	26.9

Subordinated debt**	4,471	2.4	11.1	(2.5)	9.0

Insurance liabilities	1	—	—	—	—

Due to credit institutions**	21,014	(7.9)	(0.1)	52.0	69.9

Other liabilities	28,360	11.0	20.5	9.4	22.3

Stockholders’ equity***	12,274	(6.3)	1.7	12.3	25.5

Other managed and marketed customer funds	47,664	(4.3)	3.9	4.2	16.5

Mutual and pension funds	44,589	(4.2)	4.0	4.7	17.0

Managed portfolios	3,075	(5.3)	2.8	(2.3)	9.2

Managed and marketed customer funds	139,953	(3.2)	5.0	2.8	14.9

Ratios (%) and operating means

ROE	15.78	3.62		2.78

Efficiency ratio (with amortisations)	38.6	(4.9)		(1.1)

NPL ratio	4.90	(0.15)		(0.84)

NPL coverage	95.2	(0.2)		—

Number of employees	46,505	0.1		(3.7)

Number of branches	3,391	(0.6)		(2.8)

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses
(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + valuation adjustments

      49

JANUARY - MARCH	FINANCIAL REPORT 2015
	FINANCIAL INFORMATION	APPENDIX

Mexico

EUR million

		o/ 4Q’14		o/ 1Q’14
Income statement	1Q’15%		% w/o FX	%	% w/o FX

Net interest income	610	4.5	1.4	19.8	11.1

Net fees	195	(1.5)	(4.2)	2.6	(4.8)

Gains (losses) on financial transactions	44	93.1	92.1	63.8	52.0

Other operating income*	(15)	41.6	38.0	20.2	11.5

Gross income	833	5.0	2.1	16.9	8.4

Operating expenses	(349)	8.4	5.4	14.0	5.8

General administrative expenses	(309)	7.3	4.3	13.2	5.0

Personnel	(171)	5.7	2.7	20.3	11.6

Other general administrative expenses	(139)	9.3	6.4	5.6	(2.0)

Depreciation and amortisation	(40)	17.5	14.2	20.5	11.8

Net operating income	484	2.7	(0.2)	19.0	10.4

Net loan-loss provisions	(211)	19.0	15.9	18.0	9.5

Other income	8	—	—	—	—

Profit before taxes	281	(4.2)	(7.1)	24.0	15.1

Tax on profit	(65)	27.0	23.6	35.1	25.3

Profit from continuing operations	215	(10.8)	(13.6)	21.0	12.3

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	215	(10.8)	(13.6)	21.0	12.3

Minority interests	48	(13.9)	(16.6)	20.1	11.4

Attributable profit to the Group	167	(9.9)	(12.6)	21.3	12.5

Balance sheet

Customer loans**	29,112	12.5	4.0	30.1	19.2

Trading portfolio (w/o loans)	16,677	63.7	51.3	47.7	35.4

Available-for-sale financial assets	4,065	(12.1)	(18.8)	17.0	7.2

Due from credit institutions**	8,447	19.7	10.6	1.2	(7.2)

Intangible assets and property and equipment	493	12.1	3.6	24.8	14.4

Other assets	6,323	14.0	5.4	12.2	2.8

Total assets/liabilities & shareholders’ equity	65,118	21.2	12.0	26.4	15.8

Customer deposits**	30,965	8.2	(0.0)	21.0	10.9

Marketable debt securities**	4,492	37.6	27.1	80.0	65.0

Subordinated debt**	1,202	10.4	2.1	27.1	16.5

Insurance liabilities	—	—	—	—	—

Due to credit institutions**	9,974	62.1	49.8	68.4	54.4

Other liabilities	13,608	38.9	28.4	13.3	3.9

Stockholders’ equity***	4,877	1.7	(6.1)	6.9	(2.0)

Other managed and marketed customer funds	13,222	14.7	6.0	20.0	10.0

Mutual and pension funds	13,222	14.7	6.0	20.0	10.0

Managed portfolios	—	—	—	—	—

Managed and marketed customer funds	49,881	12.1	3.6	24.5	14.2

Ratios (%) and operating means

ROE	13.90	(1.61)		1.35

Efficiency ratio (with amortisations)	41.9	1.3		(1.0)

NPL ratio	3.71	(0.13)		0.09

NPL coverage	88.4	2.3		(10.2)

Number of employees	16,944	0.1		14.2

Number of branches	1,350	0.2		5.6

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses
(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + valuation adjustments

50

	FINANCIAL REPORT 2015	JANUARY - MARCH
APPENDIX	FINANCIAL INFORMATION

Chile

EUR million

		o/ 4Q’14		o/ 1Q’14

Income statement	1Q’15%		% w/o FX	%	% w/o FX

Net interest income	398	(18.9)	(23.9)	(2.5)	(9.3)

Net fees	87	0.5	(5.5)	6.9	(0.5)

Gains (losses) on financial transactions	66	134.6	120.9	68.4	56.7

Other operating income*	4	33.9	27.3	(17.7)	(23.5)

Gross income	554	(8.9)	(14.4)	4.0	(3.3)

Operating expenses	(234)	3.5	(2.7)	16.4	8.3

General administrative expenses	(213)	2.1	(4.1)	18.3	10.0

Personnel	(129)	(1.0)	(7.0)	19.8	11.5

Other general administrative expenses	(84)	7.2	0.8	15.9	7.9

Depreciation and amortisation	(21)	21.2	14.0	0.9	(6.1)

Net operating income	320	(16.2)	(21.4)	(3.6)	(10.3)

Net loan-loss provisions	(132)	(15.5)	(20.7)	13.4	5.5

Other income	6	—	—	—	—

Profit before taxes	195	(6.7)	(12.3)	(6.9)	(13.4)

Tax on profit	(44)	—	—	33.8	24.5

Profit from continuing operations	150	(36.3)	(40.3)	(14.5)	(20.5)

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	150	(36.3)	(40.3)	(14.5)	(20.5)

Minority interests	41	(44.2)	(47.7)	(22.1)	(27.5)

Attributable profit to the Group	109	(32.7)	(37.0)	(11.2)	(17.4)

Balance sheet

Customer loans**	34,510	13.0	3.5	23.3	9.2

Trading portfolio (w/o loans)	2,940	(4.4)	(12.4)	66.6	47.6

Available-for-sale financial assets	2,290	0.7	(7.7)	(6.7)	(17.3)

Due from credit institutions**	4,599	19.9	9.9	57.4	39.5

Intangible assets and property and equipment	382	10.2	1.0	22.3	8.3

Other assets	3,564	33.0	21.9	39.1	23.3

Total assets/liabilities & shareholders’ equity	48,285	12.9	3.5	27.0	12.6

Customer deposits**	26,499	13.5	4.0	29.7	14.9

Marketable debt securities**	7,404	11.3	2.1	37.1	21.5

Subordinated debt**	1,070	8.7	(0.4)	(3.6)	(14.6)

Insurance liabilities	—	—	—	—	—

Due to credit institutions**	4,404	0.5	(7.9)	(3.1)	(14.2)

Other liabilities	5,712	28.7	18.0	46.4	29.7

Stockholders’ equity***	3,196	8.1	(0.9)	22.2	8.3

Other managed and marketed customer funds	7,871	8.5	(0.6)	34.2	18.9

Mutual and pension funds	5,793	4.1	(4.5)	30.9	16.0

Managed portfolios	2,078	22.8	12.5	44.6	28.2

Managed and marketed customer funds	42,845	12.0	2.7	30.6	15.7

Ratios (%) and operating means

ROE	14.15	(9.79)		(4.84)

Efficiency ratio (with amortisations)	42.3	5.1		4.5

NPL ratio	5.88	(0.09)		(0.11)

NPL coverage	52.0	(0.4)		1.3

Number of employees	12,095	0.1		(0.1)

Number of branches	476	0.2		(1.9)

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses
(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + valuation adjustments

      51

JANUARY - MARCH	FINANCIAL REPORT 2015
	FINANCIAL INFORMATION	APPENDIX

United States

EUR million

		o/ 4Q’14		o/ 1Q’14
Income statement	1Q’15%		% w/o FX	%	% w/o FX

Net interest income	1,421	16.5	5.1	29.4	6.3

Net fees	220	23.9	11.9	34.2	10.2

Gains (losses) on financial transactions	34	(39.7)	(46.7)	21.2	(0.4)

Other operating income*	91	40.4	22.7	459.2	359.3

Gross income	1,766	16.3	4.7	35.2	11.1

Operating expenses	(630)	11.3	(0.0)	32.3	8.7

General administrative expenses	(561)	10.3	(1.0)	34.7	10.7

Personnel	(328)	13.7	2.0	39.9	14.9

Other general administrative expenses	(233)	5.9	(5.0)	28.1	5.2

Depreciation and amortisation	(69)	20.4	8.7	15.2	(5.4)

Net operating income	1,136	19.2	7.5	36.9	12.4

Net loan-loss provisions	(639)	10.9	0.2	16.9	(4.0)

Other income	(18)	—	—	690.4	549.2

Profit before taxes	479	17.6	5.2	70.3	39.9

Tax on profit	(133)	35.4	22.1	67.8	37.8

Profit from continuing operations	346	11.9	(0.2)	71.3	40.7

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	346	11.9	(0.2)	71.3	40.7

Minority interests	100	64.6	47.9	126.6	86.1

Attributable profit to the Group	246	(0.9)	(11.7)	55.9	28.1

Balance sheet

Customer loans**	78,763	17.3	3.9	33.3	4.0

Trading portfolio (w/o loans)	357	(61.5)	(65.9)	182.1	120.1

Available-for-sale financial assets	16,497	29.9	15.2	83.9	43.5

Due from credit institutions**	3,549	44.1	27.7	71.9	34.1

Intangible assets and property and equipment	7,925	15.6	2.4	144.2	90.6

Other assets	6,653	(3.1)	(14.1)	29.3	0.9

Total assets/liabilities & shareholders’ equity	113,744	17.3	3.9	44.6	12.9

Customer deposits**	54,462	16.9	3.6	37.7	7.5

Marketable debt securities**	19,221	20.1	6.5	54.6	20.6

Subordinated debt**	891	15.4	2.3	30.5	1.8

Insurance liabilities	—	—	—	—	—

Due to credit institutions**	23,437	35.8	20.4	94.5	51.7

Other liabilities	5,843	(0.4)	(11.8)	52.8	19.2

Stockholders’ equity***	9,889	(5.9)	(16.6)	(2.0)	(23.5)

Other managed and marketed customer funds	12,773	69.1	49.9	138.5	86.1

Mutual and pension funds	6,020	267.1	225.3	614.5	457.5

Managed portfolios	6,753	14.2	1.2	49.6	16.7

Managed and marketed customer funds	87,347	23.2	9.2	50.5	17.5

Ratios (%) and operating means

ROE	9.82	0.31		3.06

Efficiency ratio (with amortisations)	35.7	(1.6)		(0.8)

NPL ratio	2.30	(0.24)		(0.58)

NPL coverage	210.7	17.9		47.4

Number of employees	16,145	1.4		4.6

Number of branches	804	(0.9)		(1.3)

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses
(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + valuation adjustments

52

APPENDIX	FINANCIAL REPORT 2015	JANUARY - MARCH
FINANCIAL INFORMATION

Corporate Activities

EUR million

Income statement	1Q’15	4Q’14%		1Q’14%

Net interest income	(483)	(453)	6.6	(534)	(9.5)

Net fees	(15)	(18)	(19.9)	(8)	78.7

Gains (losses) on financial transactions	247	449	(45.1)	302	(18.2)

Other operating income	(1)	14	—	16	—

Dividends	1	5	(76.4)	5	(77.8)

Income from equity-accounted method	(12)	(3)	296.9	0	—

Other operating income/expenses	10	13	(19.1)	10	(0.7)

Gross income	(252)	(7)	—	(224)	12.1

Operating expenses	(208)	(181)	15.0	(191)	8.7

General administrative expenses	(183)	(169)	8.2	(164)	11.6

Personnel	(69)	(75)	(8.5)	(67)	2.8

Other general administrative expenses	(115)	(94)	21.6	(97)	17.6

Depreciation and amortisation	(25)	(12)	113.1	(27)	(9.0)

Net operating income	(460)	(188)	144.3	(416)	10.5

Net loan-loss provisions	0	2	(91.0)	1	(89.6)

Other income	(117)	(342)	(65.9)	(72)	61.4

Ordinary profit before taxes	(576)	(529)	9.0	(487)	18.4

Tax on profit	19	(143)	—	79	(76.0)

Ordinary profit from continuing operations	(557)	(671)	(17.0)	(408)	36.6

Net profit from discontinued operations	0	—	—	—	—

Ordinary consolidated profit	(557)	(671)	(17.0)	(408)	36.6

Minority interests	27	9	198.3	(3)	—

Ordinary attributable profit to the Group	(585)	(681)	(14.1)	(405)	44.2

Net capital gains and provisions	—	—	—	—	—

Attributable profit to the Group	(585)	(681)	(14.1)	(405)	44.2

Balance sheet

Trading portfolio (w/o loans)	3,866	2,916	32.6	2,947	31.2

Available-for-sale financial assets	7,748	7,285	6.3	6,892	12.4

Investments	816	643	26.9	276	195.8

Goodwill	28,667	27,548	4.1	26,056	10.0

Liquidity lent to the Group	34,627	42,130	(17.8)	28,985	19.5

Capital assigned to Group areas	80,711	72,189	11.8	70,542	14.4

Other assets	63,459	56,131	13.1	49,132	29.2

Total assets/liabilities & shareholders’ equity	219,894	208,842	5.3	184,831	19.0

Customer deposits*	2,597	5,279	(50.8)	1,379	88.3

Marketable debt securities*	53,504	59,954	(10.8)	62,102	(13.8)

Subordinated debt*	5,855	4,107	42.6	4,173	40.3

Other liabilities	62,520	63,229	(1.1)	45,195	38.3

Stockholders’ equity***	95,418	76,272	25.1	71,982	32.6

Other managed and marketed customer funds	—	—	—	—	—

Mutual and pension funds	—	—	—	—	—

Managed portfolios	—	—	—	—	—

Managed and marketed customer funds	61,956	69,340	(10.6)	67,654	(8.4)

Operating means
Number of employees

	2,853	2,633	8.4	2,527	12.9

(*).-	Including all on-balance sheet balances for this item
(**).-	Capital + reserves + profit + valuation adjustments

      53

JANUARY - MARCH	FINANCIAL REPORT 2015	APPENDIX
FINANCIAL INFORMATION

Retail Banking

EUR million

		o/ 4Q’14		o/ 1Q’14

Income statement	1Q’15%		% w/o FX	%	% w/o FX

Net interest income	7,786	3.8	0.6	11.9	5.3

Net fees	2,185	(0.1)	(2.1)	9.2	4.4

Gains (losses) on financial transactions	162	(26.4)	(28.5)	38.6	25.5

Other operating income*	165	61.5	49.4	—	—

Gross income	10,298	2.9	(0.1)	13.5	7.0

Operating expenses	(4,618)	2.4	(0.5)	10.9	5.0

Net operating income	5,680	3.3	0.2	15.7	8.7

Net loan-loss provisions	(2,323)	0.9	(2.2)	(7.5)	(13.2)

Other income	(360)	9.6	9.0	33.5	29.7

Profit before taxes	2,998	4.5	1.2	40.8	32.0

Tax on profit	(781)	25.9	22.7	53.2	43.5

Profit from continuing operations	2,217	(1.4)	(4.7)	36.9	28.3

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	2,217	(0.5)	(3.9)	37.0	28.3

Minority interests	283	11.9	6.2	16.5	9.3

Attributable profit to the Group	1,933	(2.1)	(5.2)	40.6	31.7

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

54

APPENDIX	FINANCIAL REPORT 2015	JANUARY - MARCH
FINANCIAL INFORMATION

Global Wholesale Banking

EUR million

		o/ 4Q’14		o/ 1Q’14

Income statement	1Q’15%		% w/o FX	%	% w/o FX

Net interest income	737	10.2	8.4	30.2	26.0

Net fees	352	(0.3)	(2.9)	5.0	0.8

Gains (losses) on financial transactions	286	—	—	(17.6)	(20.3)

Other operating income*	22	(76.9)	(76.9)	(31.5)	(32.8)

Gross income	1,398	30.9	27.6	9.1	5.4

Operating expenses	(500)	6.8	3.8	13.8	8.1

Net operating income	898	49.7	46.3	6.6	3.9

Net loan-loss provisions	(198)	87.9	95.2	84.5	83.6

Other income	4	—	—	—	—

Profit before taxes	704	64.0	57.8	(1.6)	(4.4)

Tax on profit	(201)	86.2	78.9	0.2	(2.2)

Profit from continuing operations	503	56.5	50.6	(2.3)	(5.3)

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	503	56.5	50.6	(2.3)	(5.3)

Minority interests	39	36.7	32.3	8.8	4.7

Attributable profit to the Group	464	58.5	52.4	(3.1)	(6.0)

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

(1)	Global Transaction Banking: includes the business of cash management, trade finance, basic financing and custody.
(2)	Financing Solutions & Advisory: includes the units of origination and distribution of corporate loans and structured financings, bond and securitisation origination teams, corporate finance units (mergers and acquisitions, primary markets of equities, investment solutions for corporate clients via derivatives), and asset & capital structuring.
(3)	Global Markets: includes the sale and distribution of fixed income and equity derivatives, interest rates and inflation; the trading and hedging of exchange rates, and short-term money markets for the Group»s wholesale and retail clients; management of books associated with distribution; and brokerage of equities, and derivatives for investment and hedging solutions.

      55

Investor Relations
Ciudad Grupo Santander
Edificio Pereda, 1st floor
Avda de Cantabria, o/n
28660 Boadilla del Monte
Madrid (Spain)
Tel: 34 (91) 259 65 14 / 34 (91) 259 65 20
Fax: 34 (91) 257 02 45
e-mail: investor@gruposantander.com

Legal Head Office:
Paseo Pereda, 9-12, Santander (Spain)
Tel: 34 (942) 20 61 00

Operational Head Office:
Ciudad Grupo Santander
Avda. de Cantabria, o/n 28660 Boadilla del Monte, Madrid (Spain)

Santander

www.santander.com

Item 3

Key consolidated data

			Variation
	1Q’15	1Q’14	Amount	%	2014
Balance sheet (EUR million)
Total assets	1,369,689	1,168,842	200,846	17.2	1,266,296
Net customer loans	793,965	694,595	99,370	14.3	734,711
Customer deposits	687,362	620,135	67,227	10.8	647,628
Managed and marketed customer funds	1,091,174	966,704	124,471	12.9	1,023,437
Stockholders’ equity	91,915	72,117	19,799	27.5	80,806
Total managed and marketed funds	1,545,444	1,313,138	232,305	17.7	1,428,083

Income statement * (EUR million)
Net interest income	8,038	6,992	1,046	15.0	29,548
Gross income	11,444	10,124	1,320	13.0	42,612
Pre-provision profit (net operating income)	6,067	5,277	790	15.0	22,574
Profit before taxes	2,990	2,149	841	39.1	9,720
Attributable profit to the Group	1,717	1,303	415	31.8	5,816
(*).- Variations w/o exchange rate

Net interest income: +7.9%; Gross income: +6.8%; Pre-provision profit: +8.1%; Attributable profit: +21.8%

EPS, profitability and efficiency (%)
EPS (euro)	0.121	0.113	0.007	6.4	0.479
RoE (1)	7.6	6.6			7.0
RoTE (1)	11.5	10.4			11.0
RoA	0.6	0.5			0.6
RoRWA	1.4	1.2			1.3
Efficiency ratio (with amortisations)	47.0	47.9			47.0

Solvency and NPL ratios (%)
CET1 fully-loaded (1)	9.7				9.7
CET1 phase-in (1)	11.9	10.8			12.2
NPL ratio	4.85	5.52			5.19
Coverage ratio	68.9	66.3			67.2

Market capitalisation and shares
Shares (millions at period-end)	14,061	11,561	2,500	21.6	12,584
Share price (euros)	7.017	6.921	0.096	1.4	6.996
Market capitalisation (EUR million)	98,663	80,014	18,649	23.3	88,041
Book value (euro)	6.55	6.24			6.42
Price / Book value (X)	1.07	1.11			1.09
P/E ratio (X)	14.54	15.26			14.59

Other data
Number of shareholders	3,230,808	3,299,097	(68,289)	(2.1)	3,240,395
Number of employees	187,262	185,165	2,097	1.1	185,405
Number of branches	12,920	13,590	(670)	(4.9)	12,951

(1).-	In 2014, pro-forma taking into account the January 2015 capital increase

Note: The financial information in this report has not been audited, but it was approved by the Board of Directors at its meeting on April, 23 2015, following a favourable report from the Audit Committee on April, 21 2015. The Audit Committee verified that the information for 2015 was based on the same principles and practices as those used to draw up the annual financial statements.

Income statement

EUR million

			Variation
	1Q 15	1Q 14	Amount	%

Net interest income	8,038	6,992	1,046	15.0
Net fees	2,524	2,331	194	8.3
Gains (losses) on financial transactions	695	767	(71)	(9.3)
Other operating income	186	34	152	446.1
Dividends	33	31	2	5.7
Income from equity-accounted method	99	65	34	51.8
Other operating income/expenses	53	(63)	116	—
Gross income	11,444	10,124	1,320	13.0
Operating expenses	(5,377)	(4,847)	(531)	10.9
General administrative expenses	(4,785)	(4,256)	(529)	12.4
Personnel	(2,755)	(2,455)	(300)	12.2
Other general administrative expenses	(2,030)	(1,801)	(229)	12.7
Depreciation and amortisation	(592)	(590)	(2)	0.3
Net operating income	6,067	5,277	790	15.0
Net loan-loss provisions	(2,563)	(2,695)	132	(4.9)
Impairment losses on other assets	(60)	(87)	27	(30.9)
Other income	(454)	(347)	(108)	31.1
Ordinary profit before taxes	2,990	2,149	841	39.1
Tax on profit	(922)	(569)	(353)	62.1
Ordinary profit from continuing operations	2,067	1,579	488	30.9
Net profit from discontinued operations	0	(0)	0	—
Ordinary consolidated profit	2,067	1,579	488	30.9
Minority interests	350	277	73	26.5
Ordinary attributable profit to the Group	1,717	1,303	415	31.8
Net capital gains and provisions	—	—	—	—
Attributable profit to the Group	1,717	1,303	415	31.8

EPS (euros)	0.121	0.113	0.007	6.4
Diluted EPS (euros)	0.120	0.113	0.007	6.5

Pro memoria:
Average total assets	1,334,337	1,155,451	178,886	15.5
Average stockholders’ equity*	90,896	78,573	12,323	15.7

(*).-	Stockholders’ equity: Sharedholders’ equity + Equity adjustments by valuation. In 2014, pro-forma taking into account the January 2015 capital increase

Quarterly income statement

EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15

Net interest income	6,992	7,370	7,471	7,714	8,038
Net fees	2,331	2,403	2,439	2,524	2,524
Gains (losses) on financial transactions	767	511	952	620	695
Other operating income	34	204	99	182	186
Dividends	31	220	72	112	33
Income from equity-accounted method	65	42	72	64	99
Other operating income/expenses	(63)	(58)	(45)	6	53
Gross income	10,124	10,488	10,961	11,040	11,444
Operating expenses	(4,847)	(4,906)	(5,070)	(5,216)	(5,377)
General administrative expenses	(4,256)	(4,360)	(4,509)	(4,656)	(4,785)
Personnel	(2,455)	(2,515)	(2,572)	(2,670)	(2,755)
Other general administrative expenses	(1,801)	(1,844)	(1,937)	(1,985)	(2,030)
Depreciation and amortisation	(590)	(546)	(560)	(560)	(592)
Net operating income	5,277	5,582	5,891	5,824	6,067
Net loan-loss provisions	(2,695)	(2,638)	(2,777)	(2,452)	(2,563)
Impairment losses on other assets	(87)	(71)	(67)	(151)	(60)
Other income	(347)	(438)	(491)	(642)	(454)
Ordinary profit before taxes	2,149	2,435	2,556	2,580	2,990
Tax on profit	(569)	(664)	(649)	(814)	(922)
Ordinary profit from continuing operations	1,579	1,771	1,908	1,766	2,067
Net profit from discontinued operations	(0)	(0)	(7)	(19)	0
Ordinary consolidated profit	1,579	1,771	1,901	1,746	2,067
Minority interests	277	318	296	291	350
Ordinary attributable profit to the Group	1,303	1,453	1,605	1,455	1,717
Net capital gains and provisions	—	—	—	—	—
Attributable profit to the Group	1,303	1,453	1,605	1,455	1,717

EPS (euros)	0.113	0.122	0.131	0.112	0.121
Diluted EPS (euros)	0.113	0.122	0.131	0.112	0.120

Income statement

Constant EUR million

			Variation
	1Q 15	1Q 14	Amount	%

Net interest income	8,038	7,450	589	7.9
Net fees	2,524	2,436	88	3.6
Gains (losses) on financial transactions	695	791	(95)	(12.0)
Other operating income	186	39	147	382.4
Dividends	33	33	0	1.3
Income from equity-accounted method	99	68	31	45.5
Other operating income/expenses	53	(63)	116	—
Gross income	11,444	10,715	729	6.8
Operating expenses	(5,377)	(5,102)	(275)	5.4
General administrative expenses	(4,785)	(4,479)	(307)	6.8
Personnel	(2,755)	(2,588)	(167)	6.4
Other general administrative expenses	(2,030)	(1,890)	(140)	7.4
Depreciation and amortisation	(592)	(623)	31	(5.0)
Net operating income	6,067	5,613	454	8.1
Net loan-loss provisions	(2,563)	(2,858)	296	(10.3)
Impairment losses on other assets	(60)	(87)	27	(31.4)
Other income	(454)	(354)	(100)	28.3
Ordinary profit before taxes	2,990	2,313	677	29.3
Tax on profit	(922)	(609)	(314)	51.5
Ordinary profit from continuing operations	2,067	1,704	363	21.3
Net profit from discontinued operations	0	(0)	0	—
Ordinary consolidated profit	2,067	1,704	363	21.3
Minority interests	350	294	56	19.1
Ordinary attributable profit to the Group	1,717	1,410	307	21.8
Net capital gains and provisions	—	—	—	—
Attributable profit to the Group	1,717	1,410	307	21.8

Quarterly income statement

Constant EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15

Net interest income	7,450	7,703	7,691	7,966	8,038
Net fees	2,436	2,472	2,476	2,578	2,524
Gains (losses) on financial transactions	791	537	970	634	695
Other operating income	39	210	106	190	186
Dividends	33	221	73	113	33
Income from equity-accounted method	68	43	71	65	99
Other operating income/expenses	(63)	(53)	(37)	13	53
Gross income	10,715	10,922	11,243	11,368	11,444
Operating expenses	(5,102)	(5,089)	(5,192)	(5,360)	(5,377)
General administrative expenses	(4,479)	(4,524)	(4,619)	(4,783)	(4,785)
Personnel	(2,588)	(2,617)	(2,643)	(2,749)	(2,755)
Other general administrative expenses	(1,890)	(1,906)	(1,976)	(2,035)	(2,030)
Depreciation and amortisation	(623)	(566)	(573)	(577)	(592)
Net operating income	5,613	5,833	6,052	6,008	6,067
Net loan-loss provisions	(2,858)	(2,735)	(2,853)	(2,521)	(2,563)
Impairment losses on other assets	(87)	(71)	(67)	(152)	(60)
Other income	(354)	(438)	(484)	(643)	(454)
Ordinary profit before taxes	2,313	2,589	2,648	2,692	2,990
Tax on profit	(609)	(703)	(668)	(835)	(922)
Ordinary profit from continuing operations	1,704	1,886	1,980	1,857	2,067
Net profit from discontinued operations	(0)	(0)	(7)	(19)	0
Ordinary consolidated profit	1,704	1,886	1,974	1,837	2,067
Minority interests	294	334	303	306	350
Ordinary attributable profit to the Group	1,410	1,552	1,671	1,532	1,717
Net capital gains and provisions	—	—	—	—	—
Attributable profit to the Group	1,410	1,552	1,671	1,532	1,717

Exchange rates: 1 euro / currency parity

	Average (income statement)		Period-end (balance sheet)
	1Q 15	1Q 14	31.03.15	31.12.14	31.03.14

US$	1.125	1.370	1.076	1.214	1.379
Pound sterling	0.743	0.828	0.727	0.779	0.828
Brazilian real	3.215	3.239	3.496	3.221	3.128
Mexican peso	16.820	18.128	16.512	17.868	18.015
Chilean peso	702.753	755.324	675.880	737.323	762.752
Argentine peso	9.774	10.351	9.483	10.277	11.035
Polish zloty	4.191	4.184	4.085	4.273	4.172

Net fees

EUR million

			Variation
	1Q 15	1Q 14	Amount	%

Fees from services	1,510	1,392	118	8.5
Mutual & pension funds	240	213	27	12.6
Securities and custody	216	186	30	16.0
Insurance	559	540	19	3.6
Net fee income	2,524	2,331	194	8.3

Operating expenses

EUR million

			Variation
	1Q 15	1Q 14	Amount	%

Personnel expenses	2,755	2,455	300	12.2
General expenses	2,030	1,801	229	12.7
Information technology	287	243	44	18.3
Communications	133	123	10	8.1
Advertising	156	125	31	24.9
Buildings and premises	475	448	27	6.0
Printed and office material	38	36	2	4.7
Taxes (other than profit tax)	134	109	25	23.3
Other expenses	806	717	89	12.5
Personnel and general expenses	4,785	4,256	529	12.4
Depreciation and amortisation	592	590	2	0.3
Total operating expenses	5,377	4,847	531	10.9

Net loan-loss provisions

EUR million

			Variation
	1Q 15	1Q 14	Amount	%

Non performing loans	2,906	3,284	(379)	(11.5)
Country-risk	1	(0)	1	—
Recovery of written-off assets	(343)	(589)	246	(41.7)
Total	2,563	2,695	(132)	(4.9)

Balance sheet

EUR million

			Variation
	31.03.15	31.03.14	Amount	%	31.12.14
Assets
Cash on hand and deposits at central banks	67,741	82,402	(14,661)	(17.8)	69,428
Trading portfolio	168,709	128,631	40,078	31.2	148,888
Debt securities	53,564	48,765	4,799	9.8	54,374
Customer loans	5,726	5,902	(176)	(3.0)	2,921
Equities	15,412	8,200	7,212	88.0	12,920
Trading derivatives	89,305	60,252	29,052	48.2	76,858
Deposits from credit institutions	4,702	5,511	(810)	(14.7)	1,815
Other financial assets at fair value	48,892	38,992	9,899	25.4	42,673
Customer loans	10,201	11,054	(852)	(7.7)	8,971
Other (deposits at credit institutions, debt securities and	38,691	27,939	10,752	38.5	33,702
Available-for-sale financial assets	124,536	90,889	33,648	37.0	115,251
Debt securities	118,974	86,849	32,125	37.0	110,249
Equities	5,562	4,039	1,523	37.7	5,001
Loans	847,887	731,597	116,290	15.9	781,635
Deposits at credit institutions	62,600	46,357	16,242	35.0	51,306
Customer loans	778,038	677,639	100,398	14.8	722,819
Debt securities	7,250	7,600	(351)	(4.6)	7,510
Investments	3,564	3,502	61	1.8	3,471
Intangible assets and property and equipment	27,238	19,035	8,203	43.1	26,109
Goodwill	28,667	26,056	2,610	10.0	27,548
Other	52,455	47,738	4,717	9.9	51,293
Total assets	1,369,689	1,168,842	200,846	17.2	1,266,296

Liabilities and shareholders’ equity
Trading portfolio	125,507	105,947	19,560	18.5	109,792
Customer deposits	6,794	13,197	(6,403)	(48.5)	5,544
Marketable debt securities	—	1	(1)	(100.0)	—
Trading derivatives	92,439	59,664	32,775	54.9	79,048
Other	26,273	33,084	(6,811)	(20.6)	25,200
Other financial liabilities at fair value	64,078	51,500	12,577	24.4	62,318
Customer deposits	40,190	33,683	6,508	19.3	33,127
Marketable debt securities	3,958	5,088	(1,129)	(22.2)	3,830
Due to central banks and credit institutions	19,929	12,730	7,199	56.6	25,360
Financial liabilities at amortized cost	1,031,385	889,288	142,097	16.0	961,053
Due to central banks and credit institutions	142,133	98,113	44,020	44.9	122,437
Customer deposits	640,378	573,255	67,122	11.7	608,956
Marketable debt securities	204,353	179,446	24,907	13.9	193,059
Subordinated debt	19,746	17,738	2,007	11.3	17,132
Other financial liabilities	24,775	20,735	4,040	19.5	19,468
Insurance liabilities	670	1,548	(878)	(56.7)	713
Provisions	15,452	15,014	438	2.9	15,376
Other liability accounts	30,492	23,286	7,207	30.9	27,331
Total liabilities	1,267,584	1,086,583	181,001	16.7	1,176,581
Shareholders’ equity	99,987	85,371	14,616	17.1	91,664
Capital stock	7,030	5,781	1,250	21.6	6,292
Reserves	91,240	78,288	12,952	16.5	80,026
Attributable profit to the Group	1,717	1,303	415	31.8	5,816
Less: dividends	—	—	—	—	(471)
Equity adjustments by valuation	(8,072)	(13,254)	5,182	(39.1)	(10,858)
Minority interests	10,190	10,142	47	0.5	8,909
Total equity	102,105	82,259	19,846	24.1	89,714
Total liabilities and equity	1,369,689	1,168,842	200,846	17.2	1,266,296

Balance sheet

EUR million

	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15
Assets
Cash on hand and deposits at central banks	82,402	83,877	76,478	69,428	67,741
Trading portfolio	128,631	130,773	142,840	148,888	168,709
Debt securities	48,765	54,115	58,325	54,374	53,564
Customer loans	5,902	1,637	524	2,921	5,726
Equities	8,200	9,400	9,770	12,920	15,412
Trading derivatives	60,252	64,335	71,533	76,858	89,305
Deposits from credit institutions	5,511	1,287	2,688	1,815	4,702
Other financial assets at fair value	38,992	30,421	35,925	42,673	48,892
Customer loans	11,054	11,031	10,266	8,971	10,201
Other (deposits at credit institutions, debt securities and	27,939	19,390	25,659	33,702	38,691
Available-for-sale financial assets	90,889	90,636	99,226	115,251	124,536
Debt securities	86,849	85,773	94,333	110,249	118,974
Equities	4,039	4,864	4,893	5,001	5,562
Loans	731,597	755,264	784,406	781,635	847,887
Deposits at credit institutions	46,357	53,232	65,372	51,306	62,600
Customer loans	677,639	694,231	711,198	722,819	778,038
Debt securities	7,600	7,801	7,836	7,510	7,250
Investments	3,502	3,604	3,619	3,471	3,564
Intangible assets and property and equipment	19,035	19,739	21,431	26,109	27,238
Goodwill	26,056	26,663	27,364	27,548	28,667
Other	47,738	47,191	49,814	51,293	52,455
Total assets	1,168,842	1,188,169	1,241,104	1,266,296	1,369,689

Liabilities and shareholders’ equity
Trading portfolio	105,947	96,621	107,225	109,792	125,507
Customer deposits	13,197	5,250	9,101	5,544	6,794
Marketable debt securities	1	—	197	—	—
Trading derivatives	59,664	64,255	71,858	79,048	92,439
Other	33,084	27,116	26,068	25,200	26,273
Other financial liabilities at fair value	51,500	50,446	62,969	62,318	64,078
Customer deposits	33,683	32,103	35,247	33,127	40,190
Marketable debt securities	5,088	3,864	4,048	3,830	3,958
Deposits at credit institutions	12,730	14,479	23,674	25,360	19,929
Financial liabilities at amortized cost	889,288	914,107	939,586	961,053	1,031,385
Due to central banks and credit institutions	98,113	104,111	106,229	122,437	142,133
Customer deposits	573,255	580,408	601,983	608,956	640,378
Marketable debt securities	179,446	187,631	191,349	193,059	204,353
Subordinated debt	17,738	19,043	17,334	17,132	19,746
Other financial liabilities	20,735	22,914	22,692	19,468	24,775
Insurance liabilities	1,548	1,602	1,671	713	670
Provisions	15,014	15,319	14,589	15,376	15,452
Other liability accounts	23,286	24,619	27,041	27,331	30,492
Total liabilities	1,086,583	1,102,715	1,153,081	1,176,581	1,267,584
Shareholders’ equity	85,371	86,774	87,893	91,664	99,987
Capital stock	5,781	5,889	5,994	6,292	7,030
Reserves	78,288	78,129	77,764	80,026	91,240
Attributable profit to the Group	1,303	2,756	4,361	5,816	1,717
Less: dividends	—	—	(226)	(471)	—
Equity adjustments by valuation	(13,254)	(11,858)	(10,568)	(10,858)	(8,072)
Minority interests	10,142	10,538	10,697	8,909	10,190
Total equity	82,259	85,455	88,023	89,714	102,105
Total liabilities and equity	1,168,842	1,188,169	1,241,104	1,266,296	1,369,689

Customer loans

EUR million

			Variation
	31.03.15	31.03.14	Amount	%	31.12.14

Spanish Public sector	17,392	15,409	1,983	12.9	17,465
Other residents	155,846	162,693	(6,847)	(4.2)	154,905
Commercial bills	8,188	6,797	1,391	20.5	7,293
Secured loans	96,271	97,648	(1,378)	(1.4)	96,426
Other loans	51,387	58,248	(6,861)	(11.8)	51,187
Non-resident sector	648,820	543,753	105,067	19.3	589,557
Secured loans	403,085	323,789	79,296	24.5	369,266
Other loans	245,736	219,964	25,772	11.7	220,291
Gross customer loans	822,059	721,856	100,203	13.9	761,928
Loan-loss allowances	28,094	27,261	833	3.1	27,217
Net customer loans	793,965	694,595	99,370	14.3	734,711
Pro memoria: Doubtful loans	40,711	41,101	(390)	(0.9)	40,424
Public sector	169	88	80	91.3	167
Other residents	19,327	21,741	(2,414)	(11.1)	19,951
Non-resident sector	21,215	19,272	1,943	10.1	20,306

Customer loans

EUR million

	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15

Spanish Public sector	15,409	16,227	16,204	17,465	17,392
Other residents	162,693	162,352	158,190	154,905	155,846
Commercial bills	6,797	6,689	6,459	7,293	8,188
Secured loans	97,648	98,962	97,753	96,426	96,271
Other loans	58,248	56,701	53,978	51,187	51,387
Non-resident sector	543,753	555,784	575,032	589,557	648,820
Secured loans	323,789	339,213	351,910	369,266	403,085
Other loans	219,964	216,571	223,122	220,291	245,736
Gross customer loans	721,856	734,363	749,426	761,928	822,059
Loan-loss allowances	27,261	27,464	27,438	27,217	28,094
Net customer loans	694,595	706,899	721,988	734,711	793,965
Pro memoria: Doubtful loans	41,101	40,948	40,440	40,424	40,711
Public sector	88	126	167	167	169
Other residents	21,741	21,003	20,360	19,951	19,327
Non-resident sector	19,272	19,819	19,914	20,306	21,215

Credit risk management *

EUR million

			Variation
	31.03.15	31.03.14	Amount		%	31.12.14

Non-performing loans	41,919	42,300	(381)		(0.9)	41,709
NPL ratio (%)	4.85	5.52	(0.67 p.	)		5.19
Loan-loss allowances	28,894	28,037	858		3.1	28,046
Specific	20,427	22,562	(2,134)		(9.5)	21,784
Generic	8,467	5,475	2,992		54.6	6,262
Coverage ratio (%)	68.9	66.3	2.7 p.			67.2
Cost of credit (%) **	1.38	1.65	(0.27 p.	)		1.43

(*).-	Excluding country-risk
(**).-	12 months net loan-loss provisions / average lending

Note: NPL ratio: Non-performing loans / computable assets

Credit risk management *

EUR million

	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15

Non-performing loans	42,300	42,334	41,727	41,709	41,919
NPL ratio (%)	5.52	5.45	5.28	5.19	4.85
Loan-loss allowances	28,037	28,256	28,174	28,046	28,894
Specific	22,562	22,660	22,156	21,784	20,427
Generic	5,475	5,596	6,018	6,262	8,467
Coverage ratio (%)	66.3	66.8	67.5	67.2	68.9
Cost of credit (%) **	1.65	1.56	1.52	1.43	1.38

(*).-	Excluding country-risk
(**).-	12 months net loan-loss provisions / average lending

Note: NPL ratio: Non-performing loans / computable assets

Non-performing loans by quarter

EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15

Balance at beginning of period	42,420	42,300	42,334	41,727	41,709
Net additions	2,536	2,535	1,959	2,623	2,017
Increase in scope of consolidation	148	—	—	763	54
Exchange differences	96	293	463	(299)	853
Write-offs	(2,900)	(2,793)	(3,029)	(3,105)	(2,715)
Balance at period-end	42,300	42,334	41,727	41,709	41,919

Managed and marketed customer funds

EUR million

			Variation
	31.03.15	31.03.14	Amount	%	31.12.14

Resident public sector	12,706	7,856	4,850	61.7	9,349
Other residents	163,702	158,292	5,410	3.4	163,340
Demand deposits	94,580	76,468	18,111	23.7	88,312
Time deposits	65,118	76,823	(11,706)	(15.2)	67,495
Other	4,005	5,000	(995)	(19.9)	7,532
Non-resident sector	510,954	453,988	56,966	12.5	474,939
Demand deposits	299,008	232,123	66,885	28.8	273,889
Time deposits	156,089	163,845	(7,755)	(4.7)	151,113
Other	55,856	58,020	(2,164)	(3.7)	49,937
Customer deposits	687,362	620,135	67,227	10.8	647,628
Debt securities	208,312	184,534	23,777	12.9	196,890
Subordinated debt	19,746	17,738	2,007	11.3	17,132
On-balance-sheet customer funds	915,419	822,408	93,012	11.3	861,649
Mutual funds	135,254	111,392	23,862	21.4	124,708
Pension funds	11,960	11,064	896	8.1	11,481
Managed portfolios	28,541	21,839	6,701	30.7	25,599
Other managed and marketed customer funds	175,755	144,296	31,459	21.8	161,788
Managed and marketed customer funds	1,091,174	966,704	124,471	12.9	1,023,437

Managed and marketed customer funds

EUR million

	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15

Resident public sector	7,856	7,357	9,689	9,349	12,706
Other residents	158,292	163,548	162,313	163,340	163,702
Demand deposits	76,468	79,661	82,530	88,312	94,580
Time deposits	76,823	77,913	75,837	67,495	65,118
Other	5,000	5,974	3,945	7,532	4,005
Non-resident sector	453,988	446,855	474,329	474,939	510,954
Demand deposits	232,123	244,068	259,141	273,889	299,008
Time deposits	163,845	155,736	156,448	151,113	156,089
Other	58,020	47,052	58,739	49,937	55,856
Customer deposits	620,135	617,761	646,331	647,628	687,362
Debt securities	184,534	191,495	195,595	196,890	208,312
Subordinated debt	17,738	19,043	17,334	17,132	19,746
On-balance-sheet customer funds	822,408	828,299	859,259	861,649	915,419
Mutual funds	111,392	119,739	124,911	124,708	135,254
Pension funds	11,064	11,258	11,341	11,481	11,960
Managed portfolios	21,839	23,198	24,923	25,599	28,541
Other managed and marketed customer funds	144,296	154,195	161,174	161,788	175,755
Managed and marketed customer funds	966,704	982,494	1,020,433	1,023,437	1,091,174

Eligible capital. March 2015

EUR million

	Phase-in	Fully loaded

CET1	73,596	59,750
Basic capital	73,596	64,652
Eligible capital	81,971	74,299
Risk-weighted assets	617,951	617,574
CET1 capital ratio	11.9	9.7
T1 capital ratio	11.9	10.5
BIS ratio	13.3	12.0

Eligible capital (fully loaded)*

EUR million

			Variation
	31.03.15	31.12.14	Amount	%

Capital stock and reserves	98,558	93,748	4,810	5.1
Attributable profit	1,717	5,816	(4,099)	(70.5)
Dividends	(576)	(1,014)	438	(43.2)
Other retained earnings	(8,418)	(11,468)	3,050	(26.6)
Minority interests	4,829	4,131	698	16.9
Goodwill and intangible assets	(30,303)	(29,164)	(1,139)	3.9
Treasury stock and other deductions	(6,057)	(5,767)	(290)	5.0
Core CET1	59,750	56,282	3,468	6.2
Preferred shares and other eligibles T1	4,902	4,728	174	3.7
Tier 1	64,652	61,010	3,642	6.0
Generic funds and eligible T2 instruments	9,646	7,561	2,085	27.6
Eligible capital	74,299	68,571	5,728	8.4
Risk-weighted assets	617,574	583,366	34,208	5.9

CET1 capital ratio	9.7	9.7	—
T1 capital ratio	10.5	10.5	—
BIS ratio	12.0	11.8	0.3

(*).-	In 2014, pro-forma data taking into account the January 2015 capital increase

Key data by principal segments

	Net operating income			Attributable profit to the Group			Efficiency ratio (%)		ROE (%)
	1Q 15	1Q 14	Var (%)	1Q 15	1Q 14	Var (%)	1Q 15	1Q 14	1Q 15	1Q 14
Income statement (EUR million)
Continental Europe	1,751	1,589	10.2	664	463	43.5	48.2	50.3	10.23	7.32
o/w: Spain	913	898	1.6	357	251	42.1	48.3	49.9	12.58	8.93
Santander Consumer Finance	561	434	29.3	242	219	10.8	42.6	45.7	11.58	11.02
Poland	191	188	1.9	90	85	6.1	43.8	43.8	15.34	15.58
Portugal	117	106	10.1	56	36	58.0	50.9	53.5	9.09	6.45
United Kingdom	736	635	15.8	477	376	27.0	52.5	52.2	12.39	11.67
Latin America	2,902	2,638	10.0	914	712	28.5	41.9	41.6	14.37	13.31
o/w: Brazil	1,870	1,719	8.8	516	364	41.8	38.6	39.7	15.78	13.00
Mexico	484	407	19.0	167	138	21.3	41.9	43.0	13.90	12.55
Chile	320	332	(3.6)	109	123	(11.2)	42.3	37.7	14.15	18.99
USA	1,136	830	36.9	246	158	55.9	35.7	36.5	9.82	6.76
Operating areas	6,526	5,693	14.6	2,302	1,708	34.8	44.2	45.0	10.23	7.32
Corporate Activities	(460)	(416)	10.5	(585)	(405)	44.2
Total Group	6,067	5,277	15.0	1,717	1,303	31.8	47.0	47.9	7.56	6.63

	Net customer loans			Customer deposits			NPL ratio (%)		NPL coverage (%)
	31.03.15	31.03.14	Var (%)	31.03.15	31.03.14	Var (%)	31.03.15	31.03.14	31.03.15	31.03.14
Activity (EUR million)
Continental Europe	277,834	265,216	4.8	266,841	258,043	3.4	8.57	9.12	58.6	58.0
o/w: Spain	157,709	157,458	0.2	189,734	183,196	3.6	7.25	7.61	46.6	44.6
Santander Consumer Finance	68,690	57,433	19.6	30,989	30,611	1.2	4.52	4.14	103.6	105.1
Poland	18,303	16,728	9.4	20,481	18,803	8.9	7.33	7.35	61.6	64.6
Portugal	23,045	24,240	(4.9)	23,529	23,586	(0.2)	8.96	8.26	52.4	50.6
United Kingdom	279,334	233,937	19.4	220,684	194,923	13.2	1.75	1.88	41.2	42.9
Latin America	152,014	129,743	17.2	142,779	126,239	13.1	4.49	5.06	83.9	86.1
o/w: Brazil	72,492	68,518	5.8	65,221	65,934	(1.1)	4.90	5.74	95.2	95.2
Mexico	29,112	22,381	30.1	30,965	25,592	21.0	3.71	3.62	88.4	98.6
Chile	34,510	27,993	23.3	26,499	20,436	29.7	5.88	5.99	52.0	50.7
USA	78,763	59,088	33.3	54,462	39,551	37.7	2.30	2.88	210.7	163.3
Operating areas	787,945	687,983	14.5	684,766	618,756	10.7	4.87	5.54	68.4	66.0
Total Group	793,965	694,595	14.3	687,362	620,135	10.8	4.85	5.52	68.9	66.3

	Employees		Branches
	31.03.15	31.03.14	31.03.15	31.03.14
Operating means
Continental Europe	56,776	57,235	5,470	6,050
o/w: Spain	24,744	26,327	3,511	4,000
Santander Consumer Finance	14,161	12,222	575	577
Poland	11,896	12,167	784	830
Portugal	5,408	5,512	584	633
United Kingdom	26,209	25,642	921	999
Latin America	85,279	84,325	5,725	5,726
o/w: Brazil	46,505	48,312	3,391	3,489
Mexico	16,944	14,837	1,350	1,279
Chile	12,095	12,104	476	485
USA	16,145	15,436	804	815
Operating areas	184,409	182,638	12,920	13,590
Corporate Activities	2,853	2,527
Total Group	187,262	185,165	12,920	13,590

Operating areas

EUR million

			Variation
	1Q 15	1Q 14	Amount	%
Income statement
Net interest income	8,521	7,526	995	13.2
Net fees	2,539	2,339	200	8.6
Gains (losses) on financial transactions	449	465	(16)	(3.5)
Other operating income *	187	18	169	914.5
Gross income	11,695	10,348	1,348	13.0
Operating expenses	(5,169)	(4,655)	(514)	11.0
General administrative expenses	(4,602)	(4,092)	(510)	12.5
Personnel	(2,686)	(2,388)	(298)	12.5
Other general administrative expenses	(1,916)	(1,704)	(212)	12.4
Depreciation and amortisation	(567)	(563)	(4)	0.7
Net operating income	6,526	5,693	834	14.6
Net loan-loss provisions	(2,563)	(2,696)	133	(4.9)
Other income	(398)	(361)	(36)	10.1
Profit before taxes	3,566	2,635	930	35.3
Tax on profit	(941)	(648)	(293)	45.3
Profit from continuing operations	2,624	1,987	637	32.1
Net profit from discontinued operations	0	(0)	0	—
Consolidated profit	2,624	1,987	637	32.1
Minority interests	322	279	43	15.5
Attributable profit to the Group	2,302	1,708	594	34.8

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.15	31.03.14	Amount	%
Balance sheet
Customer loans **	787,945	687,983	99,962	14.5
Trading portfolio (w/o loans)	155,357	114,653	40,704	35.5
Available-for-sale financial assets	116,788	83,996	32,792	39.0
Due from credit institutions **	134,805	97,654	37,151	38.0
Intangible assets and property and equipment	20,561	15,404	5,157	33.5
Other assets	109,602	123,799	(14,197)	(11.5)
Total assets/liabilities & shareholders’ equity	1,325,059	1,123,490	201,569	17.9
Customer deposits **	684,766	618,756	66,009	10.7
Marketable debt securities **	154,807	122,433	32,374	26.4
Subordinated debt **	13,890	13,565	325	2.4
Insurance liabilities	670	1,548	(878)	(56.7)
Due to credit institutions **	189,647	133,264	56,383	42.3
Other liabilities	204,070	163,246	40,824	25.0
Stockholders’ equity ***	77,208	70,677	6,531	9.2
Other managed and marketed customer funds	175,755	144,296	31,459	21.8
Mutual funds	135,254	111,392	23,862	21.4
Pension funds	11,960	11,064	896	8.1
Managed portfolios	28,541	21,839	6,701	30.7
Managed and marketed customer funds	1,029,218	899,050	130,168	14.5

(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + valuation adjustments

Ratios (%) and other data
ROE	10.23	7.32	2.90 p.
Efficiency ratio (with amortisations)	44.2	45.0	(0.8 p.	)
NPL ratio	4.87	5.54	(0.67 p.	)
NPL coverage	68.4	66.0	2.4 p.
Number of employees	184,409	182,638	1,771		1.0
Number of branches	12,920	13,590	(670)		(4.9)

Operating areas

EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15
Income statement
Net interest income	7,526	7,859	7,933	8,167	8,521
Net fees	2,339	2,409	2,444	2,542	2,539
Gains (losses) on financial transactions	465	263	495	171	449
Other operating income *	18	194	79	167	187
Gross income	10,348	10,724	10,950	11,048	11,695
Operating expenses	(4,655)	(4,709)	(4,876)	(5,035)	(5,169)
General administrative expenses	(4,092)	(4,204)	(4,346)	(4,486)	(4,602)
Personnel	(2,388)	(2,453)	(2,533)	(2,595)	(2,686)
Other general administrative expenses	(1,704)	(1,750)	(1,813)	(1,891)	(1,916)
Depreciation and amortisation	(563)	(505)	(530)	(549)	(567)
Net operating income	5,693	6,016	6,074	6,013	6,526
Net loan-loss provisions	(2,696)	(2,637)	(2,777)	(2,454)	(2,563)
Other income	(361)	(441)	(469)	(450)	(398)
Profit before taxes	2,635	2,937	2,829	3,109	3,566
Tax on profit	(648)	(722)	(660)	(672)	(941)
Profit from continuing operations	1,987	2,215	2,169	2,437	2,624
Net profit from discontinued operations	(0)	(0)	(7)	(19)	0
Consolidated profit	1,987	2,215	2,163	2,418	2,624
Minority interests	279	318	299	282	322
Attributable profit to the Group	1,708	1,897	1,864	2,136	2,302

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15
Balance sheet
Customer loans **	687,983	702,640	717,605	729,908	787,945
Trading portfolio (w/o loans)	114,653	125,128	136,469	142,031	155,357
Available-for-sale financial assets	83,996	83,773	92,851	107,966	116,788
Due from credit institutions **	97,654	92,561	110,627	106,208	134,805
Intangible assets and property and equipment	15,404	16,294	18,304	19,363	20,561
Other assets	123,799	118,478	114,760	107,587	109,602
Total assets/liabilities & shareholders’ equity	1,123,490	1,138,874	1,190,617	1,213,062	1,325,059
Customer deposits **	618,756	616,197	644,666	642,348	684,766
Marketable debt securities **	122,433	130,742	139,056	136,936	154,807
Subordinated debt **	13,565	13,780	13,853	13,025	13,890
Insurance liabilities	1,548	1,602	1,671	713	670
Due to credit institutions **	133,264	140,361	144,174	156,105	189,647
Other liabilities	163,246	164,252	173,521	187,213	204,070
Stockholders’ equity ***	70,677	71,940	73,677	76,722	77,208
Other managed and marketed customer funds	144,296	154,195	161,174	161,788	175,755
Mutual funds	111,392	119,739	124,911	124,708	135,254
Pension funds	11,064	11,258	11,341	11,481	11,960
Managed portfolios	21,839	23,198	24,923	25,599	28,541
Managed and marketed customer funds	899,050	914,914	958,748	954,097	1,029,218

(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + valuation adjustments

Other information
NPL ratio	5.54	5.46	5.29	5.19	4.87
NPL coverage	66.0	66.4	67.0	66.6	68.4
Cost of credit	1.61	1.55	1.50	1.44	1.38

Operating areas

Constant EUR million

			Variation
	1Q 15	1Q 14	Amount	%
Income statement
Net interest income	8,521	7,983	538	6.7
Net fees	2,539	2,444	94	3.9
Gains (losses) on financial transactions	449	489	(40)	(8.2)
Other operating income *	187	23	164	715.5
Gross income	11,695	10,939	756	6.9
Operating expenses	(5,169)	(4,910)	(259)	5.3
General administrative expenses	(4,602)	(4,314)	(288)	6.7
Personnel	(2,686)	(2,521)	(165)	6.5
Other general administrative expenses	(1,916)	(1,793)	(123)	6.8
Depreciation and amortisation	(567)	(596)	29	(4.8)
Net operating income	6,526	6,029	497	8.2
Net loan-loss provisions	(2,563)	(2,860)	297	(10.4)
Other income	(398)	(369)	(28)	7.7
Profit before taxes	3,566	2,800	766	27.4
Tax on profit	(941)	(688)	(254)	36.9
Profit from continuing operations	2,624	2,112	512	24.2
Net profit from discontinued operations	0	(0)	0	—
Consolidated profit	2,624	2,112	512	24.3
Minority interests	322	297	26	8.7
Attributable profit to the Group	2,302	1,816	486	26.8

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.15	31.03.14	Amount	%
Balance sheet
Customer loans **	787,945	738,316	49,628	6.7
Trading portfolio (w/o loans)	155,357	120,068	35,290	29.4
Available-for-sale financial assets	116,788	86,583	30,205	34.9
Due from credit institutions **	134,805	101,854	32,951	32.4
Intangible assets and property and equipment	20,561	16,508	4,053	24.6
Other assets	109,602	130,358	(20,756)	(15.9)
Total assets/liabilities & shareholders’ equity	1,325,059	1,193,687	131,371	11.0
Customer deposits **	684,766	658,232	26,534	4.0
Marketable debt securities **	154,807	133,870	20,937	15.6
Subordinated debt **	13,890	14,322	(432)	(3.0)
Insurance liabilities	670	1,550	(880)	(56.8)
Due to credit institutions **	189,647	141,452	48,195	34.1
Other liabilities	204,070	168,399	35,671	21.2
Stockholders’ equity ***	77,208	75,861	1,347	1.8
Other managed and marketed customer funds	175,755	146,409	29,346	20.0
Mutual funds	135,254	110,663	24,591	22.2
Pension funds	11,960	11,064	896	8.1
Managed portfolios	28,541	24,682	3,859	15.6
Managed and marketed customer funds	1,029,218	952,833	76,385	8.0

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

Operating areas

Constant EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15
Income statement
Net interest income	7,983	8,192	8,152	8,419	8,521
Net fees	2,444	2,478	2,481	2,596	2,539
Gains (losses) on financial transactions	489	288	514	184	449
Other operating income *	23	200	86	176	187
Gross income	10,939	11,159	11,233	11,376	11,695
Operating expenses	(4,910)	(4,892)	(4,998)	(5,179)	(5,169)
General administrative expenses	(4,314)	(4,368)	(4,456)	(4,614)	(4,602)
Personnel	(2,521)	(2,556)	(2,604)	(2,673)	(2,686)
Other general administrative expenses	(1,793)	(1,812)	(1,852)	(1,941)	(1,916)
Depreciation and amortisation	(596)	(524)	(543)	(565)	(567)
Net operating income	6,029	6,267	6,235	6,196	6,526
Net loan-loss provisions	(2,860)	(2,733)	(2,853)	(2,523)	(2,563)
Other income	(369)	(442)	(461)	(453)	(398)
Profit before taxes	2,800	3,092	2,920	3,221	3,566
Tax on profit	(688)	(762)	(679)	(692)	(941)
Profit from continuing operations	2,112	2,330	2,242	2,528	2,624
Net profit from discontinued operations	(0)	(0)	(7)	(19)	0
Consolidated profit	2,112	2,330	2,235	2,509	2,624
Minority interests	297	334	305	296	322
Attributable profit to the Group	1,816	1,995	1,930	2,212	2,302
(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15
Balance sheet
Customer loans **	738,316	740,958	743,061	758,295	787,945
Trading portfolio (w/o loans)	120,068	127,984	138,241	145,230	155,357
Available-for-sale financial assets	86,583	85,166	94,436	109,644	116,788
Due from credit institutions **	101,854	95,279	111,911	108,277	134,805
Intangible assets and property and equipment	16,508	17,538	19,380	20,439	20,561
Other assets	130,358	121,632	116,273	110,285	109,602
Total assets/liabilities & shareholders’ equity	1,193,687	1,188,558	1,223,303	1,252,170	1,325,059
Customer deposits **	658,232	644,291	663,882	664,485	684,766
Marketable debt securities **	133,870	139,161	144,498	143,235	154,807
Subordinated debt **	14,322	14,077	14,062	13,359	13,890
Insurance liabilities	1,550	1,604	1,673	716	670
Due to credit institutions **	141,452	146,692	147,849	160,408	189,647
Other liabilities	168,399	166,749	175,177	190,536	204,070
Stockholders’ equity ***	75,861	75,986	76,162	79,431	77,208
Other managed and marketed customer funds	146,409	153,682	159,938	162,623	175,755
Mutual funds	110,663	116,437	121,719	123,883	135,254
Pension funds	11,064	11,258	11,341	11,481	11,960
Managed portfolios	24,682	25,987	26,879	27,259	28,541
Managed and marketed customer funds	952,833	951,210	982,381	983,702	1,029,218

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

Continental Europe

EUR million

			Variation
	1Q 15	1Q 14	Amount	%
Income statement
Net interest income	2,285	2,093	191	9.1
Net fees	842	880	(38)	(4.4)
Gains (losses) on financial transactions	166	233	(67)	(28.8)
Other operating income *	87	(10)	97	—
Gross income	3,379	3,196	183	5.7
Operating expenses	(1,627)	(1,607)	(21)	1.3
General administrative expenses	(1,454)	(1,417)	(36)	2.6
Personnel	(840)	(841)	0	(0.1)
Other general administrative expenses	(614)	(577)	(37)	6.4
Depreciation and amortisation	(174)	(189)	16	(8.3)
Net operating income	1,751	1,589	162	10.2
Net loan-loss provisions	(638)	(791)	153	(19.3)
Other income	(120)	(152)	31	(20.7)
Profit before taxes	993	647	346	53.5
Tax on profit	(259)	(148)	(111)	75.5
Profit from continuing operations	734	500	235	47.0
Net profit from discontinued operations	0	(0)	0	—
Consolidated profit	734	499	235	47.0
Minority interests	70	37	34	91.9
Attributable profit to the Group	664	463	201	43.5

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.15	31.03.14	Amount	%
Balance sheet
Customer loans **	277,834	265,216	12,619	4.8
Trading portfolio (w/o loans)	76,180	55,733	20,447	36.7
Available-for-sale financial assets	56,290	39,969	16,321	40.8
Due from credit institutions **	83,481	55,163	28,318	51.3
Intangible assets and property and equipment	5,367	5,801	(434)	(7.5)
Other assets	21,346	30,987	(9,641)	(31.1)
Total assets/liabilities & shareholders’ equity	520,498	452,869	67,629	14.9
Customer deposits **	266,841	258,043	8,798	3.4
Marketable debt securities **	22,440	15,783	6,657	42.2
Subordinated debt **	441	407	34	8.4
Insurance liabilities	669	1,548	(879)	(56.8)
Due to credit institutions **	102,240	66,716	35,524	53.2
Other liabilities	101,520	84,718	16,802	19.8
Stockholders’ equity ***	26,347	25,653	694	2.7
Other managed and marketed customer funds	70,750	58,443	12,308	21.1
Mutual funds	51,419	40,804	10,615	26.0
Pension funds	11,960	11,064	896	8.1
Managed portfolios	7,372	6,574	797	12.1
Managed and marketed customer funds	360,472	332,675	27,796	8.4

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

Ratios (%) and other data
ROE	10.23	7.32	2.90 p.
Efficiency ratio (with amortisations)	48.2	50.3	(2.1 p.	)
NPL ratio	8.57	9.12	(0.55 p.	)
NPL coverage	58.6	58.0	0.6 p.
Number of employees	56,776	57,235	(459)		(0.8)
Number of branches	5,470	6,050	(580)		(9.6)

Continental Europe

EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15
Income statement
Net interest income	2,093	2,188	2,175	2,272	2,285
Net fees	880	889	838	850	842
Gains (losses) on financial transactions	233	63	118	39	166
Other operating income *	(10)	116	8	70	87
Gross income	3,196	3,256	3,139	3,231	3,379
Operating expenses	(1,607)	(1,582)	(1,557)	(1,591)	(1,627)
General administrative expenses	(1,417)	(1,413)	(1,387)	(1,414)	(1,454)
Personnel	(841)	(829)	(818)	(829)	(840)
Other general administrative expenses	(577)	(584)	(569)	(585)	(614)
Depreciation and amortisation	(189)	(170)	(170)	(177)	(174)
Net operating income	1,589	1,673	1,582	1,640	1,751
Net loan-loss provisions	(791)	(770)	(737)	(582)	(638)
Other income	(152)	(196)	(151)	(77)	(120)
Profit before taxes	647	707	694	981	993
Tax on profit	(148)	(171)	(170)	(268)	(259)
Profit from continuing operations	500	536	524	713	734
Net profit from discontinued operations	(0)	(0)	(7)	(19)	0
Consolidated profit	499	536	518	693	734
Minority interests	37	37	45	49	70
Attributable profit to the Group	463	499	472	644	664

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15
Balance sheet
Customer loans **	265,216	267,071	264,280	266,827	277,834
Trading portfolio (w/o loans)	55,733	59,106	63,548	65,859	76,180
Available-for-sale financial assets	39,969	40,818	47,764	52,858	56,290
Due from credit institutions **	55,163	53,500	60,295	65,754	83,481
Intangible assets and property and equipment	5,801	5,500	5,946	5,838	5,367
Other assets	30,987	27,596	23,748	22,523	21,346
Total assets/liabilities & shareholders’ equity	452,869	453,591	465,581	479,659	520,498
Customer deposits **	258,043	254,985	259,166	255,719	266,841
Marketable debt securities **	15,783	18,761	19,909	19,435	22,440
Subordinated debt **	407	409	403	409	441
Insurance liabilities	1,548	1,602	1,671	713	669
Due to credit institutions **	66,716	70,234	75,260	76,889	102,240
Other liabilities	84,718	81,920	83,204	100,626	101,520
Stockholders’ equity ***	25,653	25,679	25,967	25,867	26,347
Other managed and marketed customer funds	58,443	62,125	64,129	65,275	70,750
Mutual funds	40,804	43,840	45,649	46,888	51,419
Pension funds	11,064	11,258	11,341	11,481	11,960
Managed portfolios	6,574	7,027	7,139	6,906	7,372
Managed and marketed customer funds	332,675	336,280	343,607	340,839	360,472

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

Other information
NPL ratio	9.12	9.04	8.96	8.93	8.57
NPL coverage	58.0	58.3	58.1	57.2	58.6
Cost of credit	1.21	1.14	1.08	1.02	0.96

Continental Europe

Constant EUR million

			Variation
	1Q 15	1Q 14	Amount	%
Income statement
Net interest income	2,285	2,093	192	9.2
Net fees	842	880	(39)	(4.4)
Gains (losses) on financial transactions	166	232	(66)	(28.6)
Other operating income *	87	(10)	97	—
Gross income	3,379	3,195	184	5.8
Operating expenses	(1,627)	(1,607)	(20)	1.3
General administrative expenses	(1,454)	(1,418)	(36)	2.5
Personnel	(840)	(842)	1	(0.1)
Other general administrative expenses	(614)	(577)	(37)	6.4
Depreciation and amortisation	(174)	(189)	16	(8.2)
Net operating income	1,751	1,588	164	10.3
Net loan-loss provisions	(638)	(790)	152	(19.2)
Other income	(120)	(152)	31	(20.7)
Profit before taxes	993	646	347	53.7
Tax on profit	(259)	(147)	(112)	75.9
Profit from continuing operations	734	499	235	47.2
Net profit from discontinued operations	0	(0)	0	—
Consolidated profit	734	499	235	47.2
Minority interests	70	36	34	92.1
Attributable profit to the Group	664	462	202	43.7

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.15	31.03.14	Amount	%
Balance sheet
Customer loans **	277,834	265,905	11,929	4.5
Trading portfolio (w/o loans)	76,180	55,906	20,274	36.3
Available-for-sale financial assets	56,290	40,179	16,111	40.1
Due from credit institutions **	83,481	55,583	27,898	50.2
Intangible assets and property and equipment	5,367	5,804	(437)	(7.5)
Other assets	21,346	31,031	(9,685)	(31.2)
Total assets/liabilities & shareholders’ equity	520,498	454,409	66,090	14.5
Customer deposits **	266,841	258,463	8,377	3.2
Marketable debt securities **	22,440	15,678	6,762	43.1
Subordinated debt **	441	414	27	6.6
Insurance liabilities	669	1,550	(881)	(56.8)
Due to credit institutions **	102,240	67,619	34,622	51.2
Other liabilities	101,520	84,926	16,594	19.5
Stockholders’ equity ***	26,347	25,758	588	2.3
Other managed and marketed customer funds	70,750	58,518	12,232	20.9
Mutual funds	51,419	40,877	10,541	25.8
Pension funds	11,960	11,064	896	8.1
Managed portfolios	7,372	6,576	795	12.1
Managed and marketed customer funds	360,472	333,073	27,399	8.2

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

Continental Europe

Constant EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15
Income statement
Net interest income	2,093	2,186	2,172	2,273	2,285
Net fees	880	889	838	852	842
Gains (losses) on financial transactions	232	64	118	38	166
Other operating income *	(10)	116	8	70	87
Gross income	3,195	3,254	3,136	3,232	3,379
Operating expenses	(1,607)	(1,582)	(1,557)	(1,592)	(1,627)
General administrative expenses	(1,418)	(1,412)	(1,387)	(1,415)	(1,454)
Personnel	(842)	(829)	(818)	(830)	(840)
Other general administrative expenses	(577)	(583)	(569)	(585)	(614)
Depreciation and amortisation	(189)	(170)	(170)	(177)	(174)
Net operating income	1,588	1,672	1,580	1,640	1,751
Net loan-loss provisions	(790)	(769)	(735)	(581)	(638)
Other income	(152)	(196)	(151)	(77)	(120)
Profit before taxes	646	708	693	981	993
Tax on profit	(147)	(171)	(169)	(268)	(259)
Profit from continuing operations	499	537	524	713	734
Net profit from discontinued operations	(0)	(0)	(7)	(19)	0
Consolidated profit	499	537	517	694	734
Minority interests	36	37	45	49	70
Attributable profit to the Group	462	500	472	644	664

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15
Balance sheet
Customer loans **	265,905	267,586	264,546	268,422	277,834
Trading portfolio (w/o loans)	55,906	59,130	63,635	65,922	76,180
Available-for-sale financial assets	40,179	40,972	47,943	53,220	56,290
Due from credit institutions **	55,583	54,161	60,641	66,104	83,481
Intangible assets and property and equipment	5,804	5,536	6,058	5,935	5,367
Other assets	31,031	27,642	23,800	22,664	21,346
Total assets/liabilities & shareholders’ equity	454,409	455,026	466,622	482,266	520,498
Customer deposits **	258,463	255,321	259,592	256,867	266,841
Marketable debt securities **	15,678	18,682	19,714	19,585	22,440
Subordinated debt **	414	415	411	425	441
Insurance liabilities	1,550	1,604	1,673	716	669
Due to credit institutions **	67,619	71,253	75,876	77,787	102,240
Other liabilities	84,926	81,989	83,336	100,814	101,520
Stockholders’ equity ***	25,758	25,763	26,020	26,072	26,347
Other managed and marketed customer funds	58,518	62,188	64,214	65,437	70,750
Mutual funds	40,877	43,902	45,733	47,046	51,419
Pension funds	11,064	11,258	11,341	11,481	11,960
Managed portfolios	6,576	7,028	7,141	6,910	7,372
Managed and marketed customer funds	333,073	336,606	343,930	342,314	360,472

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

Spain

EUR million

			Variation
	1Q 15	1Q 14	Amount	%
Income statement
Net interest income	1,163	1,146	17	1.5
Net fees	427	456	(29)	(6.3)
Gains (losses) on financial transactions	108	205	(97)	(47.2)
Other operating income *	66	(15)	81	—
Gross income	1,764	1,792	(28)	(1.5)
Operating expenses	(852)	(894)	42	(4.7)
General administrative expenses	(764)	(801)	37	(4.6)
Personnel	(458)	(499)	41	(8.2)
Other general administrative expenses	(306)	(302)	(4)	1.3
Depreciation and amortisation	(88)	(93)	5	(5.4)
Net operating income	913	898	14	1.6
Net loan-loss provisions	(367)	(507)	140	(27.6)
Other income	(32)	(33)	1	(2.1)
Profit before taxes	513	358	155	43.3
Tax on profit	(150)	(104)	(46)	44.1
Profit from continuing operations	362	253	109	42.9
Net profit from discontinued operations	—	—	—	—
Consolidated profit	362	253	109	42.9
Minority interests	5	2	3	150.7
Attributable profit to the Group	357	251	106	42.1
(*).- Including dividends, income from equity-accounted method and other operating income/expenses
			Variation
	31.03.15	31.03.14	Amount	%
Balance sheet
Customer loans **	157,709	157,458	250	0.2
Trading portfolio (w/o loans)	72,674	51,605	21,069	40.8
Available-for-sale financial assets	41,926	26,932	14,994	55.7
Due from credit institutions **	65,380	37,314	28,066	75.2
Intangible assets and property and equipment	2,866	3,856	(990)	(25.7)
Other assets	4,489	13,969	(9,480)	(67.9)
Total assets/liabilities & shareholders’ equity	345,043	291,134	53,909	18.5
Customer deposits **	189,734	183,196	6,538	3.6
Marketable debt securities **	553	2,196	(1,644)	(74.8)
Subordinated debt **	0	8	(8)	(100.0)
Insurance liabilities	566	551	16	2.8
Due to credit institutions **	57,378	25,847	31,531	122.0
Other liabilities	85,621	68,010	17,611	25.9
Stockholders’ equity ***	11,191	11,327	(135)	(1.2)
Other managed and marketed customer funds	63,173	51,969	11,204	21.6
Mutual funds	45,936	36,018	9,918	27.5
Pension funds	10,992	10,197	796	7.8
Managed portfolios	6,244	5,754	490	8.5
Managed and marketed customer funds	253,459	237,369	16,090	6.8

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

Ratios (%) and other data
ROE	12.58	8.93	3.64 p.
Efficiency ratio (with amortisations)	48.3	49.9	(1.6 p.	)
NPL ratio	7.25	7.61	(0.36 p.	)
NPL coverage	46.6	44.6	2.0 p.
Number of employees	24,744	26,327	(1,583)		(6.0)
Number of branches	3,511	4,000	(489)		(12.2)

Spain

EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15
Income statement
Net interest income	1,146	1,193	1,210	1,219	1,163
Net fees	456	469	425	446	427
Gains (losses) on financial transactions	205	29	95	(46)	108
Other operating income *	(15)	91	3	70	66
Gross income	1,792	1,782	1,733	1,690	1,764
Operating expenses	(894)	(873)	(855)	(860)	(852)
General administrative expenses	(801)	(787)	(769)	(773)	(764)
Personnel	(499)	(488)	(475)	(468)	(458)
Other general administrative expenses	(302)	(300)	(294)	(305)	(306)
Depreciation and amortisation	(93)	(86)	(86)	(86)	(88)
Net operating income	898	909	878	830	913
Net loan-loss provisions	(507)	(488)	(429)	(320)	(367)
Other income	(33)	(51)	(9)	(81)	(32)
Profit before taxes	358	370	440	429	513
Tax on profit	(104)	(110)	(130)	(126)	(150)
Profit from continuing operations	253	261	310	303	362
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	253	261	310	303	362
Minority interests	2	(0)	1	4	5
Attributable profit to the Group	251	261	309	299	357

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15
Balance sheet
Customer loans **	157,458	159,264	156,390	157,047	157,709
Trading portfolio (w/o loans)	51,605	56,119	60,300	62,470	72,674
Available-for-sale financial assets	26,932	28,230	32,549	38,353	41,926
Due from credit institutions **	37,314	35,178	42,614	48,881	65,380
Intangible assets and property and equipment	3,856	3,600	3,542	3,423	2,866
Other assets	13,969	9,936	5,749	5,166	4,489
Total assets/liabilities & shareholders’ equity	291,134	292,328	301,144	315,340	345,043
Customer deposits **	183,196	181,065	182,273	178,446	189,734
Marketable debt securities **	2,196	1,327	1,077	704	553
Subordinated debt **	8	8	1	6	0
Insurance liabilities	551	526	504	539	566
Due to credit institutions **	25,847	31,736	38,449	38,519	57,378
Other liabilities	68,010	66,269	67,580	85,362	85,621
Stockholders’ equity ***	11,327	11,396	11,260	11,764	11,191
Other managed and marketed customer funds	51,969	55,383	57,278	58,554	63,173
Mutual funds	36,018	38,827	40,555	42,041	45,936
Pension funds	10,197	10,388	10,486	10,564	10,992
Managed portfolios	5,754	6,167	6,238	5,949	6,244
Managed and marketed customer funds	237,369	237,783	240,629	237,710	253,459

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

Other information
NPL ratio	7.61	7.59	7.57	7.38	7.25
NPL coverage	44.6	44.9	45.5	45.5	46.6
Cost of credit	1.37	1.31	1.21	1.06	0.97

Santander Consumer Finance

EUR million

			Variation
	1Q 15	1Q 14	Amount	%
Income statement
Net interest income	750	580	169	29.1
Net fees	219	220	(1)	(0.4)
Gains (losses) on financial transactions	0	0	(0)	(66.8)
Other operating income *	10	(1)	10	—
Gross income	978	800	178	22.3
Operating expenses	(417)	(366)	(51)	14.0
General administrative expenses	(362)	(305)	(57)	18.7
Personnel	(198)	(164)	(34)	20.7
Other general administrative expenses	(165)	(141)	(23)	16.5
Depreciation and amortisation	(54)	(60)	6	(10.0)
Net operating income	561	434	127	29.3
Net loan-loss provisions	(168)	(130)	(38)	29.3
Other income	(22)	(14)	(9)	63.5
Profit before taxes	372	291	81	27.7
Tax on profit	(98)	(66)	(32)	48.8
Profit from continuing operations	274	225	49	21.6
Net profit from discontinued operations	0	(0)	0	—
Consolidated profit	274	225	49	21.6
Minority interests	31	6	25	385.9
Attributable profit to the Group	242	219	24	10.8
(*).- Including dividends, income from equity-accounted method and other operating income/expenses
			Variation
	31.03.15	31.03.14	Amount	%
Balance sheet
Customer loans **	68,690	57,433	11,257	19.6
Trading portfolio (w/o loans)	31	878	(847)	(96.5)
Available-for-sale financial assets	1,122	478	644	134.9
Due from credit institutions **	5,551	7,245	(1,695)	(23.4)
Intangible assets and property and equipment	779	913	(134)	(14.7)
Other assets	4,220	3,165	1,055	33.3
Total assets/liabilities & shareholders’ equity	80,392	70,112	10,280	14.7
Customer deposits **	30,989	30,611	379	1.2
Marketable debt securities **	18,915	11,217	7,697	68.6
Subordinated debt **	69	64	5	7.8
Insurance liabilities	—	—	—	—
Due to credit institutions **	17,442	16,598	844	5.1
Other liabilities	4,273	3,577	696	19.5
Stockholders’ equity ***	8,704	8,045	660	8.2
Other managed and marketed customer funds	7	7	1	10.8
Mutual funds	2	2	0	1.2
Pension funds	5	5	1	14.6
Managed portfolios	—	—	—	—
Managed and marketed customer funds	49,980	41,899	8,082	19.3

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

Ratios (%) and other data
ROE	11.58	11.02	0.56 p.
Efficiency ratio (with amortisations)	42.6	45.7	(3.1 p.	)
NPL ratio	4.52	4.14	0.38 p.
NPL coverage	103.6	105.1	(1.5 p.	)
Number of employees	14,161	12,222	1,939		15.9
Number of branches	575	577	(2)		(0.3)

Santander Consumer Finance

EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15
Income statement
Net interest income	580	612	615	652	750
Net fees	220	211	207	198	219
Gains (losses) on financial transactions	0	1	(2)	3	0
Other operating income *	(1)	4	1	8	10
Gross income	800	827	821	862	978
Operating expenses	(366)	(357)	(354)	(376)	(417)
General administrative expenses	(305)	(307)	(305)	(319)	(362)
Personnel	(164)	(163)	(164)	(173)	(198)
Other general administrative expenses	(141)	(144)	(141)	(146)	(165)
Depreciation and amortisation	(60)	(50)	(49)	(57)	(54)
Net operating income	434	470	467	486	561
Net loan-loss provisions	(130)	(123)	(149)	(143)	(168)
Other income	(14)	(17)	(71)	65	(22)
Profit before taxes	291	330	247	408	372
Tax on profit	(66)	(85)	(57)	(112)	(98)
Profit from continuing operations	225	245	190	296	274
Net profit from discontinued operations	(0)	(0)	(7)	(19)	0
Consolidated profit	225	245	184	277	274
Minority interests	6	7	14	11	31
Attributable profit to the Group	219	237	170	265	242
(*).- Including dividends, income from equity-accounted method and other operating income/expenses
	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15
Balance sheet
Customer loans **	57,433	58,058	58,596	60,448	68,690
Trading portfolio (w/o loans)	878	270	41	87	31
Available-for-sale financial assets	478	591	603	988	1,122
Due from credit institutions **	7,245	6,528	5,544	5,476	5,551
Intangible assets and property and equipment	913	795	783	786	779
Other assets	3,165	3,073	3,355	3,734	4,220
Total assets/liabilities & shareholders’ equity	70,112	69,315	68,921	71,520	80,392
Customer deposits **	30,611	30,736	30,571	30,847	30,989
Marketable debt securities **	11,217	13,503	14,803	15,646	18,915
Subordinated debt **	64	65	65	66	69
Insurance liabilities	—	—	—	—	—
Due to credit institutions **	16,598	13,772	12,124	13,333	17,442
Other liabilities	3,577	2,996	2,873	3,343	4,273
Stockholders’ equity ***	8,045	8,242	8,485	8,284	8,704
Other managed and marketed customer funds	7	7	7	7	7
Mutual funds	2	2	2	2	2
Pension funds	5	5	5	5	5
Managed portfolios	—	—	—	—	—
Managed and marketed customer funds	41,899	44,310	45,446	46,566	49,980

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

Other information
NPL ratio	4.14	4.07	3.97	4.82	4.52
NPL coverage	105.1	105.2	106.4	100.1	103.6
Cost of credit	0.89	0.87	0.85	0.90	0.94

Poland

EUR million

			Variation
	1Q 15	1Q 14	Amount	%
Income statement
Net interest income	191	208	(17)	(8.0)
Net fees	100	109	(9)	(8.5)
Gains (losses) on financial transactions	54	11	42	374.0
Other operating income *	(4)	6	(10)	—
Gross income	340	334	6	1.8
Operating expenses	(149)	(147)	(3)	1.8
General administrative expenses	(137)	(135)	(3)	1.9
Personnel	(81)	(77)	(4)	5.3
Other general administrative expenses	(56)	(58)	2	(2.6)
Depreciation and amortisation	(12)	(12)	(0)	0.5
Net operating income	191	188	3	1.9
Net loan-loss provisions	(39)	(43)	4	(8.9)
Other income	(1)	(3)	2	(71.3)
Profit before taxes	151	142	9	6.6
Tax on profit	(28)	(27)	(1)	4.8
Profit from continuing operations	123	115	8	7.0
Net profit from discontinued operations	—	—	—	—
Consolidated profit	123	115	8	7.0
Minority interests	33	31	3	9.5
Attributable profit to the Group	90	85	5	6.1
(*).- Including dividends, income from equity-accounted method and other operating income/expenses
			Variation
	31.03.15	31.03.14	Amount	%
Balance sheet
Customer loans **	18,303	16,728	1,575	9.4
Trading portfolio (w/o loans)	1,258	809	449	55.5
Available-for-sale financial assets	5,355	5,127	228	4.4
Due from credit institutions **	1,223	1,256	(32)	(2.6)
Intangible assets and property and equipment	241	223	18	7.9
Other assets	2,168	2,286	(118)	(5.2)
Total assets/liabilities & shareholders’ equity	28,548	26,428	2,120	8.0
Customer deposits **	20,481	18,803	1,677	8.9
Marketable debt securities **	240	121	119	98.5
Subordinated debt **	372	335	37	11.0
Insurance liabilities	—	81	(81)	(100.0)
Due to credit institutions **	1,267	2,217	(950)	(42.9)
Other liabilities	3,786	2,674	1,112	41.6
Stockholders’ equity ***	2,403	2,198	205	9.3
Other managed and marketed customer funds	3,960	3,555	405	11.4
Mutual funds	3,813	3,455	358	10.4
Pension funds	—	—	—	—
Managed portfolios	147	101	46	46.2
Managed and marketed customer funds	25,053	22,815	2,238	9.8

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

Ratios (%) and other data
ROE	15.34	15.58	(0.24 p.	)
Efficiency ratio (with amortisations)	43.8	43.8	(0.0 p.	)
NPL ratio	7.33	7.35	(0.02 p.	)
NPL coverage	61.6	64.6	(3.0 p.	)
Number of employees	11,896	12,167	(271)		(2.2)
Number of branches	784	830	(46)		(5.5)

Poland

EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15
Income statement
Net interest income	208	217	215	194	191
Net fees	109	111	107	107	100
Gains (losses) on financial transactions	11	7	13	48	54
Other operating income *	6	18	0	4	(4)
Gross income	334	353	335	353	340
Operating expenses	(147)	(148)	(143)	(143)	(149)
General administrative expenses	(135)	(136)	(131)	(131)	(137)
Personnel	(77)	(76)	(77)	(79)	(81)
Other general administrative expenses	(58)	(59)	(55)	(52)	(56)
Depreciation and amortisation	(12)	(12)	(12)	(13)	(12)
Net operating income	188	205	192	210	191
Net loan-loss provisions	(43)	(42)	(44)	(57)	(39)
Other income	(3)	(16)	8	22	(1)
Profit before taxes	142	147	156	175	151
Tax on profit	(27)	(28)	(33)	(48)	(28)
Profit from continuing operations	115	120	122	127	123
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	115	120	122	127	123
Minority interests	31	32	31	33	33
Attributable profit to the Group	85	88	91	94	90
(*).- Including dividends, income from equity-accounted method and other operating income/expenses
	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15
Balance sheet
Customer loans **	16,728	17,064	17,217	16,976	18,303
Trading portfolio (w/o loans)	809	799	795	1,166	1,258
Available-for-sale financial assets	5,127	4,214	5,920	5,816	5,355
Due from credit institutions **	1,256	607	952	1,061	1,223
Intangible assets and property and equipment	223	214	224	236	241
Other assets	2,286	2,570	2,257	2,540	2,168
Total assets/liabilities & shareholders’ equity	26,428	25,467	27,364	27,794	28,548
Customer deposits **	18,803	18,325	20,224	20,144	20,481
Marketable debt securities **	121	120	236	230	240
Subordinated debt **	335	336	337	337	372
Insurance liabilities	81	79	79	77	—
Due to credit institutions **	2,217	1,562	1,072	1,261	1,267
Other liabilities	2,674	2,872	3,101	3,467	3,786
Stockholders’ equity ***	2,198	2,172	2,316	2,277	2,403
Other managed and marketed customer funds	3,555	3,647	3,782	3,515	3,960
Mutual funds	3,455	3,556	3,692	3,430	3,813
Pension funds	—	—	—	—	—
Managed portfolios	101	91	90	85	147
Managed and marketed customer funds	22,815	22,429	24,579	24,226	25,053
(**).- Including all on-balance sheet balances for this item (***).- Capital + reserves + profit + valuation adjustments
Other information
NPL ratio	7.35	7.42	7.43	7.42	7.33
NPL coverage	64.6	65.3	65.8	60.3	61.6
Cost of credit	0.98	0.92	0.95	1.04	1.00

Poland

Constant EUR million

			Variation
	1Q 15	1Q 14	Amount	%
Income statement
Net interest income	191	207	(16)	(7.8)
Net fees	100	109	(9)	(8.4)
Gains (losses) on financial transactions	54	11	42	374.9
Other operating income *	(4)	6	(10)	—
Gross income	340	334	7	2.0
Operating expenses	(149)	(146)	(3)	2.0
General administrative expenses	(137)	(134)	(3)	2.1
Personnel	(81)	(77)	(4)	5.5
Other general administrative expenses	(56)	(58)	1	(2.4)
Depreciation and amortisation	(12)	(12)	(0)	0.7
Net operating income	191	187	4	2.0
Net loan-loss provisions	(39)	(43)	4	(8.8)
Other income	(1)	(3)	2	(71.3)
Profit before taxes	151	142	10	6.8
Tax on profit	(28)	(27)	(1)	4.9
Profit from continuing operations	123	115	8	7.2
Net profit from discontinued operations	—	—	—	—
Consolidated profit	123	115	8	7.2
Minority interests	33	31	3	9.7
Attributable profit to the Group	90	85	5	6.3
(*).- Including dividends, income from equity-accounted method and other operating income/expenses
			Variation
	31.03.15	31.03.14	Amount	%
Balance sheet
Customer loans **	18,303	17,082	1,221	7.1
Trading portfolio (w/o loans)	1,258	826	432	52.3
Available-for-sale financial assets	5,355	5,235	119	2.3
Due from credit institutions **	1,223	1,282	(59)	(4.6)
Intangible assets and property and equipment	241	228	13	5.7
Other assets	2,168	2,335	(166)	(7.1)
Total assets/liabilities & shareholders’ equity	28,548	26,988	1,560	5.8
Customer deposits **	20,481	19,201	1,279	6.7
Marketable debt securities **	240	124	117	94.4
Subordinated debt **	372	342	30	8.7
Insurance liabilities	—	82	(82)	(100.0)
Due to credit institutions **	1,267	2,264	(997)	(44.0)
Other liabilities	3,786	2,730	1,055	38.7
Stockholders’ equity ***	2,403	2,244	159	7.1
Other managed and marketed customer funds	3,960	3,631	329	9.1
Mutual funds	3,813	3,528	285	8.1
Pension funds	—	—	—	—
Managed portfolios	147	103	44	43.1
Managed and marketed customer funds	25,053	23,298	1,755	7.5

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

Poland

Constant EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15
Income statement
Net interest income	207	216	214	196	191
Net fees	109	110	107	108	100
Gains (losses) on financial transactions	11	7	13	48	54
Other operating income *	6	18	0	4	(4)
Gross income	334	351	334	355	340
Operating expenses	(146)	(147)	(143)	(144)	(149)
General administrative expenses	(134)	(135)	(131)	(131)	(137)
Personnel	(77)	(76)	(76)	(80)	(81)
Other general administrative expenses	(58)	(59)	(54)	(52)	(56)
Depreciation and amortisation	(12)	(12)	(12)	(13)	(12)
Net operating income	187	204	191	211	191
Net loan-loss provisions	(43)	(42)	(44)	(57)	(39)
Other income	(3)	(16)	8	22	(1)
Profit before taxes	142	147	155	175	151
Tax on profit	(27)	(27)	(33)	(48)	(28)
Profit from continuing operations	115	119	122	128	123
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	115	119	122	128	123
Minority interests	31	32	31	33	33
Attributable profit to the Group	85	87	91	94	90
(*).- Including dividends, income from equity-accounted method and other operating income/expenses
	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15
Balance sheet
Customer loans **	17,082	17,362	17,605	17,756	18,303
Trading portfolio (w/o loans)	826	812	813	1,219	1,258
Available-for-sale financial assets	5,235	4,288	6,053	6,083	5,355
Due from credit institutions **	1,282	617	973	1,109	1,223
Intangible assets and property and equipment	228	218	230	247	241
Other assets	2,335	2,615	2,308	2,657	2,168
Total assets/liabilities & shareholders’ equity	26,988	25,912	27,982	29,072	28,548
Customer deposits **	19,201	18,645	20,681	21,070	20,481
Marketable debt securities **	124	123	241	241	240
Subordinated debt **	342	342	345	352	372
Insurance liabilities	82	80	81	81	—
Due to credit institutions **	2,264	1,589	1,096	1,319	1,267
Other liabilities	2,730	2,922	3,171	3,627	3,786
Stockholders’ equity ***	2,244	2,210	2,368	2,382	2,403
Other managed and marketed customer funds	3,631	3,711	3,867	3,676	3,960
Mutual funds	3,528	3,618	3,775	3,587	3,813
Pension funds	—	—	—	—	—
Managed portfolios	103	92	92	89	147
Managed and marketed customer funds	23,298	22,821	25,134	25,340	25,053

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

Poland

PLN million

			Variation
	1Q 15	1Q 14	Amount	%
Income statement
Net interest income	800	868	(68)	(7.8)
Net fees	420	458	(38)	(8.4)
Gains (losses) on financial transactions	226	47	178	374.9
Other operating income *	(19)	25	(44)	—
Gross income	1,427	1,399	28	2.0
Operating expenses	(625)	(613)	(12)	2.0
General administrative expenses	(575)	(563)	(12)	2.1
Personnel	(339)	(322)	(18)	5.5
Other general administrative expenses	(236)	(242)	6	(2.4)
Depreciation and amortisation	(50)	(50)	(0)	0.7
Net operating income	802	786	16	2.0
Net loan-loss provisions	(164)	(180)	16	(8.8)
Other income	(3)	(12)	8	(71.3)
Profit before taxes	634	594	40	6.8
Tax on profit	(117)	(111)	(5)	4.9
Profit from continuing operations	517	483	35	7.2
Net profit from discontinued operations	—	—	—	—
Consolidated profit	517	483	35	7.2
Minority interests	140	128	12	9.7
Attributable profit to the Group	377	355	22	6.3
(*).- Including dividends, income from equity-accounted method and other operating income/expenses
			Variation
	31.03.15	31.03.14	Amount	%
Balance sheet
Customer loans **	74,776	69,787	4,989	7.1
Trading portfolio (w/o loans)	5,141	3,375	1,766	52.3
Available-for-sale financial assets	21,876	21,388	488	2.3
Due from credit institutions **	4,997	5,238	(241)	(4.6)
Intangible assets and property and equipment	984	931	53	5.7
Other assets	8,859	9,538	(679)	(7.1)
Total assets/liabilities & shareholders’ equity	116,632	110,257	6,375	5.8
Customer deposits **	83,671	78,446	5,226	6.7
Marketable debt securities **	982	505	477	94.4
Subordinated debt **	1,519	1,397	122	8.7
Insurance liabilities	—	337	(337)	(100.0)
Due to credit institutions **	5,176	9,248	(4,073)	(44.0)
Other liabilities	15,466	11,154	4,312	38.7
Stockholders’ equity ***	9,817	9,169	648	7.1
Other managed and marketed customer funds	16,179	14,833	1,346	9.1
Mutual funds	15,578	14,413	1,165	8.1
Pension funds	—	—	—	—
Managed portfolios	601	420	181	43.1
Managed and marketed customer funds	102,352	95,181	7,170	7.5

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

Poland

PLN million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15
Income statement
Net interest income	868	906	896	820	800
Net fees	458	462	448	451	420
Gains (losses) on financial transactions	47	28	55	201	226
Other operating income *	25	75	1	15	(19)
Gross income	1,399	1,471	1,400	1,487	1,427
Operating expenses	(613)	(615)	(598)	(604)	(625)
General administrative expenses	(563)	(565)	(548)	(551)	(575)
Personnel	(322)	(319)	(320)	(333)	(339)
Other general administrative expenses	(242)	(247)	(228)	(217)	(236)
Depreciation and amortisation	(50)	(50)	(50)	(53)	(50)
Net operating income	786	855	802	883	802
Net loan-loss provisions	(180)	(174)	(184)	(238)	(164)
Other income	(12)	(66)	33	90	(3)
Profit before taxes	594	615	650	735	634
Tax on profit	(111)	(115)	(139)	(200)	(117)
Profit from continuing operations	483	500	511	535	517
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	483	500	511	535	517
Minority interests	128	134	129	140	140
Attributable profit to the Group	355	366	382	395	377
(*).- Including dividends, income from equity-accounted method and other operating income/expenses
	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15
Balance sheet
Customer loans **	69,787	70,930	71,924	72,541	74,776
Trading portfolio (w/o loans)	3,375	3,319	3,319	4,982	5,141
Available-for-sale financial assets	21,388	17,517	24,731	24,851	21,876
Due from credit institutions **	5,238	2,523	3,976	4,532	4,997
Intangible assets and property and equipment	931	889	938	1,008	984
Other assets	9,538	10,682	9,429	10,856	8,859
Total assets/liabilities & shareholders’ equity	110,257	105,860	114,317	118,769	116,632
Customer deposits **	78,446	76,173	84,489	86,080	83,671
Marketable debt securities **	505	501	984	984	982
Subordinated debt **	1,397	1,398	1,409	1,440	1,519
Insurance liabilities	337	328	330	331	—
Due to credit institutions **	9,248	6,492	4,477	5,390	5,176
Other liabilities	11,154	11,940	12,953	14,816	15,466
Stockholders’ equity ***	9,169	9,030	9,674	9,730	9,817
Other managed and marketed customer funds	14,833	15,160	15,799	15,018	16,179
Mutual funds	14,413	14,782	15,423	14,655	15,578
Pension funds	—	—	—	—	—
Managed portfolios	420	378	376	363	601
Managed and marketed customer funds	95,181	93,232	102,681	103,522	102,352

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

Portugal

EUR million

			Variation
	1Q 15	1Q 14	Amount	%
Income statement
Net interest income	142	129	13	10.4
Net fees	68	73	(4)	(5.9)
Gains (losses) on financial transactions	15	18	(3)	(17.9)
Other operating income *	13	9	4	47.4
Gross income	238	228	10	4.4
Operating expenses	(121)	(122)	1	(0.7)
General administrative expenses	(106)	(103)	(3)	3.1
Personnel	(73)	(73)	(0)	0.0
Other general administrative expenses	(33)	(30)	(3)	10.5
Depreciation and amortisation	(15)	(19)	4	(20.5)
Net operating income	117	106	11	10.1
Net loan-loss provisions	(22)	(34)	12	(35.6)
Other income	(21)	(30)	9	(29.3)
Profit before taxes	74	42	32	75.3
Tax on profit	(17)	(9)	(8)	93.4
Profit from continuing operations	56	33	23	70.4
Net profit from discontinued operations	—	—	—	—
Consolidated profit	56	33	23	70.4
Minority interests	0	(2)	3	—
Attributable profit to the Group	56	36	21	58.0
(*).- Including dividends, income from equity-accounted method and other operating income/expenses
			Variation
	31.03.15	31.03.14	Amount	%
Balance sheet
Customer loans **	23,045	24,240	(1,195)	(4.9)
Trading portfolio (w/o loans)	2,160	1,884	276	14.6
Available-for-sale financial assets	6,877	6,711	166	2.5
Due from credit institutions **	2,173	2,540	(368)	(14.5)
Intangible assets and property and equipment	700	800	(100)	(12.5)
Other assets	5,857	5,810	47	0.8
Total assets/liabilities & shareholders’ equity	40,813	41,986	(1,173)	(2.8)
Customer deposits **	23,529	23,586	(57)	(0.2)
Marketable debt securities **	2,732	2,248	484	21.5
Subordinated debt **	(0)	0	(0)	—
Insurance liabilities	30	80	(50)	(62.8)
Due to credit institutions **	11,042	12,915	(1,873)	(14.5)
Other liabilities	888	857	31	3.6
Stockholders’ equity ***	2,593	2,300	292	12.7
Other managed and marketed customer funds	2,870	2,227	644	28.9
Mutual funds	1,530	1,185	344	29.1
Pension funds	962	862	100	11.6
Managed portfolios	379	179	199	111.3
Managed and marketed customer funds	29,131	28,061	1,070	3.8

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

Ratios (%) and other data
ROE	9.09	6.45	2.64 p.
Efficiency ratio (with amortisations)	50.9	53.5	(2.6 p. )
NPL ratio	8.96	8.26	0.70 p.
NPL coverage	52.4	50.6	1.8 p.
Number of employees	5,408	5,512	(104)	(1.9)
Number of branches	584	633	(49)	(7.7)

Portugal

EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15
Income statement
Net interest income	129	138	136	143	142
Net fees	73	66	70	71	68
Gains (losses) on financial transactions	18	22	13	35	15
Other operating income *	9	11	11	12	13
Gross income	228	237	230	261	238
Operating expenses	(122)	(121)	(122)	(126)	(121)
General administrative expenses	(103)	(104)	(104)	(109)	(106)
Personnel	(73)	(73)	(73)	(78)	(73)
Other general administrative expenses	(30)	(31)	(31)	(31)	(33)
Depreciation and amortisation	(19)	(17)	(18)	(18)	(15)
Net operating income	106	116	108	135	117
Net loan-loss provisions	(34)	(40)	(32)	(17)	(22)
Other income	(30)	(29)	(20)	(20)	(21)
Profit before taxes	42	47	57	97	74
Tax on profit	(9)	(9)	(15)	(24)	(17)
Profit from continuing operations	33	37	42	73	56
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	33	37	42	73	56
Minority interests	(2)	(2)	(0)	0	0
Attributable profit to the Group	36	39	42	73	56
(*).- Including dividends, income from equity-accounted method and other operating income/expenses
	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15
Balance sheet
Customer loans **	24,240	24,111	23,333	23,180	23,045
Trading portfolio (w/o loans)	1,884	1,880	1,998	2,082	2,160
Available-for-sale financial assets	6,711	7,119	8,060	7,011	6,877
Due from credit institutions **	2,540	2,491	2,466	2,163	2,173
Intangible assets and property and equipment	800	763	749	729	700
Other assets	5,810	6,276	6,708	6,450	5,857
Total assets/liabilities & shareholders’ equity	41,986	42,640	43,313	41,616	40,813
Customer deposits **	23,586	23,253	24,131	24,016	23,529
Marketable debt securities **	2,248	3,811	3,793	2,855	2,732
Subordinated debt **	0	0	0	0	(0)
Insurance liabilities	80	80	80	27	30
Due to credit institutions **	12,915	12,271	12,070	11,538	11,042
Other liabilities	857	922	769	787	888
Stockholders’ equity ***	2,300	2,302	2,469	2,393	2,593
Other managed and marketed customer funds	2,227	2,396	2,347	2,501	2,870
Mutual funds	1,185	1,311	1,246	1,276	1,530
Pension funds	862	864	849	911	962
Managed portfolios	179	222	252	314	379
Managed and marketed customer funds	28,061	29,460	30,271	29,372	29,131

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

Other information
NPL ratio	8.26	8.16	8.49	8.89	8.96
NPL coverage	50.6	53.1	53.9	51.8	52.4
Cost of credit	0.63	0.55	0.47	0.50	0.45

Spain’s run-off real estate

EUR million

			Variation
	1Q 15	1Q 14	Amount	%
Income statement
Net interest income	(1)	3	(4)	—
Net fees	1	2	(1)	(31.4)
Gains (losses) on financial transactions	0	0	(0)	(90.1)
Other operating income *	(0)	(13)	13	(99.0)
Gross income	(0)	(8)	8	(98.5)
Operating expenses	(51)	(52)	0	(0.3)
General administrative expenses	(48)	(49)	0	(0.7)
Personnel	(9)	(10)	1	(6.4)
Other general administrative expenses	(39)	(39)	(0)	0.7
Depreciation and amortisation	(3)	(3)	(0)	7.1
Net operating income	(52)	(59)	8	(13.3)
Net loan-loss provisions	(42)	(77)	34	(45.0)
Other income	(42)	(72)	30	(41.8)
Profit before taxes	(136)	(208)	72	(34.8)
Tax on profit	41	62	(22)	(34.8)
Profit from continuing operations	(95)	(146)	51	(34.8)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	(95)	(146)	51	(34.8)
Minority interests	—	—	—	—
Attributable profit to the Group	(95)	(146)	51	(34.8)

(*).- Including dividends, income from equity-accounted method and other operating income/expenses
			Variation
	31.03.15	31.03.14	Amount	%
Balance sheet
Customer loans **	3,550	5,208	(1,658)	(31.8)
Trading portfolio (w/o loans)	—	—	—	—
Available-for-sale financial assets	167	207	(40)	(19.5)
Due from credit institutions **	—	—	—	—
Intangible assets and property and equipment	—	—	—	—
Other assets	4,082	4,857	(775)	(16.0)
Total assets/liabilities & shareholders’ equity	7,799	10,273	(2,474)	(24.1)
Customer deposits **	107	204	(97)	(47.5)
Marketable debt securities **	—	1	(1)	(100.0)
Subordinated debt **	—	—	—	—
Insurance liabilities	—	—	—	—
Due to credit institutions **	0	0	—	—
Other liabilities	6,772	8,932	(2,160)	(24.2)
Stockholders’ equity ***	920	1,136	(216)	(19.1)
Other managed and marketed customer funds	139	145	(6)	(4.3)
Mutual funds	138	144	(6)	(4.2)
Pension funds	1	1	(0)	(25.7)
Managed portfolios	—	—	—	—
Managed and marketed customer funds	246	350	(104)	(29.7)
(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

Spain’s run-off real estate

EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15
Income statement
Net interest income	3	(5)	(1)	(1)	(1)
Net fees	2	2	2	2	1
Gains (losses) on financial transactions	0	0	0	0	0
Other operating income *	(13)	(13)	(13)	(30)	(0)
Gross income	(8)	(16)	(11)	(28)	(0)
Operating expenses	(52)	(54)	(53)	(57)	(51)
General administrative expenses	(49)	(51)	(50)	(55)	(48)
Personnel	(10)	(9)	(9)	(10)	(9)
Other general administrative expenses	(39)	(42)	(41)	(45)	(39)
Depreciation and amortisation	(3)	(3)	(3)	(2)	(3)
Net operating income	(59)	(70)	(64)	(86)	(52)
Net loan-loss provisions	(77)	(76)	(82)	(46)	(42)
Other income	(72)	(83)	(60)	(57)	(42)
Profit before taxes	(208)	(230)	(206)	(189)	(136)
Tax on profit	62	69	62	57	41
Profit from continuing operations	(146)	(161)	(144)	(132)	(95)
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	(146)	(161)	(144)	(132)	(95)
Minority interests	—	—	—	—	—
Attributable profit to the Group	(146)	(161)	(144)	(132)	(95)

(*).- Including dividends, income from equity-accounted method and other operating income/expenses
	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15
Balance sheet
Customer loans **	5,208	4,876	4,330	3,787	3,550
Trading portfolio (w/o loans)	—	—	—	—	—
Available-for-sale financial assets	207	207	207	207	167
Due from credit institutions **	—	—	—	—	—
Intangible assets and property and equipment	—	—	—	—	—
Other assets	4,857	4,735	4,725	4,120	4,082
Total assets/liabilities & shareholders’ equity	10,273	9,818	9,262	8,114	7,799
Customer deposits **	204	195	192	119	107
Marketable debt securities **	1	0	—	—	—
Subordinated debt **	—	—	—	—	—
Insurance liabilities	—	—	—	—	—
Due to credit institutions **	0	0	0	0	0
Other liabilities	8,932	8,668	8,333	7,499	6,772
Stockholders’ equity ***	1,136	955	738	497	920
Other managed and marketed customer funds	145	145	156	140	139
Mutual funds	144	144	155	140	138
Pension funds	1	1	1	1	1
Managed portfolios	—	—	—	—	—
Managed and marketed customer funds	350	340	347	259	246

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

United Kingdom

EUR million

			Variation
	1Q 15	1Q 14	Amount	%
Income statement
Net interest income	1,194	989	205	20.7
Net fees	287	247	39	16.0
Gains (losses) on financial transactions	60	78	(18)	(23.2)
Other operating income *	10	15	(5)	(31.5)
Gross income	1,551	1,329	222	16.7
Operating expenses	(815)	(693)	(121)	17.5
General administrative expenses	(697)	(579)	(117)	20.3
Personnel	(457)	(380)	(77)	20.3
Other general administrative expenses	(240)	(200)	(40)	20.2
Depreciation and amortisation	(118)	(114)	(4)	3.4
Net operating income	736	635	101	15.8
Net loan-loss provisions	(76)	(120)	44	(36.9)
Other income	(56)	(46)	(9)	19.8
Profit before taxes	605	469	136	29.0
Tax on profit	(120)	(93)	(26)	28.2
Profit from continuing operations	485	376	109	29.1
Net profit from discontinued operations	—	—	—	—
Consolidated profit	485	376	109	29.1
Minority interests	8	—	8	—
Attributable profit to the Group	477	376	102	27.0
(*).- Including dividends, income from equity-accounted method and other operating income/expenses
			Variation
	31.03.15	31.03.14	Amount	%
Balance sheet
Customer loans **	279,334	233,937	45,397	19.4
Trading portfolio (w/o loans)	42,850	31,492	11,357	36.1
Available-for-sale financial assets	12,937	8,358	4,579	54.8
Due from credit institutions **	19,885	17,772	2,113	11.9
Intangible assets and property and equipment	3,094	2,510	585	23.3
Other assets	34,749	44,325	(9,576)	(21.6)
Total assets/liabilities & shareholders’ equity	392,848	338,393	54,455	16.1
Customer deposits **	220,684	194,923	25,760	13.2
Marketable debt securities **	78,569	66,366	12,203	18.4
Subordinated debt **	5,787	5,814	(27)	(0.5)
Insurance liabilities	—	—	—	—
Due to credit institutions **	26,258	29,008	(2,749)	(9.5)
Other liabilities	45,703	28,783	16,920	58.8
Stockholders’ equity ***	15,847	13,498	2,348	17.4
Other managed and marketed customer funds	10,469	9,630	839	8.7
Mutual funds	10,313	9,490	823	8.7
Pension funds	—	—	—	—
Managed portfolios	156	140	15	11.0
Managed and marketed customer funds	315,509	276,734	38,775	14.0

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

Ratios (%) and other data
ROE	12.39	11.67	0.72 p.
Efficiency ratio (with amortisations)	52.5	52.2	0.4 p.
NPL ratio	1.75	1.88	(0.13 p.	)
NPL coverage	41.2	42.9	(1.7 p.	)
Number of employees	26,209	25,642	567		2.2
Number of branches	921	999	(78)		(7.8)

United Kingdom

EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15
Income statement
Net interest income	989	1,035	1,089	1,121	1,194
Net fees	247	247	260	273	287
Gains (losses) on financial transactions	78	69	58	35	60
Other operating income *	15	4	9	9	10
Gross income	1,329	1,356	1,417	1,440	1,551
Operating expenses	(693)	(701)	(730)	(765)	(815)
General administrative expenses	(579)	(596)	(636)	(647)	(697)
Personnel	(380)	(387)	(424)	(422)	(457)
Other general administrative expenses	(200)	(209)	(212)	(225)	(240)
Depreciation and amortisation	(114)	(106)	(94)	(118)	(118)
Net operating income	635	654	687	674	736
Net loan-loss provisions	(120)	(87)	(89)	(36)	(76)
Other income	(46)	(63)	(73)	(136)	(56)
Profit before taxes	469	504	525	503	605
Tax on profit	(93)	(105)	(114)	(112)	(120)
Profit from continuing operations	376	399	411	391	485
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	376	399	411	391	485
Minority interests	—	—	—	—	8
Attributable profit to the Group	376	399	411	391	477
(*).- Including dividends, income from equity-accounted method and other operating income/expenses
	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15
Balance sheet
Customer loans **	233,937	239,237	248,940	251,191	279,334
Trading portfolio (w/o loans)	31,492	31,814	35,264	39,360	42,850
Available-for-sale financial assets	8,358	9,675	10,736	11,197	12,937
Due from credit institutions **	17,772	14,391	16,766	14,093	19,885
Intangible assets and property and equipment	2,510	2,347	2,502	2,700	3,094
Other assets	44,325	39,704	40,269	35,695	34,749
Total assets/liabilities & shareholders’ equity	338,393	337,169	354,478	354,235	392,848
Customer deposits **	194,923	193,431	203,721	202,328	220,684
Marketable debt securities **	66,366	65,816	70,402	69,581	78,569
Subordinated debt **	5,814	5,931	6,121	5,376	5,787
Insurance liabilities	—	—	—	—	—
Due to credit institutions **	29,008	27,320	25,544	26,700	26,258
Other liabilities	28,783	30,561	33,665	34,887	45,703
Stockholders’ equity ***	13,498	14,109	15,025	15,362	15,847
Other managed and marketed customer funds	9,630	9,885	9,994	9,667	10,469
Mutual funds	9,490	9,740	9,849	9,524	10,313
Pension funds	—	—	—	—	—
Managed portfolios	140	145	145	143	156
Managed and marketed customer funds	276,734	275,063	290,238	286,953	315,509

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

Other information
NPL ratio	1.88	1.91	1.80	1.79	1.75
NPL coverage	42.9	41.1	43.4	41.9	41.2
Cost of credit	0.23	0.22	0.19	0.14	0.11

United Kingdom

Constant EUR million

			Variation
	1Q 15	1Q 14	Amount	%
Income statement
Net interest income	1,194	1,102	92	8.3
Net fees	287	275	11	4.0
Gains (losses) on financial transactions	60	87	(27)	(31.1)
Other operating income *	10	16	(6)	(38.6)
Gross income	1,551	1,481	70	4.7
Operating expenses	(815)	(773)	(42)	5.4
General administrative expenses	(697)	(645)	(51)	7.9
Personnel	(457)	(423)	(34)	7.9
Other general administrative expenses	(240)	(222)	(17)	7.9
Depreciation and amortisation	(118)	(127)	9	(7.2)
Net operating income	736	708	28	3.9
Net loan-loss provisions	(76)	(134)	58	(43.4)
Other income	(56)	(52)	(4)	7.5
Profit before taxes	605	523	82	15.7
Tax on profit	(120)	(104)	(16)	15.1
Profit from continuing operations	485	419	66	15.9
Net profit from discontinued operations	—	—	—	—
Consolidated profit	485	419	66	15.9
Minority interests	8	—	8	—
Attributable profit to the Group	477	419	59	14.0
(*).- Including dividends, income from equity-accounted method and other operating income/expenses
			Variation
	31.03.15	31.03.14	Amount	%
Balance sheet
Customer loans **	279,334	266,391	12,943	4.9
Trading portfolio (w/o loans)	42,850	35,861	6,988	19.5
Available-for-sale financial assets	12,937	9,518	3,419	35.9
Due from credit institutions **	19,885	20,237	(353)	(1.7)
Intangible assets and property and equipment	3,094	2,858	236	8.3
Other assets	34,749	50,474	(15,725)	(31.2)
Total assets/liabilities & shareholders’ equity	392,848	385,339	7,509	1.9
Customer deposits **	220,684	221,966	(1,282)	(0.6)
Marketable debt securities **	78,569	75,573	2,996	4.0
Subordinated debt **	5,787	6,621	(833)	(12.6)
Insurance liabilities	—	—	—	—
Due to credit institutions **	26,258	33,032	(6,774)	(20.5)
Other liabilities	45,703	32,777	12,927	39.4
Stockholders’ equity ***	15,847	15,371	476	3.1
Other managed and marketed customer funds	10,469	10,966	(497)	(4.5)
Mutual funds	10,313	10,806	(493)	(4.6)
Pension funds	—	—	—	—
Managed portfolios	156	160	(4)	(2.6)
Managed and marketed customer funds	315,509	315,126	383	0.1

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

United Kingdom

Constant EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15
Income statement
Net interest income	1,102	1,136	1,163	1,192	1,194
Net fees	275	271	278	291	287
Gains (losses) on financial transactions	87	76	62	37	60
Other operating income *	16	4	10	10	10
Gross income	1,481	1,487	1,513	1,529	1,551
Operating expenses	(773)	(769)	(779)	(814)	(815)
General administrative expenses	(645)	(653)	(679)	(688)	(697)
Personnel	(423)	(424)	(453)	(449)	(457)
Other general administrative expenses	(222)	(229)	(226)	(239)	(240)
Depreciation and amortisation	(127)	(116)	(100)	(126)	(118)
Net operating income	708	718	734	716	736
Net loan-loss provisions	(134)	(95)	(94)	(37)	(76)
Other income	(52)	(69)	(78)	(146)	(56)
Profit before taxes	523	554	561	533	605
Tax on profit	(104)	(115)	(122)	(119)	(120)
Profit from continuing operations	419	438	439	414	485
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	419	438	439	414	485
Minority interests	—	—	—	—	8
Attributable profit to the Group	419	438	439	414	477
(*).- Including dividends, income from equity-accounted method and other operating income/expenses
	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15
Balance sheet
Customer loans **	266,391	263,645	266,054	269,013	279,334
Trading portfolio (w/o loans)	35,861	35,059	37,688	42,152	42,850
Available-for-sale financial assets	9,518	10,662	11,474	11,991	12,937
Due from credit institutions **	20,237	15,859	17,919	15,093	19,885
Intangible assets and property and equipment	2,858	2,587	2,674	2,891	3,094
Other assets	50,474	43,755	43,038	38,227	34,749
Total assets/liabilities & shareholders’ equity	385,339	371,567	378,847	379,367	392,848
Customer deposits **	221,966	213,165	217,726	216,683	220,684
Marketable debt securities **	75,573	72,531	75,242	74,518	78,569
Subordinated debt **	6,621	6,536	6,541	5,758	5,787
Insurance liabilities	—	—	—	—	—
Due to credit institutions **	33,032	30,108	27,301	28,595	26,258
Other liabilities	32,777	33,679	35,980	37,362	45,703
Stockholders’ equity ***	15,371	15,549	16,058	16,452	15,847
Other managed and marketed customer funds	10,966	10,894	10,681	10,353	10,469
Mutual funds	10,806	10,734	10,526	10,199	10,313
Pension funds	—	—	—	—	—
Managed portfolios	160	160	155	153	156
Managed and marketed customer funds	315,126	303,126	310,191	307,311	315,509

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

United Kingdom

£ million

			Variation
	1Q 15	1Q 14	Amount	%
Income statement
Net interest income	887	819	68	8.3
Net fees	213	205	8	4.0
Gains (losses) on financial transactions	45	65	(20)	(31.1)
Other operating income *	7	12	(5)	(38.6)
Gross income	1,152	1,100	52	4.7
Operating expenses	(605)	(574)	(31)	5.4
General administrative expenses	(517)	(479)	(38)	7.9
Personnel	(339)	(314)	(25)	7.9
Other general administrative expenses	(178)	(165)	(13)	7.9
Depreciation and amortisation	(88)	(95)	7	(7.2)
Net operating income	547	526	21	3.9
Net loan-loss provisions	(56)	(99)	43	(43.4)
Other income	(41)	(38)	(3)	7.5
Profit before taxes	449	388	61	15.7
Tax on profit	(89)	(77)	(12)	15.1
Profit from continuing operations	360	311	49	15.9
Net profit from discontinued operations	—	—	—	—
Consolidated profit	360	311	49	15.9
Minority interests	6	—	6	—
Attributable profit to the Group	355	311	43	14.0

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.15	31.03.14	Amount	%
Balance sheet
Customer loans **	203,159	193,746	9,413	4.9
Trading portfolio (w/o loans)	31,165	26,082	5,083	19.5
Available-for-sale financial assets	9,409	6,922	2,487	35.9
Due from credit institutions **	14,462	14,718	(256)	(1.7)
Intangible assets and property and equipment	2,250	2,078	172	8.3
Other assets	25,273	36,710	(11,437)	(31.2)
Total assets/liabilities & shareholders’ equity	285,718	280,257	5,461	1.9
Customer deposits **	160,503	161,436	(932)	(0.6)
Marketable debt securities **	57,143	54,964	2,179	4.0
Subordinated debt **	4,209	4,815	(606)	(12.6)
Insurance liabilities	—	—	—	—
Due to credit institutions **	19,098	24,024	(4,927)	(20.5)
Other liabilities	33,240	23,838	9,402	39.4
Stockholders’ equity ***	11,525	11,179	346	3.1
Other managed and marketed customer funds	7,614	7,976	(362)	(4.5)
Mutual funds	7,501	7,859	(359)	(4.6)
Pension funds	—	—	—	—
Managed portfolios	113	116	(3)	(2.6)
Managed and marketed customer funds	229,470	229,191	278	0.1

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

United Kingdom

£ million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15
Income statement
Net interest income	819	844	864	885	887
Net fees	205	201	206	216	213
Gains (losses) on financial transactions	65	56	46	27	45
Other operating income *	12	3	7	7	7
Gross income	1,100	1,105	1,124	1,136	1,152
Operating expenses	(574)	(571)	(579)	(604)	(605)
General administrative expenses	(479)	(485)	(505)	(511)	(517)
Personnel	(314)	(315)	(337)	(333)	(339)
Other general administrative expenses	(165)	(170)	(168)	(178)	(178)
Depreciation and amortisation	(95)	(86)	(74)	(93)	(88)
Net operating income	526	533	545	532	547
Net loan-loss provisions	(99)	(71)	(70)	(27)	(56)
Other income	(38)	(51)	(58)	(108)	(41)
Profit before taxes	388	411	417	396	449
Tax on profit	(77)	(86)	(91)	(88)	(89)
Profit from continuing operations	311	325	326	308	360
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	311	325	326	308	360
Minority interests	—	—	—	—	6
Attributable profit to the Group	311	325	326	308	355

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15
Balance sheet
Customer loans **	193,746	191,749	193,501	195,653	203,159
Trading portfolio (w/o loans)	26,082	25,499	27,411	30,657	31,165
Available-for-sale financial assets	6,922	7,755	8,345	8,721	9,409
Due from credit institutions **	14,718	11,534	13,033	10,977	14,462
Intangible assets and property and equipment	2,078	1,881	1,945	2,103	2,250
Other assets	36,710	31,823	31,301	27,803	25,273
Total assets/liabilities & shareholders’ equity	280,257	270,241	275,536	275,913	285,718
Customer deposits **	161,436	155,035	158,352	157,593	160,503
Marketable debt securities **	54,964	52,751	54,723	54,197	57,143
Subordinated debt **	4,815	4,754	4,758	4,188	4,209
Insurance liabilities	—	—	—	—	—
Due to credit institutions **	24,024	21,897	19,856	20,797	19,098
Other liabilities	23,838	24,495	26,168	27,173	33,240
Stockholders’ equity ***	11,179	11,309	11,679	11,965	11,525
Other managed and marketed customer funds	7,976	7,923	7,769	7,529	7,614
Mutual funds	7,859	7,807	7,656	7,418	7,501
Pension funds	—	—	—	—	—
Managed portfolios	116	116	113	112	113
Managed and marketed customer funds	229,191	220,463	225,602	223,508	229,470

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

Latin America

EUR million

			Variation
	1Q 15	1Q 14	Amount	%
Income statement
Net interest income	3,622	3,346	276	8.2
Net fees	1,191	1,048	143	13.7
Gains (losses) on financial transactions	189	126	63	50.2
Other operating income *	(2)	(2)	1	(38.3)
Gross income	5,000	4,517	483	10.7
Operating expenses	(2,097)	(1,879)	(218)	11.6
General administrative expenses	(1,890)	(1,679)	(211)	12.6
Personnel	(1,061)	(933)	(128)	13.7
Other general administrative expenses	(829)	(746)	(83)	11.2
Depreciation and amortisation	(207)	(200)	(7)	3.4
Net operating income	2,902	2,638	265	10.0
Net loan-loss provisions	(1,210)	(1,239)	29	(2.3)
Other income	(203)	(161)	(43)	26.5
Profit before taxes	1,489	1,238	251	20.3
Tax on profit	(430)	(328)	(102)	31.1
Profit from continuing operations	1,059	910	149	16.4
Net profit from discontinued operations	—	—	—	—
Consolidated profit	1,059	910	149	16.4
Minority interests	145	199	(54)	(27.1)
Attributable profit to the Group	914	712	203	28.5

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.15	31.03.14	Amount	%
Balance sheet
Customer loans **	152,014	129,743	22,271	17.2
Trading portfolio (w/o loans)	35,970	27,301	8,669	31.8
Available-for-sale financial assets	31,065	26,698	4,367	16.4
Due from credit institutions **	27,890	22,655	5,235	23.1
Intangible assets and property and equipment	4,175	3,848	327	8.5
Other assets	46,855	43,344	3,511	8.1
Total assets/liabilities & shareholders’ equity	297,969	253,589	44,379	17.5
Customer deposits **	142,779	126,239	16,539	13.1
Marketable debt securities **	34,578	27,848	6,730	24.2
Subordinated debt **	6,771	6,661	110	1.6
Insurance liabilities	1	—	1	—
Due to credit institutions **	37,711	25,487	12,224	48.0
Other liabilities	51,003	45,920	5,083	11.1
Stockholders’ equity ***	25,126	21,434	3,692	17.2
Other managed and marketed customer funds	81,763	70,867	10,896	15.4
Mutual funds	67,503	60,256	7,247	12.0
Pension funds	—	—	—	—
Managed portfolios	14,261	10,611	3,650	34.4
Managed and marketed customer funds	265,891	231,615	34,275	14.8

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

Ratios (%) and other data
ROE	14.37	13.31	1.06 p.
Efficiency ratio (with amortisations)	41.9	41.6	0.3 p.
NPL ratio	4.49	5.06	(0.57 p.	)
NPL coverage	83.9	86.1	(2.2 p.	)
Number of employees	85,279	84,325	954		1.1
Number of branches	5,725	5,726	(1)		(0.0)

Latin America

EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15
Income statement
Net interest income	3,346	3,496	3,484	3,553	3,622
Net fees	1,048	1,100	1,176	1,241	1,191
Gains (losses) on financial transactions	126	115	257	40	189
Other operating income *	(2)	42	21	23	(2)
Gross income	4,517	4,753	4,938	4,857	5,000
Operating expenses	(1,879)	(1,952)	(2,073)	(2,113)	(2,097)
General administrative expenses	(1,679)	(1,768)	(1,864)	(1,916)	(1,890)
Personnel	(933)	(991)	(1,032)	(1,055)	(1,061)
Other general administrative expenses	(746)	(777)	(832)	(861)	(829)
Depreciation and amortisation	(200)	(184)	(210)	(197)	(207)
Net operating income	2,638	2,802	2,864	2,745	2,902
Net loan-loss provisions	(1,239)	(1,281)	(1,340)	(1,259)	(1,210)
Other income	(161)	(179)	(231)	(268)	(203)
Profit before taxes	1,238	1,341	1,293	1,218	1,489
Tax on profit	(328)	(326)	(304)	(193)	(430)
Profit from continuing operations	910	1,015	990	1,025	1,059
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	910	1,015	990	1,025	1,059
Minority interests	199	215	204	172	145
Attributable profit to the Group	712	800	786	853	914

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15
Balance sheet
Customer loans **	129,743	136,325	140,656	144,714	152,014
Trading portfolio (w/o loans)	27,301	33,960	37,417	35,886	35,970
Available-for-sale financial assets	26,698	25,052	22,724	31,216	31,065
Due from credit institutions **	22,655	22,442	31,225	23,899	27,890
Intangible assets and property and equipment	3,848	3,852	3,890	3,967	4,175
Other assets	43,344	44,619	45,020	42,505	46,855
Total assets/liabilities & shareholders’ equity	253,589	266,251	280,932	282,187	297,969
Customer deposits **	126,239	127,903	137,480	137,726	142,779
Marketable debt securities **	27,848	31,792	32,935	31,920	34,578
Subordinated debt **	6,661	6,760	6,574	6,467	6,771
Insurance liabilities	—	—	—	—	1
Due to credit institutions **	25,487	30,227	29,652	35,263	37,711
Other liabilities	45,920	47,713	51,928	45,831	51,003
Stockholders’ equity ***	21,434	21,855	22,362	24,980	25,126
Other managed and marketed customer funds	70,867	76,454	80,196	79,294	81,763
Mutual funds	60,256	65,315	67,981	66,657	67,503
Pension funds	—	—	—	—	—
Managed portfolios	10,611	11,140	12,215	12,637	14,261
Managed and marketed customer funds	231,615	242,910	257,185	255,407	265,891

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

Other information
NPL ratio	5.06	5.03	4.98	4.65	4.49
NPL coverage	86.1	86.3	83.5	84.7	83.9
Cost of credit	4.24	3.95	3.77	3.59	3.42

Latin America

Constant EUR million

			Variation
	1Q 15	1Q 14	Amount	%
Income statement
Net interest income	3,622	3,452	170	4.9
Net fees	1,191	1,089	101	9.3
Gains (losses) on financial transactions	189	135	54	39.7
Other operating income *	(2)	(3)	2	(52.0)
Gross income	5,000	4,673	326	7.0
Operating expenses	(2,097)	(1,951)	(146)	7.5
General administrative expenses	(1,890)	(1,743)	(147)	8.4
Personnel	(1,061)	(971)	(90)	9.3
Other general administrative expenses	(829)	(773)	(57)	7.3
Depreciation and amortisation	(207)	(207)	0	(0.1)
Net operating income	2,902	2,722	180	6.6
Net loan-loss provisions	(1,210)	(1,271)	61	(4.8)
Other income	(203)	(163)	(40)	24.7
Profit before taxes	1,489	1,289	200	15.6
Tax on profit	(430)	(340)	(90)	26.5
Profit from continuing operations	1,059	949	110	11.6
Net profit from discontinued operations	—	—	—	—
Consolidated profit	1,059	949	110	11.6
Minority interests	145	207	(62)	(29.8)
Attributable profit to the Group	914	742	172	23.2

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.15	31.03.14	Amount	%
Balance sheet
Customer loans **	152,014	130,297	21,717	16.7
Trading portfolio (w/o loans)	35,970	28,138	7,833	27.8
Available-for-sale financial assets	31,065	25,391	5,674	22.3
Due from credit institutions **	27,890	23,387	4,503	19.3
Intangible assets and property and equipment	4,175	3,688	487	13.2
Other assets	46,855	42,261	4,594	10.9
Total assets/liabilities & shareholders’ equity	297,969	253,162	44,807	17.7
Customer deposits **	142,779	127,117	15,661	12.3
Marketable debt securities **	34,578	26,682	7,896	29.6
Subordinated debt **	6,771	6,413	358	5.6
Insurance liabilities	1	—	1	—
Due to credit institutions **	37,711	25,355	12,356	48.7
Other liabilities	51,003	45,795	5,208	11.4
Stockholders’ equity ***	25,126	21,799	3,327	15.3
Other managed and marketed customer funds	81,763	70,061	11,702	16.7
Mutual funds	67,503	57,900	9,603	16.6
Pension funds	—	—	—	—
Managed portfolios	14,261	12,161	2,100	17.3
Managed and marketed customer funds	265,891	230,273	35,618	15.5

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

Latin America

Constant EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15
Income statement
Net interest income	3,452	3,482	3,421	3,602	3,622
Net fees	1,089	1,107	1,166	1,257	1,191
Gains (losses) on financial transactions	135	130	261	45	189
Other operating income *	(3)	40	19	22	(2)
Gross income	4,673	4,760	4,867	4,926	5,000
Operating expenses	(1,951)	(1,964)	(2,055)	(2,143)	(2,097)
General administrative expenses	(1,743)	(1,780)	(1,848)	(1,944)	(1,890)
Personnel	(971)	(1,001)	(1,027)	(1,073)	(1,061)
Other general administrative expenses	(773)	(779)	(821)	(871)	(829)
Depreciation and amortisation	(207)	(183)	(206)	(199)	(207)
Net operating income	2,722	2,796	2,812	2,783	2,902
Net loan-loss provisions	(1,271)	(1,261)	(1,303)	(1,267)	(1,210)
Other income	(163)	(173)	(215)	(266)	(203)
Profit before taxes	1,289	1,362	1,295	1,251	1,489
Tax on profit	(340)	(329)	(303)	(196)	(430)
Profit from continuing operations	949	1,033	992	1,054	1,059
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	949	1,033	992	1,054	1,059
Minority interests	207	217	202	180	145
Attributable profit to the Group	742	816	789	875	914

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15
Balance sheet
Customer loans **	130,297	133,554	137,929	145,057	152,014
Trading portfolio (w/o loans)	28,138	33,480	36,637	36,111	35,970
Available-for-sale financial assets	25,391	23,086	21,421	30,107	31,065
Due from credit institutions **	23,387	22,431	30,614	24,301	27,890
Intangible assets and property and equipment	3,688	3,584	3,670	3,873	4,175
Other assets	42,261	41,909	42,743	41,649	46,855
Total assets/liabilities & shareholders’ equity	253,162	258,043	273,013	281,098	297,969
Customer deposits **	127,117	125,182	134,756	138,378	142,779
Marketable debt securities **	26,682	29,703	31,052	31,077	34,578
Subordinated debt **	6,413	6,263	6,227	6,306	6,771
Insurance liabilities	—	—	—	—	1
Due to credit institutions **	25,355	29,362	28,630	34,557	37,711
Other liabilities	45,795	45,930	50,337	45,738	51,003
Stockholders’ equity ***	21,799	21,604	22,011	25,043	25,126
Other managed and marketed customer funds	70,061	73,324	77,026	78,312	81,763
Mutual funds	57,900	60,729	63,786	64,787	67,503
Pension funds	—	—	—	—	—
Managed portfolios	12,161	12,596	13,240	13,525	14,261
Managed and marketed customer funds	230,273	234,472	249,061	254,073	265,891

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

Latin America. Results

EUR million

	Gross income			Net operating income			Attributable profit to the Group
	1Q 15	1Q 14	Var. (%)	1Q 15	1Q 14	Var. (%)	1Q 15	1Q 14	Var. (%)

Brazil	3,046	2,851	6.8	1,870	1,719	8.8	516	364	41.8
Mexico	833	713	16.9	484	407	19.0	167	138	21.3
Chile	554	533	4.0	320	332	(3.6)	109	123	(11.2)
Argentina	372	263	41.2	158	128	23.8	80	56	44.3
Uruguay	77	64	19.2	33	23	44.2	18	13	33.3
Peru	17	11	54.8	12	7	63.2	7	5	52.6
Rest	17	11	63.6	(13)	(12)	8.1	(9)	(10)	(10.1)
Subtotal	4,916	4,446	10.6	2,865	2,603	10.0	888	688	29.1
Santander Private Banking	84	71	18.7	38	35	9.7	26	24	10.5
Total	5,000	4,517	10.7	2,902	2,638	10.0	914	712	28.5

Latin America. Results

Constant EUR million

	Gross income			Net operating income			Attributable profit to the Group
	1Q 15	1Q 14	Var. (%)	1Q 15	1Q 14	Var. (%)	1Q 15	1Q 14	Var. (%)
Brazil	3,046	2,873	6.0	1,870	1,732	8.0	516	366	40.8
Mexico	833	769	8.4	484	438	10.4	167	149	12.5
Chile	554	573	(3.3)	320	357	(10.3)	109	132	(17.4)
Argentina	372	279	33.4	158	136	16.9	80	59	36.3
Uruguay	77	69	10.3	33	25	33.5	18	14	23.4
Peru	17	12	38.4	12	8	45.9	7	5	36.4
Rest	17	13	37.6	(13)	(15)	(11.0)	(9)	(12)	(25.3)
Subtotal	4,916	4,587	7.2	2,865	2,680	6.9	888	713	24.5
Santander Private Banking	84	86	(2.5)	38	42	(9.9)	26	29	(9.2)
Total	5,000	4,673	7.0	2,902	2,722	6.6	914	742	23.2

Brazil

EUR million

			Variation
	1Q 15	1Q 14	Amount	%
Income statement
Net interest income	2,289	2,199	90	4.1
Net fees	708	629	79	12.5
Gains (losses) on financial transactions	28	17	11	69.4
Other operating income *	21	7	14	212.9
Gross income	3,046	2,851	194	6.8
Operating expenses	(1,176)	(1,133)	(43)	3.8
General administrative expenses	(1,055)	(1,006)	(49)	4.9
Personnel	(581)	(550)	(31)	5.7
Other general administrative expenses	(474)	(456)	(18)	3.9
Depreciation and amortisation	(120)	(127)	6	(5.1)
Net operating income	1,870	1,719	151	8.8
Net loan-loss provisions	(826)	(905)	78	(8.7)
Other income	(209)	(143)	(66)	46.6
Profit before taxes	835	671	163	24.3
Tax on profit	(264)	(202)	(62)	30.6
Profit from continuing operations	571	469	101	21.6
Net profit from discontinued operations	—	—	—	—
Consolidated profit	571	469	101	21.6
Minority interests	55	106	(51)	(47.9)
Attributable profit to the Group	516	364	152	41.8

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.15	31.03.14	Amount	%
Balance sheet
Customer loans **	72,492	68,518	3,973	5.8
Trading portfolio (w/o loans)	14,720	11,314	3,406	30.1
Available-for-sale financial assets	23,071	19,790	3,280	16.6
Due from credit institutions **	11,351	9,048	2,303	25.5
Intangible assets and property and equipment	2,683	2,797	(114)	(4.1)
Other assets	29,622	29,629	(7)	(0.0)
Total assets/liabilities & shareholders’ equity	153,938	141,097	12,841	9.1
Customer deposits **	65,221	65,934	(713)	(1.1)
Marketable debt securities **	22,597	19,898	2,699	13.6
Subordinated debt **	4,471	4,585	(114)	(2.5)
Insurance liabilities	1	—	1	—
Due to credit institutions **	21,014	13,824	7,190	52.0
Other liabilities	28,360	25,927	2,433	9.4
Stockholders’ equity ***	12,274	10,928	1,346	12.3
Other managed and marketed customer funds	47,664	45,749	1,916	4.2
Mutual funds	44,589	42,602	1,988	4.7
Pension funds	—	—	—	—
Managed portfolios	3,075	3,147	(72)	(2.3)
Managed and marketed customer funds	139,953	136,165	3,788	2.8

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

Ratios (%) and other data
ROE	15.78	13.00	2.78 p.
Efficiency ratio (with amortisations)	38.6	39.7	(1.1 p.	)
NPL ratio	4.90	5.74	(0.84 p.	)
NPL coverage	95.2	95.2	—
Number of employees	46,505	48,312	(1,807)		(3.7)
Number of branches	3,391	3,489	(98)		(2.8)

Brazil

EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15
Income statement
Net interest income	2,199	2,295	2,277	2,188	2,289
Net fees	629	685	741	781	708
Gains (losses) on financial transactions	17	(37)	147	(31)	28
Other operating income *	7	44	26	40	21
Gross income	2,851	2,986	3,192	2,978	3,046
Operating expenses	(1,133)	(1,196)	(1,291)	(1,296)	(1,176)
General administrative expenses	(1,006)	(1,074)	(1,154)	(1,174)	(1,055)
Personnel	(550)	(591)	(621)	(625)	(581)
Other general administrative expenses	(456)	(483)	(533)	(549)	(474)
Depreciation and amortisation	(127)	(122)	(137)	(123)	(120)
Net operating income	1,719	1,791	1,900	1,682	1,870
Net loan-loss provisions	(905)	(933)	(958)	(887)	(826)
Other income	(143)	(166)	(253)	(244)	(209)
Profit before taxes	671	693	689	551	835
Tax on profit	(202)	(188)	(170)	(118)	(264)
Profit from continuing operations	469	504	520	433	571
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	469	504	520	433	571
Minority interests	106	110	111	42	55
Attributable profit to the Group	364	395	409	391	516

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15
Balance sheet
Customer loans **	68,518	71,475	72,918	74,373	72,492
Trading portfolio (w/o loans)	11,314	16,954	18,130	18,256	14,720
Available-for-sale financial assets	19,790	18,352	15,290	22,939	23,071
Due from credit institutions **	9,048	10,129	14,982	10,276	11,351
Intangible assets and property and equipment	2,797	2,796	2,742	2,640	2,683
Other assets	29,629	31,608	30,763	27,803	29,622
Total assets/liabilities & shareholders’ equity	141,097	151,315	154,824	156,287	153,938
Customer deposits **	65,934	68,450	70,892	68,539	65,221
Marketable debt securities **	19,898	21,772	22,999	21,903	22,597
Subordinated debt **	4,585	4,821	4,372	4,368	4,471
Insurance liabilities	—	—	—	—	1
Due to credit institutions **	13,824	16,122	16,651	22,826	21,014
Other liabilities	25,927	28,792	28,645	25,548	28,360
Stockholders’ equity ***	10,928	11,358	11,266	13,104	12,274
Other managed and marketed customer funds	45,749	49,593	50,864	49,806	47,664
Mutual funds	42,602	46,394	47,513	46,559	44,589
Pension funds	—	—	—	—	—
Managed portfolios	3,147	3,199	3,351	3,248	3,075
Managed and marketed customer funds	136,165	144,636	149,127	144,616	139,953

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

Other information
NPL ratio	5.74	5.78	5.64	5.05	4.90
NPL coverage	95.2	94.8	91.4	95.4	95.2
Cost of credit	5.82	5.38	5.14	4.91	4.63

Brazil

Constant EUR million

			Variation
	1Q 15	1Q 14	Amount	%
Income statement
Net interest income	2,289	2,216	74	3.3
Net fees	708	634	74	11.7
Gains (losses) on financial transactions	28	17	11	68.2
Other operating income *	21	7	14	210.6
Gross income	3,046	2,873	173	6.0
Operating expenses	(1,176)	(1,141)	(34)	3.0
General administrative expenses	(1,055)	(1,013)	(42)	4.1
Personnel	(581)	(554)	(27)	4.9
Other general administrative expenses	(474)	(460)	(15)	3.2
Depreciation and amortisation	(120)	(128)	7	(5.8)
Net operating income	1,870	1,732	138	8.0
Net loan-loss provisions	(826)	(911)	85	(9.3)
Other income	(209)	(144)	(65)	45.5
Profit before taxes	835	676	158	23.4
Tax on profit	(264)	(204)	(60)	29.6
Profit from continuing operations	571	473	98	20.7
Net profit from discontinued operations	—	—	—	—
Consolidated profit	571	473	98	20.7
Minority interests	55	106	(51)	(48.3)
Attributable profit to the Group	516	366	149	40.8

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.15	31.03.14	Amount	%
Balance sheet
Customer loans **	72,492	61,302	11,190	18.3
Trading portfolio (w/o loans)	14,720	10,122	4,598	45.4
Available-for-sale financial assets	23,071	17,706	5,365	30.3
Due from credit institutions **	11,351	8,095	3,256	40.2
Intangible assets and property and equipment	2,683	2,503	180	7.2
Other assets	29,622	26,508	3,114	11.7
Total assets/liabilities & shareholders’ equity	153,938	126,236	27,703	21.9
Customer deposits **	65,221	58,989	6,231	10.6
Marketable debt securities **	22,597	17,802	4,795	26.9
Subordinated debt **	4,471	4,102	369	9.0
Insurance liabilities	1	—	1	—
Due to credit institutions **	21,014	12,368	8,646	69.9
Other liabilities	28,360	23,197	5,163	22.3
Stockholders’ equity ***	12,274	9,777	2,497	25.5
Other managed and marketed customer funds	47,664	40,930	6,734	16.5
Mutual funds	44,589	38,115	6,475	17.0
Pension funds	—	—	—	—
Managed portfolios	3,075	2,815	260	9.2
Managed and marketed customer funds	139,953	121,824	18,130	14.9

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

Brazil

Constant EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15
Income statement
Net interest income	2,216	2,182	2,129	2,162	2,289
Net fees	634	652	695	770	708
Gains (losses) on financial transactions	17	(36)	142	(30)	28
Other operating income *	7	43	24	40	21
Gross income	2,873	2,840	2,991	2,942	3,046
Operating expenses	(1,141)	(1,137)	(1,211)	(1,279)	(1,176)
General administrative expenses	(1,013)	(1,022)	(1,082)	(1,157)	(1,055)
Personnel	(554)	(562)	(582)	(617)	(581)
Other general administrative expenses	(460)	(459)	(500)	(541)	(474)
Depreciation and amortisation	(128)	(116)	(129)	(121)	(120)
Net operating income	1,732	1,703	1,780	1,663	1,870
Net loan-loss provisions	(911)	(887)	(896)	(876)	(826)
Other income	(144)	(158)	(239)	(240)	(209)
Profit before taxes	676	658	645	546	835
Tax on profit	(204)	(178)	(158)	(118)	(264)
Profit from continuing operations	473	480	487	429	571
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	473	480	487	429	571
Minority interests	106	104	104	43	55
Attributable profit to the Group	366	376	383	386	516

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15
Balance sheet
Customer loans **	61,302	61,342	64,288	68,521	72,492
Trading portfolio (w/o loans)	10,122	14,551	15,984	16,819	14,720
Available-for-sale financial assets	17,706	15,750	13,480	21,134	23,071
Due from credit institutions **	8,095	8,693	13,209	9,467	11,351
Intangible assets and property and equipment	2,503	2,400	2,418	2,432	2,683
Other assets	26,508	27,127	27,122	25,615	29,622
Total assets/liabilities & shareholders’ equity	126,236	129,863	136,502	143,988	153,938
Customer deposits **	58,989	58,746	62,503	63,145	65,221
Marketable debt securities **	17,802	18,686	20,277	20,179	22,597
Subordinated debt **	4,102	4,137	3,854	4,024	4,471
Insurance liabilities	—	—	—	—	1
Due to credit institutions **	12,368	13,836	14,680	21,029	21,014
Other liabilities	23,197	24,710	25,255	23,537	28,360
Stockholders’ equity ***	9,777	9,748	9,932	12,072	12,274
Other managed and marketed customer funds	40,930	42,562	44,845	45,887	47,664
Mutual funds	38,115	39,817	41,890	42,895	44,589
Pension funds	—	—	—	—	—
Managed portfolios	2,815	2,745	2,955	2,992	3,075
Managed and marketed customer funds	121,824	124,131	131,479	133,235	139,953

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

Brazil

R$ million

			Variation
	1Q 15	1Q 14	Amount	%
Income statement
Net interest income	7,360	7,124	236	3.3
Net fees	2,275	2,037	238	11.7
Gains (losses) on financial transactions	90	53	36	68.2
Other operating income *	67	21	45	210.6
Gross income	9,792	9,236	556	6.0
Operating expenses	(3,779)	(3,669)	(111)	3.0
General administrative expenses	(3,392)	(3,258)	(134)	4.1
Personnel	(1,868)	(1,780)	(88)	4.9
Other general administrative expenses	(1,525)	(1,478)	(47)	3.2
Depreciation and amortisation	(387)	(411)	24	(5.8)
Net operating income	6,012	5,567	445	8.0
Net loan-loss provisions	(2,657)	(2,930)	274	(9.3)
Other income	(672)	(462)	(210)	45.5
Profit before taxes	2,683	2,175	509	23.4
Tax on profit	(849)	(655)	(194)	29.6
Profit from continuing operations	1,834	1,520	315	20.7
Net profit from discontinued operations	—	—	—	—
Consolidated profit	1,834	1,520	315	20.7
Minority interests	177	342	(165)	(48.3)
Attributable profit to the Group	1,657	1,178	480	40.8

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.15	31.03.14	Amount	%
Balance sheet
Customer loans **	253,417	214,298	39,119	18.3
Trading portfolio (w/o loans)	51,459	35,386	16,072	45.4
Available-for-sale financial assets	80,650	61,896	18,754	30.3
Due from credit institutions **	39,680	28,299	11,382	40.2
Intangible assets and property and equipment	9,380	8,749	631	7.2
Other assets	103,552	92,667	10,885	11.7
Total assets/liabilities & shareholders’ equity	538,138	441,295	96,843	21.9
Customer deposits **	227,998	206,215	21,783	10.6
Marketable debt securities **	78,994	62,233	16,761	26.9
Subordinated debt **	15,630	14,339	1,291	9.0
Insurance liabilities	3	—	3	—
Due to credit institutions **	73,462	43,237	30,225	69.9
Other liabilities	99,141	81,091	18,050	22.3
Stockholders’ equity ***	42,908	34,180	8,728	25.5
Other managed and marketed customer funds	166,625	143,083	23,542	16.5
Mutual funds	155,875	133,241	22,634	17.0
Pension funds	—	—	—	—
Managed portfolios	10,750	9,842	908	9.2
Managed and marketed customer funds	489,248	425,871	63,377	14.9

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

Brazil

R$ million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15
Income statement
Net interest income	7,124	7,015	6,845	6,951	7,360
Net fees	2,037	2,096	2,235	2,474	2,275
Gains (losses) on financial transactions	53	(117)	458	(95)	90
Other operating income *	21	137	78	128	67
Gross income	9,236	9,132	9,617	9,458	9,792
Operating expenses	(3,669)	(3,657)	(3,893)	(4,111)	(3,779)
General administrative expenses	(3,258)	(3,285)	(3,479)	(3,721)	(3,392)
Personnel	(1,780)	(1,808)	(1,870)	(1,982)	(1,868)
Other general administrative expenses	(1,478)	(1,477)	(1,608)	(1,738)	(1,525)
Depreciation and amortisation	(411)	(371)	(414)	(390)	(387)
Net operating income	5,567	5,475	5,724	5,347	6,012
Net loan-loss provisions	(2,930)	(2,850)	(2,882)	(2,818)	(2,657)
Other income	(462)	(508)	(770)	(772)	(672)
Profit before taxes	2,175	2,117	2,072	1,757	2,683
Tax on profit	(655)	(573)	(508)	(379)	(849)
Profit from continuing operations	1,520	1,544	1,564	1,378	1,834
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	1,520	1,544	1,564	1,378	1,834
Minority interests	342	336	333	137	177
Attributable profit to the Group	1,178	1,208	1,231	1,241	1,657

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15
Balance sheet
Customer loans **	214,298	214,440	224,739	239,534	253,417
Trading portfolio (w/o loans)	35,386	50,867	55,877	58,797	51,459
Available-for-sale financial assets	61,896	55,060	47,125	73,879	80,650
Due from credit institutions **	28,299	30,390	46,175	33,096	39,680
Intangible assets and property and equipment	8,749	8,389	8,452	8,501	9,380
Other assets	92,667	94,830	94,815	89,545	103,552
Total assets/liabilities & shareholders’ equity	441,295	453,975	477,183	503,353	538,138
Customer deposits **	206,215	205,364	218,497	220,744	227,998
Marketable debt securities **	62,233	65,322	70,886	70,543	78,994
Subordinated debt **	14,339	14,463	13,473	14,067	15,630
Insurance liabilities	—	—	—	—	3
Due to credit institutions **	43,237	48,368	51,319	73,515	73,462
Other liabilities	81,091	86,382	88,286	82,281	99,141
Stockholders’ equity ***	34,180	34,076	34,722	42,203	42,908
Other managed and marketed customer funds	143,083	148,788	156,768	160,410	166,625
Mutual funds	133,241	139,191	146,439	149,951	155,875
Pension funds	—	—	—	—	—
Managed portfolios	9,842	9,597	10,329	10,459	10,750
Managed and marketed customer funds	425,871	433,937	459,623	465,765	489,248

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

Mexico

EUR million

			Variation
	1Q 15	1Q 14	Amount	%
Income statement
Net interest income	610	509	101	19.8
Net fees	195	190	5	2.6
Gains (losses) on financial transactions	44	27	17	63.8
Other operating income *	(15)	(12)	(2)	20.2
Gross income	833	713	120	16.9
Operating expenses	(349)	(307)	(43)	14.0
General administrative expenses	(309)	(273)	(36)	13.2
Personnel	(171)	(142)	(29)	20.3
Other general administrative expenses	(139)	(131)	(7)	5.6
Depreciation and amortisation	(40)	(33)	(7)	20.5
Net operating income	484	407	77	19.0
Net loan-loss provisions	(211)	(179)	(32)	18.0
Other income	8	(2)	9	—
Profit before taxes	281	226	54	24.0
Tax on profit	(65)	(48)	(17)	35.1
Profit from continuing operations	215	178	37	21.0
Net profit from discontinued operations	—	—	—	—
Consolidated profit	215	178	37	21.0
Minority interests	48	40	8	20.1
Attributable profit to the Group	167	138	29	21.3

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.15	31.03.14	Amount	%
Balance sheet
Customer loans **	29,112	22,381	6,731	30.1
Trading portfolio (w/o loans)	16,677	11,293	5,384	47.7
Available-for-sale financial assets	4,065	3,475	590	17.0
Due from credit institutions **	8,447	8,347	99	1.2
Intangible assets and property and equipment	493	395	98	24.8
Other assets	6,323	5,637	687	12.2
Total assets/liabilities & shareholders’ equity	65,118	51,529	13,589	26.4
Customer deposits **	30,965	25,592	5,373	21.0
Marketable debt securities **	4,492	2,496	1,996	80.0
Subordinated debt **	1,202	946	256	27.1
Insurance liabilities	—	—	—	—
Due to credit institutions **	9,974	5,922	4,051	68.4
Other liabilities	13,608	12,010	1,598	13.3
Stockholders’ equity ***	4,877	4,563	314	6.9
Other managed and marketed customer funds	13,222	11,016	2,206	20.0
Mutual funds	13,222	11,016	2,206	20.0
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Managed and marketed customer funds	49,881	40,049	9,832	24.5

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

Ratios (%) and other data
ROE	13.90	12.55	1.35 p.
Efficiency ratio (with amortisations)	41.9	43.0	(1.0 p.	)
NPL ratio	3.71	3.62	0.09 p.
NPL coverage	88.4	98.6	(10.2 p.	)
Number of employees	16,944	14,837	2,107		14.2
Number of branches	1,350	1,279	71		5.6

Mexico

EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15
Income statement
Net interest income	509	529	561	584	610
Net fees	190	191	192	198	195
Gains (losses) on financial transactions	27	62	53	23	44
Other operating income *	(12)	(7)	(15)	(10)	(15)
Gross income	713	775	791	793	833
Operating expenses	(307)	(312)	(319)	(322)	(349)
General administrative expenses	(273)	(281)	(286)	(288)	(309)
Personnel	(142)	(148)	(156)	(162)	(171)
Other general administrative expenses	(131)	(133)	(130)	(127)	(139)
Depreciation and amortisation	(33)	(31)	(33)	(34)	(40)
Net operating income	407	463	471	471	484
Net loan-loss provisions	(179)	(191)	(210)	(177)	(211)
Other income	(2)	(2)	6	(1)	8
Profit before taxes	226	271	267	293	281
Tax on profit	(48)	(56)	(50)	(52)	(65)
Profit from continuing operations	178	214	217	242	215
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	178	214	217	242	215
Minority interests	40	46	49	56	48
Attributable profit to the Group	138	169	167	186	167

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15
Balance sheet
Customer loans **	22,381	24,516	26,162	25,873	29,112
Trading portfolio (w/o loans)	11,293	11,603	12,469	10,185	16,677
Available-for-sale financial assets	3,475	3,944	4,097	4,624	4,065
Due from credit institutions **	8,347	6,975	9,606	7,058	8,447
Intangible assets and property and equipment	395	397	392	440	493
Other assets	5,637	5,494	5,463	5,545	6,323
Total assets/liabilities & shareholders’ equity	51,529	52,928	58,189	53,726	65,118
Customer deposits **	25,592	24,803	28,691	28,627	30,965
Marketable debt securities **	2,496	3,818	3,791	3,266	4,492
Subordinated debt **	946	971	1,027	1,088	1,202
Insurance liabilities	—	—	—	—	—
Due to credit institutions **	5,922	7,840	6,576	6,152	9,974
Other liabilities	12,010	10,799	13,302	9,796	13,608
Stockholders’ equity ***	4,563	4,696	4,802	4,797	4,877
Other managed and marketed customer funds	11,016	11,724	12,406	11,523	13,222
Mutual funds	11,016	11,724	12,406	11,523	13,222
Pension funds	—	—	—	—	—
Managed portfolios	—	—	—	—	—
Managed and marketed customer funds	40,049	41,316	45,915	44,504	49,881

(**).- Including all on-balance sheet balances for this item
(***).- Capital + reserves + profit + valuation adjustments

Other information
NPL ratio	3.62	3.52	3.74	3.84	3.71
NPL coverage	98.6	96.6	90.1	86.1	88.4
Cost of credit	3.59	3.58	3.26	2.98	2.92

Mexico

Constant EUR million

			Variation
	1Q 15	1Q 14	Amount	%
Income statement
Net interest income	610	549	61	11.1
Net fees	195	204	(10)	(4.8)
Gains (losses) on financial transactions	44	29	15	52.0
Other operating income *	(15)	(13)	(2)	11.5
Gross income	833	769	65	8.4
Operating expenses	(349)	(330)	(19)	5.8
General administrative expenses	(309)	(295)	(15)	5.0
Personnel	(171)	(153)	(18)	11.6
Other general administrative expenses	(139)	(142)	3	(2.0)
Depreciation and amortisation	(40)	(36)	(4)	11.8
Net operating income	484	438	46	10.4
Net loan-loss provisions	(211)	(192)	(18)	9.5
Other income	8	(2)	9	—
Profit before taxes	281	244	37	15.1
Tax on profit	(65)	(52)	(13)	25.3
Profit from continuing operations	215	192	24	12.3
Net profit from discontinued operations	—	—	—	—
Consolidated profit	215	192	24	12.3
Minority interests	48	43	5	11.4
Attributable profit to the Group	167	149	19	12.5

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.15	31.03.14	Amount	%
Balance sheet
Customer loans **	29,112	24,417	4,695	19.2
Trading portfolio (w/o loans)	16,677	12,321	4,356	35.4
Available-for-sale financial assets	4,065	3,791	274	7.2
Due from credit institutions **	8,447	9,107	(660)	(7.2)
Intangible assets and property and equipment	493	431	62	14.4
Other assets	6,323	6,150	174	2.8
Total assets/liabilities & shareholders’ equity	65,118	56,217	8,901	15.8
Customer deposits **	30,965	27,920	3,045	10.9
Marketable debt securities **	4,492	2,723	1,769	65.0
Subordinated debt **	1,202	1,032	170	16.5
Insurance liabilities	—	—	—	—
Due to credit institutions **	9,974	6,461	3,512	54.4
Other liabilities	13,608	13,103	505	3.9
Stockholders’ equity ***	4,877	4,978	(101)	(2.0)
Other managed and marketed customer funds	13,222	12,018	1,204	10.0
Mutual funds	13,222	12,018	1,204	10.0
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Managed and marketed customer funds	49,881	43,693	6,188	14.2

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

Mexico

Constant EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15
Income statement
Net interest income	549	561	579	601	610
Net fees	204	202	198	203	195
Gains (losses) on financial transactions	29	66	55	23	44
Other operating income *	(13)	(7)	(16)	(11)	(15)
Gross income	769	822	817	816	833
Operating expenses	(330)	(331)	(330)	(332)	(349)
General administrative expenses	(295)	(298)	(295)	(297)	(309)
Personnel	(153)	(156)	(161)	(166)	(171)
Other general administrative expenses	(142)	(141)	(134)	(130)	(139)
Depreciation and amortisation	(36)	(33)	(34)	(35)	(40)
Net operating income	438	491	487	485	484
Net loan-loss provisions	(192)	(202)	(217)	(182)	(211)
Other income	(2)	(2)	6	(1)	8
Profit before taxes	244	287	276	302	281
Tax on profit	(52)	(60)	(52)	(53)	(65)
Profit from continuing operations	192	227	224	249	215
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	192	227	224	249	215
Minority interests	43	48	51	58	48
Attributable profit to the Group	149	179	173	192	167

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15
Balance sheet
Customer loans **	24,417	26,298	26,931	27,997	29,112
Trading portfolio (w/o loans)	12,321	12,446	12,836	11,021	16,677
Available-for-sale financial assets	3,791	4,231	4,218	5,004	4,065
Due from credit institutions **	9,107	7,482	9,888	7,637	8,447
Intangible assets and property and equipment	431	425	403	476	493
Other assets	6,150	5,893	5,624	6,000	6,323
Total assets/liabilities & shareholders’ equity	56,217	56,775	59,900	58,136	65,118
Customer deposits **	27,920	26,606	29,534	30,977	30,965
Marketable debt securities **	2,723	4,096	3,902	3,534	4,492
Subordinated debt **	1,032	1,041	1,057	1,178	1,202
Insurance liabilities	—	—	—	—	—
Due to credit institutions **	6,461	8,410	6,769	6,657	9,974
Other liabilities	13,103	11,584	13,693	10,600	13,608
Stockholders’ equity ***	4,978	5,038	4,943	5,191	4,877
Other managed and marketed customer funds	12,018	12,576	12,770	12,469	13,222
Mutual funds	12,018	12,576	12,770	12,469	13,222
Pension funds	—	—	—	—	—
Managed portfolios	—	—	—	—	—
Managed and marketed customer funds	43,693	44,319	47,264	48,157	49,881

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

Mexico

Million pesos

			Variation
	1Q 15	1Q 14	Amount	%
Income statement
Net interest income	10,258	9,230	1,028	11.1
Net fees	3,273	3,438	(165)	(4.8)
Gains (losses) on financial transactions	736	484	252	52.0
Other operating income *	(249)	(223)	(26)	11.5
Gross income	14,017	12,928	1,089	8.4
Operating expenses	(5,878)	(5,557)	(321)	5.8
General administrative expenses	(5,206)	(4,955)	(250)	5.0
Personnel	(2,872)	(2,573)	(299)	11.6
Other general administrative expenses	(2,334)	(2,382)	49	(2.0)
Depreciation and amortisation	(672)	(601)	(71)	11.8
Net operating income	8,139	7,371	768	10.4
Net loan-loss provisions	(3,545)	(3,237)	(308)	9.5
Other income	130	(28)	158	—
Profit before taxes	4,724	4,106	618	15.1
Tax on profit	(1,100)	(878)	(222)	25.3
Profit from continuing operations	3,624	3,228	396	12.3
Net profit from discontinued operations	—	—	—	—
Consolidated profit	3,624	3,228	396	12.3
Minority interests	807	724	83	11.4
Attributable profit to the Group	2,817	2,504	313	12.5

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.15	31.03.14	Amount	%
Balance sheet
Customer loans **	480,702	403,181	77,521	19.2
Trading portfolio (w/o loans)	275,379	203,446	71,932	35.4
Available-for-sale financial assets	67,130	62,606	4,525	7.2
Due from credit institutions **	139,476	150,376	(10,900)	(7.2)
Intangible assets and property and equipment	8,147	7,120	1,028	14.4
Other assets	104,415	101,544	2,871	2.8
Total assets/liabilities & shareholders’ equity	1,075,250	928,273	146,977	15.8
Customer deposits **	511,307	461,025	50,282	10.9
Marketable debt securities **	74,174	44,957	29,217	65.0
Subordinated debt **	19,849	17,043	2,806	16.5
Insurance liabilities	—	—	—	—
Due to credit institutions **	164,689	106,691	57,998	54.4
Other liabilities	224,700	216,355	8,345	3.9
Stockholders’ equity ***	80,531	82,202	(1,670)	(2.0)
Other managed and marketed customer funds	218,327	198,447	19,879	10.0
Mutual funds	218,327	198,447	19,879	10.0
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Managed and marketed customer funds	823,657	721,473	102,184	14.2

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

Mexico

Million pesos

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15
Income statement
Net interest income	9,230	9,428	9,745	10,111	10,258
Net fees	3,438	3,404	3,329	3,418	3,273
Gains (losses) on financial transactions	484	1,113	925	383	736
Other operating income *	(223)	(125)	(261)	(180)	(249)
Gross income	12,928	13,821	13,738	13,732	14,017
Operating expenses	(5,557)	(5,560)	(5,545)	(5,579)	(5,878)
General administrative expenses	(4,955)	(5,006)	(4,969)	(4,990)	(5,206)
Personnel	(2,573)	(2,630)	(2,713)	(2,797)	(2,872)
Other general administrative expenses	(2,382)	(2,376)	(2,255)	(2,193)	(2,334)
Depreciation and amortisation	(601)	(553)	(576)	(589)	(672)
Net operating income	7,371	8,261	8,193	8,153	8,139
Net loan-loss provisions	(3,237)	(3,401)	(3,654)	(3,058)	(3,545)
Other income	(28)	(34)	106	(13)	130
Profit before taxes	4,106	4,827	4,644	5,083	4,724
Tax on profit	(878)	(1,002)	(874)	(891)	(1,100)
Profit from continuing operations	3,228	3,825	3,770	4,192	3,624
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	3,228	3,825	3,770	4,192	3,624
Minority interests	724	813	860	968	807
Attributable profit to the Group	2,504	3,012	2,910	3,225	2,817

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15
Balance sheet
Customer loans **	403,181	434,237	444,689	462,295	480,702
Trading portfolio (w/o loans)	203,446	205,512	211,949	181,988	275,379
Available-for-sale financial assets	62,606	69,858	69,645	82,629	67,130
Due from credit institutions **	150,376	123,543	163,276	126,112	139,476
Intangible assets and property and equipment	7,120	7,023	6,663	7,864	8,147
Other assets	101,544	97,312	92,864	99,082	104,415
Total assets/liabilities & shareholders’ equity	928,273	937,484	989,085	959,970	1,075,250
Customer deposits **	461,025	439,325	487,683	511,501	511,307
Marketable debt securities **	44,957	67,634	64,439	58,350	74,174
Subordinated debt **	17,043	17,192	17,456	19,446	19,849
Insurance liabilities	—	—	—	—	—
Due to credit institutions **	106,691	138,872	111,780	109,924	164,689
Other liabilities	216,355	191,277	226,100	175,028	224,700
Stockholders’ equity ***	82,202	83,185	81,627	85,721	80,531
Other managed and marketed customer funds	198,447	207,656	210,870	205,892	218,327
Mutual funds	198,447	207,656	210,870	205,892	218,327
Pension funds	—	—	—	—	—
Managed portfolios	—	—	—	—	—
Managed and marketed customer funds	721,473	731,806	780,448	795,189	823,657

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

Chile

EUR million

			Variation
	1Q 15	1Q 14	Amount	%
Income statement
Net interest income	398	408	(10)	(2.5)
Net fees	87	81	6	6.9
Gains (losses) on financial transactions	66	39	27	68.4
Other operating income *	4	5	(1)	(17.7)
Gross income	554	533	21	4.0
Operating expenses	(234)	(201)	(33)	16.4
General administrative expenses	(213)	(180)	(33)	18.3
Personnel	(129)	(108)	(21)	19.8
Other general administrative expenses	(84)	(72)	(11)	15.9
Depreciation and amortisation	(21)	(21)	(0)	0.9
Net operating income	320	332	(12)	(3.6)
Net loan-loss provisions	(132)	(116)	(16)	13.4
Other income	6	(7)	13	—
Profit before taxes	195	209	(14)	(6.9)
Tax on profit	(44)	(33)	(11)	33.8
Profit from continuing operations	150	176	(26)	(14.5)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	150	176	(26)	(14.5)
Minority interests	41	53	(12)	(22.1)
Attributable profit to the Group	109	123	(14)	(11.2)

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.15	31.03.14	Amount	%
Balance sheet
Customer loans **	34,510	27,993	6,517	23.3
Trading portfolio (w/o loans)	2,940	1,764	1,175	66.6
Available-for-sale financial assets	2,290	2,454	(164)	(6.7)
Due from credit institutions **	4,599	2,922	1,677	57.4
Intangible assets and property and equipment	382	313	70	22.3
Other assets	3,564	2,562	1,002	39.1
Total assets/liabilities & shareholders’ equity	48,285	38,009	10,277	27.0
Customer deposits **	26,499	20,436	6,064	29.7
Marketable debt securities **	7,404	5,399	2,006	37.1
Subordinated debt **	1,070	1,110	(40)	(3.6)
Insurance liabilities	—	—	—	—
Due to credit institutions **	4,404	4,548	(143)	(3.1)
Other liabilities	5,712	3,902	1,810	46.4
Stockholders’ equity ***	3,196	2,615	581	22.2
Other managed and marketed customer funds	7,871	5,864	2,007	34.2
Mutual funds	5,793	4,427	1,366	30.9
Pension funds	—	—	—	—
Managed portfolios	2,078	1,437	641	44.6
Managed and marketed customer funds	42,845	32,808	10,036	30.6

(**).- Including all on-balance sheet balances for this item
(***).- Capital + reserves + profit + valuation adjustments

Ratios (%) and other data
ROE	14.15	18.99	(4.84 p. )
Efficiency ratio (with amortisations)	42.3	37.7	4.5 p.
NPL ratio	5.88	5.99	(0.11 p. )
NPL coverage	52.0	50.7	1.3 p.
Number of employees	12,095	12,104	(9)	(0.1)
Number of branches	476	485	(9)	(1.9)

Chile

EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15
Income statement
Net interest income	408	447	387	491	398
Net fees	81	78	83	86	87
Gains (losses) on financial transactions	39	20	30	28	66
Other operating income *	5	5	5	3	4
Gross income	533	551	505	608	554
Operating expenses	(201)	(210)	(217)	(226)	(234)
General administrative expenses	(180)	(197)	(197)	(209)	(213)
Personnel	(108)	(123)	(122)	(131)	(129)
Other general administrative expenses	(72)	(74)	(75)	(78)	(84)
Depreciation and amortisation	(21)	(13)	(20)	(18)	(21)
Net operating income	332	341	288	382	320
Net loan-loss provisions	(116)	(118)	(131)	(156)	(132)
Other income	(7)	(3)	3	(18)	6
Profit before taxes	209	220	160	209	195
Tax on profit	(33)	(29)	(25)	28	(44)
Profit from continuing operations	176	192	136	236	150
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	176	192	136	236	150
Minority interests	53	59	43	74	41
Attributable profit to the Group	123	132	92	162	109

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15
Balance sheet
Customer loans **	27,993	28,701	29,057	30,550	34,510
Trading portfolio (w/o loans)	1,764	2,106	2,723	3,075	2,940
Available-for-sale financial assets	2,454	1,796	2,192	2,274	2,290
Due from credit institutions **	2,922	2,851	3,630	3,837	4,599
Intangible assets and property and equipment	313	281	295	347	382
Other assets	2,562	2,091	2,749	2,680	3,564
Total assets/liabilities & shareholders’ equity	38,009	37,826	40,647	42,763	48,285
Customer deposits **	20,436	19,929	21,294	23,352	26,499
Marketable debt securities **	5,399	6,146	6,047	6,650	7,404
Subordinated debt **	1,110	948	1,152	985	1,070
Insurance liabilities	—	—	—	—	—
Due to credit institutions **	4,548	4,643	5,129	4,382	4,404
Other liabilities	3,902	3,703	4,497	4,437	5,712
Stockholders’ equity ***	2,615	2,458	2,527	2,957	3,196
Other managed and marketed customer funds	5,864	6,346	6,777	7,256	7,871
Mutual funds	4,427	4,850	5,194	5,564	5,793
Pension funds	—	—	—	—	—
Managed portfolios	1,437	1,496	1,583	1,693	2,078
Managed and marketed customer funds	32,808	33,368	35,270	38,242	42,845

(**).- Including all on-balance sheet balances for this item
(***).- Capital + reserves + profit + valuation adjustments

Other information
NPL ratio	5.99	5.94	5.98	5.97	5.88
NPL coverage	50.7	51.7	52.3	52.4	52.0
Cost of credit	1.82	1.76	1.71	1.75	1.74

Chile

Constant EUR million

			Variation
	1Q 15	1Q 14	Amount	%
Income statement
Net interest income	398	439	(41)	(9.3)
Net fees	87	87	(0)	(0.5)
Gains (losses) on financial transactions	66	42	24	56.7
Other operating income *	4	5	(1)	(23.5)
Gross income	554	573	(19)	(3.3)
Operating expenses	(234)	(216)	(18)	8.3
General administrative expenses	(213)	(193)	(19)	10.0
Personnel	(129)	(116)	(13)	11.5
Other general administrative expenses	(84)	(78)	(6)	7.9
Depreciation and amortisation	(21)	(23)	1	(6.1)
Net operating income	320	357	(37)	(10.3)
Net loan-loss provisions	(132)	(125)	(7)	5.5
Other income	6	(7)	13	—
Profit before taxes	195	225	(30)	(13.4)
Tax on profit	(44)	(36)	(9)	24.5
Profit from continuing operations	150	189	(39)	(20.5)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	150	189	(39)	(20.5)
Minority interests	41	57	(16)	(27.5)
Attributable profit to the Group	109	132	(23)	(17.4)

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.15	31.03.14	Amount	%
Balance sheet
Customer loans **	34,510	31,591	2,919	9.2
Trading portfolio (w/o loans)	2,940	1,991	949	47.6
Available-for-sale financial assets	2,290	2,769	(479)	(17.3)
Due from credit institutions **	4,599	3,298	1,301	39.5
Intangible assets and property and equipment	382	353	29	8.3
Other assets	3,564	2,891	673	23.3
Total assets/liabilities & shareholders’ equity	48,285	42,894	5,391	12.6
Customer deposits **	26,499	23,062	3,437	14.9
Marketable debt securities **	7,404	6,093	1,312	21.5
Subordinated debt **	1,070	1,253	(183)	(14.6)
Insurance liabilities	—	—	—	—
Due to credit institutions **	4,404	5,132	(728)	(14.2)
Other liabilities	5,712	4,403	1,309	29.7
Stockholders’ equity ***	3,196	2,951	245	8.3
Other managed and marketed customer funds	7,871	6,617	1,254	18.9
Mutual funds	5,793	4,996	797	16.0
Pension funds	—	—	—	—
Managed portfolios	2,078	1,621	457	28.2
Managed and marketed customer funds	42,845	37,025	5,820	15.7

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

Chile

Constant EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15
Income statement
Net interest income	439	484	422	523	398
Net fees	87	85	90	92	87
Gains (losses) on financial transactions	42	21	32	30	66
Other operating income *	5	6	6	3	4
Gross income	573	596	550	647	554
Operating expenses	(216)	(227)	(236)	(241)	(234)
General administrative expenses	(193)	(213)	(214)	(222)	(213)
Personnel	(116)	(133)	(133)	(139)	(129)
Other general administrative expenses	(78)	(80)	(81)	(83)	(84)
Depreciation and amortisation	(23)	(14)	(21)	(19)	(21)
Net operating income	357	368	314	407	320
Net loan-loss provisions	(125)	(128)	(142)	(166)	(132)
Other income	(7)	(3)	3	(19)	6
Profit before taxes	225	238	175	222	195
Tax on profit	(36)	(31)	(27)	30	(44)
Profit from continuing operations	189	207	148	252	150
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	189	207	148	252	150
Minority interests	57	64	47	79	41
Attributable profit to the Group	132	143	101	173	109

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15
Balance sheet
Customer loans **	31,591	32,021	32,494	33,327	34,510
Trading portfolio (w/o loans)	1,991	2,349	3,045	3,355	2,940
Available-for-sale financial assets	2,769	2,004	2,452	2,480	2,290
Due from credit institutions **	3,298	3,181	4,059	4,186	4,599
Intangible assets and property and equipment	353	314	330	379	382
Other assets	2,891	2,332	3,074	2,924	3,564
Total assets/liabilities & shareholders’ equity	42,894	42,201	45,455	46,650	48,285
Customer deposits **	23,062	22,234	23,813	25,475	26,499
Marketable debt securities **	6,093	6,857	6,762	7,254	7,404
Subordinated debt **	1,253	1,058	1,289	1,074	1,070
Insurance liabilities	—	—	—	—	—
Due to credit institutions **	5,132	5,180	5,736	4,781	4,404
Other liabilities	4,403	4,131	5,029	4,841	5,712
Stockholders’ equity ***	2,951	2,742	2,826	3,226	3,196
Other managed and marketed customer funds	6,617	7,080	7,579	7,916	7,871
Mutual funds	4,996	5,411	5,809	6,069	5,793
Pension funds	—	—	—	—	—
Managed portfolios	1,621	1,669	1,770	1,846	2,078
Managed and marketed customer funds	37,025	37,228	39,442	41,719	42,845

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

Chile

Ch$ million

			Variation
	1Q 15	1Q 14	Amount	%
Income statement
Net interest income	279,722	308,334	(28,613)	(9.3)
Net fees	60,985	61,313	(328)	(0.5)
Gains (losses) on financial transactions	46,042	29,382	16,660	56.7
Other operating income *	2,611	3,411	(800)	(23.5)
Gross income	389,360	402,441	(13,081)	(3.3)
Operating expenses	(164,523)	(151,869)	(12,655)	8.3
General administrative expenses	(149,578)	(135,955)	(13,623)	10.0
Personnel	(90,793)	(81,450)	(9,343)	11.5
Other general administrative expenses	(58,785)	(54,505)	(4,280)	7.9
Depreciation and amortisation	(14,945)	(15,913)	968	(6.1)
Net operating income	224,837	250,572	(25,736)	(10.3)
Net loan-loss provisions	(92,461)	(87,661)	(4,801)	5.5
Other income	4,340	(5,126)	9,466	—
Profit before taxes	136,715	157,786	(21,070)	(13.4)
Tax on profit	(31,085)	(24,975)	(6,110)	24.5
Profit from continuing operations	105,630	132,811	(27,181)	(20.5)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	105,630	132,811	(27,181)	(20.5)
Minority interests	29,047	40,073	(11,026)	(27.5)
Attributable profit to the Group	76,583	92,738	(16,155)	(17.4)

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.15	31.03.14	Amount	%
Balance sheet
Customer loans **	23,324,691	21,351,994	1,972,696	9.2
Trading portfolio (w/o loans)	1,986,953	1,345,769	641,184	47.6
Available-for-sale financial assets	1,547,496	1,871,483	(323,988)	(17.3)
Due from credit institutions **	3,108,653	2,228,999	879,654	39.5
Intangible assets and property and equipment	258,454	238,548	19,906	8.3
Other assets	2,408,832	1,954,301	454,530	23.3
Total assets/liabilities & shareholders’ equity	32,635,077	28,991,095	3,643,982	12.6
Customer deposits **	17,910,204	15,587,270	2,322,934	14.9
Marketable debt securities **	5,004,370	4,117,862	886,508	21.5
Subordinated debt **	723,272	846,837	(123,565)	(14.6)
Insurance liabilities	—	—	—	—
Due to credit institutions **	2,976,825	3,468,685	(491,861)	(14.2)
Other liabilities	3,860,523	2,975,939	884,583	29.7
Stockholders’ equity ***	2,159,883	1,994,502	165,382	8.3
Other managed and marketed customer funds	5,319,970	4,472,554	847,415	18.9
Mutual funds	3,915,566	3,376,825	538,742	16.0
Pension funds	—	—	—	—
Managed portfolios	1,404,403	1,095,730	308,673	28.2
Managed and marketed customer funds	28,957,816	25,024,523	3,933,293	15.7

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

Chile

Ch$ million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15
Income statement
Net interest income	308,334	339,971	296,294	367,491	279,722
Net fees	61,313	59,612	63,463	64,562	60,985
Gains (losses) on financial transactions	29,382	15,021	22,665	20,840	46,042
Other operating income *	3,411	3,946	3,866	2,051	2,611
Gross income	402,441	418,550	386,288	454,944	389,360
Operating expenses	(151,869)	(159,697)	(165,673)	(169,031)	(164,523)
General administrative expenses	(135,955)	(149,509)	(150,700)	(155,926)	(149,578)
Personnel	(81,450)	(93,516)	(93,478)	(97,626)	(90,793)
Other general administrative expenses	(54,505)	(55,993)	(57,222)	(58,299)	(58,785)
Depreciation and amortisation	(15,913)	(10,188)	(14,972)	(13,106)	(14,945)
Net operating income	250,572	258,854	220,615	285,913	224,837
Net loan-loss provisions	(87,661)	(89,606)	(100,021)	(116,599)	(92,461)
Other income	(5,126)	(1,977)	2,120	(13,438)	4,340
Profit before taxes	157,786	167,271	122,714	155,876	136,715
Tax on profit	(24,975)	(21,715)	(18,833)	21,170	(31,085)
Profit from continuing operations	132,811	145,556	103,882	177,046	105,630
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	132,811	145,556	103,882	177,046	105,630
Minority interests	40,073	45,172	33,154	55,573	29,047
Attributable profit to the Group	92,738	100,384	70,728	121,473	76,583

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15
Balance sheet
Customer loans **	21,351,994	21,642,312	21,962,215	22,525,228	23,324,691
Trading portfolio (w/o loans)	1,345,769	1,587,678	2,058,276	2,267,402	1,986,953
Available-for-sale financial assets	1,871,483	1,354,485	1,656,941	1,676,518	1,547,496
Due from credit institutions **	2,228,999	2,149,940	2,743,727	2,829,090	3,108,653
Intangible assets and property and equipment	238,548	212,189	223,326	255,870	258,454
Other assets	1,954,301	1,576,360	2,077,558	1,975,977	2,408,832
Total assets/liabilities & shareholders’ equity	28,991,095	28,522,964	30,722,042	31,530,086	32,635,077
Customer deposits **	15,587,270	15,027,577	16,094,833	17,217,818	17,910,204
Marketable debt securities **	4,117,862	4,634,207	4,570,224	4,902,966	5,004,370
Subordinated debt **	846,837	714,810	870,952	725,916	723,272
Insurance liabilities	—	—	—	—	—
Due to credit institutions **	3,468,685	3,500,912	3,876,721	3,231,070	2,976,825
Other liabilities	2,975,939	2,792,143	3,399,220	3,271,869	3,860,523
Stockholders’ equity ***	1,994,502	1,853,315	1,910,091	2,180,448	2,159,883
Other managed and marketed customer funds	4,472,554	4,785,008	5,122,202	5,350,036	5,319,970
Mutual funds	3,376,825	3,656,974	3,925,929	4,102,113	3,915,566
Pension funds	—	—	—	—	—
Managed portfolios	1,095,730	1,128,033	1,196,273	1,247,923	1,404,403
Managed and marketed customer funds	25,024,523	25,161,602	26,658,212	28,196,736	28,957,816

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

USA

EUR million

			Variation
	1Q 15	1Q 14	Amount	%
Income statement
Net interest income	1,421	1,098	323	29.4
Net fees	220	164	56	34.2
Gains (losses) on financial transactions	34	28	6	21.2
Other operating income *	91	16	75	459.2
Gross income	1,766	1,306	460	35.2
Operating expenses	(630)	(476)	(154)	32.3
General administrative expenses	(561)	(417)	(145)	34.7
Personnel	(328)	(235)	(94)	39.9
Other general administrative expenses	(233)	(182)	(51)	28.1
Depreciation and amortisation	(69)	(60)	(9)	15.2
Net operating income	1,136	830	306	36.9
Net loan-loss provisions	(639)	(547)	(92)	16.9
Other income	(18)	(2)	(16)	690.4
Profit before taxes	479	281	198	70.3
Tax on profit	(133)	(79)	(54)	67.8
Profit from continuing operations	346	202	144	71.3
Net profit from discontinued operations	—	—	—	—
Consolidated profit	346	202	144	71.3
Minority interests	100	44	56	126.6
Attributable profit to the Group	246	158	88	55.9

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.15	31.03.14	Amount		%
Balance sheet
Customer loans **	78,763	59,088	19,675		33.3
Trading portfolio (w/o loans)	357	127	230		182.1
Available-for-sale financial assets	16,497	8,971	7,526		83.9
Due from credit institutions **	3,549	2,065	1,484		71.9
Intangible assets and property and equipment	7,925	3,245	4,680		144.2
Other assets	6,653	5,144	1,509		29.3
Total assets/liabilities & shareholders’ equity	113,744	78,639	35,105		44.6
Customer deposits **	54,462	39,551	14,912		37.7
Marketable debt securities **	19,221	12,436	6,785		54.6
Subordinated debt **	891	683	208		30.5
Insurance liabilities	—	—	—		—
Due to credit institutions **	23,437	12,053	11,384		94.5
Other liabilities	5,843	3,825	2,019		52.8
Stockholders’ equity ***	9,889	10,092	(203)		(2.0)
Other managed and marketed customer funds	12,773	5,356	7,416		138.5
Mutual funds	6,020	843	5,177		614.5
Pension funds	—	—	—		—
Managed portfolios	6,753	4,514	2,239		49.6
Managed and marketed customer funds	87,347	58,025	29,321		50.5

(**).- Including all on-balance sheet balances for this item
(***).- Capital + reserves + profit + valuation adjustments

Ratios (%) and other data
ROE	9.82	6.76	3.06 p.
Efficiency ratio (with amortisations)	35.7	36.5	(0.8 p.	)
NPL ratio	2.30	2.88	(0.58 p.	)
NPL coverage	210.7	163.3	47.4 p.
Number of employees	16,145	15,436	709		4.6
Number of branches	804	815	(11)		(1.3)

USA

EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15
Income statement
Net interest income	1,098	1,139	1,185	1,220	1,421
Net fees	164	173	169	177	220
Gains (losses) on financial transactions	28	15	62	57	34
Other operating income *	16	32	41	65	91
Gross income	1,306	1,359	1,457	1,519	1,766
Operating expenses	(476)	(473)	(516)	(566)	(630)
General administrative expenses	(417)	(428)	(459)	(509)	(561)
Personnel	(235)	(247)	(259)	(289)	(328)
Other general administrative expenses	(182)	(181)	(200)	(220)	(233)
Depreciation and amortisation	(60)	(45)	(57)	(57)	(69)
Net operating income	830	886	941	953	1,136
Net loan-loss provisions	(547)	(499)	(611)	(576)	(639)
Other income	(2)	(3)	(14)	30	(18)
Profit before taxes	281	384	317	407	479
Tax on profit	(79)	(120)	(72)	(98)	(133)
Profit from continuing operations	202	264	244	309	346
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	202	264	244	309	346
Minority interests	44	65	49	61	100
Attributable profit to the Group	158	199	195	248	246

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15
Balance sheet
Customer loans **	59,088	60,006	63,729	67,175	78,763
Trading portfolio (w/o loans)	127	248	240	926	357
Available-for-sale financial assets	8,971	8,228	11,627	12,695	16,497
Due from credit institutions **	2,065	2,228	2,341	2,462	3,549
Intangible assets and property and equipment	3,245	4,594	5,966	6,858	7,925
Other assets	5,144	6,559	5,723	6,864	6,653
Total assets/liabilities & shareholders’ equity	78,639	81,864	89,626	96,982	113,744
Customer deposits **	39,551	39,878	44,298	46,575	54,462
Marketable debt securities **	12,436	14,373	15,810	16,000	19,221
Subordinated debt **	683	680	755	772	891
Insurance liabilities	—	—	—	—	—
Due to credit institutions **	12,053	12,580	13,717	17,254	23,437
Other liabilities	3,825	4,058	4,723	5,869	5,843
Stockholders’ equity ***	10,092	10,296	10,323	10,513	9,889
Other managed and marketed customer funds	5,356	5,731	6,855	7,552	12,773
Mutual funds	843	844	1,431	1,640	6,020
Pension funds	—	—	—	—	—
Managed portfolios	4,514	4,887	5,424	5,912	6,753
Managed and marketed customer funds	58,025	60,661	67,718	70,897	87,347

(**).- Including all on-balance sheet balances for this item
(***).- Capital + reserves + profit + valuation adjustments

Other information
NPL ratio	2.88	2.93	2.68	2.54	2.30
NPL coverage	163.3	165.0	184.1	192.8	210.7
Cost of credit	2.94	3.15	3.40	3.45	3.40

USA

Constant EUR million

			Variation
	1Q 15	1Q 14	Amount	%
Income statement
Net interest income	1,421	1,337	84	6.3
Net fees	220	200	20	10.2
Gains (losses) on financial transactions	34	34	(0)	(0.4)
Other operating income *	91	20	72	359.3
Gross income	1,766	1,591	176	11.1
Operating expenses	(630)	(580)	(50)	8.7
General administrative expenses	(561)	(507)	(54)	10.7
Personnel	(328)	(286)	(42)	14.9
Other general administrative expenses	(233)	(222)	(12)	5.2
Depreciation and amortisation	(69)	(73)	4	(5.4)
Net operating income	1,136	1,011	126	12.4
Net loan-loss provisions	(639)	(666)	26	(4.0)
Other income	(18)	(3)	(16)	549.2
Profit before taxes	479	342	136	39.9
Tax on profit	(133)	(96)	(36)	37.8
Profit from continuing operations	346	246	100	40.7
Net profit from discontinued operations	—	—	—	—
Consolidated profit	346	246	100	40.7
Minority interests	100	54	46	86.1
Attributable profit to the Group	246	192	54	28.1

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.15	31.03.14	Amount	%
Balance sheet
Customer loans **	78,763	75,723	3,040	4.0
Trading portfolio (w/o loans)	357	162	195	120.1
Available-for-sale financial assets	16,497	11,496	5,001	43.5
Due from credit institutions **	3,549	2,646	903	34.1
Intangible assets and property and equipment	7,925	4,159	3,766	90.6
Other assets	6,653	6,592	61	0.9
Total assets/liabilities & shareholders’ equity	113,744	100,778	12,966	12.9
Customer deposits **	54,462	50,685	3,777	7.5
Marketable debt securities **	19,221	15,937	3,284	20.6
Subordinated debt **	891	875	16	1.8
Insurance liabilities	—	—	—	—
Due to credit institutions **	23,437	15,447	7,991	51.7
Other liabilities	5,843	4,901	942	19.2
Stockholders’ equity ***	9,889	12,934	(3,044)	(23.5)
Other managed and marketed customer funds	12,773	6,864	5,908	86.1
Mutual funds	6,020	1,080	4,940	457.5
Pension funds	—	—	—	—
Managed portfolios	6,753	5,785	968	16.7
Managed and marketed customer funds	87,347	74,361	12,985	17.5

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

USA

Constant EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15
Income statement
Net interest income	1,337	1,388	1,396	1,352	1,421
Net fees	200	210	199	197	220
Gains (losses) on financial transactions	34	19	74	64	34
Other operating income *	20	39	49	75	91
Gross income	1,591	1,657	1,717	1,688	1,766
Operating expenses	(580)	(577)	(608)	(630)	(630)
General administrative expenses	(507)	(521)	(541)	(567)	(561)
Personnel	(286)	(301)	(305)	(322)	(328)
Other general administrative expenses	(222)	(221)	(236)	(245)	(233)
Depreciation and amortisation	(73)	(55)	(67)	(63)	(69)
Net operating income	1,011	1,080	1,109	1,057	1,136
Net loan-loss provisions	(666)	(608)	(721)	(638)	(639)
Other income	(3)	(4)	(17)	36	(18)
Profit before taxes	342	468	372	455	479
Tax on profit	(96)	(146)	(84)	(109)	(133)
Profit from continuing operations	246	322	288	346	346
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	246	322	288	346	346
Minority interests	54	80	58	67	100
Attributable profit to the Group	192	242	230	279	246

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15
Balance sheet
Customer loans **	75,723	76,174	74,533	75,804	78,763
Trading portfolio (w/o loans)	162	315	281	1,045	357
Available-for-sale financial assets	11,496	10,445	13,598	14,326	16,497
Due from credit institutions **	2,646	2,829	2,738	2,779	3,549
Intangible assets and property and equipment	4,159	5,832	6,978	7,739	7,925
Other assets	6,592	8,327	6,693	7,746	6,653
Total assets/liabilities & shareholders’ equity	100,778	103,922	104,821	109,439	113,744
Customer deposits **	50,685	50,623	51,808	52,557	54,462
Marketable debt securities **	15,937	18,246	18,490	18,055	19,221
Subordinated debt **	875	863	883	871	891
Insurance liabilities	—	—	—	—	—
Due to credit institutions **	15,447	15,969	16,042	19,470	23,437
Other liabilities	4,901	5,151	5,524	6,622	5,843
Stockholders’ equity ***	12,934	13,070	12,073	11,864	9,889
Other managed and marketed customer funds	6,864	7,275	8,017	8,521	12,773
Mutual funds	1,080	1,072	1,674	1,850	6,020
Pension funds	—	—	—	—	—
Managed portfolios	5,785	6,204	6,343	6,671	6,753
Managed and marketed customer funds	74,361	77,006	79,199	80,004	87,347

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

USA

US$ million

			Variation
	1Q 15	1Q 14	Amount	%
Income statement
Net interest income	1,598	1,504	95	6.3
Net fees	247	224	23	10.2
Gains (losses) on financial transactions	38	39	(0)	(0.4)
Other operating income *	103	22	80	359.3
Gross income	1,987	1,789	198	11.1
Operating expenses	(709)	(652)	(56)	8.7
General administrative expenses	(631)	(571)	(61)	10.7
Personnel	(369)	(321)	(48)	14.9
Other general administrative expenses	(262)	(249)	(13)	5.2
Depreciation and amortisation	(77)	(82)	4	(5.4)
Net operating income	1,278	1,137	141	12.4
Net loan-loss provisions	(719)	(749)	30	(4.0)
Other income	(21)	(3)	(18)	549.2
Profit before taxes	538	385	153	39.9
Tax on profit	(149)	(108)	(41)	37.8
Profit from continuing operations	389	276	113	40.7
Net profit from discontinued operations	—	—	—	—
Consolidated profit	389	276	113	40.7
Minority interests	112	60	52	86.1
Attributable profit to the Group	277	216	61	28.1

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.15	31.03.14	Amount	%
Balance sheet
Customer loans **	84,741	81,470	3,271	4.0
Trading portfolio (w/o loans)	384	174	210	120.1
Available-for-sale financial assets	17,749	12,369	5,380	43.5
Due from credit institutions **	3,819	2,847	972	34.1
Intangible assets and property and equipment	8,527	4,475	4,052	90.6
Other assets	7,158	7,092	65	0.9
Total assets/liabilities & shareholders’ equity	122,377	108,427	13,950	12.9
Customer deposits **	58,596	54,532	4,064	7.5
Marketable debt securities **	20,680	17,146	3,533	20.6
Subordinated debt **	958	941	17	1.8
Insurance liabilities	—	—	—	—
Due to credit institutions **	25,216	16,619	8,597	51.7
Other liabilities	6,287	5,273	1,014	19.2
Stockholders’ equity ***	10,640	13,915	(3,275)	(23.5)
Other managed and marketed customer funds	13,742	7,385	6,357	86.1
Mutual funds	6,477	1,162	5,315	457.5
Pension funds	—	—	—	—
Managed portfolios	7,265	6,224	1,042	16.7
Managed and marketed customer funds	93,976	80,005	13,971	17.5
(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

USA

US$ million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15
Income statement
Net interest income	1,504	1,562	1,570	1,521	1,598
Net fees	224	237	224	221	247
Gains (losses) on financial transactions	39	21	83	72	38
Other operating income *	22	44	55	84	103
Gross income	1,789	1,864	1,931	1,898	1,987
Operating expenses	(652)	(649)	(684)	(709)	(709)
General administrative expenses	(571)	(587)	(609)	(638)	(631)
Personnel	(321)	(338)	(343)	(362)	(369)
Other general administrative expenses	(249)	(248)	(266)	(276)	(262)
Depreciation and amortisation	(82)	(62)	(75)	(71)	(77)
Net operating income	1,137	1,215	1,248	1,189	1,278
Net loan-loss provisions	(749)	(684)	(811)	(718)	(719)
Other income	(3)	(4)	(19)	40	(21)
Profit before taxes	385	527	418	512	538
Tax on profit	(108)	(165)	(94)	(122)	(149)
Profit from continuing operations	276	362	324	390	389
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	276	362	324	390	389
Minority interests	60	90	65	76	112
Attributable profit to the Group	216	272	259	314	277

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15
Balance sheet
Customer loans **	81,470	81,956	80,190	81,558	84,741
Trading portfolio (w/o loans)	174	339	302	1,124	384
Available-for-sale financial assets	12,369	11,238	14,630	15,413	17,749
Due from credit institutions **	2,847	3,043	2,946	2,990	3,819
Intangible assets and property and equipment	4,475	6,274	7,507	8,327	8,527
Other assets	7,092	8,959	7,201	8,334	7,158
Total assets/liabilities & shareholders’ equity	108,427	111,809	112,777	117,745	122,377
Customer deposits **	54,532	54,465	55,740	56,546	58,596
Marketable debt securities **	17,146	19,630	19,894	19,425	20,680
Subordinated debt **	941	928	950	937	958
Insurance liabilities	—	—	—	—	—
Due to credit institutions **	16,619	17,182	17,260	20,948	25,216
Other liabilities	5,273	5,542	5,943	7,125	6,287
Stockholders’ equity ***	13,915	14,062	12,989	12,764	10,640
Other managed and marketed customer funds	7,385	7,828	8,626	9,168	13,742
Mutual funds	1,162	1,153	1,801	1,991	6,477
Pension funds	—	—	—	—	—
Managed portfolios	6,224	6,675	6,825	7,178	7,265
Managed and marketed customer funds	80,005	82,851	85,210	86,077	93,976

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

Corporate Activities

EUR million

			Variation
	1Q 15	1Q 14	Amount	%
Income statement
Net interest income	(483)	(534)	51	(9.5)
Net fees	(15)	(8)	(6)	78.7
Gains (losses) on financial transactions	247	302	(55)	(18.2)
Other operating income	(1)	16	(17)	—
Dividends	1	5	(4)	(77.8)
Income from equity-accounted method	(12)	0	(13)	—
Other operating income/expenses	10	10	(0)	(0.7)
Gross income	(252)	(224)	(27)	12.1
Operating expenses	(208)	(191)	(17)	8.7
General administrative expenses	(183)	(164)	(19)	11.6
Personnel	(69)	(67)	(2)	2.8
Other general administrative expenses	(115)	(97)	(17)	17.6
Depreciation and amortisation	(25)	(27)	2	(9.0)
Net operating income	(460)	(416)	(44)	10.5
Net loan-loss provisions	0	1	(1)	(89.6)
Other income	(117)	(72)	(44)	61.4
Ordinary profit before taxes	(576)	(487)	(89)	18.4
Tax on profit	19	79	(60)	(76.0)
Ordinary profit from continuing operations	(557)	(408)	(149)	36.6
Net profit from discontinued operations	0	—	0	—
Ordinary consolidated profit	(557)	(408)	(149)	36.6
Minority interests	27	(3)	30	—
Ordinary attributable profit to the Group	(585)	(405)	(179)	44.2
Net capital gains and provisions	—	—	—	—
Attributable profit to the Group	(585)	(405)	(179)	44.2

			Variation
	31.03.15	31.03.14	Amount	%
Balance sheet
Trading portfolio (w/o loans)	3,866	2,947	919	31.2
Available-for-sale financial assets	7,748	6,892	855	12.4
Investments	816	276	540	195.8
Goodwill	28,667	26,056	2,610	10.0
Liquidity lent to the Group	34,627	28,985	5,642	19.5
Capital assigned to Group areas	80,711	70,542	10,169	14.4
Other assets	63,459	49,132	14,327	29.2
Total assets/liabilities & shareholders’ equity	219,894	184,831	35,064	19.0
Customer deposits *	2,597	1,379	1,218	88.3
Marketable debt securities *	53,504	62,102	(8,597)	(13.8)
Subordinated debt	5,855	4,173	1,682	40.3
Other liabilities	62,520	45,195	17,324	38.3
Stockholders’ equity ***	95,418	71,982	23,437	32.6
Other managed and marketed customer funds	—	—	—	—
Mutual funds	—	—	—	—
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Managed and marketed customer funds	61,956	67,654	(5,697)	(8.4)

(**).-	Including all on-balance sheet balances for this item
(**).-	Capital + reserves + profit + valuation adjustments

Resources
Number of employees	2,853	2,527	326	12.9

Corporate Activities

EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15
Income statement
Net interest income	(534)	(489)	(461)	(453)	(483)
Net fees	(8)	(6)	(5)	(18)	(15)
Gains (losses) on financial transactions	302	248	456	449	247
Other operating income	16	10	20	14	(1)
Dividends	5	10	11	5	1
Income from equity-accounted method	0	(15)	(10)	(3)	(12)
Other operating income/expenses	10	15	19	13	10
Gross income	(224)	(237)	10	(7)	(252)
Operating expenses	(191)	(197)	(194)	(181)	(208)
General administrative expenses	(164)	(156)	(163)	(169)	(183)
Personnel	(67)	(62)	(39)	(75)	(69)
Other general administrative expenses	(97)	(94)	(124)	(94)	(115)
Depreciation and amortisation	(27)	(41)	(30)	(12)	(25)
Net operating income	(416)	(434)	(183)	(188)	(460)
Net loan-loss provisions	1	(1)	0	2	0
Other income	(72)	(67)	(90)	(342)	(117)
Ordinary profit before taxes	(487)	(502)	(273)	(529)	(576)
Tax on profit	79	59	11	(143)	19
Ordinary profit from continuing operations	(408)	(444)	(262)	(671)	(557)
Net profit from discontinued operations	—	—	—	—	0
Ordinary consolidated profit	(408)	(444)	(262)	(671)	(557)
Minority interests	(3)	(0)	(2)	9	27
Ordinary attributable profit to the Group	(405)	(444)	(259)	(681)	(585)
Net capital gains and provisions	—	—	—	—	—
Attributable profit to the Group	(405)	(444)	(259)	(681)	(585)

	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15
Balance sheet
Trading portfolio (w/o loans)	2,947	3,297	3,934	2,916	3,866
Available-for-sale financial assets	6,892	6,863	6,375	7,285	7,748
Investments	276	542	593	643	816
Goodwill	26,056	26,663	27,364	27,548	28,667
Liquidity lent to the Group	28,985	24,882	26,437	42,130	34,627
Capital assigned to Group areas	70,542	70,229	71,157	72,189	80,711
Other assets	49,132	53,591	52,134	56,131	63,459
Total assets/liabilities & shareholders’ equity	184,831	186,067	187,994	208,842	219,894
Customer deposits*	1,379	1,563	1,665	5,279	2,597
Marketable debt securities*	62,102	60,754	56,539	59,954	53,504
Subordinated debt	4,173	5,263	3,481	4,107	5,855
Other liabilities	45,195	45,281	51,504	63,229	62,520
Stockholders’ equity***	71,982	73,206	74,806	76,272	95,418
Other managed and marketed customer funds	—	—	—	—	—
Mutual funds	—	—	—	—	—
Pension funds	—	—	—	—	—
Managed portfolios	—	—	—	—	—
Managed and marketed customer funds	67,654	67,580	61,685	69,340	61,956

(**).-	Including all on-balance sheet balances for this item
(**).-	Capital + reserves + profit + valuation adjustments

Retail Banking

EUR million

			Variation
	1Q 15	1Q 14	Amount	%
Income statement
Net interest income	7,786	6,957	828	11.9
Net fees	2,185	2,001	184	9.2
Gains (losses) on financial transactions	162	117	45	38.6
Other operating income *	165	(1)	166	—
Gross income	10,298	9,074	1,223	13.5
Operating expenses	(4,618)	(4,164)	(454)	10.9
General administrative expenses	(4,112)	(3,652)	(460)	12.6
Personnel	(2,403)	(2,130)	(273)	12.8
Other general administrative expenses	(1,708)	(1,521)	(187)	12.3
Depreciation and amortisation	(506)	(512)	7	(1.3)
Net operating income	5,680	4,910	770	15.7
Net loan-loss provisions	(2,323)	(2,512)	190	(7.5)
Other income	(360)	(270)	(90)	33.5
Profit before taxes	2,998	2,128	869	40.8
Tax on profit	(781)	(510)	(271)	53.2
Profit from continuing operations	2,217	1,619	598	36.9
Net profit from discontinued operations	0	(0)	0	—
Consolidated profit	2,217	1,618	598	37.0
Minority interests	283	243	40	16.5
Attributable profit to the Group	1,933	1,375	558	40.6

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking

EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15
Income statement
Net interest income	6,957	7,218	7,333	7,499	7,786
Net fees	2,001	2,042	2,103	2,186	2,185
Gains (losses) on financial transactions	117	90	219	221	162
Other operating income *	(1)	74	50	102	165
Gross income	9,074	9,423	9,705	10,008	10,298
Operating expenses	(4,164)	(4,207)	(4,356)	(4,509)	(4,618)
General administrative expenses	(3,652)	(3,754)	(3,880)	(4,014)	(4,112)
Personnel	(2,130)	(2,193)	(2,261)	(2,330)	(2,403)
Other general administrative expenses	(1,521)	(1,561)	(1,619)	(1,684)	(1,708)
Depreciation and amortisation	(512)	(452)	(476)	(495)	(506)
Net operating income	4,910	5,217	5,349	5,499	5,680
Net loan-loss provisions	(2,512)	(2,363)	(2,562)	(2,303)	(2,323)
Other income	(270)	(339)	(410)	(329)	(360)
Profit before taxes	2,128	2,514	2,377	2,868	2,998
Tax on profit	(510)	(615)	(533)	(620)	(781)
Profit from continuing operations	1,619	1,900	1,844	2,248	2,217
Net profit from discontinued operations	(0)	(0)	(7)	(19)	0
Consolidated profit	1,618	1,900	1,838	2,228	2,217
Minority interests	243	279	257	253	283
Attributable profit to the Group	1,375	1,621	1,581	1,975	1,933

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking

Constant EUR million

			Variation
	1Q 15	1Q 14	Amount	%
Income statement
Net interest income	7,786	7,396	390	5.3
Net fees	2,185	2,093	92	4.4
Gains (losses) on financial transactions	162	129	33	25.5
Other operating income *	165	3	162	—
Gross income	10,298	9,620	677	7.0
Operating expenses	(4,618)	(4,396)	(222)	5.0
General administrative expenses	(4,112)	(3,851)	(260)	6.8
Personnel	(2,403)	(2,249)	(155)	6.9
Other general administrative expenses	(1,708)	(1,603)	(105)	6.6
Depreciation and amortisation	(506)	(545)	39	(7.1)
Net operating income	5,680	5,224	456	8.7
Net loan-loss provisions	(2,323)	(2,675)	353	(13.2)
Other income	(360)	(278)	(82)	29.7
Profit before taxes	2,998	2,272	726	32.0
Tax on profit	(781)	(544)	(237)	43.5
Profit from continuing operations	2,217	1,727	489	28.3
Net profit from discontinued operations	0	(0)	0	—
Consolidated profit	2,217	1,727	490	28.3
Minority interests	283	259	24	9.3
Attributable profit to the Group	1,933	1,468	465	31.7

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking

Constant EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15
Income statement
Net interest income	7,396	7,540	7,546	7,740	7,786
Net fees	2,093	2,103	2,136	2,231	2,185
Gains (losses) on financial transactions	129	101	232	227	162
Other operating income *	3	81	57	110	165
Gross income	9,620	9,825	9,971	10,309	10,298
Operating expenses	(4,396)	(4,372)	(4,465)	(4,640)	(4,618)
General administrative expenses	(3,851)	(3,900)	(3,977)	(4,128)	(4,112)
Personnel	(2,249)	(2,284)	(2,323)	(2,399)	(2,403)
Other general administrative expenses	(1,603)	(1,616)	(1,654)	(1,729)	(1,708)
Depreciation and amortisation	(545)	(471)	(488)	(511)	(506)
Net operating income	5,224	5,454	5,506	5,669	5,680
Net loan-loss provisions	(2,675)	(2,454)	(2,634)	(2,376)	(2,323)
Other income	(278)	(339)	(404)	(330)	(360)
Profit before taxes	2,272	2,660	2,469	2,963	2,998
Tax on profit	(544)	(652)	(552)	(637)	(781)
Profit from continuing operations	1,727	2,009	1,917	2,326	2,217
Net profit from discontinued operations	(0)	(0)	(7)	(19)	0
Consolidated profit	1,727	2,008	1,910	2,307	2,217
Minority interests	259	294	264	267	283
Attributable profit to the Group	1,468	1,714	1,646	2,040	1,933

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Continental Europe

EUR million

			Variation
	1Q 15	1Q 14	Amount	%
Income statement
Net interest income	2,037	1,862	174	9.4
Net fees	704	733	(29)	(3.9)
Gains (losses) on financial transactions	69	38	31	80.8
Other operating income *	66	(23)	89	—
Gross income	2,877	2,611	266	10.2
Operating expenses	(1,375)	(1,366)	(8)	0.6
General administrative expenses	(1,240)	(1,211)	(29)	2.4
Personnel	(738)	(740)	2	(0.2)
Other general administrative expenses	(502)	(472)	(30)	6.5
Depreciation and amortisation	(134)	(155)	20	(13.2)
Net operating income	1,502	1,245	257	20.7
Net loan-loss provisions	(537)	(621)	83	(13.4)
Other income	(64)	(63)	(2)	3.0
Profit before taxes	900	561	339	60.4
Tax on profit	(235)	(126)	(109)	86.7
Profit from continuing operations	665	435	230	52.7
Net profit from discontinued operations	0	(0)	0	—
Consolidated profit	665	435	230	52.8
Minority interests	69	36	33	93.2
Attributable profit to the Group	596	400	196	49.2

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Continental Europe

EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15
Income statement
Net interest income	1,862	1,932	1,922	2,002	2,037
Net fees	733	719	704	724	704
Gains (losses) on financial transactions	38	53	42	174	69
Other operating income *	(23)	(8)	(21)	12	66
Gross income	2,611	2,696	2,647	2,912	2,877
Operating expenses	(1,366)	(1,340)	(1,314)	(1,337)	(1,375)
General administrative expenses	(1,211)	(1,205)	(1,180)	(1,196)	(1,240)
Personnel	(740)	(728)	(718)	(735)	(738)
Other general administrative expenses	(472)	(477)	(462)	(462)	(502)
Depreciation and amortisation	(155)	(135)	(134)	(141)	(134)
Net operating income	1,245	1,356	1,333	1,574	1,502
Net loan-loss provisions	(621)	(588)	(568)	(563)	(537)
Other income	(63)	(97)	(89)	42	(64)
Profit before taxes	561	671	676	1,054	900
Tax on profit	(126)	(165)	(169)	(294)	(235)
Profit from continuing operations	435	506	506	760	665
Net profit from discontinued operations	(0)	(0)	(7)	(19)	0
Consolidated profit	435	506	500	740	665
Minority interests	36	37	45	48	69
Attributable profit to the Group	400	469	455	692	596

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Continental Europe

Constant EUR million

			Variation
	1Q 15	1Q 14	Amount	%
Income statement
Net interest income	2,037	1,858	178	9.6
Net fees	704	733	(28)	(3.9)
Gains (losses) on financial transactions	69	38	31	80.8
Other operating income *	66	(23)	89	—
Gross income	2,877	2,606	270	10.4
Operating expenses	(1,375)	(1,364)	(10)	0.7
General administrative expenses	(1,240)	(1,210)	(30)	2.5
Personnel	(738)	(739)	1	(0.1)
Other general administrative expenses	(502)	(471)	(31)	6.7
Depreciation and amortisation	(134)	(155)	20	(13.1)
Net operating income	1,502	1,242	260	20.9
Net loan-loss provisions	(537)	(620)	82	(13.3)
Other income	(64)	(63)	(2)	3.0
Profit before taxes	900	560	341	60.9
Tax on profit	(235)	(125)	(110)	87.4
Profit from continuing operations	665	434	231	53.2
Net profit from discontinued operations	0	(0)	0	—
Consolidated profit	665	434	231	53.3
Minority interests	69	36	33	93.5
Attributable profit to the Group	596	398	198	49.6

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Continental Europe

Constant EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15
Income statement
Net interest income	1,858	1,925	1,916	2,001	2,037
Net fees	733	718	703	724	704
Gains (losses) on financial transactions	38	53	42	174	69
Other operating income *	(23)	(8)	(21)	12	66
Gross income	2,606	2,688	2,640	2,910	2,877
Operating expenses	(1,364)	(1,337)	(1,312)	(1,337)	(1,375)
General administrative expenses	(1,210)	(1,202)	(1,177)	(1,196)	(1,240)
Personnel	(739)	(727)	(717)	(735)	(738)
Other general administrative expenses	(471)	(475)	(461)	(461)	(502)
Depreciation and amortisation	(155)	(134)	(134)	(141)	(134)
Net operating income	1,242	1,351	1,329	1,574	1,502
Net loan-loss provisions	(620)	(587)	(567)	(562)	(537)
Other income	(63)	(96)	(89)	42	(64)
Profit before taxes	560	668	673	1,054	900
Tax on profit	(125)	(164)	(169)	(294)	(235)
Profit from continuing operations	434	503	504	760	665
Net profit from discontinued operations	(0)	(0)	(7)	(19)	0
Consolidated profit	434	503	498	741	665
Minority interests	36	36	44	48	69
Attributable profit to the Group	398	467	453	692	596

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking United Kingdom

EUR million

			Variation
	1Q 15	1Q 14	Amount	%
Income statement
Net interest income	1,175	978	197	20.1
Net fees	230	206	24	11.4
Gains (losses) on financial transactions	4	21	(17)	(80.5)
Other operating income *	3	5	(1)	(28.9)
Gross income	1,412	1,210	202	16.7
Operating expenses	(722)	(625)	(97)	15.5
General administrative expenses	(608)	(512)	(96)	18.8
Personnel	(399)	(334)	(65)	19.5
Other general administrative expenses	(209)	(178)	(31)	17.5
Depreciation and amortisation	(113)	(113)	(1)	0.6
Net operating income	690	586	105	17.9
Net loan-loss provisions	(72)	(116)	44	(37.8)
Other income	(56)	(43)	(13)	30.2
Profit before taxes	562	426	136	31.9
Tax on profit	(111)	(86)	(25)	29.5
Profit from continuing operations	451	341	111	32.5
Net profit from discontinued operations	—	—	—	—
Consolidated profit	451	341	111	32.5
Minority interests	8	—	8	—
Attributable profit to the Group	443	341	103	30.2

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking United Kingdom

EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15
Income statement
Net interest income	978	1,017	1,078	1,110	1,175
Net fees	206	201	210	208	230
Gains (losses) on financial transactions	21	16	(2)	(32)	4
Other operating income *	5	4	8	4	3
Gross income	1,210	1,239	1,294	1,290	1,412
Operating expenses	(625)	(629)	(646)	(692)	(722)
General administrative expenses	(512)	(524)	(553)	(576)	(608)
Personnel	(334)	(342)	(367)	(368)	(399)
Other general administrative expenses	(178)	(183)	(186)	(207)	(209)
Depreciation and amortisation	(113)	(105)	(92)	(116)	(113)
Net operating income	586	610	648	598	690
Net loan-loss provisions	(116)	(91)	(87)	(32)	(72)
Other income	(43)	(60)	(74)	(134)	(56)
Profit before taxes	426	459	488	433	562
Tax on profit	(86)	(98)	(105)	(98)	(111)
Profit from continuing operations	341	361	383	334	451
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	341	361	383	334	451
Minority interests	—	—	—	—	8
Attributable profit to the Group	341	361	383	334	443

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking United Kingdom

Constant EUR million

			Variation
	1Q 15	1Q 14	Amount	%
Income statement
Net interest income	1,175	1,090	85	7.8
Net fees	230	230	(0)	(0.0)
Gains (losses) on financial transactions	4	24	(20)	(82.5)
Other operating income *	3	5	(2)	(36.2)
Gross income	1,412	1,349	63	4.7
Operating expenses	(722)	(696)	(25)	3.6
General administrative expenses	(608)	(571)	(38)	6.6
Personnel	(399)	(372)	(27)	7.2
Other general administrative expenses	(209)	(199)	(11)	5.4
Depreciation and amortisation	(113)	(126)	12	(9.8)
Net operating income	690	653	38	5.8
Net loan-loss provisions	(72)	(130)	57	(44.2)
Other income	(56)	(48)	(8)	16.8
Profit before taxes	562	475	87	18.3
Tax on profit	(111)	(96)	(15)	16.2
Profit from continuing operations	451	380	72	18.9
Net profit from discontinued operations	—	—	—	—
Consolidated profit	451	380	72	18.9
Minority interests	8	—	8	—
Attributable profit to the Group	443	380	64	16.8

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking United Kingdom

Constant EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15
Income statement
Net interest income	1,090	1,116	1,152	1,180	1,175
Net fees	230	220	224	221	230
Gains (losses) on financial transactions	24	18	(2)	(35)	4
Other operating income *	5	5	9	4	3
Gross income	1,349	1,359	1,382	1,370	1,412
Operating expenses	(696)	(690)	(689)	(736)	(722)
General administrative expenses	(571)	(575)	(591)	(612)	(608)
Personnel	(372)	(375)	(393)	(392)	(399)
Other general administrative expenses	(199)	(201)	(198)	(220)	(209)
Depreciation and amortisation	(126)	(115)	(98)	(124)	(113)
Net operating income	653	669	693	635	690
Net loan-loss provisions	(130)	(99)	(92)	(32)	(72)
Other income	(48)	(66)	(79)	(144)	(56)
Profit before taxes	475	504	521	459	562
Tax on profit	(96)	(107)	(113)	(105)	(111)
Profit from continuing operations	380	397	409	354	451
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	380	397	409	354	451
Minority interests	—	—	—	—	8
Attributable profit to the Group	380	397	409	354	443

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking United Kingdom

£ million

			Variation
	1Q 15	1Q 14	Amount	%
Income statement
Net interest income	873	810	63	7.8
Net fees	171	171	(0)	(0.0)
Gains (losses) on financial transactions	3	18	(15)	(82.5)
Other operating income *	3	4	(1)	(36.2)
Gross income	1,049	1,002	47	4.7
Operating expenses	(536)	(517)	(19)	3.6
General administrative expenses	(452)	(424)	(28)	6.6
Personnel	(296)	(276)	(20)	7.2
Other general administrative expenses	(156)	(148)	(8)	5.4
Depreciation and amortisation	(84)	(93)	9	(9.8)
Net operating income	513	485	28	5.8
Net loan-loss provisions	(54)	(96)	43	(44.2)
Other income	(41)	(35)	(6)	16.8
Profit before taxes	418	353	65	18.3
Tax on profit	(82)	(71)	(11)	16.2
Profit from continuing operations	335	282	53	18.9
Net profit from discontinued operations	—	—	—	—
Consolidated profit	335	282	53	18.9
Minority interests	6	—	6	—
Attributable profit to the Group	329	282	47	16.8

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking United Kingdom

£ million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15
Income statement
Net interest income	810	829	855	876	873
Net fees	171	164	166	164	171
Gains (losses) on financial transactions	18	13	(2)	(26)	3
Other operating income *	4	4	6	3	3
Gross income	1,002	1,009	1,026	1,018	1,049
Operating expenses	(517)	(512)	(512)	(547)	(536)
General administrative expenses	(424)	(427)	(439)	(455)	(452)
Personnel	(276)	(278)	(292)	(291)	(296)
Other general administrative expenses	(148)	(149)	(147)	(164)	(156)
Depreciation and amortisation	(93)	(85)	(73)	(92)	(84)
Net operating income	485	497	515	471	513
Net loan-loss provisions	(96)	(74)	(68)	(24)	(54)
Other income	(35)	(49)	(59)	(107)	(41)
Profit before taxes	353	374	387	341	418
Tax on profit	(71)	(80)	(84)	(78)	(82)
Profit from continuing operations	282	295	304	263	335
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	282	295	304	263	335
Minority interests	—	—	—	—	6
Attributable profit to the Group	282	295	304	263	329

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Latin America

EUR million

			Variation
	1Q 15	1Q 14	Amount	%
Income statement
Net interest income	3,178	3,038	139	4.6
Net fees	1,049	918	131	14.3
Gains (losses) on financial transactions	57	32	25	78.8
Other operating income *	3	1	1	103.8
Gross income	4,286	3,989	297	7.4
Operating expenses	(1,905)	(1,711)	(193)	11.3
General administrative expenses	(1,715)	(1,526)	(189)	12.4
Personnel	(947)	(832)	(115)	13.8
Other general administrative expenses	(768)	(695)	(74)	10.6
Depreciation and amortisation	(190)	(185)	(5)	2.6
Net operating income	2,382	2,278	104	4.6
Net loan-loss provisions	(1,074)	(1,225)	151	(12.3)
Other income	(221)	(162)	(59)	36.7
Profit before taxes	1,086	891	195	21.9
Tax on profit	(305)	(225)	(81)	36.0
Profit from continuing operations	781	667	115	17.2
Net profit from discontinued operations	—	—	—	—
Consolidated profit	781	667	115	17.2
Minority interests	107	163	(57)	(34.7)
Attributable profit to the Group	674	503	171	34.1

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Latin America

EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15
Income statement
Net interest income	3,038	3,148	3,171	3,192	3,178
Net fees	918	963	1,036	1,098	1,049
Gains (losses) on financial transactions	32	7	122	24	57
Other operating income *	1	43	23	22	3
Gross income	3,989	4,161	4,351	4,336	4,286
Operating expenses	(1,711)	(1,779)	(1,896)	(1,933)	(1,905)
General administrative expenses	(1,526)	(1,611)	(1,703)	(1,752)	(1,715)
Personnel	(832)	(886)	(926)	(950)	(947)
Other general administrative expenses	(695)	(725)	(777)	(801)	(768)
Depreciation and amortisation	(185)	(168)	(193)	(181)	(190)
Net operating income	2,278	2,382	2,455	2,403	2,382
Net loan-loss provisions	(1,225)	(1,211)	(1,322)	(1,129)	(1,074)
Other income	(162)	(180)	(233)	(266)	(221)
Profit before taxes	891	992	900	1,007	1,086
Tax on profit	(225)	(227)	(185)	(136)	(305)
Profit from continuing operations	667	764	715	871	781
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	667	764	715	871	781
Minority interests	163	176	163	144	107
Attributable profit to the Group	503	588	552	727	674

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Latin America

Constant EUR million

			Variation
	1Q 15	1Q 14	Amount	%
Income statement
Net interest income	3,178	3,134	43	1.4
Net fees	1,049	955	94	9.9
Gains (losses) on financial transactions	57	36	21	57.7
Other operating income *	3	1	2	127.6
Gross income	4,286	4,126	160	3.9
Operating expenses	(1,905)	(1,773)	(132)	7.4
General administrative expenses	(1,715)	(1,582)	(133)	8.4
Personnel	(947)	(863)	(83)	9.6
Other general administrative expenses	(768)	(718)	(50)	7.0
Depreciation and amortisation	(190)	(192)	2	(0.9)
Net operating income	2,382	2,353	28	1.2
Net loan-loss provisions	(1,074)	(1,256)	182	(14.5)
Other income	(221)	(164)	(57)	34.7
Profit before taxes	1,086	933	153	16.4
Tax on profit	(305)	(234)	(71)	30.6
Profit from continuing operations	781	699	82	11.7
Net profit from discontinued operations	—	—	—	—
Consolidated profit	781	699	82	11.7
Minority interests	107	170	(63)	(37.2)
Attributable profit to the Group	674	529	145	27.4

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Latin America

Constant EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15
Income statement
Net interest income	3,134	3,133	3,109	3,235	3,178
Net fees	955	970	1,029	1,113	1,049
Gains (losses) on financial transactions	36	14	125	27	57
Other operating income *	1	43	22	20	3
Gross income	4,126	4,160	4,285	4,395	4,286
Operating expenses	(1,773)	(1,786)	(1,875)	(1,959)	(1,905)
General administrative expenses	(1,582)	(1,618)	(1,685)	(1,775)	(1,715)
Personnel	(863)	(893)	(920)	(965)	(947)
Other general administrative expenses	(718)	(725)	(765)	(810)	(768)
Depreciation and amortisation	(192)	(167)	(190)	(184)	(190)
Net operating income	2,353	2,374	2,410	2,437	2,382
Net loan-loss provisions	(1,256)	(1,190)	(1,286)	(1,139)	(1,074)
Other income	(164)	(173)	(219)	(264)	(221)
Profit before taxes	933	1,011	905	1,033	1,086
Tax on profit	(234)	(229)	(186)	(137)	(305)
Profit from continuing operations	699	782	720	896	781
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	699	782	720	896	781
Minority interests	170	178	162	151	107
Attributable profit to the Group	529	604	558	746	674

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking USA

EUR million

			Variation
	1Q 15	1Q 14	Amount	%
Income statement
Net interest income	1,397	1,079	318	29.5
Net fees	202	144	58	40.2
Gains (losses) on financial transactions	32	25	6	25.2
Other operating income *	93	16	77	483.0
Gross income	1,723	1,264	459	36.3
Operating expenses	(617)	(462)	(155)	33.6
General administrative expenses	(549)	(402)	(146)	36.4
Personnel	(320)	(225)	(95)	42.2
Other general administrative expenses	(228)	(177)	(51)	29.1
Depreciation and amortisation	(68)	(60)	(8)	14.2
Net operating income	1,106	802	304	37.9
Net loan-loss provisions	(639)	(550)	(89)	16.1
Other income	(18)	(2)	(16)	682.1
Profit before taxes	449	250	199	79.7
Tax on profit	(130)	(74)	(56)	76.1
Profit from continuing operations	319	176	143	81.3
Net profit from discontinued operations	—	—	—	—
Consolidated profit	319	176	143	81.3
Minority interests	100	44	56	126.6
Attributable profit to the Group	219	132	87	66.2

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking USA

EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15
Income statement
Net interest income	1,079	1,121	1,163	1,195	1,397
Net fees	144	159	154	156	202
Gains (losses) on financial transactions	25	14	56	54	32
Other operating income *	16	34	40	65	93
Gross income	1,264	1,328	1,413	1,470	1,723
Operating expenses	(462)	(459)	(500)	(546)	(617)
General administrative expenses	(402)	(414)	(444)	(490)	(549)
Personnel	(225)	(238)	(249)	(276)	(320)
Other general administrative expenses	(177)	(176)	(195)	(214)	(228)
Depreciation and amortisation	(60)	(45)	(56)	(56)	(68)
Net operating income	802	869	913	924	1,106
Net loan-loss provisions	(550)	(474)	(585)	(579)	(639)
Other income	(2)	(3)	(14)	30	(18)
Profit before taxes	250	393	314	374	449
Tax on profit	(74)	(124)	(73)	(92)	(130)
Profit from continuing operations	176	268	241	282	319
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	176	268	241	282	319
Minority interests	44	65	49	61	100
Attributable profit to the Group	132	203	192	222	219

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking USA

Constant EUR million

			Variation
	1Q 15	1Q 14	Amount	%
Income statement
Net interest income	1,397	1,313	83	6.3
Net fees	202	175	26	15.1
Gains (losses) on financial transactions	32	31	1	2.9
Other operating income *	93	19	73	378.9
Gross income	1,723	1,539	184	12.0
Operating expenses	(617)	(562)	(54)	9.7
General administrative expenses	(549)	(490)	(59)	12.0
Personnel	(320)	(274)	(46)	16.8
Other general administrative expenses	(228)	(215)	(13)	6.0
Depreciation and amortisation	(68)	(72)	4	(6.2)
Net operating income	1,106	977	129	13.3
Net loan-loss provisions	(639)	(670)	31	(4.6)
Other income	(18)	(3)	(16)	542.4
Profit before taxes	449	304	145	47.6
Tax on profit	(130)	(90)	(40)	44.7
Profit from continuing operations	319	214	105	48.9
Net profit from discontinued operations	—	—	—	—
Consolidated profit	319	214	105	48.9
Minority interests	100	54	46	86.1
Attributable profit to the Group	219	161	59	36.5

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking USA

Constant EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15
Income statement
Net interest income	1,313	1,366	1,369	1,325	1,397
Net fees	175	194	181	172	202
Gains (losses) on financial transactions	31	17	67	61	32
Other operating income *	19	42	48	74	93
Gross income	1,539	1,618	1,665	1,632	1,723
Operating expenses	(562)	(559)	(589)	(608)	(617)
General administrative expenses	(490)	(504)	(523)	(546)	(549)
Personnel	(274)	(290)	(294)	(308)	(320)
Other general administrative expenses	(215)	(215)	(230)	(238)	(228)
Depreciation and amortisation	(72)	(55)	(66)	(63)	(68)
Net operating income	977	1,059	1,075	1,024	1,106
Net loan-loss provisions	(670)	(577)	(689)	(643)	(639)
Other income	(3)	(4)	(17)	36	(18)
Profit before taxes	304	478	369	417	449
Tax on profit	(90)	(151)	(85)	(101)	(130)
Profit from continuing operations	214	327	284	316	319
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	214	327	284	316	319
Minority interests	54	80	58	67	100
Attributable profit to the Group	161	247	226	248	219

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking USA

US$ million

			Variation
	1Q 15	1Q 14	Amount	%
Income statement
Net interest income	1,571	1,477	94	6.3
Net fees	227	197	30	15.1
Gains (losses) on financial transactions	36	35	1	2.9
Other operating income *	104	22	83	378.9
Gross income	1,938	1,731	207	12.0
Operating expenses	(694)	(632)	(61)	9.7
General administrative expenses	(617)	(551)	(66)	12.0
Personnel	(360)	(308)	(52)	16.8
Other general administrative expenses	(257)	(242)	(15)	6.0
Depreciation and amortisation	(76)	(82)	5	(6.2)
Net operating income	1,244	1,099	146	13.3
Net loan-loss provisions	(719)	(754)	35	(4.6)
Other income	(21)	(3)	(18)	542.4
Profit before taxes	505	342	163	47.6
Tax on profit	(146)	(101)	(45)	44.7
Profit from continuing operations	359	241	118	48.9
Net profit from discontinued operations	—	—	—	—
Consolidated profit	359	241	118	48.9
Minority interests	112	60	52	86.1
Attributable profit to the Group	247	181	66	36.5

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking USA

US$ million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15
Income statement
Net interest income	1,477	1,536	1,540	1,490	1,571
Net fees	197	218	203	194	227
Gains (losses) on financial transactions	35	19	75	69	36
Other operating income *	22	47	54	84	104
Gross income	1,731	1,820	1,872	1,836	1,938
Operating expenses	(632)	(629)	(663)	(684)	(694)
General administrative expenses	(551)	(567)	(589)	(614)	(617)
Personnel	(308)	(326)	(330)	(346)	(360)
Other general administrative expenses	(242)	(242)	(258)	(268)	(257)
Depreciation and amortisation	(82)	(62)	(74)	(70)	(76)
Net operating income	1,099	1,192	1,210	1,152	1,244
Net loan-loss provisions	(754)	(649)	(775)	(723)	(719)
Other income	(3)	(4)	(19)	40	(21)
Profit before taxes	342	538	415	469	505
Tax on profit	(101)	(170)	(96)	(114)	(146)
Profit from continuing operations	241	368	319	355	359
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	241	368	319	355	359
Minority interests	60	90	65	76	112
Attributable profit to the Group	181	278	254	279	247

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

Global Wholesale Banking

EUR million

			Variation
	1Q 15	1Q 14	Amount	%
Income statement
Net interest income	737	566	171	30.2
Net fees	352	336	17	5.0
Gains (losses) on financial transactions	286	348	(61)	(17.6)
Other operating income *	22	32	(10)	(31.5)
Gross income	1,398	1,281	116	9.1
Operating expenses	(500)	(440)	(61)	13.8
General administrative expenses	(442)	(392)	(50)	12.8
Personnel	(274)	(248)	(25)	10.3
Other general administrative expenses	(168)	(144)	(25)	17.1
Depreciation and amortisation	(59)	(48)	(10)	21.8
Net operating income	898	842	56	6.6
Net loan-loss provisions	(198)	(107)	(91)	84.5
Other income	4	(19)	24	—
Profit before taxes	704	715	(11)	(1.6)
Tax on profit	(201)	(201)	(0)	0.2
Profit from continuing operations	503	514	(12)	(2.3)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	503	514	(12)	(2.3)
Minority interests	39	36	3	8.8
Attributable profit to the Group	464	479	(15)	(3.1)

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Global Wholesale Banking

EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15
Income statement
Net interest income	566	646	600	669	737
Net fees	336	365	338	354	352
Gains (losses) on financial transactions	348	173	276	(50)	286
Other operating income *	32	133	42	95	22
Gross income	1,281	1,317	1,257	1,068	1,398
Operating expenses	(440)	(448)	(467)	(468)	(500)
General administrative expenses	(392)	(398)	(416)	(417)	(442)
Personnel	(248)	(251)	(264)	(255)	(274)
Other general administrative expenses	(144)	(148)	(152)	(162)	(168)
Depreciation and amortisation	(48)	(50)	(51)	(51)	(59)
Net operating income	842	869	789	599	898
Net loan-loss provisions	(107)	(197)	(133)	(105)	(198)
Other income	(19)	(19)	1	(65)	4
Profit before taxes	715	653	658	429	704
Tax on profit	(201)	(177)	(188)	(108)	(201)
Profit from continuing operations	514	476	469	321	503
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	514	476	469	321	503
Minority interests	36	39	42	29	39
Attributable profit to the Group	479	437	428	293	464

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

Global Wholesale Banking

Constant EUR million

			Variation
	1Q 15	1Q 14	Amount	%
Income statement
Net interest income	737	585	152	26.0
Net fees	352	350	3	0.8
Gains (losses) on financial transactions	286	359	(73)	(20.3)
Other operating income *	22	33	(11)	(32.8)
Gross income	1,398	1,327	71	5.4
Operating expenses	(500)	(463)	(37)	8.1
General administrative expenses	(442)	(414)	(28)	6.7
Personnel	(274)	(263)	(11)	4.1
Other general administrative expenses	(168)	(151)	(17)	11.2
Depreciation and amortisation	(59)	(49)	(10)	19.7
Net operating income	898	864	34	3.9
Net loan-loss provisions	(198)	(108)	(90)	83.6
Other income	4	(20)	24	—
Profit before taxes	704	736	(32)	(4.4)
Tax on profit	(201)	(206)	4	(2.2)
Profit from continuing operations	503	531	(28)	(5.3)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	503	531	(28)	(5.3)
Minority interests	39	37	2	4.7
Attributable profit to the Group	464	493	(30)	(6.0)

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

Global Wholesale Banking

Constant EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15
Income statement
Net interest income	585	657	607	680	737
Net fees	350	373	342	363	352
Gains (losses) on financial transactions	359	187	282	(43)	286
Other operating income *	33	132	42	95	22
Gross income	1,327	1,350	1,273	1,095	1,398
Operating expenses	(463)	(466)	(481)	(482)	(500)
General administrative expenses	(414)	(416)	(429)	(430)	(442)
Personnel	(263)	(262)	(272)	(264)	(274)
Other general administrative expenses	(151)	(154)	(157)	(166)	(168)
Depreciation and amortisation	(49)	(50)	(51)	(52)	(59)
Net operating income	864	883	792	614	898
Net loan-loss provisions	(108)	(203)	(137)	(101)	(198)
Other income	(20)	(19)	2	(66)	4
Profit before taxes	736	661	657	446	704
Tax on profit	(206)	(179)	(188)	(112)	(201)
Profit from continuing operations	531	483	469	334	503
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	531	483	469	334	503
Minority interests	37	40	42	30	39
Attributable profit to the Group	493	442	428	304	464
(*).- Including dividends, income from equity-accounted method and other operating income/expenses

NPL ratio

%

	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15

Continental Europe	9.12	9.04	8.96	8.93	8.57
Spain	7.61	7.59	7.57	7.38	7.25
Santander Consumer Finance	4.14	4.07	3.97	4.82	4.52
Poland	7.35	7.42	7.43	7.42	7.33
Portugal	8.26	8.16	8.49	8.89	8.96
United Kingdom	1.88	1.91	1.80	1.79	1.75
Latin America	5.06	5.03	4.98	4.65	4.49
Brazil	5.74	5.78	5.64	5.05	4.90
Mexico	3.62	3.52	3.74	3.84	3.71
Chile	5.99	5.94	5.98	5.97	5.88
USA	2.88	2.93	2.68	2.54	2.30
Operating Areas	5.54	5.46	5.29	5.19	4.87
Total Group	5.52	5.45	5.28	5.19	4.85

Coverage ratio

%

	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15

Continental Europe	58.0	58.3	58.1	57.2	58.6
Spain	44.6	44.9	45.5	45.5	46.6
Santander Consumer Finance	105.1	105.2	106.4	100.1	103.6
Poland	64.6	65.3	65.8	60.3	61.6
Portugal	50.6	53.1	53.9	51.8	52.4
United Kingdom	42.9	41.1	43.4	41.9	41.2
Latin America	86.1	86.3	83.5	84.7	83.9
Brazil	95.2	94.8	91.4	95.4	95.2
Mexico	98.6	96.6	90.1	86.1	88.4
Chile	50.7	51.7	52.3	52.4	52.0
USA	163.3	165.0	184.1	192.8	210.7
Operating Areas	66.0	66.4	67.0	66.6	68.4
Total Group	66.3	66.8	67.5	67.2	68.9

Cost of credit

%

	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15

Continental Europe	1.21	1.14	1.08	1.02	0.96
Spain	1.37	1.31	1.21	1.06	0.97
Santander Consumer Finance	0.89	0.87	0.85	0.90	0.94
Poland	0.98	0.92	0.95	1.04	1.00
Portugal	0.63	0.55	0.47	0.50	0.45
United Kingdom	0.23	0.22	0.19	0.14	0.11
Latin America	4.24	3.95	3.77	3.59	3.42
Brazil	5.82	5.38	5.14	4.91	4.63
Mexico	3.59	3.58	3.26	2.98	2.92
Chile	1.82	1.76	1.71	1.75	1.74
USA	2.94	3.15	3.40	3.45	3.40
Operating Areas	1.61	1.55	1.50	1.44	1.38
Total Group	1.65	1.56	1.52	1.43	1.38

Risk-weighted assets

EUR million

	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15

Continental Europe	208,030	207,629	205,734	205,943	216,407
Spain	110,020	109,401	107,570	111,780	112,747
Santander Consumer Finance	49,191	49,420	49,908	47,259	55,711
Poland	16,131	16,285	16,575	16,813	17,329
Portugal	16,646	16,776	16,266	16,121	15,804
Spain’s run-off real estate	10,913	10,834	10,085	8,740	8,845
United Kingdom	95,469	99,475	103,264	103,470	114,165
Latin America	142,647	151,654	154,565	173,917	177,973
Brazil	80,300	86,235	84,846	101,742	96,648
Mexico	23,666	25,841	27,742	26,222	29,254
Chile	25,158	26,013	27,220	29,102	32,252
USA	57,490	60,771	67,442	73,322	84,489
Operating Areas	503,636	519,529	531,005	556,652	593,034
Corporate Activities	36,199	39,365	30,449	28,501	24,917
Total Group	539,835	558,894	561,454	585,153	617,951

Item 4

ACTIVITY AND RESULTS FIRST QUARTER 2015, 28, April 2015, Santander

Important information 2 Banco Santander, S.A. (“Santander”) cautions that this presentation contains forward-looking statements. These forward-looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macroeconomic, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The risk factors that we have indicated in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America (the “SEC”) could adversely affect our business and financial performance. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Forward-looking statements speak only as of the date on which they are made and are based on the knowledge, information available and views taken on the date on which they are made; such knowledge, information and views may change at any time. Santander does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. The information contained in this presentation is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in the presentation. In making this presentation available, Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever. Neither this presentation nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this presentation is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000. Note: Statements as to historical performance or financial accretion are not intended to mean that future performance, share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year. Nothing in this presentation should be construed as a profit forecast. The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the included businesses and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments my differ materially from those of such subsidiaries.

Agenda ? Group performance 1Q’15 ? Business areas performance 1Q’15 ? Conclusions ? Appendix

4

1Q'15 Highlights

Profit growth while increasing profitability

EUR million

Attributable profit
+32%
+18%
1,303
1,455
1,717
1Q'14
4Q'14
1Q'15

  EPS: +6% RoTE: 11.5% (+1.1 p.p.)

Santander

1Q’15 Highlights 4 Profit growth while increasing profitability EUR million Attributable profit Higher commercial REVENUES, with net interest income performing better +32% 1,717 Good evolution of OPERATING EXPENSES, underpinned by efficiency plans 1,455 Efficiency ratio: 47.0% 1,303 +18% Lower loan-loss PROVISIONS with improved cost of credit General PROFIT growth by unit Higher year-on-year PROFITABILITY 1Q’14 4Q’14 1Q’15 EPS: +6% RoTE: 11.5% (+1.1 p.p.)

5

1Q'15 Highlights

Volumes growth, high solvency and improved credit quality

Quarter-on-quarter growth

Current EUR
+7%
+7%
Constant EUR
+3%
+4%
Loans
Deposits + Mutual funds

Year-on-year growth

+14%
+14%
+7%
+8%
Loans
Deposits + Mutual funds

NPL and coverage ratios

Coverage ratio
66%
69%
NPL ratio
5.52%
4.85%
Mar'14
Mar'15

CET1 Fully loaded

9.7%
9.7%
Dec'14(1)
Mar'15

- Increase in **LENDING**. Growth to individuals and companies
- Growth in **FUNDS** consistent with lower cost of liabilities
- Better **CREDIT QUALITY** and lower cost of credit
- Solid **SOLVENCY** ratios

NOTE: Loans and deposits excluding repos

(1) Pro-forma, including capital increase in January 2015

Santander

1Q’15 Highlights 5 Volumes growth, high solvency and improved credit quality Quarter-on-quarter growth Year-on-year growth Current Increase in LENDING. Growth EUR +7% +7% +14% +14% to individuals and companies +8% Constant +7% EUR +4% +3% Growth in FUNDS consistent with lower cost of liabilities Loans Deposits + Loans Deposits + Mutual funds Mutual funds NPL and coverage ratios CET1 Fully loaded Coverage ratio Better CREDIT QUALITY and 66% 69% lower cost of credit 9.7% 9.7% NPL ratio 5.52% Solid SOLVENCY ratios 4.85% Mar’14 Mar’15 Dec’14(1) Mar’15 NOTE: Loans and deposits excluding repos (1) Pro-forma, including capital increase in January 2015

Profit & Loss

Grupo Santander results 7 Year-on-year profit growth underpinned by lower provisions and good management of operating expenses 1Q’15 Var. / 4Q’14 Var. / 1Q’14% %* % %* NII + fee income 10,563 3.2 0.2 13.3 6.8 Gross income 11,444 3.7 0.7 13.0 6.8 Operating expenses -5,377 3.1 0.3 10.9 5.4 Net operating income 6,067 4.2 1.0 15.0 8.1 Loan-loss provisions -2,563 4.5 1.6 -4.9 -10.3 Profit before tax 2,990 15.9 11.1 39.1 29.3 Attributable profit 1,717 18.0 12.1 31.8 21.8 (*) Variations excluding exchange rate impact Note 1: The first quarter of 2014 included the capital gains obtained from the Altamira transaction (€385 million net) and SCUSA’s IPO (€730 million net). A similar amount for restructuring costs and impairment of intangible assets was recorded. The impact of these amounts on profits was zero. The first quarter of 2015 does not included any amount for these concepts Note 2: The fourth quarter of 2014 recorded capital gains from the Insurance transaction (€250 million) and charges for a similar amount for non-recurring restructuring costs and provisions. The impact on profits was thus zero.

8

Main P&L items performance

EUR million
Gross income
10,124
10,488
10,961
11,040
11,444
+13%
1Q'15 / 1Q'14
Costs
4,847
4,906
5,070
5,216
5,377
+11%
1Q'15 / 1Q'14
Provisions
2,695
2,638
2,777
2,452
2,563
-5%
1Q'15 / 1Q'14
1Q'14
2Q
3Q
4Q
1Q'15

Constant EUR million
Gross income
10,715
10,922
11,243
11,368
11,444
+7%
1Q'15 / 1Q'14
Costs
5,102
5,089
5,192
5,360
5,377
+5%
1Q'15 / 1Q'14
Provisions
2,858
2,735
2,853
2,521
2,563
-10%
1Q'15 / 1Q'14
1Q'14
2Q
3Q
4Q
1Q'15

Main P&L items performance 8 Trends are maintained: higher gross income, control of costs and lower provisions EUR million Gross Constant EUR million Gross income income 11,444 11,243 11,368 11,444 10,961 11,040 10,922 +13% 10,715 +7% 10,488 10,124 1Q’15 / 1Q’14 1Q’15 / 1Q’14 Costs Costs +11% +5% 5,216 5,377 5,192 5,360 5,377 4,906 5,070 1Q’15 / 1Q’14 5,102 5,089 1Q’15 / 1Q’14 4,847 2,695 2,777 2,858 2,735 2,853 2,638 2,452 2,563 Provisions 2,521 2,563 Provisions -5% -10% 1Q’15 / 1Q’14 1Q’15 / 1Q’14 1Q’14 2Q 3Q 4Q 1Q’15 1Q’14 2Q 3Q 4Q 1Q’15

9

EUR million and % change in constant EUR

Business: +7%
10,124
+591
+589
+8%
+88
+4%
+52
+6%
11,444
1Q'14 Gross income
FX
Net int. income
Fee income
Trading gains and Other*
1Q'15 Gross income

Total gross income

1Q'15 / 1Q'14 (%)
Brazil
3,046
+6
USA
1,766
+11
Spain
1,764
-2
UK
1,551
+5
SCF
978
+22
Mexico
833
+8
Chile
554
-3
Argentina
372
+33
Poland
340
+2
Portugal
238
+4

Santander

GROSS INCOME. 1Q’15 / 1Q’14 performance and detail by country 9 Growth over 1Q’14 largely driven by net interest income. Gross income rose in all countries except Chile (UF) and Spain (lower trading gains) EUR million and % change in constant EUR Total gross income 1Q’15 / 1Q’14 (%) Business: +7% +6 Brazil 3,046 +589 +88 +52 11,444 USA 1,766 11 +591 10,124 Spain 1,764 -2 UK 1,551 +5 SCF 978 22 Mexico 833 +8 Chile 554 -3 Argentina 372 33 1Q’14 FX Net int. Fee Trading gains 1Q’15 Gross income income and Other* Gross Poland 340 +2 income income Portugal 238 +4 (*) “Other” includes income from equity accounted method, dividends and other operating results

GROSS INCOME. Quarterly performance

10

Sustained gross income growth driven by net interest income

Gross income - Group

Constant EUR million

Net interest income
7,450
7,703
7,691
7,966
8,038
Fee income
2,436
2,472
2,476
2,578
2,524
Trading gains
791
537
970
634
695
1Q'14
2Q
3Q
4Q
1Q'15

- Stable. Impacted by environment and regulation
- Q-o-Q drop due to higher insurance revenues in Brazil in 4Q'14

Santander

GROSS INCOME. Quarterly performance 10 Sustained gross income growth driven by net interest income Gross income—Group Constant EUR million Net interest income Up due to higher volumes and lower funding cost 7,966 8,038 7,703 7,691 7,450 Lending spreads impacted by change of mix and tougher competition Fee income Stable. Impacted by environment and regulation 2,578 Q-o-Q drop due to higher insurance revenues 2,436 2,472 2,476 2,524 in Brazil in 4Q’14 Trading gains Lower structural weight in gross income 970 791 695 Y-o-Y drop due to lower revenues from hedging 537 634 1Q’14 2Q 3Q 4Q 1Q’15

11

EUR million
4,847
+255
+275
5,377
+5.4%
-0.7% excl. perimeter and inflation
1Q'14 Costs
FX
Business
1Q'15 Costs

	Costs (nominal)[1]	Costs (real terms)[2]
Brazil	3.0	-3.8
Spain	-4.7	-4.3
Portugal	-0.7	-0.4
Poland	2.0	2.6
SCF	14.0	13.8
UK	5.4	4.4
Mexico	5.8	2.0
Chile	8.3	3.6
USA	8.7	7.4
Argentina	49.0	7.0
Group	**5.4**	**1.5**
Group excluding perimeter	3.2	-0.7

Santander

OPERATING EXPENSES. 1Q’15/1Q’14 performance and detail by country 11 Costs declined in real terms and excluding perimeter (average inflation: 3.9%). Of note were Brazil and Spain EUR million Costs by unit. 1Q’15 / 1Q’14 var. Costs Costs (nominal)1 (real terms)2 5,377 Brazil 3.0 -3.8 +275 4,847 +255 Spain -4.7 -4.3 +5.4% Portugal -0.7 -0.4 Poland 2.0 2.6 -0.7% SCF 14.0 13.8 excl. perimeter and inflation UK 5.4 4.4 Mexico 5.8 2.0 Chile 8.3 3.6 USA 8.7 7.4 1Q’14 FX Business 1Q’15 Argentina 49.0 7.0 Costs Costs Group 5.4 1.5 Group excluding perimeter 3.2 -0.7 (1) In local currency. Excluding perimeter: Brazil (-1.1%); UK (+4.4%); SCF (-2.0%) (2) Nominal costs less 1Q’15 average inflation

12

EUR million and % change in constant EUR

Cost of credit
1.65%
1.38%
1.45%
Excl. SCUSA
1.07%
2,695
+164
-296
-10%
2,563
1Q'14 Provisions
FX
Business
1Q'15 Provisions

1Q'15 / 1Q'14 (%)
Brazil 826 -9
USA 639 -4
Spain 367 -28
UK 76 -43
SCF 168 +29
Mexico 211 +10
Chile 132 +5
Argentina 29 -15
Poland 39 -9
Portugal 22 -36

Santander

PROVISIONS. 1Q’15/1Q’14 performance and detail by country 12 Lower cost of credit with drop in loan-loss provisions in the large units EUR million and % change in constant EUR Cost of credit 1Q’15 / 1Q’14 (%) 1.65% Brazil 826 -9 1.38% USA 639 -4 Spain 367 -28 UK 76 -43 2,695 +164 -296 2,563 SCF 168 +29 -10% Mexico 211 +10 Chile 132 +5 Argentina 29 -15 Poland 39 -9 1Q’14 FX Business 1Q’15 Portugal Provisions Provisions 22 -36 Note: Cost of credit = 12 month loan-loss provisions / average lending. Calculated in current euros

Balance sheet

Lending 14 Change of trend in lending1 continues with faster year-on-year growth. All units increase y-o-y except for Portugal Gross loans by country (excluding repos) Mar’15 Q-o-Q % var. Y-o-Y % var. UK 276 +3 +5 Loans Spain 161 -1 +1 Brazil 76 +6 +17 +7% +5% USA 83 +4 +4 SCF 72 +13 +20 Chile 36 +3 +9 0% M’14 / M’13 D’14 / D’13 M’15 / M’14 Mexico 30 +4 +19 Portugal 24 0 -4 Poland 19 +3 +8 Argentina 7 +7 +26 TOTAL Group +3 +7 (1) Gross loans excluding repos

Deposits + Mutual funds 15 Customer funds1 also registered faster year-on-year growth (+8% vs. +1% in March 2014) EUR million and change in constant EUR Deposits (excl. repos) + Mutual funds by country Mar’15 Q-o-Q % var. Y-o-Y % var. UK 224 +1 +3 Deposits + Mutual funds Spain 229 +6 +7 +8% Brazil 86 +2 +12 +6% USA 60 +11 +17 Chile 32 +3 +15 +1% Mexico 40 +1 +11 M’14 / M’13 D’14 / D’13 M’15 / M’14 Portugal 25 -1 +6 Poland 24 -2 +7 Argentina 9 +10 +41 TOTAL Group +4 +8 (1) Deposits (excluding repos) + managed and marketed mutual funds

Credit quality

16

%

Group
Coverage ratio
66
67
68
67
69
NPL ratio
5.52
5.45
5.28
5.19
4.85
M'14
J'14
S'14
D'14
M'15

NPL ratio
Spain
7.61
7.59
7.57
7.38
7.25
M'14
J'14
S'14
D'14
M'15
UK
1.88
1.91
1.80
1.79
1.75
M'14
J'14
S'14
D'14
M'15
Brazil
5.74
5.78
5.64
5.05
4.90
M'14
J'14
S'14
D'14
M'15
USA
2.88
2.93
2.68
2.54
2.30
M'14
J'14
S'14
D'14
M'15

Credit quality 16 The Group’s credit quality continues to improve, accelerating its pace in recent quarters in the core units % NPL ratio Group Spain UK Coverage ratio 7.61 7.59 7.57 7.38 7.25 67 68 67 69 66 1.88 1.91 1.80 1.79 1.75 M’14 J’14 S’14 D’14 M’15 M’14 J’14 S’14 D’14 M’15 NPL ratio Brazil USA 5.52 5.45 5.28 5.19 4.85 5.74 5.78 5.64 M’14 J’14 S’14 D’14 M’15 5.05 4.90 2.88 2.93 2.68 2.54 2.30 M’14 J’14 S’14 D’14 M’15 M’14 J’14 S’14 D’14 M’15

Capital 17

Capital generation partially offset by the impact of incorporations

Capital ratios - fully loaded

Total ratio
11.8
12.0
Tier1
10.5
10.5
CET1
9.7
9.7
Dec'14 (with capital increase)
Mar'15

- By profits (+25 b.p.)
- By higher RWAs and other (-11 b.p.)
- Change of perimeter (-12 b.p.)
- Parent bank T2 issuance (+25 b.p.)

Leverage ratio[1] - fully loaded

4.7
4.6
Dec'14 (with capital increase)
Mar'15

- Sharp assets growth (partly due to exchange rates) offset by increase in shareholders equity

Santander

Capital 17 Capital generation partially offset by the impact of incorporations Capital ratios—fully loaded Leverage ratio1—fully loaded Total 11.8 12.0 10.5 10.5 4.7 4.6 9.7 9.7 Dec’14 (with capital Mar’15 Dec’14 (with capital Mar’15 increase) increase) By profits (+25 b.p.) Sharp assets growth (partly due to By higher RWAs and other (-11 b.p.) exchange rates) offset by increase Change of perimeter (-12 b.p.) in shareholders equity Parent bank T2 issuance (+25 b.p.) (1) Considering that established in the delegated regulation 2015/621.

18

Financial ratios

Efficiency (%)

-0.9 p.p.
47.9
47.2
47.0
1Q'14
4Q'14
1Q'15

EPS (euros)

+6%
0.113
0.112
0.121
1Q'14
4Q'14
1Q'15

RoTE[1] (%)

+1.1 p.p.
10.4
10.2
11.5
1Q'14
4Q'14
1Q'15

Tangible book value per share[2] (euros)

+16%
3.71
4.01
4.29
1Q'14
4Q'14
1Q'15

Santander

Financial ratios 18 Profitability ratios and tangible book value per share improved in 1Q’15 Efficiency (%) EPS (euros) -0.9 p.p. +6% 0.121 47.9 47.2 47.0 0.113 0.112 1Q’14 4Q’14 1Q’15 1Q’14 4Q’14 1Q’15 1 Tangible book value RoTE (%) 2 per share (euros) +1.1 p.p. +16% 10.4 11.5 4.29 10.2 4.01 3.71 1Q’14 4Q’14 1Q’15 1Q’14 4Q’14 1Q’15 (1) RoTE: Group attributable profit / (Average capital + reserves + retained profit + valuation adjustments – goodwill—other intangible assets) (2) Tangible book value per share = (Capital + reserves + retained profits + valuation adjustments – goodwill – intangible assets) / number of shares excluding treasury stock

Agenda ? Group performance 1Q’15 ? Business areas performance 1Q’15 ? Conclusions ? Appendix

Business areas 20 High diversification by country in profit generation Attributable profit by geographic segment in 1Q’15 Portugal, 2% Poland, 4% Spain, 15% Brazil, 21% SCF*, 10% Other Europe, 1% Mexico, 7% Chile, 5% UK, 20% Other LatAm, 5% USA, 10% Percentage over operating areas attributable profit, excluding Spain’s run-off real estate (*) Excluding SCF UK

ATTRIBUTABLE PROFIT. 1Q’15 / 1Q’14 performance 21 Attributable profit rose in all units except Chile due to lower UF EUR million 1Q’15 attributable profit % Var. / 1Q’14 Constant EUR Current EUR Brazil 516 +41% +42% UK 477 +14% +27% Spain 357 +42% +42% USA 246 +28% +56% SCF SCF 242 +11% +11% Mexico 167 +13% +21% Chile 109 -17% -11% Poland 90 +6% +6% Argentina 80 +36% +44% Portugal 56 +58% +58% UF: Chilean Unidad de Fomento

Spain

22

Activity

Volumes[1]

Var. M'15 / M'14

-0.8% / 4Q'14
+6% / 4Q'14
+1%
+7%
Loans
Funds

Customer NIM

Profitability of loans
3.01%
2.97%
2.87%
2.80%
2.66%
Cost of deposits
1.21%
1.07%
0.98%
0.86%
0.64%
1Q'14
2Q
3Q
4Q
1Q'15

P&L

EUR million

Santander

Spain 22 Activity P&L EUR million Volumes1 Customer NIM Var. M’15 / M’14 1Q’15%4Q’14%1Q’14 Profitability of loans 3.01% NII + fee income 1,590 -4.5 -0.7 2.97% 2.87% -0.8% +6% 2.80% 2.66% / 4Q’14 / 4Q’14 Gross income 1,764 4.4 -1.5 Operating expenses -852 -0.9 -4.7 +7% Cost of deposits Net op. income 913 10.0 1.6 1.21% 1.07% 0.98% 0.86% LLPs -367 14.7 -27.6 +1% 0.64% Attributable profit 357 19.5 42.1 Loans Funds 1Q’14 2Q 3Q 4Q 1Q’15 ¡ Year-on-year growth in loans (companies and institutions) and funds (with better structure) ¡ Profit drivers / 1Q’14: lower provisions, efficiency plan and lower cost of liabilities ¡ In gross income, net interest income up 1.5% y-o-y and weak fee income (1) Loans excluding repos. Funds: deposits (excluding repos) + marketed mutual funds

23

Spain

Growth in volumes combined with drop in NPL ratio

Loans (EUR billion)

159
161
Public Institutions
14
16
Household mortgages
50
47
Other loans to individuals
12
13
Companies
83
85
M'14
M'15
Repos
5
3

- **New lending: individuals** (+36%) and **companies**[1] (+24%)
- **New mortgage loans:** +23%

Customer funds (EUR billion)

215
229
Mutual funds
36
46
Time deposits
81
67
Demand deposits
98
116
M'14
M'15
Repos
4
6

- **Increased customer funds focusing on profitability**
- **Demand deposits up 18% and mutual funds 28%.** Time deposits down 16%

NPL and Cost of credit (%)

(1) Excluding commercial bills

Santander

Spain 23 Growth in volumes combined with drop in NPL ratio Loans (EUR billion) Customer funds (EUR billion) NPL and Cost of credit (%) 229 215 NPL Ratio 159 161 46 Mutual 36 Public funds Institutions 14 16 7.61 7.59 7.57 7.38 Household 7.25 50 47 67 mortgages Time 81 Other loans to deposits individuals 12 13 1.37 1.31 1.21 1.06 0.97 116 Companies 83 85 Demand deposits 98 Cost of credit M’14 M’15 M’14 M’15 M’14 J’14 S’14 D’14 M’15 Repos 5 3 Repos 4 6 ¡Increased customer funds ¡Lower NPLs due to negative ¡New lending: individuals (+36%) focusing on profitability 1 net entries in 1Q’15 and companies (+24%) ¡Demand deposits up 18% and ¡NPL ratio improved in recent ¡New mortgage loans: +23% mutual funds 28%. Time deposits quarters down 16% (1) Excluding commercial bills

24

United Kingdom

Activity

Volumes[1]

Var. M'15 / M'14

+3% / 4Q'14
+1% / 4Q'14
+5%
+3%
Loans
Funds

Banking NIM[2]

1.79%
1.81%
1.82%
1.85%
1.87%
1Q'14
2Q
3Q
4Q
1Q'15

P&L

£ million

(2) In local criteria

Santander

24 United Kingdom Activity P&L Ł million Volumes1 Banking NIM2 Var. M’15 / M’14 1Q’15%4Q’14%1Q’14 NII + fee income 1,100 -0.1 7.5 +3% +1% Gross income 1,152 1.4 4.7 / 4Q’14 / 4Q’14 1.85% 1.87% Operating expenses -605 0.1 5.4 +5% 1.81% 1.82% 1.79% +3% Net op. income 547 2.8 3.9 LLPs -56 105.0 -43.4 Attributable profit 355 15.2 14.0 Loans Funds 1Q’14 2Q 3Q 4Q 1Q’15 ¡ Growth in retail and corporate loans ¡ Higher gross income from increased volumes and margins (NII up 8% year-on-year) ¡ Investments made in the branch refurbishments, digital banking, and reinforced corporates ¡ Provisions reflect prudent risk management and benign UK economic environment (1) Volumes in local currency. Loans excluding repos. Funds: deposits (excluding repos) + marketed mutual funds (2) In local criteria

25

United Kingdom

Increasing loyal customers through our 1|2|3 strategy …

1|2|3 World Customers

Million

1.7
2.7
4.0
Mar'13
Mar'14
Mar'15

Current accounts

£ billion

18.7
31.7
44.3
+70%
+40%
Mar'13
Mar'14
Mar'15

… and corporates

Corporate loans

£ billion

20.4
22.9
25.0
+12%
+9%
Mar'13
Mar'14
Mar'15

Business centres / Relationship Managers

36
518
50
661
66
733
Mar'13
Mar'14
Mar'15
Business centres
Relationship Managers

Santander

United Kingdom 25 Increasing loyal customers through … and corporates our 1|2|3 strategy … 1|2|3 World Customers Current accounts Corporate loans Business centres / Relationship Managers Million Ł billion Ł billion 4.0 44.3 733 25.0 661 22.9 2.7 31.7 20.4 518 66 1.7 18.7 +40% 50 +9% 36 +70% +12% Mar’13 Mar’14 Mar’15 Mar’13 Mar’14 Mar’15 Mar’13 Mar’14 Mar’15 Mar’13 Mar’14 Mar’15 Business Relationship centres Managers ¡First choice for customers switching1 their ¡Progress in business diversification; rise in deposits current account provider to Santander UK (1 in 4) and in loans to corporates (in a subdued market) ¡Increased customer loyalty; most improved in ¡Building our commercial capability; new investment retail customer satisfaction among peers since Dec‘12 in business centres and enhanced platforms (1) Since the introduction in Sep’13 of the new system to guarantee customers the switching of their current account

26

Brazil

Activity

Volumes[1]

Var. M'15 / M'14

+6% / 4Q'14
+2% / 4Q'14
+17%
+12%
Loans
Funds

Net Interest Margin

NIM
6.5%
6.3%
5.9%
5.7%
5.8%
3.8%
3.7%
3.4%
3.4%
3.7%
NIM net of provisions
1Q'14
2Q
3Q
4Q
1Q'15

P&L

EUR million

(*) Changes excluding fx impact

Santander

Brazil 26 Activity P&L EUR million Volumes1 Net Interest Margin Var. M’ 1Q’15%4Q’14* %1Q’14* NIM NII + fee income 2,997 2.2 5.2 +6% +2% 6.5% 6.3% 5.9% 5.7% 5.8% / 4Q’14 / 4Q’14 Gross income 3,046 3.5 6.0 +17% Operating expenses -1,176 -8.1 3.0 +12% 3.8% 3.7% 3.7% Net op. income 1,870 12.4 8.0 3.4% 3.4% NIM net of provisions LLPs -826 -5.7 -9.3 Attributable profit 516 33.6 40.8 Loans Funds 1Q’14 2Q 3Q 4Q 1Q’15 (*) Changes excluding fx impact ¡ Loans impacted by dollar balances and perimeter. Excluding them, up 2% q-o-q and 11% y-o-y ¡ Attributable profit continued to be underpinned by the good trend in provisions and costs ¡ Moreover, gross income was higher, with net interest income already growing year-on-year ¡ Over 1Q’14, profit backed by lower minority interests (PBT: +23%) (1) Local currency. Loans excluding repos. Funds: deposits (excluding repos) + marketed mutual funds

Brazil

27

EUR million and change in constant EUR

Loans by segment

	Mar'15	/Mar'14	/Dec'14
Mortgage loans to individuals	7	35%	6%
Consumer loans to individuals	17	-2%	1%
Consumer finance	8	-4%	-1%
SMEs	11	6%	0%
Companies	13	24%	9%
Large companies	21	51%	13%
Total	**76**	**17%**	**6%**

Loan spread and Cost of credit

Loan spread
9.2%
9.0%
8.4%
8.0%
7.8%
5.8%
5.4%
5.1%
4.9%
4.6%
Cost of credit
1Q'14
2Q
3Q
4Q
1Q'15

Local criteria (1)

Loans – Dec'14 / Dec'13 var.

+8%
+11%
+6%
+6%
+9%
SAN Brazil
System
Private banks
C1
C2

Loans – Mar'15 / Mar'14 var.

+15%
+11%
+3%
+13%
+26%
+10%
SAN Brazil
System
SAN Brazil
System
SAN Brazil
System
Total
Individual customers
Companies

(1) Loans: local criteria figures exclude branches abroad

Santander

Brazil 27 Growth in loans with change of mix … with growth rates in line with our peers. and a lower risk profile … In companies, growing above the system EUR million and change in constant EUR Local criteria (1) Loans by segment Loans – Dec’14 / Dec’13 var. Mar’15 /Mar’14 /Dec’14 +11% +9% Mortgage loans to individuals 7 35% 6% +8% Consumer loans to individuals 17 -2% 1% +6% +6% Consumer finance 8 -4% -1% SMEs 11 6% 0% SAN Brazil System Private C1 C2 Companies 13 24% 9% banks Large companies 21 51% 13% Total 76 17% 6% Loans – Mar’15 / Mar’14 var. Loan spread and Cost of credit +26% Loan spread 9.2% 9.0% +15% +13% 8.4% 8.0% +11% 7.8% +10% +3% 5.8% 5.4% 5.1% 4.9% SAN System SAN System SAN System 4.6% Brazil Brazil Brazil Cost of credit Total Individual Companies 1Q’14 2Q 3Q 4Q 1Q’15 customers (1) Loans: local criteria figures exclude branches abroad

28

Santander Consumer Finance

Activity

Volumes
Var. M'15 / M'14
+13% / 4Q'14
+12% / 4Q'14
+20%
+22%
Gross loans
New loans
Net Interest Margin
NIM
3.3%
3.5%
3.5%
3.7%
4.0%
2.6%
2.8%
2.7%
2.9%
3.1%
NIM net of provisions
1Q'14
2Q
3Q
4Q
1Q'15

P&L

EUR million

Santander

Santander Consumer Finance 28 Activity P&L EUR million Volumes Net Interest Margin Var. M’1 1Q’15%4Q’14%1Q’14 NIM NII + fee income 968 13.9 21.0 +13% +12% / 4Q’14 / 4Q’14 4.0% Gross income 978 13.5 22.3 3.7% 3.5% 3.5% 3.3% +22% Operating expenses -417 10.8 14.0 +20% 2.9% 3.1% Net op. income 561 15.5 29.3 2.8% 2.7% 2.6% NIM net of provisions LLPs -168 17.6 29.3 Attributable profit 242 -8.7 10.8 1Q’14 2Q 3Q 4Q 1Q’15 Gross loans New loans ¡ Start-up of joint venture1 with PSA in France in 1Q’15 ¡ Higher gross income offset the rise in costs and provisions. All impacted by perimeter ¡ Excluding perimeter, new loans rose 9% and net operating income 7% ¡ Attributable profit impacted by higher minority interests and tax rate (1) Joint venture with PSA in the UK not included, as it is recorded in the UK. Note: Not including Santander Consumer UK profit, as it is recorded in Santander UK results. Including it, 1Q’15 attributable profit: EUR 278 mill. (-5% q-o-q; +10% y-o-y)

USA 29 Activity P&L US$ million Santander Bank1 SCUSA Var. M’15 / M’14 Var. M’15 / M’14 1Q’15%4Q’14%1Q’14 +3% +4% +7% +24% NII + fee income 1,846 5.9 6.8 / 4Q’14 / 4Q’14 / 4Q’14 / 4Q’14 Gross income 1,987 4.7 11.1 +14% Operating expenses -709 0.0 8.7 +10% Net op. income 1,278 7.5 12.4 LLPs -719 0.2 -4.0 +1% -2% Attributable profit 277 -11.7 28.1 Loans 2 Funds Gross loans New loans ¡ Santander Bank: selective growth. SCUSA: strong growth in new loans and servicing ¡ Attributable profit rose y-o-y due to higher gross income and lower provisions in SCUSA ¡ Higher costs (regulatory compliance and franchise) in line with expected plan ¡ Lower profit over 4Q’14 due to extraordinary results of Santander Bank in that quarter (1) Local currency. Loans excluding repos. Funds: deposits (excluding repos) + marketed mutual funds. (2) Excluding sale of portfolios and securitisations: +9% y-o-y; +5% q-o-q

Corporate Activities 30 P&L EUR million 1Q’15 1Q’14 NII + fee income -497 -542 Trading gains 247 302 Operating expenses -208 -191 Provisions -116 -71 Taxes and minority interests -9 81 Attributable profit -585 -405 ¡ Higher net interest income due to lower cost of issues ¡ Lower trading gains (interest and exchange rates hedging) ¡ Higher costs largely due to regulatory compliance ¡ Lower recovery of taxes

Agenda ? Group performance 1Q’15 ? Business areas performance 1Q’15 ? Conclusions ? Appendix

32

1Q'15 Conclusions

Good P&L dynamics	Attributable profit rose in 9 out of 10 core units
Good VOLUMES dynamics	Loans increased in 9 out of 10 core units and funds in all of them
Comfortable in LIQUIDITY AND CAPITAL, with no restrictions to grow	Central focus: organic growth and more efficient use of capital
RISKS quality continues to improve	All ratios improved: NPL, coverage and cost of credit
Improved PROFITABILITY and book value per share	All ratios improved: Efficiency, EPS, RoTE and TBV per share

In line to meet our targets by 2017
and become Simple I Personal I Fair

Santander

32 1Q’15 Conclusions Good P&L dynamics Attributable profit rose in 9 out of 10 core units Loans increased in 9 out of 10 core units Good VOLUMES dynamics and funds in all of them Comfortable in LIQUIDITY AND CAPITAL, Central focus: organic growth with no restrictions to grow and more efficient use of capital All ratios improved: RISKS quality continues to improve NPL, coverage and cost of credit Improved PROFITABILITY All ratios improved: and book value per share Efficiency, EPS, RoTE and TBV per share In line to meet our targets by 2017 and become Simple l Personal l Fair

33 Save the date Investor Day London 23rd – 24th September 2015

Agenda ? Group performance 1Q’15 ? Business areas performance 1Q’15 ? Conclusions ? Appendix

Appendix Other geographic units results Global segments results Group balance sheet Liquidity and funding NPL and coverage ratios, and cost of credit Quarterly income statements

Other geographic units results

Mexico

37

Activity

Volumes[1]

Var. M'15 / M'14

+4% / 4Q'14
+1% / 4Q'14
+19%
+11%
Loans
Funds

Net Interest Margin

NIM
4.1%
4.0%
4.0%
4.0%
4.0%
2.7%
2.5%
2.5%
2.8%
2.6%
NIM net of provisions
1Q'14
2Q
3Q
4Q
1Q'15

P&L

EUR million

(*) Changes excluding fx impact

Santander

Mexico 37 Activity P&L EUR million Volumes1 Net Interest Margin Var. M’ 1Q’15%4Q’14* %1Q’14* +4% +1% NII + fee income 804 0.0 6.8 NIM / 4Q’14 / 4Q’14 4.1% 4.0% 4.0% 4.0% 4.0% Gross income 833 2.1 8.4 +19% Operating expenses -349 5.4 5.8 +11% Net op. income 484 -0.2 10.4 2.7% 2.8% 2.6% 2.5% 2.5% LLPs -211 15.9 9.5 NIM net of provisions Attributable profit 167 -12.6 12.5 Loans Funds 1Q’14 2Q 3Q 4Q 1Q’15 (*) Changes excluding fx impact ¡ Expansion plan and commercial strategy resulted in market share gains ¡ Year-on-year profit growth (+13%) due to higher gross income and lower cost of credit ¡ Higher commercial revenues absorbed interest rates at their lowest levels and change of mix ¡ Profit fell over 4Q’14 because of higher tax charge and lower provisions in 4Q’14 (1) Local currency. Loans excluding repos. Funds: deposits (excluding repos) + marketed mutual funds

Chile

38

Activity

Volumes[1]

Var. M'15 / M'14

+3% / 4Q'14
+3% / 4Q'14
+9%
+15%
Loans
Funds

Net Interest Margin

Inflation UF[2]
1.3%
1.8%
0.6%
1.9%
-0.02%
NIM
4.3%
4.7%
4.0%
4.7%
3.5%
3.0%
3.5%
2.6%
3.2%
2.3%
NIM net of provisions
1Q'14
2Q
3Q
4Q
1Q'15

P&L

EUR million

	1Q'15	%4Q'14*	%1Q'14*
NII + fee income	485	-21.1	-7.8
Gross income	554	-14.4	-3.3
Operating expenses	-234	-2.7	8.3
Net op. income	320	-21.4	-10.3
LLPs	-132	-20.7	5.5
Attributable profit	109	-37.0	-17.4

(*) Changes excluding fx impact

Santander

Chile 38 Activity P&L Volumes1 EUR million Net Interest Margin Var. M 1Q’15%4Q’14* %1Q’14* n UF 1.3% 1.8% 0.6% 1.9% -0.02% NII + fee income 485 -21.1 -7.8 +3% +3% / 4Q’14 / 4Q’14 Gross income 554 -14.4 -3.3 NIM 4.7% 4.7% 4.3% 4.0% Operating expenses -234 -2.7 8.3 3.5% +15% Net op. income 320 -21.4 -10.3 +9% 3.5% 3.2% 3.0% LLPs -132 -20.7 5.5 2.6% 2.3% NIM net of provisions Attributable profit 109 -37.0 -17.4 Loans Funds 1Q’14 2Q 3Q 4Q 1Q’15 (*) Changes excluding fx impact ¡ Growth in target segments: loans to companies (+9%), high-income (+13%) and demand deposits (+14%) ¡ Gross income and profit comparisons impacted by lower UF inflation ¡ Moreover, in 4Q’14 taxes were released due to the tax reform (1) Local currency. Loans excluding repos. Funds: deposits (excluding repos) + marketed mutual funds (2) Chilean Unidad de Fomento

Poland

39

Activity

Volumes[1]

Var. M'15 / M'14

+3%
/ 4Q'14
-2%
/ 4Q'14
+8%
+7%
Loans
Funds

Customer NIM

Profitability of loans
5.21%
5.22%
5.12%
4.77%
4.53%
Cost of deposits
1.69%
1.60%
1.68%
1.68%
1.33%
1Q'14
2Q
3Q
4Q
1Q'15

P&L

EUR million

(*) Changes excluding fx impact

Santander

Poland 39 Activity P&L EUR million Volumes1 Customer NIM Var. M’15 1Q’15%4Q’14* %1Q’14* Profitability of loans 5.21% 5.22% 5.12% 4.77% NII + fee income 291 -4.0 -8.0 +3% -2% 4.53% Gross income 340 -4.0 2.0 / 4Q’14 / 4Q’14 Cost of deposits Operating expenses -149 3.6 2.0 +8% +7% Net op. income 191 -9.2 2.0 1.69% 1.60% 1.68% 1.68% 1.33% LLPs -39 -31.2 -8.8 Attributable profit 90 -4.5 6.3 Loans Funds 1Q’14 2Q 3Q 4Q 1Q’15 (*) Changes excluding fx impact ¡ In the first quarter, faster growth in loans and management of deposits cost ¡ Year-on-year profit increased due to lower provisions and control of costs ¡ Gross income impacted by lower interest rates and tougher regulation. Margins/ALCOs management (1) Local currency. Loans excluding repos. Funds: deposits (excluding repos) + marketed mutual funds

Portugal

40

Activity

Volumes[1]

Var. M'15 / M'14

-0.5% / 4Q'14
-1% / 4Q'14
+6%
-4%
Loans
Funds

Cost of new term deposits

1.72%
1.69%
1.36%
0.96%
0.80%
1Q'14
2Q
3Q
4Q
1Q'15

P&L

EUR million

Santander

Portugal 40 Activity P&L EUR million Volumes1 Cost of new term deposits Var. M’ 1Q’15%4Q’14%1Q’14 NII + fee income 211 -1.8 4.5 -0.5% -1% / 4Q’14 / 4Q’14 Gross income 238 -8.7 4.4 +6% 1.72% 1.69% 1.36% Operating expenses -121 -3.9 -0.7 0.96% 0.80% Net op. income 117 -13.2 10.1 -4% LLPs -22 27.1 -35.6 Attributable profit 56 -22.9 58.0 Loans Funds 1Q’14 2Q 3Q 4Q 1Q’15 ¡ Loans fell at a slower pace. Better performance in loans to companies than the sector ¡ Attributable profit continued to normalise (+58% y-o-y) ¡ Good performance of net interest income (+10% y-o-y) and control of costs ¡ Profit fell over 4Q’14 when capital gains were recorded and provisions low (1) Loans excluding repos. Funds: deposits (excluding repos) + marketed mutual funds

Other Latin American countries

41

Attributable profit

Constant EUR million

Argentina
+36%
59
80
1Q'14
1Q'15
Uruguay
+23%
14
18
1Q'14
1Q'15
Peru
+36%
5
7
1Q'14
1Q'15

Santander

Other Latin American countries 41 Attributable profit Constant EUR million Argentina Uruguay Peru +36% 80 59 +23% +36% 14 18 7 5 1Q’14 1Q’15 1Q’14 1Q’15 1Q’14 1Q’15 ¡ Focus on loyalty, transactions and target segments ¡ Double-digit growth in volumes ¡ P&L underpinned by gross income growth

42

Spain run-off real estate

Activity

Balance sheet

EUR billion

-24%
10.3
7.8
Equity stakes
Net foreclosures
Net loans
3.6
5.2
3.5
3.6
M'14
M'15

Coverage ratios

1Q'15 and M'15 / M'14 change

+3 p.p.
0 p.p.
55%
55%
Loans
Foreclosures

P&L

EUR million

	1Q'15	1Q'14	%1Q'14
Gross income	0	-8	n.m.
Operating expenses	-51	-52	-0.3
Provisions	-84	-149	-43.4
Tax recovery	41	62	-34.8
Attributable profit	**-95**	**-146**	**-34.8**

Santander

Spain run-off real estate 42 Activity P&L EUR million Balance sheet Coverage ratios EUR billion 1Q’15 and M’15 / M’14 change 1Q’15 1Q’14%1Q’14 -24% +3 p.p. 0 p.p. Gross income 0 -8 n.m. 10.3 Operating expenses -51 -52 -0.3 Equity stakes 7.8 55% 55% Net 3.6 Provisions -84 -149 -43.4 foreclosures 3.5 Net loans Tax recovery 41 62 -34.8 5.2 3.6 Attributable profit -95 -146 -34.8 M’14 M’15 Loans Foreclosures ¡ Exposure continues to fall at rates of over -20%. Mainly in loans (-32%) ¡ Increased coverage ratios ¡ Lower losses due to reduced need for provisions

Global segments results

Retail Banking

44

Activity

EUR billion

Net loans

+14%*
601
685
M'14
M'15

(*) +6% excluding FX impact

Deposits

+10%*
547
599
M'14
M'15

(*) +3% excluding FX impact

Gross income

EUR million

P&L

EUR million

	1Q'15	%4Q'14*	%1Q'14*
NII + fee income	9,970	0.0	5.1
Gross income	10,298	-0.1	7.0
Operating expenses	-4,618	-0.5	5.0
Net op, income	5,680	0.2	8.7
LLPs	-2,323	-2.2	-13.2
Attributable profit	1,933	-5.2	31.7

(*) Changes excluding fx impact

Santander

Retail Banking 44 Activity P&L EUR billion EUR million 1Q’15%4Q’14* %1Q’14* Net loans Deposits NII + fee income 9,970 0.0 5.1 +14%* +10%* Gross income 10,298 -0.1 7.0 685 547 Operating expenses -4,618 -0.5 5.0 601 Net op, income 5,680 0.2 8.7 M’14 M’15 LLPs -2,323 -2.2 -13.2 M’14 M’15 (*) +6% excluding FX impact (*) +3% excluding FX impact Attributable profit 1,933 -5.2 31.7 (*) Changes excluding fx impact Gross income EUR million 10,298 9,705 10,008 ¡ Loans and deposits growth 9,074 9,423 ¡ Good y-o-y performance of net interest income (+5%) and fee income (+4%) ¡ Costs rose at below the inflation rate excluding perimeter. Lower provisions 1Q’14 2Q 3Q 4Q 1Q’15

45

Global Wholesale Banking (GBM)

Gross income

EUR million

TOTAL
1,281
+9%*
1,398
Trading and capital
125
+94%
242
Global markets
463
-16%
389
Financing solutions & advisory
275
+15%
315
Global transaction banking
418
+8%
451
Customers 0%*
1Q'14
1Q'15

TOTAL
Trading y capital
Clients
1,281
1,317
1,257
1,068
1,398
1,156
1,157
1,056
1,034
1,155
1Q'14
2Q
3Q
4Q
1Q'15

P&L

EUR million

	1Q'15	%4Q'14*	%1Q'14*
NII + fee income	1,089	4.5	16.6
Gross income	1,398	27.6	5.4
Operating expenses	-500	3.8	8.1
Net op, income	898	46.3	3.9
LLPs	-198	95.2	83.6
Attributable profit	470	54.6	-4.7

(*) Changes excluding fx impact

- **Customer revenues account for 83%** of total gross income
- Higher commercial revenues
- Excellent **efficiency ratio: 36%**
- Profit fell y-o-y due to particularly low provisions in 1Q'14

Santander

Global Wholesale Banking (GBM) 45 Gross income P&L EUR million EUR million 1,398 1Q’15%4Q’14* %1Q’14* TOTAL 1,281 242 NII + fee income 1,089 4.5 16.6 Trading and capital 125 Gross income 1,398 27.6 5.4 Global markets 463 -16% 389 Operating expenses -500 3.8 8.1 Financing 315 Customers Net op, income 898 46.3 3.9 solutions & advisory 275 +15% * 0% Global transaction LLPs -198 95.2 83.6 418 +8% 451 banking Attributable profit 470 54.6 -4.7 1Q’14 1Q’15 (*) Changes excluding fx impact (*) Excluding fx impact: total gross income, +5%; customer revenues -4% ¡ Customer revenues account for 83% of TOTAL 1,398 Trading y 1,281 1,317 1,257 total gross income 1,068 capital ¡ Higher commercial revenues Clients 1,156 1,157 1,155 1,056 1,034 ¡ Excellent efficiency ratio: 36% ¡ Profit fell y-o-y due to particularly 1Q’14 2Q 3Q 4Q 1Q’15 low provisions in 1Q’14

46 Group balance sheet

47

Grupo Santander balance sheet. Highlights

EUR billion

Balance sheet at March 2015
1,370
1,370
Cash and credit institutions
188
2
Derivatives
97
3
AFS portfolio
106
4
Trading portfolio
69
5
Other*
116
6
Net loans to customers
794
1
Credit institutions
169
Derivatives
123
Other
45
Customer deposits
687
Issues and subordinated liabilities
228
Shareholders' equity & fixed liabilities
118
Assets
Liabilities

1. Lending: 58% of balance sheet
2. Cash, central banks and credit institutions: 14%
3. Derivatives (with counterparty on the liabilities side): 7% of balance sheet
4. Available for sale portfolio (AFS): 8%
5. Trading portfolio: 5%
6. Other (goodwill, fixed assets, accruals): 8%

Santander

Grupo Santander balance sheet. Highlights 47 Retail balance sheet, appropriate for a low risk business model, liquid and well capitalised EUR billion Balance sheet at March 2015 1 1,370 Lending: 58% of balance sheet 1,370 Cash and cr Credit instituti 188 2 169 2 institutions Cash, central banks and credit Derivativ 97 3 Derivatives 123 institutions: 14% AFS portfol 106 4 Other 45 Trading portf 69 3 5 Derivatives (with counterparty on the Othe 116 6 liabilities side): 7% of balance sheet Customer 687 deposits 4 Available for sale portfolio (AFS): 8% Net loans 794 1 custom 5 subordinated Issues and Trading portfolio: 5% liabilities 228 Shareholders’ equity & fixed liabilities 118 6 Other (goodwill, fixed assets, accruals): Assets Liabilities 8% (*) Other assets: Goodwill EUR 29 bill., tangible and intangible assets EUR 27 bill., other capital instruments at fair value EUR 1 bill., accruals and other accounts EUR 59 bill.

48 Liquidity and funding

49

Liquidity and funding

Well-funded balance sheet with high structural liquidity surplus

March 2015. EUR billion

Santander Group liquidity balance sheet

Net loans to customers
794
Fixed assets & other
84
Financial assets
187
Assets
687
Deposits
69
Securitisations
146
M/L term funding
136
Equity (102) and other (34)
27
ST Funding
Liabilities

Commercial Gap: EUR 107 bill.

Santander

Liquidity and funding 49 Well-funded balance sheet with high structural liquidity surplus March 2015. EUR billion Santander Group liquidity balance sheet Net loans 687 osits 794 Commercial Gap: EUR 107 bill. custom 69 curitisations Structural liquidity1 surplus: EUR 160.5 bill. (15% net liabilities) Fixed asse 84 146 term funding & oth Finan 187 136 uity (102) and asse er (34) 27 Funding Assets Liabilities Note: Liquidity balance sheet for management purposes (net of trading derivatives and interbank balances). Provisional (1) Financial assets – short term wholesale funding markets

Liquidity and funding

50

Mar'15

Issuances (EUR bn.)
Total
14.4
18.7
M/L term issuance
11.0
15.4
Securitisations[1]
3.4
3.3
1Q'14
1Q'15

Diversified issuances - 1Q'15
US$ area, 34%
Sterling area, 41%
Euro area, 25%

(1) Placed in the market and including structured finance

Santander

Liquidity and funding 50 Higher recourse to wholesale funding in the first quarter, backed by improved market conditions: issuances outpaced maturities Mar’15 Issuances (EUR bn.) Diversified issuances—1Q’15 18.7 T 14.4 US$ Sterling area, area, 15.4 34% 41% M/L term issuance 11.0 Euro area, 25% Securitisations1 3.4 3.3 1Q’14 1Q’15 (1) Placed in the market and including structured finance

51

NPL, coverage ratios and cost of credit

Santander

51 NPL, coverage ratios and cost of credit

52 NPL ratio % 31.03.14 30.06.14 30.09.14 31.12.14 31.03.15 Continental Europe 9.12 9.04 8.96 8.93 8.57 Spain 7.61 7.59 7.57 7.38 7.25 Santander Consumer Finance 4.14 4.07 3.97 4.82 4.52 Poland 7.35 7.42 7.43 7.42 7.33 Portugal 8.26 8.16 8.49 8.89 8.96 United Kingdom 1.88 1.91 1.80 1.79 1.75 Latin America 5.06 5.03 4.98 4.65 4.49 Brazil 5.74 5.78 5.64 5.05 4.90 Mexico 3.62 3.52 3.74 3.84 3.71 Chile 5.99 5.94 5.98 5.97 5.88 USA 2.88 2.93 2.68 2.54 2.30 Operating Areas 5.54 5.46 5.29 5.19 4.87 Total Group 5.52 5.45 5.28 5.19 4.85

53 Coverage ratio % 31.03.14 30.06.14 30.09.14 31.12.14 31.03.15 Continental Europe 58.0 58.3 58.1 57.2 58.6 Spain 44.6 44.9 45.5 45.5 46.6 Santander Consumer Finance 105.1 105.2 106.4 100.1 103.6 Poland 64.6 65.3 65.8 60.3 61.6 Portugal 50.6 53.1 53.9 51.8 52.4 United Kingdom 42.9 41.1 43.4 41.9 41.2 Latin America 86.1 86.3 83.5 84.7 83.9 Brazil 95.2 94.8 91.4 95.4 95.2 Mexico 98.6 96.6 90.1 86.1 88.4 Chile 50.7 51.7 52.3 52.4 52.0 USA 163.3 165.0 184.1 192.8 210.7 Operating Areas 66.0 66.4 67.0 66.6 68.4 Total Group 66.3 66.8 67.5 67.2 68.9

54

Non-performing loans and Provision funds. 1Q'15

Non-performing loans

100%: €41,919 million

Other, 17%
Spain, 31%
USA, 5%
Chile, 5%
Mexico, 3%
Brazil, 10%
SCF*, 8%
Poland, 4%
UK, 12%
Portugal, 5%

Provision funds

100%: €28,894 million

Other, 16%
Spain, 21%
USA, 15%
SCF*, 12%
Chile, 4%
Poland, 3%
Mexico, 4%
Portugal, 4%
Brazil, 14%
UK, 7%

Percentage over Group's total
(*) Excluding SCF UK

Santander

Non-performing loans and Provision funds. 1Q’15 54 Non-performing loans Provision funds 100%: €41,919 million 100%: €28,894 million Other, 17% Other, 16% Spain, 21% Spain, 31% USA, 5% USA, 15% Chile, 5% Mexico, 3% SCF*, 12% Chile, 4% Brazil, 10% SCF*, 8% Poland, 3% Mexico, 4% Poland, 4% Portugal, Brazil, 14% 4% UK, 12% Portugal, UK, 7% 5% Percentage over Group’s total (*) Excluding SCF UK

55 Cost of credit % 31.03.14 30.06.14 30.09.14 31.12.14 31.03.15 Continental Europe 1.21 1.14 1.08 1.02 0.96 Spain 1.37 1.31 1.21 1.06 0.97 Santander Consumer Finance 0.89 0.87 0.85 0.90 0.94 Poland 0.98 0.92 0.95 1.04 1.00 Portugal 0.63 0.55 0.47 0.50 0.45 United Kingdom 0.23 0.22 0.19 0.14 0.11 Latin America 4.24 3.95 3.77 3.59 3.42 Brazil 5.82 5.38 5.14 4.91 4.63 Mexico 3.59 3.58 3.26 2.98 2.92 Chile 1.82 1.76 1.71 1.75 1.74 USA 2.94 3.15 3.40 3.45 3.40 Operating Areas 1.61 1.55 1.50 1.44 1.38 Total Group 1.65 1.56 1.52 1.43 1.38 Cost of credit = 12 month loan-loss provisions / average lending

Spain run-off real estate. Exposure and coverage ratios

56

Coverage by borrowers' situation (1Q'15)

EUR million

	Gross risk	Coverage Fund	Net Risk
Non-performing	6,743	3,936	2,807
Substandard[1]	981	344	637
Foreclosed real estate	7,806	4,310	3,496
Total problematic assets	15,530	8,590	6,940
Performing loans[2]	106	0	106
Real estate exposure	**15,636**	**8,590**	**7,046**

Total coverage (problematic assets + performing loans)

provisions / exposure (%)

Total real estate exposure

55%
Mar'15

Non-performing	58%
Subestándar[1]	35%
Foreclosed real estate	55%
Total problematic assets	**55%**
Performing loans[2]	0%

Santander

Spain run-off real estate. Exposure and coverage ratios 56 Coverage by borrowers’ situation Total coverage (1Q’15) (problematic assets + performing loans) EUR million Total real estate 55% Gross risk Coverage Net exposure Fund Risk Non-performing 6,743 3,936 2,807 Substandard1 981 344 637 Mar’15 Foreclosed real estate 7,806 4,310 3,496 Non-performing 58% Total problematic assets 15,530 8,590 6,940 Subestándar1 35% Performing loans2 106 0 106 Foreclosed real estate 55% Total problematic assets 55% Real estate exposure 15,636 8,590 7,046 Performing loans2 0% (1) 100% up-to-date with payments (2) Performing loans: loans up-to-date with payments

Spain run-off real estate. Loans and foreclosures

57

LOANS with real estate purpose

EUR Million

	Mar'15	Dic'14	Var.
Finished buildings	3,219	3,577	-358
Buildings under constr.	241	130	111
Developed land	2,493	2,641	-148
Building and other land	738	752	-14
Non mortgage guarantee	1,139	1,176	-37
Total	**7,830**	**8,276**	**-446**

Foreclosed REAL ESTATE (Mar. 2015)

EUR Million

	Gross amount	Coverage	Net amount
Finished buildings	2,265	43%	1,298
Buildings under constr.	570	46%	306
Developed land	2,519	60%	1,000
Building land	2,365	64%	859
Other land	87	62%	33
Total	**7,806**	**55%**	**3,496**

Santander

Spain run-off real estate. Loans and foreclosures 57 LOANS with real estate purpose Foreclosed REAL ESTATE (Mar. 2015) EUR Million EUR Million Gross Net amount Coverage amount Mar’15 Dic’14 Var. Finished buildings 3,219 3,577 -358 Finished buildings 2,265 43% 1,298 Buildings under constr. 241 130 111 Buildings under constr. 570 46% 306 Developed land 2,493 2,641 -148 Developed land 2,519 60% 1,000 Building and other land 738 752 -14 Building land 2,365 64% 859 Non mortgage guarantee 1,139 1,176 -37 Other land 87 62% 33 Total 7,830 8,276 -446 Total 7,806 55% 3,496

58 Quarterly P&L

Santander Group EUR million 1Q 14 2Q 14 3Q 14 4Q 14 1Q 15 NII + Fee income 9,323 9,773 9,910 10,238 10,563 Gross income 10,124 10,488 10,961 11,040 11,444 Operating expenses (4,847) (4,906) (5,070) (5,216) (5,377) Net operating income 5,277 5,582 5,891 5,824 6,067 Net loan-loss provisions (2,695) (2,638) (2,777) (2,452) (2,563) Other (433) (508) (558) (792) (514) Profit before taxes 2,149 2,435 2,556 2,580 2,990 Consolidated profit 1,579 1,771 1,901 1,746 2,067 Attributable profit 1,303 1,453 1,605 1,455 1,717

Santander Group Constant EUR million 1Q 14 2Q 14 3Q 14 4Q 14 1Q 15 NII + Fee income 9,886 10,175 10,167 10,544 10,563 Gross income 10,715 10,922 11,243 11,368 11,444 Operating expenses (5,102) (5,089) (5,192) (5,360) (5,377) Net operating income 5,613 5,833 6,052 6,008 6,067 Net loan-loss provisions (2,858) (2,735) (2,853) (2,521) (2,563) Other (441) (509) (551) (795) (514) Profit before taxes 2,313 2,589 2,648 2,692 2,990 Consolidated profit 1,704 1,886 1,974 1,837 2,067 Attributable profit 1,410 1,552 1,671 1,532 1,717

61 Continental Europe EUR million 1Q 14 2Q 14 3Q 14 4Q 14 1Q 15 NII + Fee income 2,973 3,077 3,013 3,123 3,126 Gross income 3,196 3,256 3,139 3,231 3,379 Operating expenses (1,607) (1,582) (1,557) (1,591) (1,627) Net operating income 1,589 1,673 1,582 1,640 1,751 Net loan-loss provisions (791) (770) (737) (582) (638) Other (152) (196) (151) (77) (120) Profit before taxes 647 707 694 981 993 Consolidated profit 499 536 518 693 734 Attributable profit 463 499 472 644 664

62 Spain EUR million 1Q 14 2Q 14 3Q 14 4Q 14 1Q 15 NII + Fee income 1,602 1,663 1,635 1,665 1,590 Gross income 1,792 1,782 1,733 1,690 1,764 Operating expenses (894) (873) (855) (860) (852) Net operating income 898 909 878 830 913 Net loan-loss provisions (507) (488) (429) (320) (367) Other (33) (51) (9) (81) (32) Profit before taxes 358 370 440 429 513 Consolidated profit 253 261 310 303 362 Attributable profit 251 261 309 299 357

63 Santander Consumer Finance EUR million 1Q 14 2Q 14 3Q 14 4Q 14 1Q 15 NII + Fee income 800 822 822 850 968 Gross income 800 827 821 862 978 Operating expenses (366) (357) (354) (376) (417) Net operating income 434 470 467 486 561 Net loan-loss provisions (130) (123) (149) (143) (168) Other (14) (17) (71) 65 (22) Profit before taxes 291 330 247 408 372 Consolidated profit 225 245 184 277 274 Attributable profit 219 237 170 265 242

64 Poland EUR million 1Q 14 2Q 14 3Q 14 4Q 14 1Q 15 NII + Fee income 317 328 322 302 291 Gross income 334 353 335 353 340 Operating expenses (147) (148) (143) (143) (149) Net operating income 188 205 192 210 191 Net loan-loss provisions (43) (42) (44) (57) (39) Other (3) (16) 8 22 (1) Profit before taxes 142 147 156 175 151 Consolidated profit 115 120 122 127 123 Attributable profit 85 88 91 94 90

65 Poland PLN million 1Q 14 2Q 14 3Q 14 4Q 14 1Q 15 NII + Fee income 1,327 1,367 1,344 1,271 1,220 Gross income 1,399 1,471 1,400 1,487 1,427 Operating expenses (613) (615) (598) (604) (625) Net operating income 786 855 802 883 802 Net loan-loss provisions (180) (174) (184) (238) (164) Other (12) (66) 33 90 (3) Profit before taxes 594 615 650 735 634 Consolidated profit 483 500 511 535 517 Attributable profit 355 366 382 395 377

66 Portugal EUR million 1Q 14 2Q 14 3Q 14 4Q 14 1Q 15 NII + Fee income 202 204 206 215 211 Gross income 228 237 230 261 238 Operating expenses (122) (121) (122) (126) (121) Net operating income 106 116 108 135 117 Net loan-loss provisions (34) (40) (32) (17) (22) Other (30) (29) (20) (20) (21) Profit before taxes 42 47 57 97 74 Consolidated profit 33 37 42 73 56 Attributable profit 36 39 42 73 56

67 United Kingdom GBP million 1Q 14 2Q 14 3Q 14 4Q 14 1Q 15 NII + Fee income 1,023 1,045 1,070 1,101 1,100 Gross income 1,100 1,105 1,124 1,136 1,152 Operating expenses (574) (571) (579) (604) (605) Net operating income 526 533 545 532 547 Net loan-loss provisions (99) (71) (70) (27) (56) Other (38) (51) (58) (108) (41) Profit before taxes 388 411 417 396 449 Consolidated profit 311 325 326 308 360 Attributable profit 311 325 326 308 355

68 United States USD million 1Q 14 2Q 14 3Q 14 4Q 14 1Q 15 NII + Fee income 1,728 1,798 1,794 1,742 1,846 Gross income 1,789 1,864 1,931 1,898 1,987 Operating expenses (652) (649) (684) (709) (709) Net operating income 1,137 1,215 1,248 1,189 1,278 Net loan-loss provisions (749) (684) (811) (718) (719) Other (3) (4) (19) 40 (21) Profit before taxes 385 527 418 512 538 Consolidated profit 276 362 324 390 389 Attributable profit 216 272 259 314 277

69 Brazil EUR million 1Q 14 2Q 14 3Q 14 4Q 14 1Q 15 NII + Fee income 2,828 2,979 3,018 2,969 2,997 Gross income 2,851 2,986 3,192 2,978 3,046 Operating expenses (1,133) (1,196) (1,291) (1,296) (1,176) Net operating income 1,719 1,791 1,900 1,682 1,870 Net loan-loss provisions (905) (933) (958) (887) (826) Other (143) (166) (253) (244) (209) Profit before taxes 671 693 689 551 835 Consolidated profit 469 504 520 433 571 Attributable profit 364 395 409 391 516

70 Brazil R$ million 1Q 14 2Q 14 3Q 14 4Q 14 1Q 15 NII + Fee income 9,161 9,111 9,081 9,425 9,635 Gross income 9,236 9,132 9,617 9,458 9,792 Operating expenses (3,669) (3,657) (3,893) (4,111) (3,779) Net operating income 5,567 5,475 5,724 5,347 6,012 Net loan-loss provisions (2,930) (2,850) (2,882) (2,818) (2,657) Other (462) (508) (770) (772) (672) Profit before taxes 2,175 2,117 2,072 1,757 2,683 Consolidated profit 1,520 1,544 1,564 1,378 1,834 Attributable profit 1,178 1,208 1,231 1,241 1,657

71 Mexico EUR million 1Q 14 2Q 14 3Q 14 4Q 14 1Q 15 NII + Fee income 699 720 752 781 804 Gross income 713 775 791 793 833 Operating expenses (307) (312) (319) (322) (349) Net operating income 407 463 471 471 484 Net loan-loss provisions (179) (191) (210) (177) (211) Other (2) (2) 6 (1) 8 Profit before taxes 226 271 267 293 281 Consolidated profit 178 214 217 242 215 Attributable profit 138 169 167 186 167

72 Mexico Million pesos 1Q 14 2Q 14 3Q 14 4Q 14 1Q 15 NII + Fee income 12,667 12,832 13,074 13,529 13,530 Gross income 12,928 13,821 13,738 13,732 14,017 Operating expenses (5,557) (5,560) (5,545) (5,579) (5,878) Net operating income 7,371 8,261 8,193 8,153 8,139 Net loan-loss provisions (3,237) (3,401) (3,654) (3,058) (3,545) Other (28) (34) 106 (13) 130 Profit before taxes 4,106 4,827 4,644 5,083 4,724 Consolidated profit 3,228 3,825 3,770 4,192 3,624 Attributable profit 2,504 3,012 2,910 3,225 2,817 2,504 3,012 2,910 3,225 2,817

73 Chile EUR million 1Q 14 2Q 14 3Q 14 4Q 14 1Q 15 NII + Fee income 489 526 470 577 485 Gross income 533 551 505 608 554 Operating expenses (201) (210) (217) (226) (234) Net operating income 332 341 288 382 320 Net loan-loss provisions (116) (118) (131) (156) (132) Other (7) (3) 3 (18) 6 Profit before taxes 209 220 160 209 195 Consolidated profit 176 192 136 236 150 Attributable profit 123 132 92 162 109

74 Chile Ch$ billion 1Q 14 2Q 14 3Q 14 4Q 14 1Q 15 NII + Fee income 369.6 399.6 359.8 432.1 340.7 Gross income 402.4 418.6 386.3 454.9 389.4 Operating expenses (151.9) (159.7) (165.7) (169.0) (164.5) Net operating income 250.6 258.9 220.6 285.9 224.8 Net loan-loss provisions (87.7) (89.6) (100.0) (116.6) (92.5) Other (5.1) (2.0) 2.1 (13.4) 4.3 Profit before taxes 157.8 167.3 122.7 155.9 136.7 Consolidated profit 132.8 145.6 103.9 177.0 105.6 Attributable profit 92.7 100.4 70.7 121.5 76.6

75 Corporate Activities EUR million 1Q 14 2Q 14 3Q 14 4Q 14 1Q 15 NII + Fee income (542) (495) (466) (471) (497) Gross income (224) (237) 10 (7) (252) Operating expenses (191) (197) (194) (181) (208) Net operating income (416) (434) (183) (188) (460) Net loan-loss provisions 1 (1) 0 2 0 Other (72) (67) (90) (342) (117) Ordinary profit before taxes (487) (502) (273) (529) (576) Ordinary consolidated profit (408) (444) (262) (671) (557) Ordinary attributable profit (405) (444) (259) (681) (585) Attributable profit (405) (444) (259) (681) (585)

Santander

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: April 30, 2015	By:	/s/ José García Cantera
Name: José García Cantera
Title: Chief Financial Officer